Infosys
Navigate your next

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 3, 2024

Dear Sir/ Madam,

Sub: Notice of the 43rd Annual General Meeting (AGM) and Integrated Annual Report 2023-24

In compliance with the Companies Act 2013, rules framed thereunder and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, please find enclosed Notice convening the 43rd AGM of shareholders and the Integrated Annual Report 2023-24 which will be sent to the shareholders through electronic mode.

The 43rd AGM will be held on Wednesday, June 26, 2024, at 4.00 p.m. IST through video conference and other audio-visual means (VC).

The following reports will be made available on the Company's website :

Name of the report	Website link
43rd AGM Notice and Integrated Annual Report 2023-24 (including Business Responsibility and Sustainability Report).	https://www.infosys.com/investors/reports-filings/annual-report/annual-reports/ar-2023-24.html
Infosys Foundation's Annual Report 2023-24	https://www.infosys.com/infosys-foundation/about/reports/documents/infosys-foundation-report-2023-24.pdf

Information at glance:

Particulars	Details
Time and date of AGM	4:00 p.m. IST, Wednesday, June 26, 2024
Mode	Video conference and other audio-visual means
Participation through video-conferencing	https://agm.onwingspan.com/InfosysAGM
Helpline number for VC participation	+91-80-4156 5555 / +91-80-4156 5777
Webcast and transcripts	https://www.infosys.com/Investors/
Final dividend and Special dividend record date	Friday, May 31, 2024
Final dividend and Special dividend payment date	Monday, July 1, 2024
Information of tax on Final dividend and Special dividend	https://www.infosys.com/investors/shareholder-services/dividend-tax.html
Cut-off date for e-voting	Wednesday, June 19, 2024
E-voting start time and date	9:00 a.m. IST, Friday, June 21, 2024
E-voting end time and date	5:00 p.m. IST, Tuesday, June 25, 2024
E-voting website of NSDL	https://www.evoting.nsdl.com/

This is for your information and records.

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA Date: 2024.06.03 15:06:37 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
Navigate your next



Generative AI and You

Integrated Annual Report 2023-24

Would you like to see yourself on the Infosys Annual report cover? You can do this now by creating a personalized cover page using our gen AI platform at Infosys Annual Reports (annualreportai.com)

The cover and theme pages images have been created using gen AI tools.



Gen AI: Ushering in the next era of business

We barely saw it happen. AI walking into our lives. Through the ads that follow us on social media. The personalized pick of movies and shows. Our cars. The maps helping us navigate. Right there in our hands – our super-powerful phones. And now, it's happening again. This time with generative AI. In the form of handy tools – like ChatGPT, MetaAI and Stable Diffusion – that pique our imagination, and stoke our curiosity.

Generative AI technology's path into enterprises too has been just as accelerated and enthusiastic, supported by an exponential increase in investments. While almost every enterprise has started working with generative AI, their struggles with data readiness and concerns around regulatory compliance are just as real. A common acknowledgment is that very few of the gen AI pilots, when considered at scale, promise to deliver tangible business value. In the months to follow, we believe, some ongoing AI pilots will scale to strategic AI programs that will then help pave the way for AI-led business transformations.

Our clients, across industries, are looking to solve tough business challenges with generative AI in ways that produce measurable outcomes for them. For example, supporting and personalizing customer interactions, bringing greater efficiencies to marketing and sales, improving the quality of code, and even enhancing personal and organizational productivity. They also clearly see that the advent of generative AI, with potential for more pervasive automation, will accelerate the pace of workforce transformation. Talent, across functions, will need support to imbibe new skills, and some will even prep for entirely new jobs that didn't exist before. Generative AI, if embraced responsibly, could drive productivity growth and support a more sustainable, inclusive world.

Embracing AI responsibly also means keeping track of emerging AI regulations across countries and jurisdictions while ensuring compliance. Existing processes, policies, guidelines, and tooling will need to be continuously reviewed and enhanced to cover model assurance, model security, bias, fairness, explainability, reproducibility, training data privacy, safety and alignment, IP/contractual risks and sustainability impact too. We are factoring it all in as we engineer enterprise-scale generative AI developments for our clients. You'll come across some examples right here in this Integrated Annual Report. But what we hope you also won't miss is to see how you too can navigate your next as generative AI paves the path forward for us all, and how Infosys can be the trusted partner on that journey into the future.

Infosys
topaz

Optimizing platform R&D and build



Microsoft Corporation: Transforming platform engineering. Transforming operations

Microsoft Corporation is a technology company that aspires to empower every person and every organization on the planet to achieve more.

As a vocal advocate for the game-changing potential of artificial intelligence, Microsoft was eager to harness the power of AI, especially generative AI, to heighten their operational agility. This meant reengineering their operations analytics platform for better quality, faster response, and support. The platform is a trusted resource for several thousand users at Microsoft, offering insights and transactions support to manage their business operations across commercial, OEM, and partner channels. To amplify and transform the platform with generative AI, Microsoft teamed up with Infosys.

Infosys brought the capabilities of Azure OpenAI Service and GitHub Copilot to help solve this challenging problem. They also brought best practices for leveraging generative AI technologies for code generation and development support. Infosys used these techniques and started to reengineer the platform, factoring in user feedback while simultaneously addressing pitfalls preemptively and making efficiency projections. The aim was to transform the platform to meet changing user needs at a revolutionary rate. The outcome was a whopping 35% reduction in development effort and a 24% reduction in test-case generation and code review time. In fact, the platform was ready to deliver on Microsoft's operational aspirations six months ahead of schedule!

The renewed operations platform delivers never-before-seen on-time, on-demand intelligence for users with hugely reduced data latency and cost across the 150+ reports of operational insights that the business counts on. The new generative AI-powered knowledge repository enables the platform's support team to provide quicker responses to queries, resulting in an 18% reduction in support ticket volume. This newfound agility, along with the self-service capabilities added to the platform, has resulted in a sharp increase in internal customer satisfaction.

"Successful operations are all about effective support for the business, firmly grounding the core technology to make that possible, and being able to pivot with agility to meet changing market needs. Generative AI, Azure OpenAI Service, and GitHub Copilot, in the hands of capable Infosys engineers, helped us to transform and modernize our operations analytics platform to be able to meet the demands of our business while saving time, money, and delighting users with the experience."

– Jonathan Chromy, Principal SWE Manager, Microsoft

Infosys topaz

Amplifying organizational productivity



Danske Bank: Scaling assistive technology organization-wide

Danske Bank is a Nordic bank, the largest retail bank in Denmark, with over 5 million retail customers.

In the summer of 2023, the Bank announced its Forward '28 strategy to strengthen the organization and create a more focused business trajectory to exceed its financial targets. With the maturing of generative AI, Danske Bank was quick to see its potential to revolutionize their industry and transform the way their own company operated, to increase efficiency and productivity, reduce costs, and open up new opportunities for growth. They were keen to start to explore a custom GPT indexed with their own business content to automate repetitive tasks and provide instant responses to tactical pursuits, freeing up human staff to focus on more strategic objectives.

Infosys responded with a plan to help Danske Bank set up an A-team and the appropriate generative AI technology to build a secure, ethical-by-design chat-based assistant – DanskeGPT. The intent was to prototype and scale a solution to accelerate personal productivity, first in a sandboxed environment for experimentation, while maintaining an abundance of caution that provides the guardrails to manage ethical and practical safeguards for issues like AI hallucinations. Microsoft's Open AI services in Azure provided the foundation. From start to pilot, the solution was ready in about six weeks, and soon scaled for ethical and safe use for about 3,000 users.

Today, Danske Bank's entire employee base is harnessing DanskeGPT's capabilities to assist them in their everyday activities – already seeing a 10-15% boost in productivity in some areas. Team Infosys continues to work, enhancing DanskeGPT with internal data, to deliver for Danske Bank new content, and enable new process improvements through effective ways of employing this flexible assistant. The team is also helping the Bank to quickly identify the parts of their business where the technology could have the most immediate impact. The effort also includes strategic moves to assemble a cross-functional team, including data science practitioners, legal experts, and business leaders, to scale the continued AI-powered transformation of Danske Bank.

"We are rapidly building capability to tackle hundreds of AI-powered ideas to drive productivity across our business units. From better insights and reporting to identifying risks and vulnerabilities, while improving our customer and company outcomes, we are prioritizing and delivering services into the bank with support from Infosys."

– Jan den Boer, Head Strategic Sourcing, Senior Vice President, Danske Bank

Infosys topaz

Accelerating the path to sales and service


Total
£1,678.00
Checkout
Care & Repair
Full breakdown support

Currys: Driving step-change evolution of sales ROI

Currys is an international omnichannel retailer of technology products and services, operating online and across 720 stores in six countries, helping customers enjoy amazing technology, however they choose to shop.

As the cost-of-living pressures escalated in the UK, Currys wanted to optimize its sales and service process for greater efficacy, so it was better able to deliver more value to its customers. Currys also clearly saw the need to be as efficient as possible through these efforts so it could sustain the program, increase productivity, and share the savings made with its customers. It was quick to see the advantage to be gained from using AI to execute on its pricing, personalization, e-commerce and service strategies.

Currys partnered with Infosys to build an ML- and AI-based price recommendation engine, co-developing decision-support capabilities and internal tooling, yielding strong predictive pricing performance. These recommendations are driving sustained profitable sales for Currys through better-adapted and optimized omnichannel pricing. With e-commerce bringing in 45% of Currys UK&I revenues, Infosys also simultaneously worked with Currys to develop an ML- and AI-powered online conversion analytics engine to unearth insights into customer journeys that impact conversion.

Currys is now advancing its exploration into the realm of generative AI. In tandem with Infosys, Currys is undertaking multiple programs to test and learn:

- Gen AI-powered tools to query and summarize lengthy product documentation to support internal teams on their information needs
- A smart repairs and services assistant to guide on simple fixes, with the potential to reduce false returns and call volumes
- Sentiment analysis and summarization based on customer feedback from surveys, to guide identification of opportunities to improve customer service experience.

"We exist to help everyone enjoy amazing technology. As a tech retailer, it's in our DNA to embrace and harness new tech to improve the customer experience and help them choose, afford and enjoy new tech. With the combination of shared values, a love of technology and deep expertise in G(AI), Infosys is a natural partner for Currys."

– Ian Dawson, Global Business Solutions Director, Currys

Infosys topaz

Democratizing access to insights



Wesco International: Making better decisions across functions

Wesco International is a FORTUNE 500® provider of business-to-business distribution, logistics services and supply chain solutions.

Wesco embarked on an AI-first digital transformation journey, two years back, seeking to intelligently transform their processes harnessing the power of data and best-of-breed platforms. Infosys, as their digital and AI innovation partner, helped the business to harvest data to train AI models, bridge talent gaps, manage integration challenges with legacy systems, and stay ahead of the evolving regulatory dynamics of responsible AI.

One of the examples of Wesco's high-impact deployment of AI was the amplification of their sales process. Today, Wesco is seeking to bring gen AI to amplify the process further by creating highly targeted recommendations based on insights around customer preferences and purchase history. Infosys continues to partner with Wesco as they expand their transformation to include value from gen AI across business functions.

"We value our collaboration with Infosys, who has been a key strategic partner for Wesco, supporting us to scale our digital capabilities."

– Akash Khurana, Executive Vice President and Chief Information and Digital Officer, Wesco

Infosys topaz

Catalyzing consumer marketing



LG Electronics: Gaining from automated consumer insights for increasing digital sales

LG Electronics is leading the global market in smart home appliances and consumer electronics.

From a strategic standpoint of the brand, LG Electronics makes a solid and uncompromising promise to create a better life for their customers. They articulate it succinctly – Life's Good. The company truly understands the power of harnessing cutting-edge technology to deliver on their promise. In fact, the company redefined AI as "Affectionate Intelligence," with a conviction that AI can foster more empathetic and attentive customer experience. In fact, leveraging the company's vast repository of user data, the LG AI Brain forecasts customers' needs based on user-product interactions and contextual learning.

Having made significant progress on its AI journey, LG Electronics USA approached Infosys to implement a reliable and cost-efficient AI solution for automated consumer insights for digital channel and customer sentiment analysis that helps to increase digital sales. Traditionally, businesses grapple with fragmented data sources and often rely on costly third-party tools for customer insights. Infosys revolutionized the approach by creating a unified data architecture to seamlessly integrate disparate data sources, including CRM systems, digital marketing platforms, competitor data, social media platforms, customer feedback channels, and transactional databases. Leveraging cutting-edge technologies and best practices, the data fabric solution served as the foundation for our automated consumer insights initiative.

Infosys then conducted a Proof of Concept (POC) for customer sentiment analysis, leveraging the capabilities of our newly implemented data fabric by implementing a generative AI-powered sentiment analysis solution on Google Cloud, seamlessly integrating diverse data sources. This included data from sources such as Bazaar Voice, Intellytics, VoiceBot, ChatBot, and audio files. The generative AI solution included Chirp for speech-to-text conversion and Text Bison for sentiment analysis. Scalability, efficiency, and compliance with industry standards for data handling and model operationalization were seamlessly managed. The solution delivers up to 50% greater efficiencies with automated consumer insights. The solution is now planned to be moved into production.

LG Electronics USA, like Infosys, is acutely aware of their responsibility to deploy AI in an ethical manner. The company aims to develop AI systems that benefit all users, promote safe behavior and deliver delight to customers.

"Companies, like our own, are already trying to stay ahead by exploiting gen AI models in order to improve customer experience and harness exponential business growth. The next step for us will be to differentiate ourselves with the value that gen AI can deliver along with our own data and systems. There are significant opportunities for companies that want to push ahead with gen AI and we want to be recognized as a leader in this space. Infosys with their deep expertise and investments in gen AI is a natural partner of choice for us to help achieve our goals."

– Sujatha Krishnan, Senior Director, Head of Data Solutions, LG Electronics USA



Contents

For an interactive digital experience of the report, visit:
https://www.infosys.com/investors/reports-filings/annual-report/annual-reports/ar-2023-24.html

About this report

An introduction to the report

Infosys adopted the Global Reporting Initiative (GRI) principles to disclose performance on non-financial aspects of the business 16 years ago and also became the first IT company to publish sustainability performance in accordance with the GRI G4 (comprehensive) criteria in 2014.

Our Integrated Annual Report provides a comprehensive overview of our company's performance and progress over the past year. It includes quantitative and qualitative disclosures on material topics, such as financial performance, environmental sustainability, social responsibility, and our relationship with our stakeholders. It also describes our strategy, leadership commitment and culture that celebrates people, performance and purpose.

The Infosys Integrated Annual Report 2023-24 has been prepared in accordance with the International Integrated Reporting Framework, developed by the International Integrated Reporting Council (IIRC), the GRI Standard and the Sustainability Accounting Standards Board (SASB) Standard. This report also includes the Business Responsibility and Sustainability Report (BRSR), prepared in accordance with the guidelines issued by the Securities and Exchange Board of India (SEBI). We have also mapped our contribution to the Sustainable Development Goals (SDGs) through the Infosys ESG Vision and ambitions.

The financial and statutory data disclosed in the statutory sections of this report meet the requirements of the Companies Act, 2013 (including the rules made thereunder) and the applicable SEBI Regulations.



Auditors' reports

The Auditors' Report for fiscal 2024 from Deloitte Haskins & Sells LLP, Chartered Accountants (ICAI Firm Registration Number 117366W/W-100018) does not contain any qualification, reservation or adverse remark. The Report is enclosed with the financial statements in this Integrated Annual Report.

The Secretarial Auditors' Report for fiscal 2024 from Makarand M. Joshi of Makarand M. Joshi & Co., Company Secretaries, does not contain any qualification, reservation or adverse remark. The Secretarial Auditors' Report is enclosed with this Integrated Annual Report.

The Independent Assurance Statement for our BRSR core disclosures is available as part of this Integrated Annual Report. Additionally, select non-financial sustainability disclosures in this Integrated Annual Report are verified by Deloitte Haskins & Sells LLP.

Management's review

This Integrated Annual Report has been reviewed and approved, for publication, by the Management of the Company.

Feedback

Share your feedback about the report to investors@infosys.com.

Our capitals

The capitals, as described below, provide a holistic perspective of how short, medium and long-term value is created and preserved at Infosys. The capitals are simultaneously inter-dependent and mutually beneficial as they create synergy across the organization. Our strategy and ESG vision and ambitions help to channel all inputs through the capitals to manifest into the most impactful outputs and outcomes for all stakeholders.

Financial Capital

We obtain our Financial Capital through the funds generated from our business operations and financing activities. Our strong performance on the back of meticulous execution over the years, as reflected in the combination of growth and profitability, has led to building a strong, debt-free, and liquid Balance Sheet. Our focus is on ensuring a sustainable and profitable financial position.

Human Capital

Nurturing talent for the future is essential for our continued success. Our 5C model for Engagement – Connect, Collaborate, Celebrate, Care, and Culture, is designed to strengthen and reinforce our culture so that it is experienced uniformly and positively by employees in the hybrid mode of work. We have long-established paths for employee upskilling and reskilling, and our efforts have been well rewarded, providing value to our people and us.

Intellectual Capital

Our Intellectual Capital is driven by agility, flexibility, and innovation. We are committed to working with experts, academia, and other stakeholders to develop new products and services that meet the needs of our customers and communities. With iCETS, the Living Labs, and the Infosys Innovation Network, we have a broad portfolio of solutions across industry segments. The Infosys Prize and Aarohan Social Innovation awards recognize outstanding achievements by researchers and scholars and provide a platform for innovators and social entrepreneurs, respectively.

Natural Capital

Climate action has been a key focus area in protecting and preserving our Natural Capital. We have been at the forefront of the ESG movement and became carbon-neutral in 2020, which was 30 years ahead of the timeline set by the Paris Agreement. Today, we incorporate environmental considerations into everything that we do, as we power the journey towards a sustainable world for all.

Manufactured Capital

As strong advocates of environmental stewardship extending beyond our boundaries, our Manufactured Capital includes our energy efficient offices, data centers, innovation hubs, digital studios, and our technology infrastructure across the globe. With the highest-rated green buildings on our campuses and investments in collaborative tech infrastructure, we offer productive, safe and healthy workplaces for employees, clients and contractors.

Social and Relationship Capital

Our Social and Relationship Capital guides us as we bring the interests of our stakeholders to the fore. As enterprises focus on reshaping their businesses to prepare for the digital era, we are helping our clients drive transformation and sustain gain from their large-scale business transformation efforts. Our Foundations focus on CSR efforts globally across the domains of education, healthcare, women empowerment, sustainability, rural development, art and culture, and disaster relief. Our social ambition focuses on serving the development of people by shaping a future with meaningful opportunities for all.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in more than 56 countries to navigate their digital transformation powered by AI and cloud.

We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Established in 1981, from a capital of US$250, we have grown to become a company with a market capitalization of approximately US$74.43 billion.

In our journey of over 40 years, we have catalyzed India's transformation into the global destination for software services talent. We pioneered the Global Delivery Model and became the first IT company from India to be listed on NASDAQ. On March 11, 2024, Infosys marked 25 years of listing in the US.

Even as Infosys first turned carbon neutral in 2020, which was 30 years ahead of the 2050 timeline set by the Paris Agreement, we articulated our ESG Vision 2030, stating our commitment to shape and share solutions that serve the development of businesses and communities. This reaffirms our long-standing commitments focused across core areas including climate change, technology for good, diversity and inclusion, energizing local communities, ethics and transparency, data privacy and information management.

3,17,240
Employees

1,882
Active clients

₹1,53,670 cr
Total revenues in fiscal 2024



Our Purpose

To amplify human potential and create the next opportunity for people, businesses and communities

Our Values

Our Company's Code of Conduct stands on the strong foundation set by our values, encapsulated in the acronym C-LIFE.

Client value

To surpass client expectations consistently

Leadership by example

To set standards in our business and transactions and be an exemplar for the industry and ourselves

Integrity and transparency

To be ethical, sincere and open in all our transactions

Fairness

To be objective and transaction-oriented, and thereby earn trust and respect

Excellence

To strive relentlessly, constantly improve ourselves, our teams, our services and products to become the best

Global presence


Canada
USA
Mexico
Costa Rica
Puerto Rico
Peru
Brazil
Chile
Argentina
Denmark
Netherlands
UK
Ireland
Belgium
Luxembourg
Germany
France
Portugal
Liechtenstein
Malta
Italy
Hungary
Slovakia
Switzerland
Serbia
Bulgaria
Spain
Finland
Sweden
Latvia
Lithuania
Czech Republic
Poland
Austria
Croatia
Romania
Armenia
Norway
Turkey
Israel
Saudi Arabia
Qatar
UAE
South Africa
Mauritius
India
China
Hong Kong
Taiwan
Japan
South Korea
Philippines
Malaysia
Singapore
Australia
New Zealand

Countries where we operate

Infosys began its operations in a small apartment office in Pune, India, in 1981. Today, we have offices across six continents.

For details of our global locations, visit https://www.infosys.com/investors/reports-filings/documents/global-presence2024.pdf

265 No. of offices

56 No. of countries

Revenue by geography

Regions	2023-24
North America	60.1%
Europe	27.6%
Rest of the World	9.8%
India	2.5%

The Infosys Board of Directors



Nandan M. Nilekani
Chairman



Salil Parekh
CEO and MD



D. Sundaram
Lead Independent Director



Michael Gibbs
Independent Director



Bobby Parikh
Independent Director



Chitra Nayak
Independent Director



Govind Iyer
Independent Director



Helene Auriol Potier
Independent Director



Nitin Paranjpe
Independent Director

As of March 31, 2024



Nandan M. Nilekani
Chairman and Non-Executive and Non-Independent Director (Promoter)

Age: 68
Nationality: Indian

Date of appointment
August 24, 2017

Tenure on Board
6.6 years

Term ending date
NA

Shareholding
4,07,83,162 shares (0.98%)

Board memberships – Indian listed companies
Infosys Limited: Non-Executive and Non-Independent Director

Directorship / Committee details

	Board[1]	Committee[2]
Chairperson	2	Nil
Member	4	Nil

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/nandan-nilekani.html

(1) Number of directorships in Indian companies (includes public, private and Section 8)
(2) Chairperson is also considered a member of the Committee. Committee information includes details of only the audit and the stakeholders relationship committees across all Indian public companies.



Salil Parekh
Chief Executive Officer and Managing Director

Age: 59
Nationality: Indian

Date of appointment
January 02, 2018

Date of reappointment
July 01, 2022

Tenure on Board
6.2 years

Term ending date
March 31, 2027

Shareholding
9,59,354 shares (0.02%)

Board memberships – Indian listed companies
Infosys Limited: Executive Director

Directorship / Committee details

	Board[1]	Committee[2]
Chairperson	Nil	Nil
Member	1	Nil

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/salil-parekh.html



D. Sundaram
Lead Independent Director

Age: 71
Nationality: Indian

Date of appointment
July 14, 2017

Date of reappointment
July 14, 2022

Tenure on Board
6.7 years

Term ending date
July 13, 2027

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director
Crompton Greaves Consumer Electricals Limited: Independent Director
GlaxoSmithKline Pharmaceuticals Limited: Independent Director

Directorship / Committee details

	Board[1]	Committee[2]
Chairperson	2	2
Member	5	5

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/d-sundaram.html



Michael Gibbs
Independent Director

Age: 66
Nationality: American

Date of appointment
July 13, 2018

Date of reappointment
July 13, 2021

Tenure on Board
5.7 years

Term ending date
July 12, 2026

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director

Directorship / Committee details

	Board[1]	Committee[2]
Chairperson	Nil	1
Member	1	2

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/michael-gibbs.html



Bobby Parikh
Independent Director

Age: 60
Nationality: Indian

Date of appointment
July 15, 2020

Date of reappointment
July 15, 2023

Tenure on Board
3.7 years

Term ending date
July 14, 2028

Shareholding
6,887 shares (0.00%)

Board memberships – Indian listed companies
Infosys Limited: Independent Director
Biocon Limited: Independent Director
Indostar Capital Finance Limited: Independent Director

Directorship / Committee details

	Board[1]	Committee[2]
Chairperson	Nil	4
Member	6	7

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/bobby-parikh.html



Chitra Nayak
Independent Director

Age: 61
Nationality: American

Date of appointment
March 25, 2021

Date of reappointment
March 25, 2024

Tenure on Board
3 years

Term ending date
March 24, 2027

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director

Directorship / Committee details

	Board(1)	Committee(2)
Chairperson	Nil	Nil
Member	1	1

Areas of expertise
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/chitra-nayak.html



Govind Iyer
Independent Director

Age: 61
Nationality: Indian

Date of appointment
January 12, 2023

Tenure on Board
1.2 years

Term ending date
January 11, 2028

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director

Directorship / Committee details

	Board(1)	Committee(2)
Chairperson	Nil	Nil
Member	6	Nil

Areas of expertise
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/govind-iyer.html



Helene Auriol Potier
Independent Director

Age: 61
Nationality: French

Date of appointment
May 26, 2023

Tenure on Board
0.8 years

Term ending date
May 25, 2026

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director

Directorship / Committee details

	Board(1)	Committee(2)
Chairperson	Nil	Nil
Member	1	Nil

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://infosys.com/about/management-profiles/helene-auriol-potier.html



Nitin Paranjpe
Independent Director

Age: 61
Nationality: British

Date of appointment
January 01, 2024

Tenure on Board
0.3 years

Term ending date
December 31, 2028

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director
Hindustan Unilever Limited: Non-executive Director and Chairperson

Directorship / Committee details

	Board(1)	Committee(2)
Chairperson	1	Nil
Member	2	Nil

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/nitin-paranjpe.html

(1) Number of directorships in Indian companies (includes public, private and Section 8)
(2) Chairperson is also considered a member of the Committee. Committee information includes details of only the audit and the stakeholders relationship committees across all Indian public companies.

The Infosys leadership team



Salil Parekh
Chief Executive Officer and Managing Director



Jayesh Sanghrajka
Chief Financial Officer



Ambeshwar Nath
Industry Head – CPG, Logistics and Retail



Anand Swaminathan
Segment Head – Communication, Media and Technology



Anant Raghavendra Adya
Service Offering Head



Anantharaman Radhakrishnan
Chief Executive Officer and Managing Director – IBPM



Andrew Groth
Industry Head – Banking and Financial Services, Healthcare, Insurance and Life Sciences



Anup Kapoor
Chief Operating Officer and Whole Time Director – IBPM



Arun Kumar H.R.
Head – Business Strategy, Planning and Operations



Ashiss Kumar Dash
Segment Head – Energy, Utilities, Resources and Services



Balakrishna D.R.
Head – Global Services



Binod Choudhary
Business Head – IBPM



Deepak Bhalla
Chief Risk Officer & Global Head – Business Finance and Operations Planning



Dennis Kantilal Gada
Segment Head – Banking and Financial Services



Dinesh R.
Co-Head of Delivery



Hemant Lamba
Head – Strategic Global Sourcing



Inderpreet Sawhney
Group General Counsel and Chief Compliance Officer



Jasmeet Singh
Segment Head – Manufacturing



Jayachandran Nair
Industry Head – Banking and Financial Services



Karmesh Gul Vaswani
Segment Head – CPG, Logistics and Retail



Martha King
Chief Client Officer



Mohammed Rafee Tarafdar
Chief Technology Officer, Global Delivery



Nabarun Roy
Group Head – Quality



Nandini S
Group Head – Compensation & Benefits



Narayan Vijay Sundaresan
Industry Head – Manufacturing



Raja Madhusudan Shah
Industry Head – Communications, Media and Technology



Ruchir Budhwar
Industry Head – Manufacturing



Satish H.C.
Co-Head of Delivery



Shaji Mathew
Group Head – Human Resources



Sourav S. Banerjee
Industry Head – CPG, Logistics and Retail



Subhro Mallik
Industry Head – Life Sciences



Sumit Virmani
Chief Marketing Officer



Sunil Kumar Dhareshwar
Global Head – Corporate Accounting & Taxation, Facilities, Infrastructure and Security



Sushanth Michael Tharappan
Head HR – Infosys Limited



Tarang Puranik
Service Offering Head



Thirumala Arohi
Head – Education, Training and Assessment



Umashankar Lakshmipathy
Service Offering Head



Upendra Kohli
Industry Head – Communications, Media and Technology



Venkateshwaran Ananthakrishnan
Industry Head – Healthcare



Vibhuti Kumar Dubey
Service Offering Head

As of May 31, 2024

Performance overview
Business highlights

85% of free cash flow for fiscal 2020 to fiscal 2024 returned to shareholders in line with the Capital Allocation Policy.

Revenues

₹1,53,670 cr

4.7% growth Y-o-Y
1.4% CC growth Y-o-Y



Basic earnings per share
(par value of ₹ 5 each)

63.39

10.0% growth Y-o-Y

Consolidated cash and investments[1]

₹39,005 cr

Continue to main strong liquidity position

Dividend per share[2] (in ₹)

46.0

35.3% growth Y-o-Y

Operating margin

20.7%

Robust operating margin

Return on equity[3]

32.1%

Improved by 0.9% over the last fiscal

Free cash[4]

₹23,865 cr

FCF conversion at 90.9% of net profit

Large deal TCV
(Total contract value in US$ billion)

17.7

Sustained momentum in large deal wins continues

Number of US$ 50 million + clients

83

Strong client metrics with increase of 8 clients Y-o-Y

Key trends

In ₹ crore, except per equity share data	FY 2024	FY 2023	FY 2022	FY 2021	FY 2020
Revenues*	1,53,670	1,46,767	1,21,641	1,00,472	90,791
Net profit*#	26,233	24,095	22,110	19,351	16,594
Basic earnings per share (in ₹)*	63.39	57.63	52.52	45.61	38.97
Market capitalization	6,21,821	5,92,394	8,02,162	5,82,880	2,73,214

In US$ million, except per equity share data	FY 2024	FY 2023	FY 2022	FY 2021	FY 2020
Revenues*	18,562	18,212	16,311	13,561	12,780
Net profit*#	3,167	2,981	2,963	2,613	2,331
Basic earnings per share (in ₹)*	0.77	0.71	0.70	0.62	0.55
Market capitalization	74,425	72,351	104,706	79,760	34,966

Notes:
* Based on IFRS consolidated financial statements
# Attributable to owners of the Company



Tech for Good

119 mn +

Lives empowered via our Tech for Good solutions in e-governance, education and healthcare



Carbon neutrality

Carbon neutral for 5 years in a row

Scope 1, 2 and 3 emissions



Women employees

39.3%

Steady progress towards gender diversity goals

Carbon offset programs

2,64,000+

Rural families continue to benefit

2,50,000+

AI Aware employees

WINGSPAN

Lex Learning Amplified

Infosys | Springboard

Digital skilling

11.75mn

People are a part of our digital skilling initiatives

Note:
(1) Comprise cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares, and others.
(2) Dividend includes special dividend of ₹8.00 per share.
(3) As per the consolidated financial statements prepared under IFRS
(4) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS.

Chairman's message



Nandan M. Nilekani
Chairman

What's next for the generative AI revolution

We are into the second year of the generative AI revolution, and some clarity is beginning to emerge from the noise and babble of the last 18 months. The initial hyperventilation of AI doomerism and the risk of human extinction by AI advances like Artificial General Intelligence (AGI) has quietened down. People have accepted that, like any other general-purpose technology be it electricity, nuclear energy, the internet or even a discovery like fire, gen AI has enormous potential for good when explored and advanced within the guardrails of responsibility. Besides, many of the doomsday prophets pleading for extensive AI regulation have revealed themselves to be just protectionists who want to limit the fruits of gen AI to a few companies and investors.

It is also clear that there won't be a scenario where we'll have 'one model to rule them all'. Every day brings new advances in large language models from a dizzying set of actors all pushing for greater innovation. These range from very large models which need massive computing infrastructure to small ones that can run locally on the phone. The real power of AI will come from configuring all the different models and tools to get the best solutions. This is not very different from previous generations of technology. What's more, the rise of powerful open-source AI models has accelerated the deployment of AI to solve tough business and societal challenges. Although there could be concentration risk in the hardware and cloud infrastructure space, as we move into actual use cases, a thousand flowers will bloom.

It is more than evident that enterprise AI will be markedly different from consumer AI. The manifestations of consumer AI will be packaged in wondrous ways to make life easier and more productive for millions of people. New ways of conducting search; agents that help plan work and leisure; intuitive interfaces that can serve up what's needed and reason with users; even speech recognition that understands the nuances of dialects and colloquialisms. Not unlike the smartphone that brought the magic of apps and touchscreen to billions, consumer AI will push the envelope of usability, convenience, and accessibility for everyone.

Enterprise AI, on the other hand, requires a root and branch surgery of the complex and multigeneration technology (both legacy and modern), that lie within firms. The AI models themselves will become commodities. The challenge will be to orchestrate the extensive data inside the corporation, both structured and unstructured, explicit and tacit, in a way that it is consumable by AI. The quality of output needs to be managed to ensure correct and factual responses and insights with no hallucinations. Given that the leaderboard of technologies will be changing at a bewildering pace, enterprises will have to 'future proof' their AI infrastructure with suitable abstractions to be able to switch models easily and not be trapped in a technological cul de sac. As various nations come up with different ways of regulating AI, global companies will have to build their AI applications in a way that they are compliant in every country. While application can be trialled on very large models, deployment will be on narrow transformers, trained on relevant enterprise data, fully secure and efficient in their inferencing. Enterprises will need both an AI foundry for experimentation and an AI factory for scaling up. AI architecture must facilitate an approach that combines the analytical thinking of the left brain with the intuitive approach of the right brain. The constraint of resources will require a transparent way of identifying the highest value AI use cases. AI must amplify the potential of every human being in the enterprise.

Firms in the business of enabling digital transformation, like Infosys, will be in the eye of the storm. Software development will be rapidly automated and amplified. We have to seize the productivity benefits and share them with our customers. The productivity gains from automation, must lead to talent redeployment in new areas with new opportunities. We must learn from applying AI to ourselves, be it in creating an AI-first enterprise or in accelerating the massive talent amplification that's now needed. We are already doing it, at Infosys, by applying Infosys Topaz to transform all the services we offer to become AI-first and to accelerate business value using generative AI technologies. We are certain that change will have to be embraced – not resisted.

Above all, the gen AI revolution presents an unrivaled opportunity. The flux of change as the whole technological landscape is being reset will create many large openings. Packaged solutions will be reimagined, and we will see a resurgence of custom-built solutions that must be enabled with new types of AI building blocks. The puck is clearly and quickly moving to a place where the balance of advantage will be with Infosys.

Bengaluru
May 16, 2024

Nandan M. Nilekani
Chairman

Letter to the Shareholder



Salil Parekh
Chief Executive Officer and Managing Director

Dear shareholder,

Infosys is the leading company in AI and generative AI today.

We are working on several projects with clients to help them benefit from generative AI. These projects are in software engineering, process optimization, customer support, advisory services, as well as sales and marketing. They are helping our clients reduce cost, improve service quality, connect with their customers and drive growth. We are working with market-leading open access and closed large language models. Our work in AI and generative AI is available to our clients using Infosys Topaz.

Enterprise AI is built using the data within enterprises. Here, our approach of narrow transformers, working deeply with enterprise data, brings significant benefit to our clients.

In addition, we have augmented our services with generative AI and developed playbooks for each of our offerings. We are among the first IT services companies globally to achieve ISO 42001:2023 certification, which is a testament to our commitment to excellence in AI management. We were ranked as a leader in AI services by seven out of eight leading analysts.

Infosys Cobalt capabilities for the cloud continue to resonate with our clients. We work closely with the major public cloud providers and on private cloud programs for our clients. Cloud, along with data, is the foundation for AI and generative AI.

Data within enterprises, from their customer experiences, from their employee and supplier interactions, becomes critical foundation for successful generative AI deployment. Our strength in data, as a result of our digital leadership, is helping ensure our clients are ready to leverage the opportunity presented by generative AI.

During the year, our relentless focus on execution enabled us to deliver growth and operating margin resilience. We generated US$2.9 billion of free cash flow. We worked closely with our clients on their cost, efficiency, automation, and consolidation programs to generate US$17.7 billion of large deals, the highest we have had annually, which showcases the relevance of our service offerings for clients.

Over the past five years, from financial year 2020 to 2024 we have returned 85% of free cash flow to you, our shareholders, as per our capital allocation policy (the final dividend of ₹20 per share and the special dividend of ₹8 per share for the financial year 2024 has been recommended by the Board for shareholder approval) which is a return of US$2.3 billion to shareholders.

We recruited nearly 11,900 college graduates in the year and ended the year with over 3,17,000 employees. Our attrition reduced to 12.6%. We trained over 2,50,000 employees on AI skills. Our focus on gender diversity continues with about 39% of our workforce consisting of women employees.

During the year, we were recognized as the only Indian firm in the top 100 of TIME Magazine's list of World's Best Companies of 2023. We were also recognized as a Top 100 brand globally by Kantar Brand Z and the fastest growing IT services brand over a 5-year period by Brand Finance.

We remain committed to the communities we live and operate in. With the work of Infosys Foundation, we continue to create positive impact in healthcare, education, sustainability, and women empowerment. The projects we undertake help to provide equitable support to those most in need of new opportunities. Our Springboard initiative continues to help build digital skills by providing free learning programs to 7.9 million people around the world.

Thanks to our clients for their incredible trust in us and for helping us become the leading AI-first, cloud-first, and digital-first company.

Thanks to our 3,17,000 employees for their enormous contribution to making our clients successful.

Thanks to our Board for their guidance and direction on our strategic approach.

With changing technology, our clients are keen to leverage these advances for their customers, operations, and employees. With our leadership in AI and generative AI, cloud, and digital, along with our diverse workforce around the world, we are well-positioned to support our clients today and in the future.

As I look ahead, I remain optimistic about the changes in technology and how these can make a positive impact on the world and our clients.

With my warmest regards,

Sd/-

Bengaluru
May 31, 2024

Salil Parekh
Chief Executive Officer and Managing Director

Awards and recognitions



ESG

- Infosys rated as a **leader in ISG's Environmental, Social and Governance Services (ESG) Provider Lens™ study** in US, Europe and Global
- Recognized as a **leader in Avasant's Tech-enabled Sustainability Services 2023–2024 RadarView™**

- Recognized among **2024 World's Most Ethical Companies®** by Ethisphere for the fourth consecutive year

- Infosys Crescent campus in Bengaluru, India, has been recognized as one of the **'100 Iconic Sustainable Buildings'** by The Bureau of Energy Efficiency, Ministry of Power, Government of India

- Infosys BPM won the **Best Workplace Diversity Award**, at HR Tech Summit & Awards 2024

- Ranked among the **Top 10 Best Companies for Women in India** in 2023 for the fourth year in a row, and as the **Champion of Inclusion** in the Most Inclusive Companies Index for the second year in a row, by Avtar and Seramount

- Honored with multiple awards at The **Asset ESG Corporate Awards** 2023 – Platinum Award for Excellence, Best Investor Relations Team, Best initiative in Environmental Responsibility and Best Sustainability Team
- Recognized as the **Top Employer 2023** in the India Workplace Equality Index (IWEI) and has won the silver award three years in a row for LGBT+ inclusion
- Infosys' Integrated Report, ESG Report and Foundation Report 2022-23 won the Platinum award in the **2022 Vision Awards of the League of American Communications Professionals** (LACP)

- Recognized as one of **India's Best Workplaces™ for Women 2023** (Top 50 Large Organizations) by the Great Place to Work™ Institute

- Recognized in the **LEADERSHIP** category in the **Indian Corporate Governance Scorecard** Assessment by Institutional Investor Advisory Services (IiAS) for the eighth year in a row

Business

- Infosys recognized as **#1 Top IT Service Providers in the Nordics** in Whitelane Research and PA Consulting Sourcing Study 2023
- Infosys held the **11th spot on Fortune's "Change the World"** list 2023. One of the only two global IT service organizations, and one of the two Indian brands to be featured.
- Ranked among **Top 3 IT services brands in the world** and the fastest growing IT services brand over a 5-year period, by Brand Finance
- Recognized as the **Most Outstanding Company in India** – IT Services Sector in Asia's Outstanding Companies Poll 2023 by Asiamoney
- Infosys' intranet platform, InfyMe, won the **2023 Intranet Design Annual Award** by Nielsen Norman Group
- Recognized as one of **India's Best Employers Among Nation Builders** 2023 by the Great Place to Work™ Institute
- Awarded **Top Employers Global 2024** certification for the 4th consecutive year across 20 countries in four regions: APAC, Middle East, North America, and Europe
- Infosys has been recognized in **BrandZ's prestigious Top 100 Most Valuable Global Brands** list, ranked at #66
- Recognized as the **Most Outstanding Company in India – IT Services Sector** in Asia's Outstanding Companies Poll 2023 by Asiamoney.
- Recognized as **one of the Most Honored companies**, receiving multiple awards at the 2023 All-Asia Executive Team Rankings from Institutional Investor

- Featured in **TIME's World's Best Companies 2023 list** – Infosys was among the top 3 global professional services firms and the only brand from India in the Top 100 global rankings

AI

- Infosys positioned as a **leader in HFS Horizons** for –
  - Generative Enterprise Services, 2023
  - Assuring the Generative Enterprise™, 2024

- **Awarded ISO 42001:2023 certification** for implementing an Artificial Intelligence Management System framework

- **Featured by Constellation Research** in –
  - AI-Driven Cognitive Applications ShortList 2023
  - Artificial Intelligence and Machine Learning Best-of-Breed Platforms ShortList 2023

- Positioned as a **leader in IDC MarketScape** for Worldwide Artificial Intelligence Services 2023 Vendor Assessment

- Recognized as a **leader by ISG Provider Lens™** study in Intelligent Automation - Solutions and Services Provider in US and Europe

- Rated as a **leader by Everest Group** in Application Automation Services PEAK Matrix® Assessment 2023

Cloud

- Infosys positioned **as a leader in IDC MarketScape** for –
  - Worldwide Managed Public Cloud Services 2023 Vendor Assessment
  - Asia/Pacific Cloud Professional Services Vendor Assessment

- **Featured by Constellation Research** in Public Cloud Transformation Services: Global ShortList 2023

- Recognized as a **leader by ISG Provider Lens™** study in –
  - Private Hybrid Cloud - Solutions and Services 2023 in US and Australia
  - Public Cloud report in the US, UK and Nordics regions
  - Multi Public Cloud Services Provider Lens™ study

- Positioned as a **leader in Gartner® Magic Quadrant™** for –
  - Cloud ERP Services for Service-Centric Enterprises
  - Public Cloud IT Transformation Services

- Rated as a **leader by Everest Group** in Cloud Services PEAK Matrix® Assessment 2023 – North America
- Infosys rated as a **leader by NelsonHall** in Adobe Experience Cloud Services NEAT 2023

Industries

- Infosys positioned as a **leader in IDC MarketScape** for –
  - Worldwide Finance and Accounting Business Process Services in the Cloud Vendor Assessment 2023
  - Worldwide Retail Commerce Platform Service Providers 2023 Vendor Assessment

- Infosys Finacle and Emirates NBD awarded **'Best Digital Transformation Implementation'** at the MEA Finance Leaders Awards 2023

- Infosys positioned as a **leader in HFS Horizons** for –
  - Manufacturing Intelligent Operations Services, 2024
  - The Best Service Providers for Asset and Wealth Management
  - Retail and CPG Service Providers, 2023
  - Cards & Payments Services Providers 2023 report
  - Travel, Hospitality, and Logistics Service Providers, 2023 report

- Infosys Finacle won the MEA Finance **'Best Composable Banking Technology Solution Provider'** award at the MEA Finance Banking Technology Summit 2023

- Recognized as a **leader by Avasant** in –
  - Retail Digital Services 2024 Radarview™
  - Financial Services Digital Services 2023–2024 Radarview™
  - Media and Entertainment Digital Services 2023–2024 Radarview™
- Infosys recognized as a leader by ISG Provider Lens™ study in –
  - Retail & CPG Services reports – Managed Services in the US and Europe 2023

- Infosys positioned as a **leader in Gartner® Magic Quadrant™** for Finance and Accounting Business Process Outsourcing 2023 IFRS

- Rated as a **leader by Everest Group** in –
  - Healthcare Payer Digital Services PEAK Matrix® Assessment 2023
  - Retail IT Services PEAK Matrix® Assessment 2024
  - Wealth and Asset Management PEAK Matrix® Assessment 2023
- Rated as a **leader in Innovation Radar** by PAC in –
  - Salesforce Related Services in Europe: The Communications & Media View
  - The Manufacturing View
  - The Energy & Utilities View
  - The Financial Services View

- Infosys Finacle recognized as the **Best Real Time Payments Provider** at the MEA Finance Leaders in Payments Conference & Awards 2023

Ecosystem

- Infosys recognized as **HPE Global System Integrator of the Year 2023** and HPE System Integrator of the Year 2023 for Asia Pacific and Central Europe
- Infosys received the **Salesforce 2023 Partner Innovation Award** in the industry solution awards category

- Infosys won the **2023 Microsoft US Partner of the Year Award** in the Dynamics 365 Services category

- Infosys Finacle and The National Bank of Greece awarded in the category **'Best Core Banking Implementation Europe 2023'** at the Global Finance Awards

- Infosys recognized as **2023 Google Cloud Industry Solution Services Partner of the Year** – Supply Chain & Logistics and **Google Cloud Specialization Partner of the Year** for Application Development

- Infosys recognized as **ServiceNow Telco Partner of the Year 2023**

- Infosys Finacle along with its customers, won multiple industry awards at the Retail Banker International Asia Trailblazer Awards 2024. These include Infosys Finacle Mobile Teller awarded for **Most Innovative Branch Offering**; Infosys Finacle and HDFC awarded for **Excellence in Mass Affluent Banking**; Infosys Finacle and Suryoday Bank awarded for **Best Core Banking System Initiative**

Digital

- Infosys positioned as a **leader in IDC MarketScape** for –
  - Worldwide Supply Chain All Other Ecosystems Services 2023 Vendor Assessment
  - Worldwide Blockchain Services 2024 Vendor Assessment
  - Worldwide Production Management Service Providers 2023 Vendor Assessment
  - Worldwide Quality Management Service Providers 2023 Vendor Assessment
  - Worldwide Software Engineering Services 2023 Vendor Assessment
- **Featured by Constellation Research** in –
  - Custom Software Development Services ShortList 2024
  - Innovation Services and Engineering ShortList 2024
  - Learning Marketplaces ShortList 2024
  - Microsoft End-to-End Service Providers ShortList 2024
  - QA Tools for NextGen Apps ShortList 2024
  - Metaverse Design and Services ShortList 2023
  - Customer Experience (CX) Operations Services: Global ShortList 2023
  - Digital Transformation Services (DTX): Global ShortList 2023
- Positioned as a **leader in HFS Horizons** for –
  - Low-Code Services, 2023
  - Enterprise Blockchain Services, 2023 report
  - ServiceNow Services, 2023
  - Data modernization services, 2023
- Recognized as a **leader by Avasant** in –
  - SAP S/4HANA Services 2023–2024 Radarview
  - Intelligent IT Ops Services 2023-2024 RadarView™
  - Nordics Digital Services 2023-2024 RadarView™
  - Digital Masters 2023 RadarView™
  - Multisourcing Service Integration 2022–2023 Radarview™
- Recognized as a **leader by ISG Provider Lens™** study in –
  - SAP Ecosystem in US, UK, Nordics, Germany and Brazil
  - Microsoft Cloud Ecosystem 2023 in US, UK, Singapore and Malaysia, Australia and Germany
  - Digital Engineering Services 2023 in US and Europe
  - Cyber Security - Solutions and Services 2023 in US, US Public Sector, Australia, and Nordics regions
- Rated as a **leader by Everest Group** in –
  - Lending IT Services PEAK Matrix® Assessment 2023
  - Next-generation Quality Engineering (QE) Services PEAK Matrix® Assessment 2023
  - Net Zero Consulting Services PEAK Matrix® Assessment 2023
  - Cloud Services PEAK Matrix® Assessment 2023 – North America
  - Network Transformation and Managed Services PEAK Matrix® Assessment – System Integrators (SIs) 2023
  - Data and Analytics (D&A) Services PEAK Matrix® Assessment 2023
  - Microsoft Dynamics 365 Services PEAK Matrix® Assessment 2023
  - 5G Engineering Services PEAK Matrix® Assessment 2023
  - Unified Communication & Collaboration (UCC) Specialist Services PEAK Matrix® Assessment 2024 and ranked #1 in the UCC rating
  - Pega Services PEAK Matrix® Assessment 2024
  - Application Transformation Services PEAK Matrix® Assessment 2024 – North America & Europe
  - Software Product Engineering Services PEAK Matrix® Assessment 2024
- Rated as a **leader by NelsonHall** in –
  - Advanced Digital Workplace Services NEAT
  - SAP Cloud Migration Services NEAT 2023
  - Quality Engineering NEAT 2023
  - Cyber Resiliency NEAT 2024
  - Salesforce Services 2024 NEAT

For more awards and recognition, visit **https://www.infosys.com/about/awards.html**

Approaching value creation

Our business context

Technology continues to transform businesses in every industry around the world in a profound and fundamental way. In fiscal 2024, AI, including generative AI, 5G, Low Code No Code and quantum computing shaped the future of industries. From new AI architectures to precision manufacturing, this year, we are tackling some of the hardest challenges across industries. Responsible business approaches, including embracing ESG, continue to gain traction. We continued to witness businesses attempting to reimagine their cost structures, increase business resilience and agility, personalize experiences for customers and employees, and launch new and disruptive products and services. Enterprises are leveraging AI to extend the value of existing investments and, in parallel, transform and future-proof their business. The need for professionals who are highly skilled in both traditional and digital technology areas is driving businesses to build strategic technology and IT partnerships to realize their transformation journeys.

We see AI across industries, fine-tune the necessities of specialized domains and tasks.

The future of the technology industry continues to be shaped by the following trends:

- Focus on generative AI
- Demand for IT services with growth pockets emerging in areas like cloud, cybersecurity, IoT and immersive technologies.
- Focus on cost takeouts to deal with the uncertain global environment.
- Increase in enterprise spending on hybrid, multi-cloud / AI-led transformation.
- Intense competition for talent as enterprises embrace new ways of working amid scarcity of niche digital skills.
- Continued focus on Environmental, Social and Governance (ESG) as a strategic theme for all enterprise stakeholders.

Intense competition marks the delivery of traditional services in a rapidly changing marketplace, especially with the emergence of new players in niche technology areas. Infosys' industry expertise, end to-end service capability and digital solutions, ability to scale, established platforms, superior quality and process execution, distributed agile global delivery model, experienced management team, talented professionals and track record are often cited as clear differentiators.

Responsibility and responsiveness

As an early proponent of responsible business, Infosys has incorporated ESG goals into the entirety of its operations. Infosys ESG Vision 2030 articulates the Company's ambitions to balance success as a business with unwavering focus on exemplary governance and responsiveness to the needs of stakeholders. Primary stakeholders include investors, customers, employees, suppliers, communities, government and regulatory bodies. The expectations of the Company's investors include sustainable business performance and financial returns; customers want long-term business value and innovative solutions; employees are keen for career opportunities, health & safety and learning & development, suppliers look forward to long-term partnerships; communities seek improved livelihoods and access to healthcare and education, while governments and regulators expect good governance and legal compliance. Infosys continues to deliver value to all its stakeholders through prudent and responsible business decisions, services and operations.

During fiscal 2024, various risk management initiatives were undertaken to ensure the smooth delivery of services to our clients, transparent communication with all stakeholders, fulfillment of our social responsibility while ensuring employee safety and health by strengthening risk management program and enhancing the risk culture. While the Company tracks several risks to its business, the top risks and mitigation, along with emerging risks, are available in the Risk management report.



Our solutions are classified as digital and core.

Digital

Experience	Accelerate
Insight	Assure
Innovate	

Infosys cobalt — Infosys Cobalt is a set of services, solutions, and platforms for enterprises to accelerate their cloud journey.

Infosys topaz — Infosys Topaz is an AI-first offering to accelerate business value for global enterprises using generative AI.

Core

Application management services	Infrastructure management services
Proprietary application development services	Traditional enterprise application implementation
Independent validation solutions	Support and integration services
Product engineering and management	Business process management

Digital accelerators

Infosys Metaverse Foundry — Infosys Metaverse Foundry eases and fast-tracks enterprises' exploration of the metaverse, including virtual and augmented environments, for their customers, workplace, products and operations.

Infosys Center for Emerging Technology Solutions — Infosys Center for Emerging Technology Solutions focuses on incubation of NextGen services and offerings by identifying and building technology capabilities to accelerate innovation.

Key products and platforms

Infosys Finacle · Infosys McCamish · Panaya · Infosys Meridian · Stater · Infosys Equinox · Infosys Helix · Wingspan · EdgeVerve · Infosys Cyber Next · Infosys Applied AI · Infosys Live Enterprise Application Suite · Infosys Cortex

Strategy

Our strategic objective is to build a sustainable and resilient organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable returns for our investors and contributing to the communities that we operate in.

Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Our four-pronged strategy continues to resonate with clients and drive accelerated value creation:

1. Scale agile digital
2. Energize the core
3. Reskill our people
4. Expand localization

We believe the investments we have made, and continue to make, in our strategy will enable us to advise and help our clients as they tackle the current market conditions. Further, we have been able to successfully enable most of our employees worldwide to work securely in hybrid working model – giving us the operational stability to deliver on client commitments and ensure our own business continuity.

Over the last few years, we have executed on this strategy and generated significant outcomes.

Scale agile digital

Our digital transformation is today enhanced with AI. We have reimagined ourselves to be an AI-first organization. We are rated as a leader in 60 digital offerings.

Energize the core

In fiscal 2024, we won a total contract value of over US$17.7 billion in large deals, continuing to demonstrate our capabilities and competitiveness in executing complex transformation programs. We have seen the focus on cost take out and consolidation continuing. In addition, investments in our own internal systems, reimagination of our internal processes and automation of software development processes have helped increase our agility, boost productivity and enhance our competitiveness even in the current paradigm of hybrid working.

Reskill our people

Continuous learning and reskilling have always been integral to our operating model. We operate our reskilling program with the twin objectives of increasing fulfillment of demand for digital skills in client projects and enriching the expertise of our global workforce in next-generation technologies and methodologies. We invested in and scaled our digital reskilling program globally to encompass the latest courses on generative AI. Over 2,50,000 of our employees today are AI-aware. Today, our platforms are also enhanced with generative AI aspects.

Expand localization

With the objective of creating differentiated talent pools and ecosystems in our markets, we made significant investments in expanding our local workforce in the United States, UK, Europe, Japan, China, Canada and Australia.

Looking ahead, and to continue staying relevant to the emerging needs of our clients, we prioritize:

- Our journey of being AI-first and our customers' navigation to AI;
- Continuing to scale our cloud capabilities, especially in cloud advisory, data on cloud, cloud security, SaaS, PaaS, IaaS and private cloud;
- Expanding capabilities in key digital technology areas such as AI, product engineering, cybersecurity and human experience;
- Strengthening our employee value proposition for the newer contexts of work and workplace;
- Running our operations in a cost-effective and agile manner with a comprehensive plan for margin expansion;
- Delivering on our ESG commitments, while at the same time enabling our clients to realize their sustainability goals.



Value creation model

Inputs

Financial Capital

Net assets	₹88,116 cr
Consolidated cash and investments	₹39,005 cr

Intellectual Capital

AI Aware employees	2,50,000+
Industry-leading products, solutions and platforms	108
Startups in our innovation ecosystem	305

Human Capital

Total no. of employees	3,17,240
Annual average training hours per employee	74.6
Investments in employee well-being	₹1,615 cr

Natural and Manufactured Capital

Highest rated green buildings	29.6 mn sq. ft.
Share of renewables in our India operations	67.52%
Holistic approach to decarbonizing the value chain	

Social and Relationship Capital

Global CSR spends	₹577 cr
Total no. of active clients	1,882
No. of nearshore / tier-2 locations	27
No. of carbon offset projects	10

Process and Strategy

Client offerings

- Digital
- Products
- Platforms
- Core solutions



Strategy
Scale agile digital
Expand localization
Energize the core
Reskill our people
Environment
Social
Governance
Our people and the strong culture of innovation

Go-to-market business units

- Hi-Tech
- Manufacturing
- Life Sciences and Healthcare
- Financial Services and Insurance
- Energy, Utilities, Resources and Services
- Communications, Telecom OEM and Media
- Retail, Consumer Packaged Goods and Logistics
- Public Services
- Others including segments of businesses in India, Japan and China

Outputs

Financial Capital

Constant currency revenue growth	1.4%
Earnings per share growth	10.0%
Return on equity	32.1%

Outcomes
- Profitable growth
- Sustained / long-term cash flow

Intellectual Capital

Digital leader ratings	60
Artifacts published by the Infosys Knowledge Institute (IKI)	335
Reports published by IKI	12
Patents in the portfolio	796

Outcomes
- Diversified portfolio of solutions across industry segments
- Innovation partner to clients
- Partner of choice for social and environmental solutions for the community

Human Capital

Fresh graduates hired globally	11,900+
Women in the workforce (39.3%)	1,24,569

Outcomes
- Infosys has been recognized as a Global Top Employer for the fourth consecutive year by the Top Employers Institute.
- Best-in-class employee experience and learning
- Safe and inclusive workplaces

Natural and Manufactured Capital

Carbon neutral	5th year
Reduction in scope 1 and 2 emissions over the BAU scenario	60.07%
Large deal engagements including climate change solutions	>50%
Drive societal change through awareness and advocacy	

Outcomes
- Global leadership: Infosys building among 100 iconic sustainable buildings across G20 countries
- Productive, safe and healthy workplaces for employees
- Environmental stewardship beyond our boundary

Social and Relationship Capital

People enabled in digital skills	11.75 mn
New client accounts	385
Employees in nearshore / tier-2 locations	64,240
Rural families continue to benefit from our carbon offset projects	2,64,000+

Outcomes
- Positive impact on the communities in which we operate
- Trusted partner of choice for all stakeholder groups

Stakeholders

- Investors
- Clients
- Employees
- Suppliers
- Communities
- Government / Regulators

Financial Capital

We obtain our Financial Capital through the funds generated from our business operations and financing activities. Our strong performance on the back of meticulous execution over the years, as reflected in the combination of high growth and profitability, has led to building a strong, debt-free, and liquid Balance Sheet. Our focus is on ensuring a sustainable and profitable financial position. Our stakeholders expect us to deliver long-term growth riding on a solid strategy and prudent business decisions. Our shareholders are looking for good returns on their investment and dividends, along with a steady buyback plan.

Approved the Capital Allocation Policy to return 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback / special dividends. The Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Performance highlights

4.7%
Revenue growth

20.7%
Operating margin

32.1%
Return On Equity (ROE)

35.3%
Dividend per share growth(1)

10.0%
EPS growth

AAA rating
By CRISIL

₹50,638 cr
Robust working capital

Material topics

- Scale agile digital & Energize the core
- Shareholders returns
- High returns on equity

UN SDG mapping



(1) Dividend includes special dividend of ₹8.00 per share

Managing financial capital

Infosys has a high cash-generating business with access to capital markets across the world. Our strong credit rating allows us to raise debt at competitive rates in the future, if needed. The primary source of funds is cash from operations and income from short and long-term investments, among others.

Our primary sources of liquidity are cash and cash equivalents and the cash flow generated from our operations. We continue to remain debt-free, and we maintain adequate cash to meet our operational and strategic requirements and unforeseen events while also earning sufficient returns.

Our consolidated cash and investments include deposits in banks, investments in liquid mutual funds, fixed maturity plan securities, commercial paper, quoted bonds issued by government and semi-government organizations, non-convertible debentures and CDs or certificates of deposits – all such instruments issued by eligible financial institutions with high credit ratings.

We also build financial assets and create financial value by investing in the startup ecosystem. These investments enable us to access innovation, which together with our services and solutions, deliver benefits to our clients. Most often, our investments comprise minority equity positions in startup organizations and / or venture capital funds.

Market capitalization


In ₹ crore
8,02,162
5,92,394
6,21,821
2022
2023
2024

Revenue growth


In %
21.1
20.7
4.7
2022
2023
2024

Basic earnings per share


In ₹
52.52
57.63
63.39
2022
2023
2024

Free cash flows


In ₹ crore
22,803
20,443
23,865
2022
2023
2024

Return on equity


In %
29.1
31.2
32.1
2022
2023
2024

Dividend per share


In ₹
31.0
34.0
46.0(1)
2022
2023
2024

Shareholder value creation

We constantly endeavor to fulfill the expectations of our investors through responsible business decisions and governance. Integrity and transparency are top priorities in our relationship with our investors.

We are privileged to share a strong relationship with investors based on a deep understanding of their expectations and our commitment to creating value for them. Infosys aims to deliver superior revenue growth and operating margins through prudent financial management and sound corporate governance – resulting in share value appreciation, leading to sustained value creation for investors. We maintain transparency in our disclosures and frequent communication with investors through channels such as quarterly post-result calls, analyst meets, the Annual General Meeting, and regular one-to-one and group interactions.

Delivering value through business strategy

Our market-oriented four-pronged strategy enables us to invest in expanding our global digital footprint. This helps Infosys to be recognized as a partner of choice for digital transformation and also increases our potential to attract larger total contract value (TCV) deals and clients. This enhances our ability to generate industry-leading growth and profitability, thus generating shareholder value.

Distribution of value created through Capital Allocation Policy

Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback / special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Details of our Capital Allocation Policy are available at https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf.

Human Capital

Nurturing talent for the future is essential for our continued success. We have long established paths for employee upskilling and reskilling, and our efforts have been well-rewarded, providing value to our people and us. Our people expect the Company to provide them ample opportunities to learn and grow in their careers while enjoying work in safe workplaces, free of all discrimination and bias. Employee well-being and interaction with a large, diverse, and multicultural workforce are added advantages.

Our 5C model for Engagement – Connect, Collaborate, Celebrate, Care, and Culture – is designed to strengthen and reinforce our culture so that it is experienced uniformly and positively by employees, remote or in office.

Performance highlights

3,17,240
Employees globally

1,130
Employees have voluntarily disclosed their disability

159
Nationalities in the workforce

80%
Employee satisfaction score

2,50,000+
AI Aware employees

11,900+
Fresh graduates hired globally

Material topics

- Employee Value Proposition
- Employee health and wellness
- Diversity, Equity and Inclusion
- Energizing local communities

UN SDG mapping



Employee health and wellness

There is a stronger focus on individual and collective well-being in the hybrid work model. Employees who are comfortable and satisfied with work add to the productivity and success of the organization, while also leading happier and fulfilling lives.

Infosys' Health Assessment & Lifestyle Enrichment (HALE) program is a non-monetary employee benefit and has been recognized as the best internal brand with great recall and participation.

Our employee well-being scores reached an all-time high of 91% among employees across locations.

Employee satisfaction

75%	82%	80%
2022	2023	2024

Our reimagined listening mechanism for the new remote way of work is a periodic feedback mechanism called Pulse. Pulse collects ongoing and real-time feedback from employees anonymously on key organization-wide themes that shape an employee's experience at Infosys such as work, learning and careers. Over 1.60L+ employees participated in fiscal 2024. Employee satisfaction for fiscal 2024 was recorded at 80%.

Diversity, Equity and Inclusion

As part of our ESG Vision 2030, we aim to achieve 45% female representation in our workforce by 2030. In fiscal 2024, we had 1,24,569 women, making 39.3% of the total workforce.

% of women employees

39.6	39.4	39.3
2021-22	2022-23	2023-24

Employee Value Proposition

We never cease to reinforce our Employee Value Proposition (EVP).

Our EVP continues to build on the three pillars of



Inspiring you to build what's next

Inspiring our people with meaningful work and passionate teams, enabling them to find their purpose and make an impact



Making sure your career never stands still

Enabling our people with learning and progress in their careers while shaping our collective future



Navigating further, together

Ensuring our people experience Infosys in a creative, dynamic, rewarding and inclusive environment

Our career framework, articulated as Career Gambit, is a simple, intuitive framework that is focused on three important actions – Get, Set, Go.

Get: Access to world-class learning and personalized learning paths with digital readiness through Lex, our online learning platform, and Digital Quotient, a comprehensive score that helps employees keep track of their digital capabilities.

Set: Employees are encouraged to set themselves up to win, acquiring Skill Tags and setting sights on specialized careers through tools such as Digital Specialist. Once they complete the required courses and gain six months of experience in that skill set / technology, they qualify for a Skill Tag.

Go: Multiple pathways into exciting technology spaces through Bridge programs, Accelerate and Marketplace enhance employees' mobility in this fast-paced technology world. These intelligent platforms match the right opportunity to the right individual at the right time for employees and business alike.

These efforts have resulted in faster growth, broader career options, increased talent mobility and sharper compensation differentiation.

Infosys internship program

InStep, Infosys' flagship global internship program, has 200+ partner institutions in over 50 countries, more than 3,000 alumni members and interns from over 50 nationalities. InStep has been ranked as World's #1 Internship Program, five times in a row by Vault Firsthand, a prestigious career intelligence platform. InStep has been instrumental in building strong academic partnerships for Infosys with premier global institutions, generating numerous patents and publications, along with contributing to the overall localization efforts.

Localization

To create a more diverse and inclusive talent pool in our markets, we are committed to creating a significant number of local jobs in our key markets in North America, Europe, and APAC. We believe that this will help us to better serve our customers and create an environment where everyone can thrive. We established innovation hubs, nearshore centers and digital design studios across geographies. In fiscal 2024, we recruited 90% employees locally in our markets.

Our hybrid work model is about our people and their comfort. It offers the flexibility of working from home and working from office in a hybrid work model. The model operates according to different employee contexts: those in the same city as their office and those in other locations. As part of this strategy, we have set up offices in Visakhapatnam, Noida, Hubballi, Indore, Navi Mumbai, Nagpur and Coimbatore in India over the last few years.

Delivering value

Intellectual Capital

Our Intellectual Capital is driven by agility, flexibility, and innovation. We are committed to working with experts, partners, academia, and other stakeholders to develop new products and services that meet the needs of our customers and communities. We are also focused on strengthening our Tech for Good solutions and providing an environment for startups to be incubated and innovation to be scaled.

With iCETS, the Living Labs, and the Infosys Innovation Network, we have a broad portfolio of solutions across industry segments, while the Infosys Prize and Aarohan Social Innovation Awards provide a platform for innovators and social entrepreneurs, respectively.

Performance highlights

100+
Client living labs

"Well known"
Trademark for Infosys in India

796
Patents owned by Infosys

Industry leader
Rating for iCETS platforms by analysts

1,200+
Infosys Knowledge Institute assets

ISO 42001:2023
Certified for AI Management Systems

Material topics

- Innovation and Intellectual Property
- Products, platforms and solutions
- Responsible AI

UN SDG mapping

4 Quality Education, 5 Gender Equality, 8 Decent Work and Economic Growth, 10 Reduced Inequalities

Infosys | Center for Emerging Technology Solutions

Infosys Center for Emerging Technology Solutions (iCETS)

iCETS is the incubation unit at Infosys that offers a variety of emerging technology services to clients. These services include building next-generation platforms and a variety of new-age innovation services including incubation of emerging technology capabilities (like generative AI, AR/VR/XR, quantum computing, cloud, cybersecurity and data management) under various Centers of Excellence (CoE). Led by the CoE, iCETS has been curating technology and trends across business verticals and contributing to thought leadership. iCETS-led technology platforms like LEAP, Cortex, Cyber Next, Quality Assurance and Privacy Next are contributing to differentiating Infosys services. Infosys' vertical platforms like Energy-as-a-Service are opening up new opportunities for Infosys and client joint platform-led offerings.

Infosys | Living Labs

Living labs

We collaborate with our clients to enable rapid prototyping, incubating and piloting of innovative solutions, both through client and Infosys living labs.

With over 100+ client living labs, Infosys has helped its clients explore and develop art-of-the-possible emerging technology solutions.

Accessibility Living Labs

In fiscal 2024, we launched Infosys Accessibility Living Labs, a unique learning space to experience digital accessibility firsthand. Through simulated interactions and real-world scenarios, the lab fosters empathy and awareness of accessibility challenges, introduces users to assistive technology and facilitates the creation of digitally accessible solutions. The lab also features Infosys Accessibility Platform, an AI-first cloud-ready accessibility and inclusivity solution with a patented audit tool to identify and fix accessibility gaps and AI-based functions to confirm inclusivity.

Infosys | Innovation Network

Infosys Innovation Network (IIN)

IIN is a well-orchestrated partnership among select startups, universities, hyperscalers and Infosys to incubate and bring the best of emerging tech innovations from across the globe. Today, IIN boasts of 305 startups and these have had over 700 client impressions. Infosys has also established partnerships with key client corporate venture capital firms to bring their portfolio startups onto the Infosys network. Over the past 12 months, we've engaged with numerous startups, universities and hyperscalers across geographies like the US, Finland, Israel, and India, in spaces like AI, fintech, cloud, cybersecurity, InsureTech, HealthTec, and more.

Infosys | Knowledge Institute

Infosys Knowledge Institute (IKI)

IKI is the business research and thought leadership arm of Infosys. IKI harnesses the intellectual capital of Infosys' subject matter experts to create unique and fresh content and insights on the business impact that technology can drive for prospects and clients. IKI also develops its proprietary data and insights through multiple large-scale surveys and quantitative analysis. These are published through its flagship Radar maturity assessments, the annual Tech Navigator report on future trends and the ongoing TechCompass tech trends series. IKI has collaborated with over 600 clients and created over 1,200 assets since inception. For more information, visit https://infosys.com/iki.

edgeverve — An Infosys company

Product innovation

EdgeVerve helps our customers create a connected enterprise where humanity, AI, and automation work together. EdgeVerve's three digital platforms – AssistEdge for hyper automation, XtractEdge for intelligent document processing, and TradeEdge for autonomous supply chains facilitate transformation and exponential growth. Finacle is our industry-leading digital banking solution. Our cloud-native solution suite and SaaS services help banks engage, innovate, operate, and transform better to scale digital transformation with confidence. The solutions address core banking, wealth management, treasury, analytics, AI, and blockchain etc. for financial institutions globally. Read more at https://www.edgeverve.com/.

Intellectual Property (IP), patents and trademarks

Infosys actively innovates and develops platforms, products and tools, that constitute its collection of IP assets. These assets, available on the Infosys Marketplace, are used to differentiate ourselves in the market or as productivity-enhancing tools. We have 796 patents in the portfolio. Over 861 trademarks (registered or pending) across 51 countries underscore the strength of our brand.

- **"Well Known":** Infosys is regarded by Indian authorities as being a "Well Known" trademark. This gives us legal rights across sectors.
- **Most valuable brand:** Infosys is recognized as one of the top 3 most valuable IT services brands globally by Brand Finance. Infosys is now among the top 100 most valuable brands in the world.

WONGDOODY — An Infosys company

WongDoody

WongDoody, a subsidiary of Infosys, is a global creative digital innovation agency that has built new practices and products to support CMO/CDO/CXO success. These products include StudioNext, our collaborative in-house human experience service model; cutting-edge sustainability IP in The Climate Game for the Financial Times; and next-generation AR/XR capabilities for immersive brand engagement. WongDoody is also on the forefront of AI development for enterprise marketing advantage with our new AI Studio and Platform X. Currently in prototype with major brands, these products combine the power of AR digital twinning with AI image generation and hyper-personalization.

Infosys Marketplace

Infosys Marketplace is a one-stop shop to see, try, and adopt innovative and next-generation solutions from Infosys and partners. The platform provides hundreds of curated solutions across a wide range of technologies and industry verticals to accelerate the digital transformation initiatives of global enterprises. Read more about Infosys Marketplace at https://www.infosys.com/navigate-your-next/live-enterprise-suite/offerings/marketplace.html.

Responsible AI certification

Infosys has become one of the first companies globally to get ISO 42001:2023 certified. The ISO/IEC 42001:2023 - Artificial intelligence — Management system certification is designed for entities providing or utilizing AI-based products or services, to ensure responsible development and use of AI systems.

Delivering value

Natural Capital

We believe bold climate action is crucial in addressing one of the most pressing challenges of our time. We hope to inspire change by demonstrating the benefits of sustainable practices, fostering innovation, and advocating policies that prioritize the environment while also considering social and economic implications. We believe climate action is about taking responsibility for our collective future, and working together to create a sustainable and resilient world.

Today, we incorporate environmental considerations into everything we do, as we power the journey towards a sustainable world for all.

Performance highlights

67.52%
Of electricity for our India operations comes from renewable sources

2,64,000+
Rural families benefited through carbon offsets program

Carbon neutral for 5 years in a row

100%
Wastewater recycled within our campuses

29.6 mn sq.ft.
Of highest-level green certified space

8 years
Of CDP climate leadership

Material topics

- Carbon neutrality
- Renewable energy
- Offsets for community development
- Advocacy for climate action
- Water stewardship
- Zero waste to landfill

UN SDG mapping



Infosys' climate commitments

- As a part of Infosys ESG Vision 2030, we have committed to maintaining carbon neutrality across scope 1, 2 and 3 emissions every year
- Signatory to the Climate Pledge, with the ultimate goal of a Net Zero planet by 2040
- Our goals are aligned to Science Based Targets initiative (SBTi)

Climate action strategy

We are working diligently towards this goal and have built our carbon neutral program on three pillars –

Energy efficiency
To reduce emissions

Renewable energy
To avoid emissions

Carbon offsets
To offset emissions

Carbon neutrality

Infosys is carbon neutral for the fifth year in a row. As part of our energy efficiency efforts we continue to push the envelope when it comes to creating efficient workplaces, by ensuring efficient design and operation of our buildings. The stringent environmental performance criteria not only apply to our own buildings but are also a prerequisite for leased offices. Today, we have over 29.6 million sq.ft. of buildings with the highest level of green building certification.

Renewable energy

Renewable energy plays a crucial role in addressing the urgent challenges of climate change, energy security and sustainable development. Infosys was an early mover in renewable energy, adopting solar PV plants in our campuses way back in 2009 itself. Today, we have a total capacity of 60.2 MWp of solar PV across Infosys campuses, and a large solar park situated in Sira, about 140 km from Bengaluru. We have engaged continuously with many state governments to enable favorable policies and green power through DISCOMs. Infosys has not purchased any renewable energy certificates till date. We get 67.52% of electricity for our India operations from renewable sources.

Carbon offsets

Our focus on high social impact carbon offset projects helps us to maintain carbon neutrality. The projects not only benefit the environment but also improve health, boost livelihoods, improve digital literacy, and help in creating rural jobs. Our unique offset program is certified to the highest level (Gold Standard) in terms of social impact, authenticity, and transparency.

This year, through our biogas projects, we extended additional units of biogas to farmers in the Bagalkote region of Karnataka. We continued to benefit more than 2,64,000 rural families and created more than ~3,900 rural jobs through our 10 running projects in the states of Maharashtra, Meghalaya and Rajasthan.

Advocacy for climate action

Infosys published a book chronicling our efforts in creating super-efficient buildings, thereby minimizing environmental impact. The book titled *Pioneering Net Zero Buildings – The Infosys Journey* (https://www.infosys.com/about/corporate-responsibility/documents/pioneering-net-zero-buildings.pdf) was released on September 11, 2023, by Prof. Amory Lovins, American writer, energy advisor physicist and Chairman Emeritus of the Rocky Mountain Institute. The unique methodology, disruptive technologies and new benchmarks in building design, captured in the book, are expected to guide and inspire companies, policymakers, academia, and other stakeholders in the industry.

Water stewardship

At Infosys, we understand that water is essential for life, ecosystems and economic prosperity. As demand for water increases due to increasing population, urbanization and climate change, it is more crucial than ever to prioritize responsible water management. As a signatory to the CEO Water Mandate, we commit to enhancing our operational water conservation procedures and expanding our community outreach. Infosys' strategy to reduce water demand, recycle 100% wastewater and focus on rainwater harvesting have resulted in significant reduction in our water intensity. In addition to the 400 deep recharge wells and 40 lakes across our campuses, we continue to look for innovative ways and solutions to reduce our water demand and use recycled water more effectively.

Lake rejuvenation

Infosys' water stewardship efforts include lake rejuvenation projects and increasing water holding capacity of lakes by 10 billion liters in the next five years. In fiscal 2024, we rejuvenated five lakes in Bengaluru enhancing the water holding capacity by about 5 billion liters, in collaboration with local partners, to improve water availability in the communities in which Infosys operates. Additionally, the lake rejuvenation projects created much-needed lung spaces for the communities, thereby having a positive impact on people's health.

Waste management

Our efforts in waste management involves implementing strategies to minimize waste generation, maximize recovery and promote a circular economy.

We seek to uphold our ambition of zero waste to landfills through active minimization combined with technology investment in recycling and streamlining systems and processes.

In fiscal 2024, three of our India campuses in Bengaluru, Chennai and Pune received True Zero Waste Platinum certifications from Green Business Certification Inc. (GBCI).

Decarbonizing our supply chain

Mitigating climate change requires timely and decisive action from all stakeholders. To meet our ambitious targets on climate, we expect our suppliers to align with our goals and join climate action efforts.

As part of our efforts to decarbonize our supply chain, we identified suppliers representing a large part of our capex spend and invested in training and capacity building for them. This effort included in-person training sessions covering topics including climate change, importance of disclosures, maintaining and improving data capture methodologies, and emission monitoring and calculation techniques applicable to the organization. Apart from this, Infosys also supported a few suppliers through one-on-one interactions and training in this domain. We also launched a platform for suppliers to disclose their climate-related information to help them in benchmarking and improving their performance.

Delivering value

Manufactured Capital

Our Manufactured Capital includes our energy-efficient offices, data centers, innovation hubs, digital studios, and our technology infrastructure across the globe. Our infrastructure is modeled taking into consideration stakeholder expectations of our commitments towards climate change mitigation, judicious use of natural resources and preserving our environment.

With the highest-rated green buildings on our campuses and investments in collaborative tech infrastructure, we offer productive, safe, healthy and future ready workplaces for employees, clients, partners and contractors.

Performance highlights

70 kWh/sq.m./p.a.
Building EPI

Radiflux
Radiant cooling solution patented in Europe and India

1.55
Weighted average PUE of data centres

Retroshade
Building retrofit shading solution patented in India

68%
Of internal IT application workload migrated to public cloud

Material topics

- Green buildings / infra / data center efficiency
- Workplace transformation
- Green IT

UN SDG mapping



Innovative climate measures

Infosys is a pioneer in implementing innovative solutions to achieve reduction in energy and water. From implementing the first radiant cooled office building in India in 2010, constructing the largest prefabricated office building in India in 2019, to integrating art and science to design one of our most efficient buildings in 2023, we have demonstrated that innovation is essential to achieve transformational savings.

Some of our innovative climate measures to create sustainable infrastructure include:

- Radiant cooling system, which is about 50% more efficient than regular air-conditioning and ensures healthier spaces too
- Retroshade device, which allows fully-glazed buildings to adopt external shading to effectively cut off direct sun and heat
- Water from air conditioning systems (condensate), is collected in a separate tank and utilized in cooling towers for air conditioning, saving water and energy.
- Other measures like data-driven design, use of technology for design optimization, climate responsive architecture, use of systems adapted to local conditions, high-efficiency equipment and continuous monitoring at granular level for building performance parameters remotely.

High-performance green buildings

Our green buildings are a testimony to our commitment to minimize impact on the environment even while building world-class facilities. We have about 29.6 mn sq.ft. of the highest level of green building certification but the differentiator is that we ensure the building performance is maintained through accurate monitoring, thereby making our buildings truly green.

Workplace transformation

Infosys embarked on workplace transformation with new design principles for a reimagined office catering to the new normal. Our new design focuses on health and wellbeing, productivity, social connect and inclusiveness, while also ensuring environmental sustainability.

Additionally, as part of our strategy to distribute economic growth, tap into diverse talent pools, contain the explosive growth of tier 1 cities, and make it convenient for employees based in tier 2 and tier 3 cities in India to come to office, we have set up offices in Hubballi, Indore, Nagpur, Coimbatore, Noida and Visakhapatnam. We also opened offices in Kolkata and Navi Mumbai this year.

Green IT

InfosysIT has embedded sustainable practices across the lifecycles of service design, operations and disposal of IT assets.

Data center efficiency

InfosysIT has taken up data center modernization as a strategic initiative. Density-optimized hyperscale platforms have been deployed to deliver high-density server virtualization and consolidation across the enterprise. The hyperscale private cloud platforms provide cloud-scale agility and enables efficient resource pooling and utilization. This initiative has delivered significant power savings and drastically reduced the total cost of ownership for the organization.

InfosysIT has made focused investment on Data Center Infrastructure Management (DCIM) tools to get accurate visibility across the entire data center IT and facility stack. DCIM provides environmental (temperature, humidity, air flow), power (at the device, rack, zone and data center level) and cooling data. This information can be used to alert the Management when thresholds are exceeded, reducing repair time and increasing availability. Data center standards are revised with a focus on delivering industry-leading PUE and will be integrated with DCIM through Smart PDUs for providing a unified view of IT and facility subsystems.

We have modernized our enterprise storage platform to be energy-efficient. We provide around 1.8PB of storage capacity for employees, projects, and internal requirements on all flash storage with fabric pool and storage grid technology.

We introduced Hybrid cloud storage which is helping us in creating savings compared to on-premise data center while providing high availability.

Infrastructure as code

Infrastructure as code is a transformational initiative towards enabling continuous deployment and integration, and touch-less management of the life cycle of infrastructure components. This methodology overcomes the traditional challenges such as growing scale of infrastructure, elastic demand, speed and consistency of deployment, rapid disaster recovery, and the interdependency between teams.

AIOps-powered digital operations

InfosysIT has deployed AIOps platform with a wide range of capabilities – like algorithmic noise reduction, anomaly detection, root cause analysis, and context-based notification. InfosysIT digital operations provides unified observability cutting across infrastructure and application stack, in addition to capacity usage and cost analysis. It also offers the ability to ingest large volumes of data originating from all areas of the infrastructure and application, and analyze it using AI and ML algorithms to identify areas of remediation and optimization.

PolyCloud and OneStop

We have introduced the OneStop unified provisioning platform for endpoints, clouds, software, and tools. The OneStop platform lets project managers request IT hardware and software in advance, enabling new hires to be productive on Day One. The IT Genie intuitive app in the laptop helps users self-configure basic applications, reducing interactions with the IT Support team.

The PolyCloud digital backplane provides an abstraction of managed private clouds and public cloud services, including GPU instances for AI workloads, empowering full stack developers to drive AI-first enterprise initiatives.

Public cloud adoption

Majority of internal IT applications have been moved to public cloud infrastructure. All employees have access to the cloud-based platform for collaboration like messaging, presence, video, and other requirements. Additionally, they now have cloud-based unified internet access and secure private access.

Delivering value

Social and Relationship Capital

Our Social and Relationship Capital guides us to bring the interests of our stakeholders to the fore. As enterprises focus on reshaping their businesses in the digital era, we are helping our clients drive transformation. Our social ambition focuses on serving the development of people by shaping a future with meaningful opportunities for all. We deliver on expectations of nurturing social innovations and enabling employability through skill training of communities.

Our global CSR efforts address challenges across education, healthcare, women empowerment, science and research, environmental sustainability and more.

Performance highlights

92
Scientists honored with the Infosys Prize since 2008

11.75 mn
Learners enabled in digital skills

90%
Local hiring across geographies

₹577 cr
Global CSR spends

119 mn +
Lives empowered via Tech for Good programs

11 mn
Beneficiaries of CSR projects in India

Material topics

- Client value
- Inclusive development
- Digital skilling

UN SDG mapping

Creating value for our customers

Digital transformation

We help our customers navigate their digital transformation journeys through our suite of services and solutions.

Our digital architecture drives outcomes for enterprises across five areas – Experience, Insight, Innovate, Accelerate and Assure. Our experience of helping many clients through their digital transformation journeys has shown us that a Live Enterprise is one that is continuously investing in reinventing its operating model while reimagining customer transformations. Our clients count on our operating models to help navigate their next.

Details of our key customer services and solutions are available at https://www.infosys.com/industries/.

Digital operating models

We use our native digital innovation expertise to partner with our clients to develop future-ready solutions. Further, the Infosys Living Labs enable clients to experience emerging technologies to inspire innovation and incubate new possibilities. At Infosys, we have evolved how we deliver digital transformations to address our clients' challenges, with AI infused to create additional value.

Read more at https://www.infosys.com/navigate-your-next/digital-operating-models.html.

Client satisfaction

Our latest annual client survey indicates that most of our clients are delighted with Infosys, sustaining the positive feedback gained over the years. We have also been appreciated for our relationship management, client-centric approach, account management, base delivery and quality of deliverables.

Community

Springboard

Our ambition to serve the development of people by shaping a future with meaningful opportunities for all sums up our work with the community. Technology serves as a catalyst in community development. Infosys Springboard is Infosys' flagship digital learning platform that empowers people with skills to be successful in the 21st century. About 7.9 million learners across the world have registered on Infosys Springboard.

Tech for Good

Infosys is committed to using digital, cloud and open-source technologies to drive societal impact in our communities through partnerships that will enable our stakeholders to harness the power of technology everyday.

Infosys Foundation

Infosys Foundation has continued to work in the areas of education, healthcare, women empowerment and environmental sustainability, striving to create the next opportunity for communities and individuals. In fiscal 2024, a significant tie-up in healthcare was with the LV Prasad Eye Institute in Hyderabad, in which Infosys' Tech for Good initiative developed the unique SightConnect app that connects healthcare workers, eye care professionals and patients.

Maternal and child health was another important area of work for the Foundation this year, and related projects with C-CAMP, Sangath and the Antara Foundation focused on infrastructure upgrade, digital support, mental health and comprehensive connectivity. The Foundation also focused on digital skilling and STEM education projects, especially in rural areas of the country.

In the third edition of the prestigious Aarohan Social Innovation awards, a total of ₹2 crore was awarded to eight social innovators. Read more about Aarohan Awards, at https://www.infosys.com/infosys-foundation/aarohan-social-innovation-awards.html.

Read the Infosys Foundation Annual Reports at https://www.infosys.com/infosys-foundation/about/reports.html.

Infosys Foundation USA

In fiscal 2024, Infosys Foundation USA remained committed to investing in programs that help bridge the digital skills gap. This year alone, the Foundation brought computer science and maker-focused educational programming to 1.1 million students and 47,000 educators in the US.

The Foundation achieved significant impact through targeted partnerships and equity-focused initiatives that deliver professional development for educators; provide afterschool coding programs to children in marginalized communities; spark imaginations in makerspaces, museums, and libraries and provide signature awards, namely the CS Teaching Excellence Awards and the Infy Makers Awards, that spotlight exceptional talent and inclusivity.

Read more at https://www.infosys.org/infosys-foundation-usa/impact.html.

Infosys Science Foundation

The Infosys Science Foundation awards the Infosys Prize that endeavors to elevate the prestige of science and research in India. The award is given annually to honor outstanding achievements of contemporary researchers and scientists across six categories. The work of the winners of the Infosys Prize 2023 tackles immediate problems like air quality and pollution, creating effective medicines with minimum side-effects, tracing the history of science in India, and exploring the physics of life. From 2024, the Prize will be awarded to scholars who are 40 years or below in Economics, Engineering & Computer Science, Humanities & Social Sciences, Life Sciences, Mathematical Sciences, and Physical Sciences. Each Prize carries a gold medal, a citation and a purse of US$100,000.

Read more at https://www.infosysprize.org/about-isf.html.

Suppliers

Infosys believes in and is committed to partnering with the highest quality diverse suppliers to ensure that we deliver best-of-breed business and IT solutions to our clients. As a signatory to the United Nations Global Compact (UNGC), Infosys leverages the UNGC principles covering human rights, labor, environment, and anti-corruption as foundational principles for building and improving its sustainable supply chain practices. This year, our training focused on capability-building across suppliers on climate change and CDP disclosures.



STATUTORY REPORTS

Board's report

Dear Members,

The Board of Directors hereby submits the report of the business and operations of your Company ("the Company" or "Infosys"), along with the audited financial statements, for the financial year ended March 31, 2024. The consolidated performance of the Company and its subsidiaries has been referred to wherever required.

1. Results of our operations and state of affairs

(In ₹ crore, except per equity share data)

Particulars	Standalone			Consolidated		
	For the year ended March 31,		YoY growth (%)	For the year ended March 31,		YoY growth (%)
	2024	2023		2024	2023	
Revenue from operations	1,28,933	1,24,014	4.0	1,53,670	1,46,767	4.7
Other income, net*	7,417	3,859	92.2	4,711	2,701	74.4
Total income	1,36,350	1,27,873	6.6	1,58,381	1,49,468	6.0
Expenses						
Cost of sales	89,032	85,762	3.8	1,07,413	1,02,353	4.9
Selling and marketing expenses	5,668	5,018	13.0	6,973	6,249	11.6
General and administration expenses	5,420	5,293	2.4	7,537	7,260	3.8
Total expenses	1,00,120	96,073	4.2	1,21,923	1,15,862	5.2
Profit / loss before finance cost and tax expenses	36,230	31,800	13.9	36,458	33,606	8.5
Finance cost	277	157	76.4	470	284	65.5
Profit before tax	35,953	31,643	13.6	35,988	33,322	8.0
Profit before tax (% of revenue)	27.9	25.5		23.4	22.7	
Tax expense*	8,719	8,375	4.1	9,740	9,214	5.7
Profit after tax	27,234	23,268	17.0	26,248	24,108	8.9
Profit after tax (% of revenue)	21.1	18.8		17.1	16.4	
Total other comprehensive income / (loss), net of tax	287	(268)		520	514	
Total comprehensive income for the year attributable to the owners of the Company	27,521	23,000		26,754	24,598	
Profit attributable to owners of the Company	27,234	23,268		26,233	24,095	
Non-controlling interests	–	–		15	13	
Earnings per share (EPS)*						
Basic	65.62	55.48	18.3	63.39	57.63	10.0
Diluted	65.56	55.42	18.3	63.29	57.54	10.0

1 crore = 10 million

Notes:

The above figures are extracted from the audited standalone and consolidated financial statements of the Company as per the Indian Accounting Standards (Ind AS).

Equity shares are at par value of ₹5 per share.

* Includes interest income (pre-tax) of ₹1,933 crore and reversal of net tax provisions amounting to ₹38 crore on account of orders received under Sections 250 and 254 of the Income-tax Act, 1961, from the Income Tax authorities in India for certain assessment years. This has resulted a positive impact on the Basic and Diluted EPS by ₹4.76 and ₹4.75 on consolidated and standalone basis, respectively, for the year ended March 31, 2024.

Financial position

(In ₹ crore, except equity share data)

Particulars	Standalone		Consolidated	
	As at March 31,		As at March 31,	
	2024	2023	2024	2023
Net current assets	43,866	24,640	50,638	31,695
Property, plant and equipment (including capital work-in-progress)	11,090	11,931	12,663	13,634
Right-of-use assets	3,303	3,561	6,552	6,882
Goodwill and other intangible assets	211	214	8,700	8,997
Other non-current assets	29,394	33,549	20,467	25,422
Total assets	1,14,950	1,01,337	1,37,814	1,25,816
Non-current lease liabilities	3,088	3,553	6,400	7,057
Other non-current liabilities	3,600	2,597	4,159	3,778
Retained earnings – Opening balance	52,183	55,449	58,957	61,313
Add:				
Profit for the year	27,234	23,268	26,233	24,095
Transfer from Special Economic Zone Re-investment Reserve on utilization	824	1,397	867	1,464
Less:				
Impact on adoption of amendment to Ind AS 37, *Provisions, Contingent Liabilities and Contingent Assets*	-	(9)	-	(19)
Dividends	(14,733)	(13,675)	(14,692)	(13,632)
Buyback of equity shares (including tax on buyback)	-	(11,096)	-	(11,096)
Transaction cost relating to buyback (net of tax)	-	(5)	-	(5)
Transfer to legal reserve	-	–	(3)	(3)
Amount transferred to capital redemption reserve upon buyback	-	(21)	-	(21)
Transfer to Special Economic Zone Re-investment Reserve	(2,957)	(3,125)	(2,957)	(3,139)
Retained earnings – Closing balance	62,551	52,183	68,405	58,957
Equity share capital	2,075	2,074	2,071	2,069
Other reserves and surplus [(1)]	16,527	13,752	15,092	12,354
Other comprehensive income	23	(264)	2,548	2,027
Non-controlling interest	-	–	345	388
Total equity	81,176	67,745	88,461	75,795
Total equity and liabilities	1,14,950	1,01,337	1,37,814	1,25,816

(1) Excluding retained earnings

Based on consolidated financial statements

Revenue distribution by geographical segments (in %)


61.8
60.1
25.7
27.6
9.9
9.8
2.6
2.5
North America
Europe
Rest of the world
India

Revenue distribution by business segments (in %)


29.8
27.4
14.5
14.7
12.3
11.7
12.6
13.0
12.9
14.5
8.1
8.1
6.9
7.5
2.9
3.1
FS (1)
Retail (2)
COM (3)
EURS (4)
MFG (5)
Hi-Tech (6)
LS (7)
Others (8)
2023
2024

(1) FS – Includes enterprises in Financial Services and Insurance

(2) Retail – Includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) COM – Includes enterprises in Communication, Telecom OEM and Media

(4) EURS – Includes enterprises in Energy, Utilities, Resources and Services

(5) MFG – Includes enterprises in Manufacturing

(6) Hi-Tech – Includes enterprises in Hi-Tech

(7) LS – Includes enterprises in Life Sciences and Healthcare

(8) Others – Includes segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in public services

Capital Allocation Policy

Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any). Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

During the year ended March 31, 2024, the Company paid an interim dividend of ₹18 per share and announced a final dividend of ₹20 per share and special dividend of ₹8 per share, subject to shareholders' approval in the ensuing Annual General Meeting (AGM). Including the final and special dividend declared above, the Company has returned approximately ₹88,400 crore, which is 85% of the cumulative free cash flow for fiscals 2020-2024 through dividends and buybacks, in line with the Capital Allocation Policy.

The Capital Allocation Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf.

Liquidity

Our principal sources of liquidity are cash and cash equivalents, investments and the cash flow that we generate from our operations. We continue to be debt-free and maintain sufficient cash to meet our strategic and operational requirements. We understand that liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business requirements. Liquidity enables us to be agile and ready for meeting unforeseen strategic and business needs and opportunities.

As of March 31, 2024, we had ₹43,866 crore in working capital on a standalone basis, and ₹50,638 crore on a consolidated basis.

Consolidated cash and investments stand at ₹30,579 crore on a standalone basis and ₹39,005 crore on a consolidated basis as on March 31, 2024, as against ₹22,509 crore on a standalone basis, and ₹31,286 crore on a consolidated basis as on March 31, 2023.

Consolidated cash and investments, on both standalone and consolidated basis, include deposits with banks with high credit ratings by international and domestic credit rating agencies. As a result, liquidity risk of cash and cash equivalents is limited. Ratings are monitored periodically. Liquid assets also include investments in liquid mutual fund units, target maturity funds units, certificates of deposit (CDs), commercial paper (CP), quoted bonds and securities issued by government and quasi-government organizations, and non-convertible debentures. CDs and CPs represent marketable securities of banks, NBFCs and eligible financial institutions for a specified time period with high credit rating given by domestic credit rating agencies. G-secs are highly liquid and marketable instruments issued across tenure, backed by the Government of India carrying a sovereign credit. Investments made in non-convertible debentures are issued by government-owned institutions and financial institutions with high credit rating. We invest after considering counterparty risks based on multiple criteria including Tier-I capital, capital adequacy ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions.

The details of these investments are disclosed under the 'non-current and current investments' section in the *Standalone and Consolidated financial statements* in this Integrated Annual Report.

Capital expenditure on tangible assets

Standalone


46.6%
₹669 crore
0.1%
₹1 crore
53.3%
₹765 crore
48.7%
₹1,208 crore
0.1%
₹2 crore
51.2%
₹1,267 crore

2024 Total - ₹1,435 crore

- Infrastructure
- Computer equipment
- Vehicles

2023 Total - ₹2,477 crore

- Infrastructure
- Computer equipment
- Vehicles

Consolidated


47.0%
₹829 crore
0.1%
₹1 crore
52.9%
₹931 crore
46.6%
₹1,318 crore
0.1%
₹2 crore
53.3%
₹1,510 crore

2024 Total - ₹1,761 crore

- Infrastructure
- Computer equipment
- Vehicles

2023 Total - ₹2,830 crore

- Infrastructure
- Computer equipment
- Vehicles

Leases

Standalone


44.4%
₹336 crore
55.6%
₹420 crore
57.9%
₹510 crore
42.1%
₹371 crore

2024 Total - ₹756 crore

- Buildings
- Computer equipment

2023 Total - ₹881 crore

- Buildings
- Computer equipment

Consolidated


17.3%
₹394 crore
0.5%
₹12 crore
82.2%
₹1,872 crore
24.2%
₹847 crore
0.2%
₹8 crore
75.6%
₹2,646 crore

2024 Total - ₹2,278 crore

- Buildings
- Computer equipment
- Vehicles

2023 Total - ₹3,501 crore

- Buildings
- Computer equipment
- Vehicles

Dividend

The Company recommended / declared dividend as under:

	Fiscal 2024		Fiscal 2023	
	Dividend per share (in ₹)	Dividend payout (in ₹ crore)	Dividend per share (in ₹)	Dividend payout (in ₹ crore)
Interim dividend	18.00	7,471	16.50	6,943
Final dividend	20.00 (1)	8,302 (1)	17.50	7,260
Special dividend	8.00 (1)	3,320 (1)	–	–
Total dividend	46.00		34.00	
Payout ratio (interim, final and special dividend)*	80.0%(2)		69.5%	

Note:

The Company declares and pays dividend in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable withholding income taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

* Payout ratio is computed as a percentage of free cash flow prepared under IFRS.

(1) Recommended by the Board of Directors at its meeting held on April 18, 2024. The payment is subject to the approval of the shareholders at the ensuing AGM of the Company to be held on June 26, 2024. The record date for the purposes of the final and special dividend will be May 31, 2024 and payment will be made on July 1, 2024.

(2) Our present Capital Allocation Policy is to pay approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Including buyback, the Company has returned 85% of the cumulative free cash flow for the years ended March 31, 2020-2024.

Particulars of loans, guarantees or investments

Loans, guarantees and investments covered under Section 186 of the Companies Act, 2013 ("the Act") form part of the Notes to the financial statements provided in this Integrated Annual Report.

Transfer to reserves

We do not propose to transfer any amount to the general reserve on declaration of dividend.

Changes in the nature of business

The Company did not undergo any change in the nature of its business during the fiscal 2024.

Fixed deposits

We have not accepted any fixed deposits, including from the public, and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

Particulars of contracts or arrangements made with related parties

The Company did not enter into any contracts, arrangements or transactions during fiscal 2024 that fall under the scope of Section 188(1) of the Act. As required under the Act, the prescribed Form AOC-2 is appended as *Annexure 2* to the *Board's report*.

Management's discussion and analysis

In terms of the provisions of Regulation 34 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("the Listing Regulations"), the *Management's discussion and analysis* is set out in this Integrated Annual Report.

Risk management report

In terms of the provisions of Section 134 of the Act, the *Risk management report* is set out in this Integrated Annual Report.

Board policies

The details of the policies approved and adopted by the Board as required under the Act and Securities and Exchange Board of India (SEBI) regulations are provided in *Annexure 8* to the *Board's report*.

Material changes and commitments affecting financial position between the end of the financial year and date of the report

There have been no material changes and commitments which affect the financial position of the Company that have occurred between the end of the financial year to which the financial statements relate and the date of this report.

2. Business description

Strategy

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes, and systems rapidly and position themselves as 'AI-first' organizations. Our strategy is to be a navigator for our clients as they ideate, plan, and execute their journey to an AI future. For details, refer to the *Strategy section* of this Integrated Annual Report.

Organization

Our go-to-market business units and solutions are detailed in the *Operating context* section of this Integrated Annual Report.

Infrastructure

There has been a net decrease of 0.23 million sq. ft. of physical infrastructure space during the year. The total available space as on March 31, 2024 stands at 56.63 million sq. ft. We have presence in 56 countries across 265 locations as on March 31, 2024. The net decline in the square foot area is due to optimization of real estate space.

Mergers and acquisitions (M&A)

Infosys has a systematic M&A approach aimed to strengthen its capabilities, deepen industry expertise, and expand geographical footprint.

During the year ended March 31, 2024, the Group entered into definitive agreements to acquire:

1. Danske IT and Support Services India Private Limited (Danske IT). The acquisition of Danske IT was completed as on September 1, 2023. Eventually, the name of Danske IT was changed to Idunn Information Technology Private Limited effective April 1, 2024.
2. InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India (subject to customary closing adjustments)

Further, the Board at its meeting held on April 18, 2024, approved the acquisition of in-tech Holding GmbH, a leading provider of Engineering R&D services headquartered in Germany (subject to customary closing adjustments).

Subsidiaries

We, along with our subsidiaries, provide consulting, technology, outsourcing and next-generation digital services. At the beginning of the year, we had 28 direct subsidiaries and 70 step-down subsidiaries. As on March 31, 2024, we have 28 direct subsidiaries and 63 step-down subsidiaries. Further, the Company does not have any material subsidiary.

During the year, the Board of Directors reviewed the affairs of the subsidiaries. In accordance with Section 129(3) of the Act, we have prepared the *Consolidated financial statements* of the Company, which form part of this Integrated Annual Report. Further, a statement containing the salient features of the financial statements of our subsidiaries in the prescribed format AOC-1 is appended as *Annexure 1* to the *Board's report*. The statement also provides details of the performance and financial position of each of the subsidiaries, along with the changes that occurred, during fiscal 2024.

In accordance with Section 136 of the Act, the audited financial statements, including the consolidated financial statements and related information of the Company and audited accounts of its subsidiaries, are available on our website, at www.infosys.com.

3. Human resources management

Our employees are our most important assets. We are committed to hiring and retaining the best talent and being among the industry's leading employers. For this, we focus on promoting a collaborative, transparent and participative organization culture, and rewarding merit and sustained high performance. Our human resources management focuses on allowing our employees to develop their skills, grow in their career and navigate their next.

Resolution hubs

Infosys' goal has always been to create an open and safe workplace for every employee to feel empowered, irrespective of gender, sexual preferences, and other factors, and contribute to the best of their abilities. In keeping with this goal, we have an open-door policy. Employees can access different forums to raise workplace concerns. These include a well-established and robust grievance resolution mechanism comprising resolution hubs; Hearing Employees and Resolving (HEAR) for workplace-related issues and Anti-Sexual Harassment Initiative (ASHI) for sexual harassment complaints.

Resolution hubs adhere to the principles of natural justice, ensure confidentiality, and non-retaliation while addressing concerns. The concerns are handled with utmost sensitivity and are redressed in a timebound manner. A detailed investigation is conducted to ensure fairness and provide an opportunity to present facts and any material evidence pertaining to the grievance.

Our ASHI initiative has set an industry benchmark, being ranked first among 350+ companies that participated in an external survey on the best anti-sexual harassment initiatives in 2017, 2019-2023.

Infosys has constituted an Internal Committee (IC) in all the development centres of the Company in India to consider and resolve all sexual harassment complaints reported by women. The IC has been constituted as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, and the committee includes external members from non-governmental organizations or with relevant experience. Investigations are conducted and decisions made by the IC at the respective locations, and a senior woman employee is the presiding officer over every case. Half of the total members of the IC are women. The role of the IC is not restricted to mere redressal of complaints but also encompasses prevention and prohibition of sexual harassment. In the last few years, the IC has worked extensively on creating awareness on relevance of sexual harassment issues in the new normal by using new and

innovative measures to help employees understand the forms of sexual harassment while working remotely. The details of sexual harassment complaints that were filed, disposed of and pending during the financial year are provided in the *Business Responsibility and Sustainability Report* of this Integrated Annual Report.

Particulars of employees

The Company had 2,48,297 employees on a standalone basis and 3,17,240 employees on a consolidated basis as of March 31, 2024.

The percentage increase in remuneration, ratio of remuneration of each director and key managerial personnel (KMP) (as required under the Act) to the median of employees' remuneration, and the list of top 10 employees in terms of remuneration drawn, as required under Section 197(12) of the Act, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, form part of *Annexure 3* to this *Board's report*. The statement containing particulars of employees employed throughout the year and in receipt of remuneration of ₹1.02 crore or more per annum and employees employed for part of the year and in receipt of remuneration of ₹8.5 lakh or more per month, as required under Section 197(12) of the Act, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, is provided in a separate exhibit forming part of this report and is available on the website of the Company, at https://www.infosys.com/investors/reports-filings.html#sec. The Integrated Annual Report is being sent to the shareholders excluding the aforesaid exhibit. Shareholders interested in obtaining this information may access the same from the Company website. In accordance with Section 136 of the Act, this exhibit is available for inspection by shareholders through electronic mode.

Notes:

1. The employees mentioned in the aforesaid exhibit have / had permanent employment contracts with the Company.
2. The employees are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.
3. The details of employees posted outside India and in receipt of a remuneration of ₹60 lakh or more per annum or ₹5 lakh or more a month can be made available on specific request.

Employee stock options / Restricted Stock Units (RSUs)

The Company grants share-based benefits to eligible employees with a view to attracting and retaining the best talent, encouraging employees to align individual performances with the Company objectives, and promoting their increased participation in the growth of the Company.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to the approval by the shareholders at the AGM, the Board was authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (the Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of the quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one and a maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (not adjusted for bonus issue). These instruments will vest generally over a period of four years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares.

The total number of equity shares and American Depositary Receipts (ADRs) to be allotted to the employees of the Company and its subsidiaries under the 2015 Plan does not cumulatively exceed 1% of the issued capital. For the shares and ADRs issued under the 2019 Plan, the cumulative amount does not exceed 1.15% of the issued capital. The 2019 Plan and 2015 Plan are in compliance with SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, as amended from time to time, and there has been no material change to the plans during the fiscal.

The details of the 2019 Plan and 2015 Plan, including terms of reference, and the requirement specified under Regulation 14 of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, are available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/disclosures-pursuant-SEBI-regulations2024.pdf.

The details of the 2019 Plan and 2015 Plan form part of the Notes to accounts of the financial statements in this Integrated Annual Report.

4. Corporate governance

Our corporate governance philosophy

Our corporate governance practices are a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times. Corporate governance is about maximizing shareholder value legally, ethically and sustainably. At Infosys, the Board exercises its fiduciary

responsibilities in the widest sense of the term. Our disclosures seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our *Corporate governance report* for fiscal 2024 forms part of this Integrated Annual Report.

Board diversity

The Company recognizes and embraces the importance of a diverse Board in its success. We believe that a truly diverse Board will leverage differences in thought, perspective, regional and industry experience, cultural and geographical background, age, ethnicity, race, gender, knowledge and skills, including expertise in financial, diversity, global business, leadership, information technology, mergers and acquisitions, Board service and governance, sales and marketing, Environmental, Social and Governance (ESG), risk management and cybersecurity and other domains, which will ensure that Infosys retains its competitive advantage. The Board Diversity Policy adopted by the Board sets out its approach to diversity.

The policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf.

Additional details on Board diversity are available in the *Corporate governance report* that forms part of this Integrated Annual Report.

Number of meetings of the Board

The Board met six times during the financial year. The meeting details are provided in the *Corporate governance report* that forms part of this Integrated Annual Report. The maximum interval between any two meetings did not exceed 120 days, as prescribed by the Act.

Policy on directors' appointment and remuneration

The current policy is to have an appropriate mix of executive, non-executive and independent directors to maintain the independence of the Board and separate its functions of governance and management. As of March 31, 2024, the Board had nine members, consisting of an executive director, a non-executive and non-independent director and seven independent directors. Two of the independent directors of the Board are women. The details of Board and committee composition, tenure of directors, areas of expertise and other details are available in the *Corporate overview section* that forms part of this Integrated Annual Report.

The policy of the Company on directors' appointment and remuneration, including the criteria for determining qualifications, positive attributes, independence of a director and other matters, as required under sub-section (3) of Section 178 of the Act, is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

We affirm that the remuneration paid to the directors is as per the terms laid out in the Nomination and Remuneration Policy of the Company.

Declaration by Independent Directors

The Company has received necessary declaration from each independent director that he / she meets the criteria of independence laid down in Section 149(6), Code for independent directors of the Act and and Regulation 16(1)(b) of the Listing Regulations.

Board evaluation

The Nomination and Remuneration Committee engaged Egon Zehnder, external consultants, to conduct Board evaluation for the year. The evaluation of all the directors, committees, Chairman of the Board, and the Board as a whole, was conducted based on the criteria and framework adopted by the Board. The Board evaluation process was completed during fiscal 2024. The evaluation parameters and the process have been explained in the *Corporate governance report*.

Familiarization program for independent directors

All new independent directors inducted into the Board attend an orientation program. The details of the training and familiarization program are provided in the *Corporate governance report*. Further, at the time of the appointment of an independent director, the Company issues a formal letter of appointment outlining his / her role, function, duties and responsibilities. The format of the letter of appointment is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/appointment-independent-director.pdf.

Directors and Key Managerial Personnel (KMP)

Inductions

The shareholders, at the 42nd AGM held on June 28, 2023, approved the following:

a. Appointment of Helene Auriol Potier as Independent Director effective May 26, 2023 for a period of three (3) years till May 25, 2026.

b. Re-appointment of Bobby Parikh as Independent Director for a second term of five (5) years effective July 15, 2023 till July 14, 2028.

The shareholders, vide postal ballot concluded on February 20, 2024, approved the following:

a. Appointment of Nitin Paranjpe as Independent Director effective January 1, 2024, for a term of five (5) years till December 31, 2028.

b. Re-appointment of Chitra Nayak as Independent Director effective March 25, 2024 for a second term of three (3) years till March 24, 2027.

In the opinion of the Board, the Independent Directors appointed during the year possess requisite integrity, expertise, experience and proficiency.

Further the Board, at its meeting held on December 11, 2023, appointed Jayesh Sanghrajka as the Chief Financial Officer and KMP of the Company effective April 1, 2024.

Retirements and resignations

1. Uri Levine retired as Independent Director effective April 19, 2023 upon completion of his term. The Board placed on record its sincere appreciation for his contribution to the Company.
2. Nilanjan Roy resigned as the Chief Financial Officer and KMP of the Company effective March 31, 2024. The Board placed on record its sincere appreciation for his contribution to the Company.

Committees of the Board

As on March 31, 2024, the Board had six committees: Audit Committee, Corporate Social Responsibility Committee, Nomination and Remuneration Committee, Risk Management Committee, Stakeholders Relationship Committee and Environment, Social and Governance (ESG) Committee. All committees comprise only independent directors, one of whom is chosen as the chairperson of the committee.

A Cybersecurity Risk Sub-Committee of the Risk Management Committee has been constituted to assess and enhance preparedness to mitigate cybersecurity risks.

During the year, all recommendations made by the committees were approved by the Board.

A detailed note on the composition of the Board and its committees is provided in the *Corporate governance report*, which forms part of this Integrated Annual Report.

Cybersecurity

At Infosys, as our employees operate efficiently as a hybrid workforce, we continued to remain vigilant on the evolving cybersecurity threat landscape. In our endeavor to maintain a robust cybersecurity posture, the team has remained abreast of emerging cybersecurity events globally, to achieve higher compliance and its continued sustenance. We are certified against the Information Security Management System (ISMS) Standard ISO 27001:2022. Additionally, we have also been attested on SSAE 18 and ISAE 3402 SOC 1 and SOC 2 by an independent audit firm.

During the year, our focus on cybersecurity personnel training, reskilling, and building a security culture of collective onus, encouraging shift-left, enabling the developer community with dedicated courses and resource kits went ahead as planned, together with our overall initiatives on improving cybersecurity processes, technologies, and posture.

During the year ended March 31, 2024, Infosys McCamish Systems ("McCamish") engaged cybersecurity and other specialists to assist in its investigation of and response to its November 2023 cybersecurity incident and remediation and restoration of impacted applications and systems. For further details, refer to the *Risk management report* that forms part of the Integrated Annual Report.

Internal financial control and its adequacy

The Board has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, safeguarding of its assets, prevention and detection of fraud, error-reporting mechanisms, accuracy and completeness of the accounting records, and timely preparation of reliable financial disclosures. For more details, refer to the 'Internal control systems and their adequacy' section in the *Management's discussion and analysis*, which forms part of this Integrated Annual Report.

Annual return

In accordance with the Act, the annual return in the prescribed format is available at https://www.infosys.com/investors/reports-filings/documents/annual-returns-2023-24.pdf.

Secretarial standards

The Company complies with all applicable secretarial standards issued by the Institute of Company Secretaries of India.

Listing on stock exchanges

The Company's shares are listed on BSE Limited and the National Stock Exchange of India Limited, and its American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE).

Investor Education and Protection Fund (IEPF)

During the year, the Company transferred the unclaimed and un-encashed dividends of ₹2,50,32,727. Further, 27,634 corresponding shares on which dividends were unclaimed for seven consecutive years were transferred.

The details of the resultant benefits arising out of shares already transferred to the IEPF, year-wise amounts of unclaimed / un-encashed dividends lying in the unpaid dividend accounts up to the year, and the corresponding shares, which are liable to be transferred, are provided in *Corporate governance report* and are also available on our website, at www.infosys.com/IEPF. Details of shares / dividend transferred to IEPF can also be obtained by accessing https://www.iepf.gov.in/IEPFWebProject/SearchInvestorAction.do?method=gotoSearchInvestor\.

Members are requested to claim the dividend(s), which have remained unclaimed/unpaid, by sending a written request to the Company at investors@infosys.com or to the Company's Registrar and Transfer Agent KFin Technologies Ltd at einward.ris@kfintech.com or at their address at KFin Technologies Ltd, Selenium Tower B, Plot Nos. 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad - 500032. Members can find the details of Nodal Officer appointed by the Company under the provisions of IEPF and the details of unclaimed dividend and shares at https://www.infosys.com/investors/shareholder-services/unclaimed-dividend-shares.html.

Directors' responsibility statement

The financial statements are prepared in accordance with the Indian Accounting Standards (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments, which are measured at fair values, the provisions of the Act and guidelines issued by SEBI. The Ind AS are prescribed under Section 133 of the Act, read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter. Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The directors confirm that:

- In preparation of the annual accounts for the financial year ended March 31, 2024, the applicable accounting standards have been followed and there are no material departures.
- They have selected such accounting policies and applied them consistently, and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.
- They have taken proper and sufficient care towards the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
- They have prepared the annual accounts on a going concern basis.
- They have laid down internal financial controls, which are adequate and are operating effectively.
- They have devised proper systems to ensure compliance with the provisions of all applicable laws, and such systems are adequate and operating effectively.

5. Audit reports and auditors

Audit reports

The Auditors' Report for fiscal 2024 does not contain any qualification, reservation, or adverse remark. The report is enclosed with the financial statements in this Integrated Annual Report.

The Secretarial Auditors' Report for fiscal 2024 does not contain any qualification, reservation, or adverse remark. The Secretarial Auditors' Report is enclosed as *Annexure 5* to the *Board's report*, which forms part of this Integrated Annual Report.

The Auditor's Certificate confirming compliance with conditions of corporate governance as stipulated under the Listing Regulations, for fiscal 2024 is enclosed as *Annexure 4* to the *Board's report*, which forms part of this Integrated Annual Report.

The Secretarial Auditor's certificate on the implementation of share-based schemes in accordance with SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, will be made available at the AGM, electronically.

Auditors

Statutory auditor

Deloitte Haskins & Sells LLP, Chartered Accountants (Firm registration number 117366 W/W-100018) was appointed as the statutory auditors of the Company, to hold office for the second term of five consecutive years from the conclusion of the 41st AGM of the Company held on June 25, 2022, till the conclusion of the 46th AGM to be held in 2027, as required under Section 139 of the Act read with the Companies (Audit and Auditors) Rules, 2014.

Secretarial auditor

Makarand M. Joshi & Co., Company Secretaries, are appointed as secretarial auditor of the Company for fiscal 2025, as required under Section 204 of the Act and Rules thereunder.

Cost records and cost audit

Maintenance of cost records and requirement of cost audit as prescribed under the provisions of Section 148(1) of the Act are not applicable for the business activities carried out by the Company.

Reporting of frauds by auditors

During fiscal 2024, the statutory auditor and the secretarial auditor has not reported any instance of fraud committed in the Company by its officers or employees.

6. Corporate social responsibility (CSR)

Infosys has been an early adopter of CSR initiatives. The Company works primarily through the Infosys Foundation, towards supporting projects in the areas of education, healthcare, women empowerment, and environmental sustainability.

The Company's CSR Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf.

The annual report on our CSR activities is appended as *Annexure 6* to the *Board's report*. Infosys also undertakes CSR initiatives outside of India, in US, Australia, and across Europe. The initiatives in the US are carried out through Infosys Foundation USA. The said initiatives are over and above the statutory requirement.

The highlights of the initiatives undertaken by the Company, Infosys Foundation, and Infosys Foundation USA form part of this Integrated Annual Report.

Environmental, Social and Governance (ESG)

In October 2020, the Company launched its ESG Vision 2030. Our focus is steadfast on leveraging technology to battle climate change, water management and waste management. On the social front, the emphasis is on the development of people, especially in the areas of digital skilling, improving diversity and inclusion, facilitating employee wellness and experience, delivering technology for good and energizing the communities we work in. We are also redoubling our efforts to serve the interests of all our stakeholders, by leading through our core values and setting benchmarks in corporate governance.

The ESG Committee was constituted on April 14, 2021, to oversee matters related to organization-wide ESG initiatives, priorities, and leading ESG practices. The ESG Committee reports to the Board and meets every quarter to review progress on the ESG ambitions mentioned in our ESG Vision 2030.

Business Responsibility and Sustainability Report (BRSR)

In accordance with Regulation 34(2)(f) of the Listing Regulations, the BRSR forms part of this Integrated Annual Report. The report describes initiatives undertaken by the Company from an environmental, social and governance perspective. Further, SEBI vide its circular no. SEBI/HO/CFD/CFD-SEC-2/P/CIR/2023/122 dated July 12, 2023, updated the format of BRSR to incorporate BRSR core, a subset of BRSR, indicating specific Key Performance Indicators (KPIs) under nine ESG attributes, which are subject to mandatory reasonable assurance by an independent

assurance provider. In accordance with this requirement, the Company has appointed Deloitte Haskins & Sells LLP as the assurance provider.

In addition to this, we also publish a comprehensive ESG Report annually, based on the GRI standard 2021. The ESG Report is available at https://www.infosys.com/sustainability/documents/infosys-esg-report-2023-24.pdf. Deloitte Haskins & Sells LLP has also assured certain select indicators of the ESG report designed based on GRI standards.

7. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars, as prescribed under Section 134(3)(m) of the Act, read with the Companies (Accounts) Rules, 2014, are enclosed as *Annexure 7* to the *Board's report*, which forms part of this Integrated Annual Report.

8. Other disclosures and affirmations

Pursuant to the provisions of Companies (Accounts) Rules, 2014, the Company affirms that for the year ended on March 31, 2024:

a. There were no proceedings, either filed by the Company or against the Company, pending under the Insolvency and Bankruptcy Code, 2016, before the National Company Law Tribunal or any other court.

b. There was no instance of one-time settlement with any bank or financial institution.

c. Significant and material orders

There were no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and the Company's operations in future.

Acknowledgments

We thank our clients, vendors, investors, bankers, employee volunteers and trustees of Infosys Foundation, Infosys Foundation USA and Infosys Science Foundation for their continued support during the year. We place on record our appreciation for the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, co-operation and support.

We thank the governments of various countries where we have our operations. We thank the Government of India, particularly the Ministry of Labour and Employment, the Ministry of Environment and Forests, the Ministry of New and Renewable Energy, the Ministry of Communications, the Ministry of Electronics and Information Technology (Dept of IT), the Ministry of Commerce and Industry, the Ministry of Finance, the Ministry of Corporate Affairs, the Central Board of Direct Taxes, the Central Board of Indirect Taxes and Customs, GST authorities, the Reserve Bank of India, Securities and Exchange Board of India (SEBI), various departments under the state governments and union territories, the Software Technology Parks (STPs) / Special Economic Zones (SEZs) – Bengaluru, Bhubaneswar, Chandigarh, Chennai, Delhi, Coimbatore , Gurugram, Hubballi, Hyderabad, Indore, Jaipur, Kolkata, Mangaluru, Mohali, Mumbai, Mysuru, Nagpur, Noida, Pune, Thiruvananthapuram, Ahmedabad, Guwahati, Visakhapatnam – and other government agencies for their support, and look forward to their continued support in the future. We also thank the US federal government, the U.S. Securities and Exchange Commission, the Internal Revenue Service, and various state governments, especially those of Indiana, Rhode Island, Connecticut, Texas, Arizona and North Carolina.

for and on behalf of the Board of Directors

Bengaluru
April 18, 2024

Sd/-	Sd/-
D. Sundaram *Lead Independent Director* DIN: 00016304	**Salil Parekh** *Chief Executive Officer and Managing Director* DIN: 01876159

Annexure I – Statement containing the salient features of the financial statements of subsidiaries / associate companies / joint ventures

(Pursuant to first proviso to sub-section (3) of Section 129 of the Companies Act,2013, read with Rule 5 of the Companies (Accounts) Rules, 2014 - AOC -1)

(In ₹ crore, except % of shareholding and exchange rate)

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
1	Infosys BPM Limited [2]	India	Mar 31, 2024	NA	INR	34	3,323	5,324	1,967	1,334	7,892	1,045	246	799	100
2	Infosys Automotive and Mobility GmbH & Co. KG[2]	Germany	Dec 31, 2023	NA	1 EUR = ₹91.95	15	(924)	6,595	7,504	–	3,782	(465)	7	(472)	100
3	Infosys McCamish Systems LLC[3]	US	Dec 31, 2023	Dec 4, 2009	1 USD = ₹83.21	175	1,020	4,591	3,396	–	3,587	144	57	87	100
4	EdgeVerve Systems Limited (EdgeVerve)[2]	India	Mar 31, 2024	NA	INR	1,312	(98)	2,064	850	497	3,569	1,176	341	835	100
5	Infosys Public Services, Inc. USA (Infosys Public Services) [2]	US	Mar 31, 2024	NA	1 USD = ₹83.41	98	1,271	1,926	557	–	2,163	484	140	344	100
6	Infy Consulting Company Limited[4]	UK	Mar 31, 2024	NA	1 GBP = ₹105.03	135	119	884	630	–	2,157	97	22	75	100
7	Infosys Poland Sp. Z.o.o[3]	Poland	Mar 31, 2024	Oct 1, 2007	1 PLN = ₹20.90	4	1,014	1,498	480	114	1,255	170	36	134	100
8	Stater Nederland B.V.[5]	The Netherlands	Dec 31, 2023	NA	1 EUR = ₹91.95	8	85	284	191	–	1,226	3	1	2	75
9	WongDoody, Inc[2]	US	Dec 31, 2023	NA	1 USD = ₹83.21	1	360	492	131	–	1,022	84	13	71	100
10	Infosys Technologies (China) Co. Limited (Infosys China)[2]	China	Dec 31, 2023	NA	1 RMB = ₹11.67	368	150	926	408	–	1,009	108	5	103	100

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
11	Blue Acorn iCi Inc [6]	US	Dec 31, 2023	Oct 27, 2020	1 USD = ₹83.21	6	247	316	63	–	730	92	15	77	100
12	Infosys Compaz PTE Ltd[7]	Singapore	Mar 31, 2024	Nov 16, 2018	1 SGD = ₹61.74	13	196	445	236	–	700	80	14	66	60
13	Infosys Consulting AG[4]	Switzerland	Dec 31, 2023	NA	1 CHF = ₹99.02	1	244	485	240	–	696	188	33	155	100
14	Outbox systems Inc. dba Simplus (US)[6]	US	Jan 31, 2024	Mar 13, 2020	1 USD = ₹83.05	263	(157)	250	144	–	684	18	10	8	100
15	Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)[2]	Mexico	Dec 31, 2023	NA	1 MXN = ₹4.90	65	474	760	221	–	618	57	14	43	100
16	Infosys Consulting GmbH[4]	Germany	Dec 31, 2023	NA	1 EUR = ₹91.95	17	106	231	108	–	578	66	14	52	100
17	Infosys (Czech Republic) Limited s.r.o.[3]	Czech Republic	Mar 31, 2024	NA	1 CZK = ₹3.57	3	105	282	174	–	482	4	–	4	100
18	Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)[2]	China	Dec 31, 2023	NA	1 RMB = ₹11.67	1,004	(512)	846	354	–	428	(94)	–	(94)	100
19	Infosys Consulting Ltda.[2]	Brazil	Dec 31, 2023	NA	1 BRL = ₹17.13	421	(287)	327	193	–	419	29	2	27	100
20	Infosys Consulting S.R.L.[2][8]	Romania	Dec 31, 2023	NA	1 RON = ₹18.52	17	83	194	94	–	387	33	4	29	100
21	HIPUS Co., Ltd [7]	Japan	Mar 31, 2024	Apr 01, 2019	1 JPY = ₹0.55	32	96	1,446	1,318	–	361	46	15	31	81
22	Kaleidoscope Animations Inc [6]	US	Dec 31, 2023	Oct 9, 2020	1 USD = ₹83.21	–	144	181	37	–	358	46	2	44	100

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
23	Portland Group Pty Ltd [3]	Australia	Mar 31, 2024	Jan 4, 2012	1 AUD = ₹54.11	18	32	265	215	–	350	18	5	13	100
24	Panaya Ltd.[9]	Israel	Dec 31, 2023	NA	1 USD = ₹83.21	256	(604)	89	437	–	342	33	–	33	100
25	Fluido Oy[10]	Finland	Dec 31, 2023	Oct 11, 2018	1 EUR = ₹91.95	5	124	236	107	–	333	(4)	1	(5)	100
26	Infosys Technologies (Sweden) AB (Infosys Sweden)[2]	Sweden	Dec 31, 2023	NA	1 SEK = ₹8.29	2	166	265	97	–	293	54	12	42	100
27	Infosys Management Consulting Pty. Limited[4]	Australia	Dec 31, 2023	NA	1 AUD = ₹56.62	17	34	91	40	–	276	20	6	14	100
28	BASE life science A/S[10][11]	Denmark	Jun 30, 2023	Sep 1, 2022	1 DKK = ₹11.95	1	(14)	143	156	–	228	(72)	(16)	(56)	100
29	Stater Belgium N.V./S.A.[5][12]	Belgium	Dec 31, 2023	NA	1 EUR = ₹91.95	54	46	156	56	–	218	16	5	11	75
30	GuideVision, s.r.o.[13]	Czech Republic	Dec 31, 2023	Oct 1, 2020	1 CZK = ₹3.72	–	101	161	60	–	213	43	9	34	100
31	Infosys Luxembourg S.a.r.l[2]	Luxembourg	Mar 31, 2024	NA	1 EUR = ₹89.88	26	12	82	44	–	190	20	5	15	100
32	Stater N.V.[7]	The Netherlands	Dec 31, 2023	May 23, 2019	1 EUR = ₹91.95	38	373	784	373	–	186	81	(1)	82	75
33	Infosys Singapore Pte. Ltd.[2]	Singapore	Dec 31, 2023	NA	1 SGD = ₹63	2,886	80	4,710	1,744	–	173	51	30	21	100
34	Infosys (Malaysia) Sdn Bhd.[10]	Malaysia	Mar 31, 2024	Dec 14, 2021	1 MYR = ₹17.62	29	(14)	58	43	–	163	10	(3)	13	100
35	WongDoody GmbH *(formerly oddity Gmbh)* [14]	Germany	Dec 31, 2023	Apr 20, 2022	1 EUR = ₹91.95	–	67	183	116	–	162	5	2	3	100
36	Simplus Australia Pty Ltd[15]	Australia	Jan 31, 2024	NA	1 AUD = ₹54.67	18	(17)	51	50	–	149	14	–	14	100

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
37	Infosys Public Services Canada Inc.[16][17]	Canada	Mar 31, 2024	NA	1 CAD = ₹61.27	13	12	48	23	–	149	18	5	13	100
38	Fluido Sweden AB (Extero)[18]	Sweden	Dec 31, 2023	NA	1 SEK = ₹8.29	11	37	73	25	–	140	39	8	31	100
39	Infosys Fluido U.K., Ltd. [18]	UK	Dec 31, 2023	NA	1 GBP = ₹105.72	4	(19)	36	51	–	121	8	–	8	100
40	Infosys BPO Americas LLC[3]	US	Mar 31, 2024	NA	1 USD = ₹83.41	130	(54)	106	30	–	120	49	11	38	100
41	Infy Consulting B.V.[4]	The Netherlands	Dec 31, 2023	NA	1 EUR = ₹91.95	1	55	85	29	–	114	12	3	9	100
42	Infosys Chile SpA [2]	Chile	Dec 31, 2023	NA	1 CLP = ₹0.09	7	24	58	27	–	91	15	7	8	100
43	Simplus Philippines, Inc.[19]	Philippines	Jan 31, 2024	NA	1 PHP = ₹1.47	1	13	21	7	–	89	4	1	3	100
44	HypoCasso B.V.[5]	The Netherlands	Dec 31, 2023	NA	1 EUR = ₹91.95	8	13	39	18	–	86	14	4	10	75
45	Infosys Consulting SAS[4]	France	Dec 31, 2023	NA	1 EUR = ₹91.95	29	(15)	48	34	–	85	7	–	7	100
46	Panaya Inc. (Panaya) [2]	US	Dec 31, 2023	Mar 5, 2015	1 USD = ₹83.21	–	381	519	138	–	83	5	11	(6)	100
47	Infosys Middle East FZ LLC[10]	Dubai	Dec 31, 2023	Jan 01, 2018	1 AED = ₹22.66	1	(14)	41	54	–	81	2	–	2	100
48	BASE life science AG[20]	Switzerland	Jun 30, 2023	Sep 1, 2022	1 CHF = ₹91.02	1	39	66	26	–	79	29	4	25	100
49	Fluido Norway A/S [18]	Norway	Dec 31, 2023	NA	1 NOK = ₹8.18	–	52	71	19	–	65	19	4	15	100
50	Infosys Limited Bulgaria EOOD[2]	Bulgaria	Dec 31, 2023	NA	1 BGN = ₹47.03	2	4	17	11	–	59	4	1	3	100
51	Infosys Consulting (Belgium) NV[4]	Belgium	Dec 31, 2023	NA	1 EUR = ₹91.95	3	(7)	28	32	–	56	5	–	5	100

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
52	Fluido Denmark A/S [18]	Denmark	Dec 31, 2023	NA	1 DKK = ₹12.34	3	(16)	25	38	–	47	(19)	(4)	(15)	100
53	Infosys Business Solutions LLC[2]	Qatar	Dec 31, 2023	Feb 20 , 2022	1 QAR = 22.83	8	20	34	6	–	42	18	2	16	100
54	Infosys Green Forum[2]	India	Mar 31, 2024	NA	INR	1	298	342	43	–	38	6	–	6	100
55	BASE life science GmbH[20]	Germany	Jun 30, 2023	Sep 1, 2022	1 EUR = ₹88.98	–	1	16	15	–	31	–	–	–	100
56	BASE life science S.L. [20][21]	Spain	Jun 30, 2023	NA	1 EUR = ₹88.98	–	3	29	26	–	26	4	1	3	100
57	Infosys Consulting S.R.L.[2]	Argentina	Dec 31, 2023	NA	1 ARS = ₹0.10	8	(24)	11	27	–	43	9	19	(10)	100
58	BASE life science Ltd.[20]	UK	Jun 30, 2023	Sep 1, 2022	1 GBP = ₹103.66	–	9	15	6	–	22	9	3	6	100
59	GuideVision Magyarország Kft.[22]	Hungary	Dec 31, 2023	NA	1 HUF = ₹0.24	–	1	6	5	–	21	(1)	–	(1)	100
60	Infosys South Africa (Pty) Ltd[10]	South Africa	Dec 31, 2023	NA	1 ZAR = ₹4.49	8	–	16	8	–	20	(1)	(1)	–	100
61	GuideVision Polska SP. Z O.O.[22]	Poland	Dec 31, 2023	NA	1 PLN = ₹21.22	–	1	4	3	–	17	–	–	–	100
62	WongDoody d.o.o *(formerly Oddity Code d.o.o)* [25][23]	Serbia	Dec 31, 2023	Apr 20, 2022	1 RSD = 0.79	–	5	7	2	–	16	3	1	2	100
63	Danske IT and Support Services India Private Limited ("DIT") [2][24]	India	Mar 31, 2024	Sep 1, 2023	INR	–	79	82	3	–	367	63	9	54	100
64	Infosys Austria GmbH[2]	Austria	Dec 31, 2023	NA	1 EUR = ₹91.95	1	–	30	29	–	13	(2)	–	(2)	100

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
65	WongDoody limited (Taipei) *(formerly known as oddity Limited (Taipei))* [25]	Taiwan	Dec 31, 2023	Apr 20, 2022	1 TWD = 2.71	–	2	6	4	–	12	2	–	2	100
66	Panaya Germany GmbH[9][26]	Germany	Dec 31, 2023	NA	1 EUR = ₹91.95	–	(2)	14	16	–	12	–	(1)	1	100
67	GuideVision Suomi Oy[22]	Finland	Dec 31, 2023	NA	1 EUR = ₹91.95	–	1	3	2	–	11	(1)	–	(1)	100
68	Fluido Slovakia s.r.o[18]	Slovakia	Dec 31, 2023	NA	1 EUR = ₹91.95	1	6	8	1	–	10	1	–	1	100
69	Infosys Financial Services GmbH [10][27]	Germany	Dec 31, 2023	NA	1 EUR = ₹91.95	–	4	12	8	–	9	3	2	1	100
70	GuideVision Deutschland GmbH[22]	Germany	Dec 31, 2023	NA	1 EUR = ₹91.95	–	(7)	4	11	–	9	(7)	–	(7)	100
71	Infosys Fluido Ireland, Ltd.[28]	Ireland	Dec 31, 2023	NA	1 EUR = ₹91.95	1	3	5	1	–	8	2	–	2	100
72	BASE life science S.r.l.[20]	Itlay	Jun 30, 2023	Sep 1, 2022	1 EUR = ₹88.98	–	(1)	5	6	–	8	(1)	–	(1)	100
73	BASE life science S.A.S[20]	France	Jun 30, 2023	Sep 1, 2022	1 EUR = ₹88.98	–	–	10	10	–	8	–	–	–	100
74	WongDoody (Shanghai) Co. Limited *(formerly oddity (Shanghai) Co.,Ltd.)*[25]	China	Dec 31, 2023	Apr 20, 2022	1 RMB = ₹11.67	1	4	7	2	–	7	1	–	1	100
75	GuideVision UK Ltd[22][29]	UK	Dec 31, 2023	NA	1 GBP = ₹105.72	–	2	3	1	–	6	–	–	–	100
76	Infosys Norway A/S[10][30]	Norway	Dec 31, 2023	NA	1 NOK = ₹8.18	2	(1)	12	11	–	4	(1)	–	(1)	100
77	Stater Gmbh[5]	Germany	Dec 31, 2023	NA	1 EUR = ₹91.95	–	(24)	3	27	–	2	(17)	–	(17)	75

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
78	Stater XXL B.V.[5]	The Netherlands	Dec 31, 2023	NA	1 EUR = ₹91.95	–	–	2	2	–	1	–	–	–	75
79	BASE life science Inc.[20]	US	Jun 30, 2023	Sep 1, 2022	1 USD = ₹82.04	–	–	1	1	–	1	–	–	–	100
80	Infosys Nova Holdings LLC. (Infosys Nova)[2]	US	Dec 31, 2023	NA	1 USD = ₹83.21	2,766	7	2,777	4	–	–	(1)	–	(1)	100
81	Infosys Consulting Holding AG[2]	Switzerland	Dec 31, 2023	Oct 22, 2012	1 CHF = ₹99.02	162	426	623	35	–	–	45	2	43	100
82	Infosys Arabia Limited[31][29]	Saudi Arabia	Dec 31, 2023	NA	1 SAR = ₹22.19	3	1	4	–	–	–	–	–	–	70
83	Infosys Germany Holding Gmbh[2]	Germany	Dec 31, 2023	NA	1 EUR = ₹91.95	2	–	2	–	–	–	–	–	–	100
84	Infosys Germany GmbH [10]	Germany	Dec 31, 2023	Mar 22, 2022	1 EUR = ₹91.95	–	(119)	337	456	–	–	(54)	–	(54)	100
85	Brilliant Basics Limited[32][29]	UK	Mar 31, 2024	NA	1 GBP = ₹105.03	–	1	1	–	–	–	–	–	–	100
86	Skava Systems Pvt. Ltd. (Skava Systems)[2][29]	India	Mar 31, 2024	Jun 2, 2015	INR	–	3	3	–	–	–	–	(1)	1	100
87	Brilliant Basics Holdings Limited[2][29]	UK	Mar 31, 2024	Sep 8, 2017	1 GBP = ₹105.03	–	66	66	–	–	–	1	–	1	100
88	Infosys Turkey Bilgi Teknolojileri Limited Sirketi[2]	Turkey	Dec 31, 2023	NA	1 TRY = ₹2.82	47	(42)	115	110	–	(10)	19	–	19	100
89	Infosys BPM UK Limited[3]	UK	Mar 31, 2024	NA	1 GBP= ₹105.03	1	–	1	–	–	–	–	–	–	100
90	Simplus ANZ Pty Ltd.[19]	Australia	Jan 31, 2024	NA	1 AUD = ₹54.67	–	–	–	–	–	–	–	–	–	100
91	Innovisor Inc.[20]	US	Jun 30, 2023	Sep 1, 2022	1 USD = ₹82.04	–	–	–	–	–	–	–	–	–	100

(1) Converted at monthly average exchange rates

(2) Wholly-owned subsidiary of Infosys Limited

(3) Wholly-owned subsidiary of Infosys BPM Limited

(4) Wholly-owned subsidiary of Infosys Consulting Holding AG

(5) Wholly-owned subsidiary of Stater N.V

(6) Wholly-owned subsidiary of Infosys Nova Holdings LLC

(7) Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd)*

(8) Infosys Consulting S.R.L. (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022

(9) Wholly-owned subsidiary of Panaya Inc.

(10) Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*

(11) On September 1, 2022, Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)* (a Wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S.

(12) On November 24, 2023 Stater Participations B.V (a Wholly-owned subsidiary of Stater N.V.) merged with Stater N.V and Stater Belgium N.V./S.A, which was formerly a wholly-owned subsidiary of Stater Participations B.V. became a wholly-owned subsidiary of Stater N.V.

(13) Wholly-owned subsidiary of Infy Consulting Company Limited

(14) On April 20, 2022, Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))* (a wholly-owned subsidiary of Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)*) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, Oddity waves GmbH, oddity group services GmbH, oddity code GmbH and WongDoody Gmbh *(formerly known as oddity GmbH)*

(15) Wholly-owned subsidiary of Simplus ANZ Pty Ltd

(16) Wholly-owned subsidiary of Infosys Public Services, Inc.

(17) Incorporated on July 8, 2022

(18) Wholly-owned subsidiary of Fluido Oy

(19) Wholly-owned subsidiary of Outbox systems Inc. dba Simplus (US)

(20) Wholly-owned subsidiary of BASE life science A/S

(21) Incorporated on September 6, 2022

(22) Wholly-owned subsidiary of GuideVision s.r.o.

(23) On September 29, 2023, Oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o, which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of WongDoody Gmbh *(formerly known as oddity GmbH)*

(24) On September 1, 2023 Infosys Limited acquired 100% of voting interests in Danske IT and Support Services India Private Limited (Danske IT).Danske IT renamed as Idunn Information Technology Private Limited from April 1, 2024.

(25) Wholly-owned subsidiary of Wongdoody Gmbh *(formerly known as oddity GmbH)*

(26) Incorporated effective December 15, 2022

(27) Infosys Financial Services GmbH. *(formerly Panaya GmbH)* became a wholly-owned subsidiary of Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)* with effect from February 23, 2023.

(28) Wholly-owned subsidiary of Infosys Fluido UK, Ltd.

(29) Under liquidation

(30) Incorporated effective September 22, 2022.

(31) Majority-owned and controlled subsidiary of Infosys Limited

(32) Wholly-owned subsidiary of Brilliant Basics Holding Limited.

Notes :

1. Investments exclude investments in subsidiaries
2. Proposed dividend from any of the subsidiaries is nil except for Infosys BPM Limited and EdgeVerve, which proposed a final dividend of ₹1,33,000 per equity share (₹10,000 par value) and ₹4.00 per equity share (₹10 par value) subject to approval of shareholders in ensuing Annual General Meeting of the Company.
3. Reserve and Surplus includes other comprehensive income and securities premium.

for and on behalf of the Board of Directors of Infosys Limited

D. Sundaram
Lead Independent Director
DIN: 00016304

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 18, 2024

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. ACS 21918

Annexure 2 – Particulars of contracts / arrangements made with related parties

*[Pursuant to Clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013,
and Rule 8(2) of the Companies (Accounts) Rules, 2014 – AOC-2]*

This Form pertains to the disclosure of particulars of contracts / arrangements entered into by the Company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013, including certain arm's length transactions under third proviso thereto.

Details of contracts or arrangements or transactions not at arm's length basis

There were no contracts or arrangements or transactions entered into during the year ended March 31, 2024, which were not at arm's length basis.

Details of material contracts or arrangement or transactions at arm's length basis

There were no material contracts or arrangements or transactions entered into during the year ended March 31, 2024.

for and on behalf of the Board of Directors

Sd/-	Sd/-
D. Sundaram	**Salil Parekh**
Lead Independent Director	*Chief Executive Officer and Managing Director*
DIN: 00016304	DIN: 01876159

Bengaluru
April 18, 2024

Annexure 3 – Particulars of employees

We are a leading provider of consulting, technology, outsourcing, and next-generation digital services. We enable clients across 56 countries to outperform their competition and stay ahead on the innovation curve. The remuneration and perquisites provided to our employees, including that of the Management, are on par with industry benchmarks. The nomination and remuneration committee continuously reviews the compensation of the CEO and other Senior Management Personnel (SMP) to align both the short-term and long-term business objectives of the Company and to link compensation with the achievement of goals.

The details of remuneration to directors, KMP and other employees are in compliance with Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014. In accordance with the requirements, tables 3(a) and 3(b) include the perquisite value of stock incentives at the time of their exercise and do not include the value of the stock incentives at the time of grant.

The change in remuneration in fiscal 2024 as compared to fiscal 2023 is primarily on account of change in perquisite value of stock incentives granted in previous years and exercised during the year. The change in perquisite value of stock incentives exercised during the year also includes the impact of number of units exercised.

Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

3(a) Remuneration details of directors and KMP

Name	Director Identification Number (DIN)	Title	% increase of remuneration in fiscal 2024 as compared to fiscal 2023 (1)	Ratio of remuneration to MRE (1)	% increase of remuneration in fiscal 2024 as compared to fiscal 2023 (excluding perquisite value of stock incentives exercised during the year)	Ratio of remuneration to MRE (excluding perquisite value of stock incentives exercised during the year)	No. of RSUs granted in fiscal 2024
Nandan M. Nilekani(2)	00041245	Non-executive and Non-independent Chairman	–	–	–	–	–
D. Sundaram	00016304	Independent Director	5	29	5	29	–
Michael Gibbs	08177291	Independent Director	17	31	17	31	–
Uri Levine(3)	08733837	Independent Director	NA	NA	NA	NA	–
Bobby Parikh	00019437	Independent Director	10	23	10	23	–
Chitra Nayak	09101763	Independent Director	6	28	6	28	–
Govind Iyer	00169343	Independent Director	NA	24	NA	24	–
Helene Auriol Potier(4)	10166891	Independent Director	NA	NA	NA	NA	–
Nitin Paranjpe(5)	00045204	Independent Director	NA	NA	NA	NA	–
Salil Parekh(6)	01876159	Chief Executive Officer and Managing Director	17	677	5	279	4,23,207
Nilanjan Roy(7)	NA	Chief Financial Officer	1	110	(8)	47	55,114
A.G.S. Manikantha(8)	NA	Company Secretary	-	15	5	11	5,980

MRE – Median Remuneration of Employees

Notes:

The remuneration details in the above table pertain to directors and KMP as required under the Companies Act, 2013. The table above additionally includes the % increase in remuneration and ratio of remuneration to MRE, excluding perquisite value of stock incentives exercised during the year.

The details in the above table are on accrual basis.

The % increase of remuneration is provided only for those directors and KMP, who have drawn remuneration from the Company for full fiscal 2024 and full fiscal 2023. The ratio of remuneration to MRE is provided only for those directors and KMP who have drawn remuneration from the Company for the full fiscal 2024.

The change in remuneration in fiscal 2024 as compared to fiscal 2023 is primarily on account of change in perquisite value of stock incentives granted in previous years and exercised during the year.

(1) Remuneration to KMP includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2024 is mentioned in the above table. Independent Directors are not entitled to any stock incentives.

(2) Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(3) Uri Levine retired as an Independent Director effective April 19, 2023.

(4) Helene Auriol Potier appointed as an Independent Director effective May 26, 2023.

(5) Nitin Paranjpe appointed as an Independent Director effective January 1, 2024.

(6) a) Remuneration includes ₹39.03 crore pertaining to exercise of 2,58,636 Restricted Stock Units (RSUs) under the 2015 Plan and 32,447 RSUs under the 2019 Plan during fiscal 2024.

b) On the recommendation of the Nomination and Remuneration Committee and as approved by the shareholders, in accordance with the terms of his employment agreement effective July 1, 2022, the Board approved

i) the grant of 2,72,026 performance-based RSUs under the 2015 Plan effective May 2, 2023. These will vest based on the achievement of certain performance targets.

ii) the grant of 15,656 performance-based RSUs under the 2015 Plan effective May 2, 2023. These will vest based on the achievement of certain environment, social and governance milestones as determined by the Board.

iii) the grant of 39,140 performance-based RSUs under the 2015 Plan effective May 2, 2023. These will vest based on the achievement of the Company's performance on cumulative relative TSR over the years and as determined by the Board

iv) the grant of 18,104 annual time-based RSUs for fiscal 2024 under the 2015 Plan effective February 1, 2024.

v) the grant of 78,281 performance-based RSUs for fiscal 2024 under the 2019 Plan effective May 2, 2023. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the employment agreement.

(7) a) Remuneration includes ₹6.17 crore on account of exercise of 28,108 RSUs under the 2015 Plan and 15,834 RSUs under the 2019 Plan during fiscal 2024.

b) On the recommendations of the nomination and remuneration committee, the Board approved

i) the grant of 6,774 performance-based RSUs under the 2015 Plan effective May 2, 2023

ii) the grant of 34,320 time-based RSUs under the 2015 Plan effective November 1, 2023

iii) the grant of 14,020 performance-based RSUs under the 2019 Plan effective November 1, 2023.

c) Nilanjan Roy resigned as Chief Financial Officer of the Company effective March 31, 2024.

(8) a) Remuneration includes ₹0.4 crore on account of exercise of 342 RSUs under the 2015 Plan and 2,767 RSUs under the 2019 Plan during fiscal 2024.

b) On the recommendations of the Nomination and Remuneration Committee, the Board approved the grant of 4,080 RSUs under the 2015 Plan and 1,900 performance-based RSUs under the 2019 Plan effective February 1, 2024 each. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

The MRE was ₹9,77,868 and ₹9,00,012 in fiscal 2024 and fiscal 2023, respectively. The increase in MRE in fiscal 2024, as compared to fiscal 2023, is 8.65%.

The average annual increase in the salaries of employees was 9% in India after accounting for promotions and other event-based compensation revisions for employees covered as part of rewards program. Employees outside India received a wage increase in line with the market trends in the respective countries.

3(b) Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Top 10 employees in terms of remuneration drawn during the year

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Location	Remuneration in fiscal 2024 (In ₹) [1]	No. of RSUs granted in fiscal 2024 [2]	Previous employment and designation
Salil Parekh	CEO & MD	B.Tech, ME	59	36	Jan 2, 2018	India	66,24,58,285[3]	4,23,207	Capgemini, Director General
Martha King	Chief Client Officer	BS	60	39	Oct 12, 2020	US	36,51,59,818[4]*	1,00,109	Vanguard, Managing Director
Frank Satterthwaite	Senior Vice President – Delivery, FSHIL	BS, MBA	61	34	Oct 12, 2020	US	14,92,40,258[5]*	58,594	Vanguard, Principal
Karmesh Gul Vaswani	Segment Head – CPG, Logistics & Retail	BE	52	31	Mar 3, 2003	UK	13,16,33,676[6]	1,31,280	Accenture, Senior Manager
Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	BA LLB, LLM	59	33	Jul 3, 2017	US	12,63,69,723[7]	1,17,000	Wipro, Senior Vice President and General Counsel
Anand Swaminathan	Segment Head – Communication, Media and Technology	ACS, AICWA, MS	52	32	Apr 26, 1999	US	12,48,18,736[8]	1,06,160	Rane Brake Linings Limited, Manager Information Technology
Kathy Fuertes	Vice President, Technology	BS, AS - Computer Science	59	27	Oct 12, 2020	US	11,92,55,687[9]*	3,219	Vanguard, Principal – Head of Information Technology for Institutional Investor Group
Ruchir Budhwar	Industry Head – Manufacturing	BE, Master in International Business	48	26	Sep 6, 1999	Germany	11,66,71,275[10]*	63,380	Sumitomo Corp. India Private Limited, Executive/ Assistant Manager
David Wilson	Head – Partner Ecosystem	BS	56	25	Jul 30, 2018	US	11,37,69,947[11]	39,140	IBM, Vice President – Business Partner
Umashankar Lakshmipathy	Service Offering Head	BE	55	35	Jun 7, 2010	UK	10,81,74,483[12]*	62,720	Wipro, General Manager – Technology Infrastructure Services

Notes: The details in the above table are on accrual basis for better comparability with the KMP remuneration disclosures included in other sections of this Annual Report.

The aforementioned employees have / had permanent employment contracts with the Company.

Employees mentioned above are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Clause (iii) of sub-rule (2) of Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.

For employees based overseas, average exchange rates have been used for conversion to INR.

(1) Includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961 or relevant overseas tax regulations as applicable. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2024 is included in the table above.

(2) Includes equity-settled and cash-settled RSUs issued at par under the 2015 and 2019 Plans.

(3) Remuneration includes ₹39.03 crore on account of exercise of 2,58,636 RSUs under the 2015 Plan and 32,447 RSUs under the 2019 Plan during fiscal 2024.

(4) Remuneration includes ₹6.44 crore on account of exercise of 32,099 RSUs under the 2015 Plan and 9,977 RSUs under the 2019 Plan during fiscal 2024.

(5) Remuneration includes ₹2.03 crore on account of exercise of 9,325 RSUs under the 2015 Plan and 3,676 RSUs under the 2019 Plan during fiscal 2024.

(6) Remuneration includes ₹3.56 crore on account of exercise of 12,470 RSUs under the 2015 Plan and 12,249 RSUs under the 2019 Plan during fiscal 2024.

(7) Remuneration includes ₹3.59 crore on account of exercise of 12,075 RSUs under the 2015 Plan and 13,499 RSUs under the 2019 Plan during fiscal 2024.

(8) Remuneration includes ₹5.76 crore on account of exercise of 23,419 RSUs under the 2015 Plan and 16,334 RSUs under the 2019 Plan during fiscal 2024.

(9) Remuneration includes ₹0.77 crore on account of exercise of 2,834 RSUs under the 2015 Plan and 2,198 RSUs under the 2019 Plan during fiscal 2024.

(10) Remuneration includes ₹2.97 crore on account of exercise of 8,996 RSUs under the 2015 Plan and 11,033 RSUs under the 2019 Plan during fiscal 2024.

(11) Remuneration includes ₹5.54 crore on account of exercise of 27,773 RSUs under the 2015 Plan and 9,499 RSUs under the 2019 Plan during fiscal 2024.

(12) Remuneration includes ₹3.19 crore on account of exercise of 11,309 RSUs under the 2015 Plan and 10,366 RSUs under the 2019 Plan during fiscal 2024.

* Remuneration includes special bonus.

Annexure 4: Independent Auditor's certificate on corporate governance

REF:IL/2024-25/001

INDEPENDENT AUDITOR'S CERTIFICATE

TO THE MEMBERS OF INFOSYS LIMITED

CERTIFICATE ON CORPORATE GOVERNANCE

1. This certificate is issued in accordance with the terms of our engagement letter reference no. IL/2023-24/23 dated July 19, 2023.
2. We, Deloitte Haskins & Sells LLP, Chartered Accountants, the Statutory Auditors of Infosys Limited ("the Company"), have examined the compliance of conditions of Corporate Governance by the Company, for the year ended on March 31, 2024, as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations").

Managements' Responsibility

3. The compliance of conditions of Corporate Governance is the responsibility of the Management. This responsibility includes the design, implementation and maintenance of internal control and procedures to ensure the compliance with the conditions of the Corporate Governance stipulated in Listing Regulations.

Auditor's Responsibility

4. Our responsibility is limited to examining the procedures and implementation thereof, adopted by the Company for ensuring compliance with the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.
5. We have examined the books of account and other relevant records and documents maintained by the Company for the purposes of providing reasonable assurance on the compliance with Corporate Governance requirements by the Company.
6. We have carried out an examination of the relevant records of the Company in accordance with the Guidance Note on Certification of Corporate Governance issued by the Institute of the Chartered Accountants of India (the ICAI), the Standards on Auditing specified under Section 143(10) of the Companies Act 2013, in so far as applicable for the purpose of this certificate and as per the Guidance Note on Reports or Certificates for Special Purposes issued by the ICAI which requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.
7. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

8. Based on our examination of the relevant records and according to the information and explanations provided to us and the representations provided by the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the Listing Regulations during the year ended March 31, 2024.
9. We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For **DELOITTE HASKINS & SELLS LLP**
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sd/-

Sanjiv V. Pilgaonkar
Partner
(Membership No. 039826)
UDIN: 24039826BKCODN8839

Place: Bengaluru
Date: April 18, 2024

Annexure 5 – Secretarial audit report for the financial year ended March 31, 2024
Form No. MR-3

[Pursuant to section 204(1) of the Companies Act, 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,
The Members,
Infosys Limited
Electronics City, Hosur Road
Bengaluru-560100, Karnataka, India

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by Infosys Limited ("the Company"). The Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon.

Auditor's responsibility

Our responsibility is to express an opinion on the compliance of the applicable laws and maintenance of records based on audit. We have conducted the audit in accordance with the applicable Auditing Standards issued by The Institute of Company Secretaries of India. The Auditing Standards require that the Auditor shall comply with statutory and regulatory requirements and plan and perform the audit to obtain reasonable assurance about compliance with applicable laws and maintenance of records.

Based on our verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period from April 01, 2023 to March 31, 2024 ("the audit period") complied with the statutory provisions listed hereunder and also that the Company has proper Board processes and compliance mechanisms in place to the extent and in the manner reporting made hereinafter:

(i) The Companies Act, 2013 ("the Act") and the rules made thereunder;

(ii) The Securities Contracts (Regulation) Act, 1956 and the rules made thereunder;

(iii) The Depositories Act, 1996 and the Regulations and bye-laws framed there under;

(iv) Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment (**External Commercial Borrowings are not applicable to the Company during the Audit Period);**

(v) The following regulations and guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ("the SEBI Act"): -

a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018; (**Not applicable to the Company during the audit period**)

d) The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

e) The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021; (**Not applicable to the Company during the audit period**)

f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;

g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021; (**Not applicable to the Company during the audit period**) and

h) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018. (**Not applicable to the Company during the audit period**)

We have also examined compliance with the applicable clauses of the following:

(i) Secretarial Standards issued by The Institute of Company Secretaries of India.

(ii) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and amendments made thereunder ("Listing Regulations").

We further report that, with regard to the compliance system prevailing in the Company and on the examination of the relevant documents and records in pursuance thereof, on test-check basis, the Company has generally complied with the following laws applicable specifically to the Company:

- The Special Economic Zones Act, 2005 and the rules made thereunder; and
- Software Technology Parks of India Rules and Regulations

During the audit period, the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines and Standards etc. made thereunder.

We further report that

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors, and Independent Directors. The changes in the composition of the Board of Directors that took place during the audit period were carried out in compliance with the provisions of the Act and Listing Regulations.

Adequate notice was given to all directors to schedule Board meetings, agenda and detailed notes on agenda were sent at least seven days in advance (a few meetings were convened at shorter notice for which necessary approvals were obtained as per applicable provisions). A system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All decisions at Board meetings and Committee meetings are carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committees of the Board, as the case may be.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations, and guidelines.

We further report that during the audit period,

- The Company has issued and allotted 6,11,715 Equity Shares of face value of ₹5/- each pursuant to 2015 Stock Incentive Compensation Plan and 16,95,705 Equity Shares of face value of ₹5/- each pursuant the Infosys Expanded Stock Ownership Program 2019.
- The Company has acquired 100% of the share capital of Idunn Information Technology Private Limited (Formerly knows as Danske IT and Support Services India Private Limited) followed by a business transfer agreement.
- The Company has approved acquisition of 100% of equity shares of M/s. InSemi Technology Services Private Limited.

For Makarand M. Joshi & Co.
Company Secretaries

Sd/-

Makarand M. Joshi
Partner
FCS: 5533
CP: 3662
PR: 640/2019
UDIN: F005533F000164010

Place: Mumbai
Date: April 18, 2024

This report is to be read with Annexure A which forms an integral part of this report.

Annexure A

To,
The Members,
Infosys Limited
Electronics City, Hosur Road
Bengaluru-560100, Karnataka, India

Our report of even date is to be read along with this letter.

1. Maintenance of secretarial record is the responsibility of the Management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.
2. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that accurate facts are reflected in secretarial records. We believe that the processes and practices we followed provide a reasonable basis for our opinion.
3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the company.
4. Wherever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc.
5. The compliance of the provisions of corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedures on test basis.
6. The Secretarial Audit report is neither an assurance of the future viability of the Company nor of the efficacy or effectiveness with which the Management has conducted the affairs of the Company.

For Makarand M. Joshi & Co.
Company Secretaries

Sd/-

Makarand M. Joshi
Partner
FCS: 5533
CP: 3662
PR: 640/2019
UDIN: F005533F000164010

Place: Mumbai
Date: April 18, 2024

Annexure 6 – Annual report on CSR activities

[Pursuant to Section 135 of the Companies Act, 2013 read with Companies (Corporate Social Responsibility Policy) Rules, 2014, as amended.]

1. Brief outline on CSR Policy of the Company:

Over the years, we have been focusing on sustainable business practices encompassing economic, environmental and social imperatives that not only cover business, but also the communities around us. Our Corporate Social Responsibility ("CSR") encompasses holistic community development and institution building, while shaping and sharing solutions that serve the development of businesses and communities. Infosys' CSR Policy aims to contribute to the sustainable development of society and the environment, and to make our planet more livable for future generations. Infosys' CSR activities provide a dedicated approach to community development in the areas of Education, Malnutrition and Health, Empowerment of Women, Environmental Sustainability, Gender Equality, Hunger, Poverty, Rural Development, National Heritage, Art and Culture & Disaster Management. We contribute to serve the development of people by shaping their future with meaningful opportunities, thereby, accelerating the sustainable development of society while preserving the environment, and making our planet a better place today and for future generations.

CSR activities

Infosys Limited ("Infosys" or "the Company") has been an early adopter of CSR initiatives. Infosys undertakes CSR initiatives both directly as well as through Infosys Foundation ("the Foundation"). The Foundation was established in 1996 with a vision to boosting our CSR initiatives. This was long before the Companies Act, 2013 mandated CSR activities to be undertaken by the Company.

Key highlights of the activities during the year are listed below:

- Support the rapid operationalization of Advance Mother and Child Center by providing high-quality medical equipment at PGIMER Chandigarh.
- Infosys Springboard, a digital literacy program powered by our tech platform that enables students to learn core digital skills, life skills and become lifelong learners.
- Support rapid operationalization of mother and child block at the All-India Institute of Medical Sciences (AIIMS) through provision of medical equipment.
- STEM labs, online courses and scholarships to meritorious students in partnership with Ramakrishna Mission schools across the country;
- Rejuvenation of lakes in Bengaluru city and surrounding areas;
- Supporting Cardiac Obstetric Centre with advanced medical equipment for the upcoming Mother and Child Hospital at Madras Medical College, Chennai;
- Establishment of the mother and child care unit with infrastructure and procurement of medical and non-medical equipment for the gynecology, obstetrics and pediatric departments of the hospital by the Sai Aashraya Trust.
- Tie-up with L V Prasad Eye Institute, Hyderabad; launched SightConnect app developed by the TechForGood team in the first phase.

2. Composition of CSR Committee:

Sl. No.	Name of the director	Designation / Nature of directorship	Number of meetings of CSR Committee held during the year	Number of meetings of CSR Committee attended during the year
1	Govind Iyer	Chairperson	4	4
2	Chitra Nayak	Member	4	4
3	Uri Levine(1)	Member	1	1
4	Michael Gibbs(2)	Member	3	3

(1) Ceased to be a member of the Committee due to retirement as Independent director effective April 19, 2023

(2) Appointed as a member of the Committee effective April 20, 2023

3. Web link(s) for composition of CSR Committee, CSR policy and CSR projects approved by the Board.

- The composition of the CSR Committee is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/committee-composition.pdf.
- The Committee, with the approval of the Board, has adopted the CSR Policy as required under Section 135 of the Companies Act, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf.
- The Company has also adopted the CSR Committee charter, which is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf.
- The Board, based on the recommendation of the CSR Committee, at its meeting held on April 18, 2024, has approved the annual action plan / projects for fiscal 2025, the details of which are available on our website, at https://www.infosys.com/investors/reports-filings/documents/csr-projects2024-25.pdf.

4. Executive summary and web link(s) of Impact Assessment reports

The Company has been implementing various CSR projects for holistic community development and institution building to serve the enrichment and evolution of businesses and communities. For fiscal 2024, the Company has engaged an external agency to provide support and assistance for an independent review and impact assessment.

Methodology:

In order to assess the impact of its CSR projects, a mixed-method approach was deployed which involved either one of or both the quantitative and qualitative research tools (as relevant) for primary data collection. Using these tools, the team conducted interactions (virtual and on-field) with the project beneficiaries and other relevant stakeholders. Post data collection and analysis, the key insights and findings were collated in the form of a consolidated report for the Management's consideration. This study was guided by the Inclusiveness, Relevance, Effectiveness, Convergence and Sustainability (IRECS) Framework which was used to provide overall feedback on the efficacy of implementation as well, as its efficiency in terms of achievement of the desired project outputs with reference to inputs.

Summary:

Projects undertaken for impact assessment in the current year cover the broad areas of education, healthcare, women empowerment, sustainability and art & culture as described below. The 13 projects qualifying for impact assessment covers a total of around 23 lakh beneficiaries across various states in India. These projects align with the ESG framework and support 10 of the UN SDG goals.



Theme 1: Education

Impact : Emphasis on Digital education and easy access to the online learning content ensured a positive impact on the students academic performance and a reduction in the drop out rates.

Sl. No.	Overview of CSR project under assessment	Project location	Implementation mechanism
1.	VidyaGanga – a digital school program, that aims to ensure continuity of learning for rural students	9 states across the country	eVidyaloka Trust (Implementation partner)
2.	Kai Hididu Nadesennanu – a digital education program to ensure improve learning outcomes	23 districts across Karnataka	Yuva Brigade (Implementation partner)
3.	Provision of tablets for 10th and 12th standard students to ensure continuity and performance in their studies	38 districts across Karnataka, Tamil Nadu, and Puducherry	Dhwani Foundation (Implementation partner)

Theme 2: Healthcare

Impact : Immediate COVID response enhanced the hospital's capabilities to effectively meet the surging demand of patients and the equipments provided quality treatment to the patients with respiratory distress.

Sl. No.	Overview of CSR project under assessment	Project location	Implementation mechanism
1.	COVID-19 support to Gandhi Hospital – critical medical equipment support	Secunderabad, Telangana	Self-implementation
2.	COVID-19 support to Chinmaya Mission Hospital – critical medical equipment support	Bengaluru, Karnataka	Self-implementation

Theme 3: Women empowerment

Impact : The projects aided improved performance in academics, enabled financial independence, reduced expenses on healthcare, ensured participation in community activities and also contributed to the reduction of child labor, child marriage and the Devadasi System.

Sl. No.	Overview of CSR project under assessment	**Project location**	**Implementation mechanism**
1.	Construction of girls' hostel building at IIIT Dharwad campus – providing modern residential facility	Dharwad, Karnataka	Self-implementation
2.	Construction of multipurpose hall for 200 girls – at Shakthidhama women rehabilitation center	Mysuru, Karnataka	Self-implementation

Sl. No.	Overview of CSR project under assessment	Project location	Implementation mechanism
3.	**Rajya Mahila Okoota (RMO) and Grakoos** – to uplift the under-served and marginalised communities	Raichur and Yadgir districts, Karnataka and Mahabubnagar, Telangana	Khushi Trust (Implementation partner)
4.	**Holistic village development by community participation** – to solve community issues and attain sustainable village development	Jhabua and Alirajpur districts, Madhya Pradesh	Shivganga Samagra Gram Vikas Parishad (Implementation partner)

Theme 4: Sustainability

Impact: Improved cook stove projects reported reduction in waste generation, cooking time, indoor air pollution and associated health hazards. Women have been empowered through engagement in social activities within their community.

Sl. No.	Overview of CSR project under assessment	Project location	Implementation mechanism
1.	**Improved cookstove program in Udaipur** – helping women and environment by addressing the issue of indoor air pollution	Udaipur, Rajasthan	Udaipur Urja Initiatives Producer Company Limited (Technical partner)
2.	**Improved cookstove program in Satara** – solving the indoor air pollution	Satara, Maharashtra	Envirofit Private limited (Technical partner)
3.	**Improved cookstove program, Ganjam** – solving the indoor air pollution	Ganjam, Odisha	

Theme 5: Arts & Culture

Impact: Digital transformation innovations have made art accessible to diverse communities, enhanced visitor engagement and promoted inclusivity. It has provide local artisans a platform to showcase their work.

Sl. No.	Overview of CSR project under assessment	Project location	Implementation mechanism
1.	Provide infrastructure for the construction of Museum of Art and Photography	Bengaluru, Karnataka	Art and Photography Foundation (Implementation partner)

The executive summary of the impact assessment report can be accessed at https://www.infosys.com/investors/reports-filings/documents/csr-impact-assessment-reports2023-24.pdf.

Detailed impact assessment reports can be accessed at https://www.infosys.com/investors/reports-filings/documents/csr-impact-assessment-reports2023-24.pdf.

5. **(a) Average net profit of the Company as per sub-section (5) of Section 135:** ₹24,608.45 crore

(b) Two percent of average net profit of the Company as per sub-section (5) of Section 135: ₹492.17 crore

(c) Surplus arising out of the CSR projects or programs or activities of the previous financial years: 3.04 crore*

(d Amount required to be set-off for the financial year, if any: Nil

(e) Total CSR obligation for the financial year [(b) + (c) - (d)]: ₹495.21 crore

* The surplus relates to fiscal 2024.

6. **(a) Amount spent on CSR projects (both ongoing project and other than ongoing project):** ₹450.76 crore

(b) Amount spent in administrative overheads: ₹4.64 crore

(c) Amount spent on Impact Assessment, if applicable: ₹0.27 crore

(d) Total amount spent for the financial year [(a) + (b) + (c)]: ₹455.67 crore

(e) CSR amount spent or unspent for the financial year:

Total amount spent for the financial year (In ₹ crore)	Amount unspent (In ₹ crore)				
	Total amount transferred to unspent CSR account as per sub-section (6) of Section 135		Amount transferred to any fund specified under Schedule VII as per second proviso to sub-section (5) of Section 135		
	Amount (In ₹ crore)	Date of transfer	Name of the fund	Amount	Date of transfer
455.67*	39.54	Refer to Note	NA	NA	NA

Note:

* Includes surplus of ₹3.04 crore generated and spent during the year.

The fiscal 2024 unspent amount will be transferred to unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies Act, 2013 read with the Companies (Corporate Social Responsibility Policy) Rules, 2014, as amended, ("CSR Rules").

(f) Excess amount for set-off, if any:

Sl. No.	Particular	Amount (In ₹ crore)
(i)	Two percent of average net profit of the Company as per sub-section (5) of Section 135	492.17
(ii)	Total amount spent for the financial year[1]	452.63
(iii)	Excess amount spent for the financial year [(ii) - (i)]	Nil
(iv)	Surplus arising out of the CSR projects or programs or activities of the previous financial years, if any[2]	3.04
(v)	Amount available for set off in succeeding financial years [(iii) - (iv)]	Nil

(1) Excludes surplus relating to fiscal 2024.

(2) The surplus relates to fiscal 2024.

7. Details of unspent Corporate Social Responsibility amount for the preceding three financial years:

(In ₹ crore)

Sl. No.	Preceding financial year(s)	Amount transferred to unspent CSR account under sub-section (6) of Section 135	Balance amount in unspent CSR account under sub-section (6) of Section 135 [1]	Amount spent in the financial year	Amount transferred to a fund as specified under Schedule VII as per second proviso to sub-section (5) of Section 135, if any		Amount remaining to be spent in succeeding financial years	Deficiency, if any
					Amount	Date of transfer		
1	Fiscal 2021	49.52	Nil	Nil	Nil	NA	Nil	NA
2	Fiscal 2022	51.79	9.14	8.94	Nil	NA	0.20	NA
3	Fiscal 2023	45.33	45.33	38.69	Nil	NA	6.64	NA

Note:

(1) Unspent balance as on April 01, 2023

8. Details of capital assets created or acquired through Corporate Social Responsibility amount spent during the financial year:

The number of capital assets created / acquired: 23

Sl. No.	Short particulars of the property or asset(s) [including complete address and location of the property]	Pin code of the property or asset(s)	Date of creation	Amount of CSR spent [1] (In ₹ crore)	Details of entity/ authority/ beneficiary of the registered owner		
					CSR Registration Number, if applicable	Name	Registered address
1.	Medical equipment and software support for Mother and Child Block Address: AIIMS Ansari Nagar, New Delhi - 110029	110029	Apr 01, 2023 to Mar 31, 2024	32.33	NA	All India Institute of Medical Sciences (AIIMS)	Ansari Nagar, New Delhi - 110029
2.	Construction of STEM labs at 60 schools across India Address: Ramakrishna Mission, PO Belur Math, Howrah, West Bengal - 711202	711202	Apr 01, 2023 to Mar 31, 2024	22.55	CSR00006101	Ramakrishna Mission	PO Belur Math, Howrah, West Bengal - 711202
3.	Biogas units for smoke-free kitchens to various beneficiaries Address: Bagalakote, Karnataka	587101	Apr 01, 2023 to Mar 31, 2024	12.26	NA	Various beneficiaries (Individual households)	Bagalakote, Karnataka

Sl. No.	Short particulars of the property or asset(s) [including complete address and location of the property]	Pin code of the property or asset(s)	Date of creation	Amount of CSR spent [(1)] (In ₹ crore)	Details of entity/ authority/ beneficiary of the registered owner		
					CSR Registration Number, if applicable	Name	Registered address
4.	Medical equipment Address: PCMC'S PGI Yashwantrao Chavan Memorial Hospital, Pimpri- Pune, Maharashtra - 411018	411018	Jan 05, 2024	2.72	NA	Pimpri Chinchwad Muncipal Corporation's Postgraduate Institute Yashwantrao Chavan Memorial Hospital	Pimpri, Sant Tukaram Nagar, Pimpri colony, Pune - 411018
5.	Medical equipment Address: Rajiv Gandhi Government General Hospital Grand Southern Trunk Rd, near Park Town, Near Chennai Central Park Town Chennai, Tamil Nadu - 600003	600003	Sep 06, 2023	1.74	NA	Rajiv Gandhi Government General Hospital	Grand Southern Trunk Rd, near Park Town, Near Chennai Central Park Town Chennai, Tamil Nadu-600003
6.	Medical equipment Address: Sri Jayadeva Institute of Cardiovascular Sciences and Research, Bannerghatta Rd, 3 Jayanagara 9th Block, Jayanagar Bengaluru, Karnataka - 560069	560069	Jun 20, 2023	1.10	CSR00002786	Sri Jayadeva Institute of Cardiovascular Sciences and Research	Bannerghatta Rd, 3 Jayanagara 9th Block, Jayanagar Bengaluru, Karnataka - 560069
7.	Capacity expansion and rezoning of Narayan Rao Melgiri National Law Library Address: National Law School of India University, Gnana Bharathi Main Rd, opp. NAAC, Teachers Colony, Naagarabhaavi, Bengaluru, Karnataka - 560072	560072	Feb 02, 2024	1.08	NA	National Law School of India University	Gnana Bharathi Main Rd, opp. NAAC, Teachers Colony, Naagarabhaavi, Bengaluru, Karnataka - 560072
8.	Biogas units for smoke-free kitchens to various beneficiaries Address: Nagpur, Maharashtra	441104	Apr 01, 2023 to Mar 31, 2024	1.04	NA	Various beneficiaries (Individual households)	Nagpur, Maharashtra

Note:

(1) The details of CSR projects less than ₹1 crore will be made available on the website, at https://www.infosys.com/investors/reports-filings/documents/csr-capital-assets2023-24.pdf.

Includes projects which have been completed in fiscal 2024.

Includes the amount spent in fiscal 2024 and does not indicate the complete value of the asset.

9. Reasons for not spending two percent of the average net profit as per sub-section (5) of Section 135.

During fiscal 2024, the Company has spent ₹455.67 crore on various projects including surplus of ₹3.04 crore. The unspent balance of ₹39.54 crore is towards various ongoing projects and will be transferred to the unspent CSR account and spent in accordance with the CSR Rules.

Sd/-

Govind Iyer
Chairman, CSR Committee

DIN: 00169343

Sd/-

Salil Parekh
Chief Executive Officer and Managing Director

DIN: 01876159

Bengaluru
April 18, 2024

Additional information – Global CSR activities

Over and above the requirements of the Companies Act, 2013, Infosys has expanded its CSR footprint globally. The details of the activities of Infosys Foundation USA in fiscal 2024 are provided in the *Corporate governance report*. The expenditure made towards CSR in Australia, Europe and through Infosys Foundation USA is as follows:

Focus area	Amount in USD
Teacher training	2,086,685
Student education	1,199,428
Advocacy and awareness	463,381
Research and curriculum	411,396
Humanitarian assistance in Eastern Europe	150,000
Classroom aids and technology	100,000
Operating expenses	287,377
Grand total*	**4,698,267**

* Equivalent to ₹39 crore

Annexure 7 – Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

[Particulars pursuant to the Companies (Accounts) Rules, 2014]

Our focused approach on energy efficiency, renewable energy and carbon offset projects over the years resulted in the Company achieving carbon neutrality for five years in a row since fiscal 2020, across all emissions, as per PAS 2060:2014 standards. As we continue to remain carbon neutral for fiscal 2024, our efforts align with global commitments, thereby supporting the global response to the threat of climate change.

Resource conservation initiatives

Conservation of natural resources (energy and water) is important to maintain ecological balance and make them available for future generations and help protect the environment. Resource conservation initiatives at Infosys have been focused, continuous and imbibed in our operations and new infrastructure development. The introduction of highly efficient new buildings, major improvements in existing buildings, intelligent automation, water management plans, and waste treatment and management projects have significantly reduced our environmental impact. We have been able to expand our business while continuously reducing our resource intensity.

The increased adoption of renewable energy in our operations has helped avoid emissions significantly, and our high-impact carbon offset projects have enabled us offset unavoidable emissions.

Energy: Infosys follows a two-pronged strategy of constructing super-efficient new buildings and improving operations in existing buildings. Every new building at Infosys strives to set a benchmark for energy efficiency, thereby redefining industry best standards and practices. Smart automation continues to play an important role in remote operations to ensure long-term efficiency, continuously identifying opportunities for improvement and increasing system resilience.

While new buildings were built to high energy efficiency standards from the outset, the capital investment in energy conservation projects in existing buildings amounted to ₹3.4 crore in fiscal 2024.

Infosys Crescent campus in Bengaluru was recognized as one of the 100 iconic sustainable buildings across G-20 member countries and beyond. Various government organizations and corporates visited our campuses to witness innovative energy and water conservation techniques. Solar Decathlon India, the world's largest net-zero building challenge, held at our campus in Mysuru, is a testament to our advocacy efforts to positive global climate action beyond our boundaries.

Renewable energy: With a total installed capacity of about 60.2 MW of solar PV, including roof-top and ground-mounted systems, we continue to pursue our ambition to transition to renewables for our operations. In addition to our own solar plants, we procure green power from third-party power producers and from DISCOMs through green tariff mechanism. In fiscal 2024, 67.52% of our electricity in India operations was met through renewables.

Green buildings: In fiscal 2024, eight of our projects in Bengaluru, Mangaluru, Chennai, Coimbatore, Hyderabad and Nagpur were certified for high performance green buildings. These included Platinum certification from the US Green Building Council and Indian Green Building Council for new buildings, leased offices and interior retrofitted buildings that were re-certified. We now have around 29.6 million sq.ft of buildings with the highest level of green building certification.

Transformed workplace: Infosys workplace transformation strategy is inspired by new principles that are aligned to the hybrid operating model. The office spaces at all locations are being upgraded as per the new strategy. The new workplaces are designed to be productive within the hybrid operating model, promote the social capital of the organization, are flexible, equipped with technology for digital collaboration, provide health and wellness and are also environmentally sustainable in line with our ESG goals and vision. The workplace transformation strategy has been implemented across multiple locations at Infosys.

Water management: Water conservation has been one of our focus areas and this has been enabled through a holistic approach to water management. The state-of-the-art sewage treatment plants with tertiary treatment capabilities enable zero discharge of wastewater from our campuses. We have implemented lake rejuvenation projects near our campuses, that will enhance water availability in the surroundings. We have ensured rooftop rainwater harvesting to use rainwater effectively in addition to recharge of groundwater aquifers through injection wells in many of our campuses.

Waste management: Infosys follows the principles of Circular economy, based on Refuse, Reduce, Reuse, Recycle and Repurpose approach. We seek to uphold our ambition of 'zero waste to landfill' through active minimization combined with technological investments in recycling and streamlining systems and processes. We have achieved TRUE certification for zero waste, aimed at diversion of all non-hazardous solid waste from landfill at three of our campuses in India during the year. We have focused on diverting a portion of identified waste going for incineration to co-processing.

Carbon offset: Unavoidable emissions are addressed through the carbon offset program. Infosys continues to identify projects that have a high social impact – improving the health and livelihoods of rural families and creating employment opportunities, and along the way, also generating carbon offsets for the Company. Our unique offset program is certified to the highest level (Gold Standard) in terms of quality, authenticity and transparency.

This year, we have implemented an improved cookstove project in Rajasthan and a biogas projects in Maharashtra and Karnataka. The improved cookstove reduces smoke and firewood usage, and thus has a positive impact on health. The families benefit from the biogas project as they save on fuel costs and get natural

fertilizer as a by-product for agriculture. Our carbon offset program has benefited 2,64,000+ rural families and created over 3,900 rural jobs.

Carbon neutral events: Our vision is to ensure highest sustainability practices at all our global events to raise awareness and encourage participation in climate action. Measures taken to promote environmental protection include the use of eco-friendly materials, ban on single-use plastic, and conservation of energy and water. The carbon emissions caused by the event are determined and balanced through our carbon offset program. In fiscal 2024, eight events organized by Infosys were declared carbon neutral.

"Pioneering Net Zero Buildings – The Infosys Journey": In September 2023, Infosys published the book "Pioneering Net Zero Buildings – The Infosys Journey," which chronicles our efforts in constructing super-efficient buildings and thus minimizing environmental impact. The book provides a detailed account of energy conservation at Infosys, being one of the main pillars in achieving carbon neutrality. The unique methodology, disruptive technologies and new benchmarks in buildings captured in the book, is intended to guide and inspire companies, policymakers, academia, and other stakeholders in the industry. The book is made available to the public and can be accessed at, https://www.infosys.com/about/corporate-responsibility/documents/pioneering-net-zero-buildings.pdf.

Health, safety and environment

The Health, Safety and Environmental Management System (HSEMS) at Infosys is an enunciation of our commitment to protecting the environment and providing a safe and healthy workplace for employees, contract workmen and visitors. Infosys is certified to ISO 14001:2015 (Environmental Management System) and ISO 45001:2018 (Occupational Health & Safety Management System) in line with our strategy. The HSEMS takes cognizance of interested parties and focuses on compliance with applicable laws in the regions where we operate. It includes well-defined policies and procedures and also strives to keep interested parties well-informed, trained and committed to our HSE process.

Technology absorption

Live Enterprise@Infosys: An enterprise that senses, feels and responds in real-time – this was the theme of our transformation journey in the recent years. It had to be a mobile-first approach so that employees are connected to the organization wherever they are in the world and can access the organization's resources to learn and contribute. The response has been phenomenal as over 5,50,000 users have tried the InfyMe mobile app with its 300+ features since its launch and more than 73,000 users have rated it 4.6/5 on Google PlayStore. With process bursting, we have seen many of our key processes become faster and more responsive and the Live Enterprise platform itself has been built on the latest open source stack. Following the overwhelming success in Infosys, we are also seeing interest of the Orbit platform (InfyMe version for our clients) as 13 clients have already been onboarded and many more are in discussion.

To enable this, our core backend infrastructure was transformed to host modern applications, using the scalability of the cloud, security of on-premise infrastructure in a hybrid cloud deployment with open source technologies and highly scalable container orchestration solutions like Kubernetes for microservices. The telemetry infrastructure using the ELK stack provides enhanced real-time visibility and enables proactive error detection and correction. In the coming days, we will further develop the platform and make it AI-first in addition to mobile-first.

Modern, hybrid, and secure workplace: Our hybrid workplace ecosystem brings together technologies such as borderless ODCs, virtual collaboration tools, and self-service applications to provide our employees the flexibility to work effectively in a hybrid environment. Our robust IT management system minimizes threats and prevents attacks, through a continuous cycle of vulnerability assessments and remediations to protect our data. Multiple collaboration tools enable our employees to connect, collaborate and innovate anytime, anywhere, resulting in a culture of collaboration and innovation.

Cloud-native application platform: As part of the modernization of applications, some applications need to be exposed to different user groups with different authentication mechanisms. The cloud-native application platform offers these possibilities in a ready-to-use architecture. This enables quick onboarding of applications with industry-standard security as well as greater scalability and availability using the power of the cloud.

Energy-efficient IT infrastructure

We have adopted a multi-pronged strategy to make our computer workload energy-efficient and environment-friendly. Some of the measures implemented are:

Public cloud adoption: Majority of internal IT applications have been moved to public cloud infrastructure. Each of our employees has access to the cloud-based platform for collaboration such as messaging, presence, video and other requirements. Additionally, they also have cloud-based unified internet access and secure private access.

Data center modernization: A strategic initiative launched by InfosysIT to modernize and future-proof the data center's IT landscape continues to yield high rewards. Density-optimized hyperscale platforms have been deployed to enable high-density server virtualization and consolidation across the enterprise. Hyperscale platforms are open source-driven infrastructure innovations that enable agility at cloud scale as well as efficient pooling and utilization of resources. This initiative is delivering significant energy savings and reduces the total cost of ownership for the organization.

InfosysIT has invested in Data Center Infrastructure Management (DCIM) tool to gain an accurate overview of the entire IT and facility stack of the data center, which is the foundation for optimization initiatives.

Enterprise storage: We provide around 1.8PB of storage capacity for employees, delivery units and internal requirements on all flash storage with fabric pool and storage grid technology. Data is marked hot and cold based on policy. Cold data is automatically moved to cheaper storage with larger capacity, resulting in data tiering and savings in terms of data center space, power consumption and cooling.

Cloud-native development environment: The open source-based, cloud-native development platform is built on Hyper Converged Infrastructure (HCI) and compute which has helped to reduce data center footprint, and power and cooling consumption.

Awards and recognition

External award name	Theme	Award sponsor (Company)
Intranet Design Annual Award by Nielsen Norman Group 2023 for InfyMe	Best Intranet Platform	Nielsen Norman Group
CII Tata – CIO Excellence Awards	Leading CIO award; For inspiring how IT leadership and stakeholders reshape the tech industry	CII Tata Communications Centre for digital transformation
ETCIO People's Choice Award – 2024	Recognize and felicitate excellence in enterprise technology across sectors and industries, providing a spectacular vision and a culmination of India's achievements in business and digital transformation (DX).	The Economic Times
Iconic sustainable building	Recognition of 100 iconic sustainable buildings in G20 countries and beyond, an initiative that showcases exemplary buildings that promote climate-sensitive design and highlight innovations to combat climate change.	Ministry of Power, Government of India

Research and development (R&D) expenditure – standalone

(In ₹ crore)


Revenue expenditure
695
639
Capital expenditure
7
16
Total
702
655
R&D expenditure / revenue (%)
0.54
0.53
2024
2023

Future plan of action

We will continue to collaborate with leading national and international universities, product vendors and technology startups. We are creating an ecosystem to co-create business solutions on client-specific business issues.

Foreign exchange earnings and outgo

We have built an extensive direct marketing network around the world, including North America, Europe and Asia-Pacific. These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency – standalone

(In ₹ crore)


Earnings
1,25,794
1,21,605
Expenditure
72,639
70,534
Net foreign exchange earnings (NFE)
53,155
51,071
NFE / earnings (%)
42.3
42.0
2024
2023

for and on behalf of the Board of Directors

Sd/-

D. Sundaram
Lead Independent Director
DIN: 00016304

Sd/-

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bengaluru
April 18, 2024

Annexure 8 – Corporate policies

We seek to promote and follow the highest level of ethical standards in all our business transactions guided by our value system. The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, mandates the formulation of certain policies for all listed companies. The corporate governance policies are available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx. The policies are reviewed periodically by the Board and are updated as needed. During the year and at its meeting held on April 18, 2024, the Board revised and adopted some of the policies.

Key policies that have been adopted are as follows:

Name of the policy	Brief description	Web link
Whistleblower Policy (Policy on vigil mechanism)	The Company has adopted a whistleblower mechanism to report concerns about unethical behavior, actual or suspected fraud, or violation of the Company's Code of Conduct and Ethics. The policy was revised and adopted effective January 12, 2022.	https://www.infosys.com/investors/corporate-governance/documents/whistleblower-policy.pdf
Code of Conduct and Ethics	The Company has adopted the Code of Conduct and Ethics, which forms the foundation of its ethics and compliance program. The policy was revised and adopted effective October 13, 2021.	https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf
Capital Allocation Policy	The policy applies to the distribution of free cash flow as dividends or buyback over the next five-year period ending in fiscal 2029. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf
Dividend Distribution Policy	The Company has adopted the Dividend Distribution Policy to determine the distribution of dividends in accordance with the provisions of applicable laws. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/dividend-distribution.pdf
Infosys Code on Fair Disclosures and Investor Relations	The policy is aimed at providing clear guidelines and procedures for disclosing material information outside the Company in order to provide accurate, timely and symmetric communications to our shareholders and the financial markets. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/code-fair-disclosures-investor-relations.pdf
Policy for Determining Materiality for Disclosures	This policy applies to disclosures of material events affecting Infosys and its subsidiaries. This policy is in addition to the above-mentioned Infosys Code on Fair Disclosures and Investor Relations. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/policy-determining-materiality-disclosures.pdf
Compensation Recovery Policy	The policy deals with compensation clawback provisions. If the Company restates its financial statements, it allows the Company to recover any incentive-based compensation received by an executive officer that is in excess of what would have been payable based on the restated and corrected financial statements. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/compensation-recovery-policy.pdf
Nomination and Remuneration Policy	This policy formulates the criteria for determining qualifications, competencies, positive attributes and independence for the appointment of a director (executive / non-executive) and also the criteria for determining the remuneration of the directors, KMP, senior management and other employees. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

Name of the policy	Brief description	Web link
Corporate Social Responsibility Policy	The policy outlines the Company's strategy to bring about a positive impact on society through programs relating to hunger, poverty, education, healthcare, environment, and lowering of the Company's resource footprint. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf
Policy on Material Subsidiaries	The policy is used to determine the material subsidiaries and material unlisted Indian subsidiaries of the Company and to provide governance framework for them. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/material-subsidiaries-policy.pdf
Related Party Transactions Policy	The policy regulates all related party transactions of the Group. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/related-party-transaction-policy.pdf
Document Retention and Archival Policy	The policy deals with the retention and archival of corporate records of Infosys Limited. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/document-retention-archival-policy.pdf
Board Diversity Policy	The policy sets out the approach to diversity within the Board of the Company. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf
Enterprise Risk Management Policy	This policy is to institutionalize a formal risk management function and framework in the Company. This policy is drafted in accordance with the guidelines provided under the Charter of the Risk Management Committee of the Board of Directors, and pursuant to Regulation 21 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/enterprise-risk-management-policy.pdf

Management's discussion and analysis

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to create and execute strategies for their digital transformation and AI journey.

Our purpose is to amplify human potential and create the next opportunity for people, business and communities. We are guided by our value system which motivates our attitudes and actions. Our core values are Client value, Leadership by example, Integrity and transparency, Fairness, and Excellence (C-LIFE).

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable growth for our investors and contributing to the communities that we operate in. There are numerous risks and challenges affecting our business. These are discussed in the Risk management report section of the Integrated Annual Report.

I. Industry structure and developments

Fiscal 2024 saw the impact of policy tightening and a reduction in inflation in most of the markets we operate in. Global GDP is estimated to have grown at 3.2% in CY 2023, compared to 3.5% in CY 2022[(1)]. Worldwide IT spending on software and IT services was ~US$2.3 trillion[(2)] in CY2023 while IT services saw an estimated total spending of US$1.4 trillion. We expect the client spending and investments to move towards Artificial Intelligence (AI) and generative AI (gen AI) in the near term. These investments are expected to be crucial during this period of economic uncertainty.

There is a new wave of dynamism in technologies. The industry is feeling the pressure to build AI strategies and stay ahead. We saw generative AI starting to reshape the industry in fiscal 2024. We continued to witness businesses attempting to reimagine their cost structures, increase business resilience and agility, personalize experiences for customers and employees, and launch new and disruptive products and services, aided by generative AI. With our leadership position in AI, we believe we are well-positioned to take advantage of these market opportunities.

For more information, refer to *Our business context* section of the Integrated Annual Report.

(1) Nasscom, World Economic Outlook, IMF, April 2024

(2) Gartner

II. Opportunities and threats

Our strategy

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their processes and systems rapidly in the AI era. This needs an understanding of new technologies and new ways of working, and also appreciation of AI landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to an AI future.

Our strengths

We believe that we are well-positioned for the principal competitive factors in our business. With more than four decades of experience in managing the systems and workings of global enterprises, we believe we are uniquely positioned to help them steer through their AI transformation as we have built our own AI-first strategy.

Our competition

We see intense competition in traditional services, a rapidly changing marketplace and the emergence of new players in niche technology areas.

We have invested in building proprietary intellectual property in software platforms and products. We have continued to invest in Infosys Cobalt™ – a set of services, solutions and platforms for enterprises to accelerate their cloud journey and Infosys Topaz – a set of AI-first services, solutions and platforms using generative AI technology.

For details, refer to the *Strategy and Our Business Context* sections of the Integrated Annual Report.

III. Financial condition

Refer to the *Standalone and Consolidated financial statements* in this Integrated Annual Report for detailed schedules and notes.

1. Equity share capital

We have one class of shares – equity shares of par value ₹5 each. During the year, the movement in share capital was on account of shares issued on exercise of stock options.

2. Other equity

The movement in retained earnings was on account of profit earned during the year and payment of dividends. The increase in securities premium is on account of the exercise of stock options. The Group has made an irrevocable election to present the subsequent changes in fair value of certain instruments in other comprehensive income.

During the year, an amount has been transferred to the Special Economic Zone Re-investment Reserve out of the profits of eligible SEZ units. The reserve should be utilized for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income-tax Act, 1961, that has been created out of the profits of eligible SEZ units.

3. Property, plant and equipment

Additions to gross block were mainly on computer equipment and infrastructure.

4. Goodwill and other intangible assets

On a consolidated basis, the carrying value of goodwill as on March 31, 2024 is ₹7,303 crore. During the previous year, the carrying value of goodwill was ₹7,248 crore.

On a consolidated basis, the carrying value of intangible assets as on March 31, 2024 is ₹1,397 crore, whereas on March 31, 2023, it was ₹1,749 crore. Refer to Note 2.4.2 of the *Consolidated financial statements* for further details.

5. Financial assets

A. Investments

On a standalone level, during the year, we invested additionally in our subsidiaries, for the purpose of acquisition of entities, operations and expansions.

Refer to *Annexure 1* to the *Board's report* for the statement pursuant to Section 129(3) of the Companies Act, 2013, for the summary of the financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, at www.infosys.com.

We invest in the startup ecosystem to gain access to innovations that, when combined with our services and solutions, can benefit our clients. These investments are typically minority equity positions in startup companies and / or venture capital funds.

Our investments comprise liquid mutual funds units, target maturity fund units, tax-free bonds, non-convertible debentures, certificates of deposit, commercial paper, government securities (G-secs) and quoted bonds and securities issued by government and quasi-government organizations. Certificates of deposit and commercial papers represent marketable securities of banks, NBFCs and eligible financial institutions for a specified time period with high credit rating by domestic credit rating agencies. G-secs are highly liquid and marketable instruments issued across tenure, backed by the Government of India and carrying a sovereign credit. Investments made in non-convertible debentures represent debt instruments issued by government-aided institutions and financial institutions with high credit rating. The majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. The Company invests after considering counterparty risks based on multiple criteria, including Tier I capital, capital adequacy ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as part of our risk management program.

B. Trade receivables

Days Sales Outstanding (DSO) was 71 days for the year ended March 31, 2024, compared to 62 days in the previous year.

C. Cash and cash equivalents

Our cash and cash equivalents comprise deposits with banks with high credit ratings assigned by international and domestic credit rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Ratings are monitored periodically.

D. Loans

We provide loans to subsidiaries as per business requirement.

E. Other financial assets

Restricted deposits represent amounts deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business. Unbilled revenues are classified as financial assets as right to consideration is unconditional and is due only after passage of time. Foreign currency forward and options contracts are entered into to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

6. Other assets

Unbilled revenues are classified as non-financial asset where the right to consideration is dependent on completion of contractual milestones. Withholding taxes and others represent credits that can be availed against local taxes payable in various countries. Deferred contract cost mainly comprises the cost of obtaining a contract and the cost of fulfilling a contract recorded in accordance with Ind AS 115, *Revenue from Contracts with Customers*.

7. Deferred tax assets / liabilities

Net deferred tax liability comprises of deferred tax liabilities less deferred tax assets. Deferred tax liability is primarily on account of temporary difference in the Special Economic Zone Re-investment Reserve, intangibles from business combination, interest receivable on income tax refund for orders received partially offset by deferred tax asset on property, plant and equipment, post-sales client support, allowances for trade receivables and compensated absences.

8. Income tax assets / liabilities

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be claimed as credit against our tax liabilities in India.

9. Financial liabilities

Liabilities for accrued compensation to employees include the provision for bonus, accrued salaries, incentives and retention bonus payable to the staff. Financial liability under option arrangements represents redemption liability towards acquisitions to purchase the corresponding minority stake. Accrued expenses represent amounts accrued for other operational expenses. Compensated absences are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation. Other financial liability includes financing arrangements entered into by the Company with a third party towards deferred contract cost assets.

10. Other liabilities

Withholding and other taxes payable represent local taxes payable in various countries in which we operate. Invoicing in excess of revenues are classified as unearned revenues. We provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate. The Company operates the defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. These plans are managed by third-party fund managers. We provide for gratuity, a defined benefit retirement plan ("the Gratuity Plan"), covering eligible employees in India. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation, or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. The plans provide for periodic payouts after retirement and / or a lump-sum payment as set out in rules of each fund and includes death and disability benefits.

11. Provisions

Provision for post-sales client support is towards likely cost for providing client support to fixed-price and fixed-timeframe contracts.

12. Leases

Additions mainly comprise lease of computers and buildings taken on lease in certain locations outside India.

IV. Results of our operations

For details about results of our operations, refer to 'Results of our operations and state of affairs' section in the *Boards' report*.

During fiscal 2024, the Company initiated Project Maximus, a comprehensive margin expansion program structured across 5 pillars – Value-based selling; Efficient pyramid; Lean, automation & gen AI; Improving critical portfolios and Reducing indirect costs.

1. Revenue

The growth in our revenues in fiscal 2024 from fiscal 2023 is as follows:

(In ₹ crore)

Particulars	Standalone			Consolidated		
	2024	2023	% change	2024	2023	% change
Revenue	1,28,933	1,24,014	4.0	1,53,670	1,46,767	4.7

The increase in revenues was primarily attributable to an increase in revenue from software services, large deal wins, and increase in realization including pricing.

Revenue growth in reported terms includes the impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms, which represents the real growth in revenue, excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current-period revenues in respective local currencies converted to INR using prior-period exchange rates and comparing the same to our prior-period reported revenues. Our revenues in reported currency terms for fiscal 2024 is US$ 18,562 million, a growth of 1.9%. Our revenues for fiscal 2024 in constant currency grew by 1.4%.

We added 385 new customers (gross) during fiscal 2024 as compared to 458 new customers (gross) during fiscal 2023.

On a consolidated basis, for the year ended March 31, 2024, approximately 97.5% were export revenues whereas 2.5% were domestic revenues, while for the year ended March 31, 2023, 97.4% were export revenues whereas 2.6% were domestic revenues. Refer to the 'Segmental profitability' section in this report for more details on the analysis of segment revenues.

2. Expenditure

Cost of sales

The cost of efforts, comprising employee cost and cost of technical sub-contractors, has decreased as a percentage of revenue from 61.6% in fiscal 2023 to 60.2% in fiscal 2024 on a standalone basis, and from 58.0% in fiscal 2023 to 56.4% in fiscal 2024 on a consolidated basis. The cost of efforts has decreased mainly on account of decrease in sub-contractors cost and on account of improved utilization.

Third-party items bought for service delivery to clients include software and hardware, which are integral to our overall service delivery to clients.

Selling and marketing expenses

The selling and marketing expenses on standalone basis and consolidated basis have increased as a percentage of revenue during fiscal 2024 to 4.4% from 4.0% in fiscal 2023, and 4.5% during fiscal 2024 from 4.3% in fiscal 2023, respectively, mainly on account of increase in employee benefit costs and branding and marketing expenses.

General and administration expenses

The general and administration expenses on standalone basis have reduced as a percentage of revenue during fiscal 2024 to 4.2% from 4.3% in fiscal 2023, mainly on account of a decrease in consulting and professional expenses and remained unchanged on consolidated basis during fiscal 2024 at 4.9%.

3. Other income and finance cost

Other income primarily includes income from investments, gain / loss on investments, foreign exchange gain / loss on forward and options contracts, foreign exchange gain / loss on translation of other assets and liabilities and interest on income tax refund. Other income for fiscal 2024 includes interest (pre-tax) on income tax refund of ₹1,933 crore on account of orders received under Sections 250 and 254 of the Income-tax Act, 1961, from the income tax authorities in India for certain assessment years. In fiscal 2024, the Company received ₹2,976 crore of dividend from our subsidiaries, which is reflected in the *Standalone financial statement*.

Interest income in fiscal 2024 has increased as compared to fiscal 2023 primarily due to a increase in yield on investments. We use foreign exchange forward and options contracts to hedge our exposure against movements in foreign exchange rates. Finance cost is on account of leases. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases.

4. Provision for tax

We have provided for our tax liability both in India and overseas. The applicable Indian corporate statutory tax rate for both the years ended March 31, 2024, and March 31, 2023 is 34.94%.

Particulars	Standalone		Consolidated	
	2024	2023	2024	2023
Income tax expense (In ₹ crore)	8,719	8,375	9,740	9,214
Effective tax rate (In %)	24.3	26.5	27.1	27.7

Effective tax rate is generally influenced by various factors, including differential tax rates, non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units, tax reversals and provisions pertaining to prior periods primarily on account of adjudication of certain disputed matters, filing of tax return and completion of assessments, across various jurisdictions.

Provision for tax includes net tax reversal of ₹38 crore on account of orders received under Sections 250 and 254 of the Income-tax Act, 1961, from the income tax authorities in India for certain assessment years. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters and upon resolution of the disputes , an amount aggregating to ₹1,628 crore has been reduced from contingent liabilities.

5. Segmental profitability

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance performance of their business. Business segments of the Company are primarily enterprises in Financial Services and Insurance; enterprises in Manufacturing; enterprises in Retail, Consumer Packaged Goods and Logistics; enterprises in the Energy, Utilities, Resources and Services; enterprises in Communication, Telecom OEM and Media; enterprises in Hi-Tech; enterprises in Life Sciences and Healthcare; and all other segments. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in public services. This is discussed in detail in Note 2.26 to the *Consolidated financial statement* in this Integrated Annual Report.

Business segments – Consolidated

(In ₹ crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Segmental revenues									
2024	42,158	22,504	17,991	20,035	22,298	12,411	11,515	4,758	1,53,670
2023	43,763	21,204	18,086	18,539	19,035	11,867	10,085	4,188	1,46,767
Growth (%)	(3.7)	6.1	(0.5)	8.1	17.1	4.6	14.2	13.6	4.7
Segmental operating income									
2024	9,324	6,882	3,688	5,523	4,197	3,153	2,898	760	36,425
2023	10,843	6,396	3,759	5,155	3,113	2,959	2,566	339	35,130
Growth (%)	(14.0)	7.6	(1.9)	7.1	34.8	6.6	12.9	124.2	3.7
Segmental operating margin (%)									
2024	22.1	30.6	20.5	27.6	18.8	25.4	25.2	16.0	23.7
2023	24.8	30.2	20.8	27.8	16.4	24.9	25.4	8.1	23.9

The following graph sets forth our revenue by geography:

(In ₹ crore)



2024
2023
92,411 (60.1%)
15,111 (9.8%)
3,881 (2.5%)
42,267 (27.6%)
Total 1,53,670
90,724 (61.8%)
14,507 (9.9%)
3,861 (2.6%)
37,675 (25.7%)
Total 1,46,767
Growth in % in 2024
North America – 1.9
Europe – 12.2
India – 0.5
Rest of the World – 4.2
Total growth 4.7%

Overall segment profitability has decreased primarily on account of the increase in employee compensation, higher cost of third-party items bought for service delivery to clients as part of deals, a one-off impact arising from contract renegotiation / rescoping and cyber impact largely offset by benefit from Project Maximus through improved utilization, decrease in cost of technical sub-contractors etc., and currency benefits.

6. Liquidity

Our principal source of liquidity are cash and cash equivalents and cash flow that we generate from operations. We have no outstanding borrowings. We believe our working capital is sufficient for our requirements.

Our growth has been financed largely through cash generated from operations.

Our cash flows are robust. Our operating cash flows have increased in fiscal 2024 as compared to fiscal 2023 mainly on account of increase in net profit adjusted for non-cash items partially offset by higher income tax payments.

Consolidated cash and investments of ₹39,005 crore comprise cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares and others.

Capital Allocation Policy

Refer to the *Board's report* in this Integrated Annual Report for details on our Capital Allocation Policy reviewed and approved on April 18, 2024.

7. Related party transactions

These have been discussed in detail in Note 2.24 to the *Standalone financial statements* in this Integrated Annual Report.

8. Events occurring after Balance Sheet date

There were no significant events that occurred after the Balance Sheet date apart from the ones mentioned in 'Material changes and commitments affecting financial position between the end of the fiscal and date of the report' in the *Board's report* in this Integrated Annual Report.

9. Key financial ratios

In accordance with the SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018, the Company is required to give details of significant changes (change of 25% or more as compared to the immediately previous financial year) in key sector-specific financial ratios.

The Company has identified the following ratios as key financial ratios:

Particulars	Standalone		Consolidated	
	2024	2023	2024	2023
Market capitalization to revenues (times)	NA	NA	4.0	4.0
Price / Earnings (times)	NA	NA	23.6	24.8
Days Sales Outstanding (DSO)(1)	–	–	71	62
Cash and investment(2) as a % of total assets	26.6	22.2	28.3	24.9
Revenue growth (%)	4.0	19.3	4.7	20.7
Operating margin (%)	22.3	22.5	20.7	21.1
Net profit margin (%)	21.1	18.8	17.1	16.4
Basic EPS (₹)	65.62	55.48	63.39	57.63

(1) The Company does not track DSO at a standalone level.

(2) Includes cash and cash equivalents and investments, excluding investments in equity, preference shares, compulsorily convertible debentures and others.

Ratios where there has been a significant change from fiscal 2023 to fiscal 2024

Revenue growth for fiscal 2024 has come down as compared to revenue growth for fiscal 2023 across all operating segments and segment-level details have been explained in the relevant section above.

- The details of return on net worth at standalone and consolidated levels are as follows:

Particulars	Standalone		Consolidated	
	2024	2023	2024	2023
Return on net worth (%)	36.6	34.0	32.1	32.0

Return on net worth is computed as net profit by average net worth. Net profit increased from ₹24,095 crore to ₹26,233 crore on a consolidated basis and from ₹23,268 crore to ₹27,234 crore on a standalone basis. Average net worth has increased in line with the net profit increase adjusted for dividends.

V. Outlook, risks and concerns

We have adopted an integrated ERM framework that is implemented across the organization by the risk management office. Our ERM framework is developed by incorporating the best practices based on COSO and ISO 31000 and then tailored to suit our unique business requirements.

We have provided the details of Infosys ERM framework, key and emerging risks along with mitigation in the risk management report section of this integrated annual report. The list of risk factors which we track for our business are covered in our 20-F filing available at https://www.infosys.com/investors/reports-filings/annual-report/annual-reports.html.

VI. Internal Financial Control Systems and their adequacy

Infosys has aligned its current systems of internal financial control with the requirement of Companies Act, 2013, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Internal Control – Integrated Framework (the 2013 framework) is intended to increase transparency and accountability in an organization's process of designing and implementing a system of internal control. The framework requires a company to identify and analyze risks and manage appropriate responses.

Internal financial control systems include the design, implementation and maintenance of adequate internal financial controls that are operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company's policies, safeguarding of its assets, prevention and detection of frauds and errors, accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met. Based on their evaluation as of the end of the period covered by this Integrated Annual Report , our CEO and CFO have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions, is recorded, processed, summarized, and reported within the time periods specified, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Deloitte Haskins & Sells LLP, the statutory auditors of Infosys Limited, has audited the financial statements included in this Integrated Annual Report, and as part of their audit, has issued their report on the company's internal financial controls (as defined in Section 143 of Companies Act, 2013), on the effectiveness of our internal financial controls over consolidated financial statement as at March 31, 2024

Infosys Limited has appointed Ernst & Young LLP to oversee and carry out internal audit of its activities. The audit is based on an internal audit plan, which is reviewed each year in consultation with the statutory auditors and approved by the Audit Committee.

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Integrated Annual Report discusses the adequacy of our internal control systems and procedures.

VII. Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation digital services enable us to attract and retain some of the best talent.

Human resources management

Infosys is a people company that understands the immense potential of technology and strives to create a world-class employee experience. The company has implemented various initiatives to inspire and enable its employees to find purpose and make an indelible impact through meaningful work and passionate teams, ensure that they continuously learn and grow in their careers and shape the collective future, and create opportunities for every employee to navigate further, powered by the culture and values of Infosys.

This is true at each stage of career for our employees. A strong focus on leadership development has ensured that we have a robust leadership bench at all times, encouraging leaders from within the Company to move up and take on new challenges. While fiscal 2024 saw some leadership exits, it also saw the emergence of a number of internal leaders not only ensuring business continuity, but also helping us close the year with the highest-ever large deal signings of US$17.7 billion.

Adapting to the changing work environment, Infosys has adopted a hybrid model of work that balances employee flexibility and business requirement. Leveraging technology and automation, it has improved workforce efficiency, engagement, transformation, and innovation. Recognizing and rewarding its employees for their performance, excellence, and leadership, it has fostered a culture of diversity, equity, and inclusion, and ensured a safe and positive work environment for all its employees. Infosys has also received several awards and accolades for its best-in-class HR practices and processes.

For more details on the material developments in human resources / industrial relations, please refer to the link https://www.infosys.com/sustainability/documents/infosys-esg-report-2023-24.pdf

Resolution hubs

Infosys is committed to providing a safe and positive work environment. In keeping with this philosophy, the organization envisages an open-door policy and encourages a culture of "speak up". Employees also have access to several forums where they can highlight matters or concerns faced at the workplace for effective remediation. This is achieved through a well-established and robust grievance resolution mechanism comprising resolution hubs. Resolution hubs adhere to the principles of natural justice, confidentiality, sensitivity, non-retaliation and fairness, while addressing concerns. The concerns are handled objectively while ensuring timely action and closure. In matters that entail a detailed investigation, the process ensures fairness for all involved, with an opportunity to be heard, present facts and any material evidence before a neutral panel.

HEAR

Infosys has a robust grievance redressal forum called HEAR (Hearing Employees And Resolving) fostering healthy employee relations and a positive work environment by giving our employees a neutral platform 'to be heard' and building the culture of 'speak up'. Employees can raise a complaint on the HEAR webapp or InfyMe mobile application or write to HEAR@infosys.com. HEAR adopts a decentralized model and addresses employee concerns in a structured manner with appellate forums for workplace grievances that have not been duly heard at the preliminary level by the Managers (or) line HR.

ASHI

The Company's assurance to its employees of providing a harassment-free workplace is reflected in our key initiative, ASHI (Anti-Sexual Harassment Initiative). As per the Prevention of Sexual Harassment Act in India, the Company has constituted Internal Committees (IC) in all the development centers with the ambit of the regulatory jurisdiction, for redressal of sexual harassment matters reported by women employees. We also have a strong governance mechanism in the form of GRB (Grievance Redressal Body) to define, interpret and implement Company's policy on anti-harassment and anti-discrimination at workplace. GRB consists of external members, internal senior members, and the Investigative Council. Here, we follow a gender-neutral approach in redressal of all such complaints. Complaints are taken up for a formal redressal process in line

with the POSH Act and the Company's policy on anti-harassment as applicable. The reports on ASHI grievances can be shared to GRB@infosys.com and India employees can log reports on the ASHI webapp or InfyMe mobile application.

Extending the initiative to contract staff

Our commitment to a positive and safe working environment is not restricted only to our employees, but also third parties, who provide services in our campuses. We conduct refresher sessions for such third-party employees to reinforce the message. These sessions are covered in nine vernacular languages in India currently. Emergency / safety cards with important contact numbers are also handed over to all Infosys employees and employees of such third parties.

Whistleblower Policy

The Company has formulated the Whistleblower Policy in line with the mandated regulatory requirements – Sarbanes-Oxley Act (SOX), 2002 & Companies Act, 2013 – which mandates listed companies to establish a "vigil mechanism" for reporting genuine concerns.

The forum is predominantly for the receipt, retention and treatment of complaints regarding matters of probable discrepancies in accounting, internal accounting controls or auditing, and also enables anonymous reporting by employees. While the Whistleblower Policy and the forum is administered and managed by the Office of Integrity and Compliance, complaints (anonymous or otherwise) pertaining to deviations in workplace policies / processes involving employees are reviewed in tandem by the Employee Relations Department.

Human rights

Infosys is a signatory to the United Nations Global Compact (UNGC) and supports the protection and elevation of human rights in accordance with the UN Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights, and the International Labor Organization's Declaration on Fundamental Principles and Rights at Work (the ILO Declaration). Our Human Rights Statement provides a broad framework to ensure that all employees are treated with respect and dignity and ensure that we do not condone human rights violations or abuses. Our Supplier Code of Conduct helps us manage and address this important aspect of sustainable business in our supply chains.

Our salient human rights issues are:

1. **Workplace diversity:** A key tenet of the Code of Conduct and Ethics is respecting each other through creating an equal opportunity workplace, ensuring equal pay for equal work, free of discrimination and harassment.
2. **Harassment:** The organization envisages an open-door policy. This is achieved through a well-established and robust grievance resolution mechanism comprising resolution hubs.
3. **Freedom of association:** We respect the rights of our employees to associate or not associate through internal employee resource groups and seek representation, to bargain or not bargain collectively, in accordance with local laws.
4. **Health and safety:** These are prerequisites for conducting business responsibly. Ozone, Infosys' Health, Safety and Environmental Management System (HSEMS), has evolved into a robust management system guided by the requirements from multiple stakeholders, including clients, internal customers, vendor partners, law enforcement and regulatory bodies, and the communities in which we operate.
5. **Data privacy:** With the Data Privacy Office (DPO) directly reporting to the Board, Infosys ensures there is no conflict of interest in the DPO playing an effective role to ensure privacy of our employees, candidates, visitors, customers, and other stakeholders, according to applicable data privacy regulations across the globe, including but not limited to GDPR, CCPA, LGPD, both as a data controller and processor.
6. **Sustainable development:** In 2020, we launched our ESG Vision 2030 to shape and share solutions that serve the development of businesses and communities.

Recruitment

As of March 31, 2024, the Group employed 3,17,240 employees, of which 2,99,814 were professionals involved in service delivery to clients, including trainees.

We constantly attract and hire a multi-dimensional workforce across all IT specializations. We have built robust relationships with top institutions globally and recruit students who have consistently shown high levels of achievement. We have been globally recognized once again for our HackWithInfy initiative, an online coding contest, which also helps us attract the best coders. We have continued upscaling our InfyTQ platform, which brings the best of our Mysuru training to the hands of the learners across the country.

Following the COVID-19 pandemic, we evolved from a virtual-only mode to a hybrid model of virtual and in-person recruitment.

We launched the RestartWithInfy program to bring women who have had to drop out of active employment in the IT industry back to the mainstream. Through this successful initiative, we have hired 517 women into the Infosys ecosystem.

During fiscal 2024, we received 24,36,929 employment applications, interviewed 1,94,367 applicants and extended offers of employment to 26,975 applicants. These statistics do not include our subsidiaries.

Education, training and assessment (ETA)

Infosys continues to invest in developing human potential for the organization, and the world at large. We are now experiencing the play of Human + AI in multiple fields, including learning. This technology wave gives us the ability to hyper-personalize learning, at scale, across all our learning offerings. These efforts have helped us garner external accolades from Brandon Hall, ATD Best, and Training Apex.

The Foundation Training Program, anchored across India, Mexico, the US, the UK, Canada, Germany, Australia, Singapore, and Japan, enables newly on-boarded entry-level hires to transform into corporate professionals. Comprising over 50 technology streams, the curriculum has kept pace with the dynamic business requirements and the preferred pedagogical approach of

the current generation of talent. Generative AI and prompt engineering courses have been introduced to ensure freshers are adept in the new skills.

Our Continuous Education Program is aimed at reskilling / upskilling our existing employees with the twin objectives of increasing fulfilment of skilled talents in client projects and enriching their expertise in next-generation digital technologies and methodologies, including gen AI technologies. We provide online self-learning, instructor-led virtual training opportunities along with in-person classroom training opportunities to our employees. Bridge programs help employees with training and internship opportunities to switch to a new career field, while retaining them within the organization.

Lex, our in-house learning platform, offers over 18,000 curated courses, including over 13,000 courses procured from vendor partners both for enterprise consumption and niche communities with specific knowledge requirements. Around 45,000 employees use Lex on weekdays and around 8,500 employees use it on weekends, with an average learning time of 40 minutes.

Infosys Wingspan, our configurable talent transformation platform for clients, is used by several global organizations for their talent transformation programs.

Infosys Springboard aims to empower over 10 million people with digital and life skills by 2025. This program, led by a dedicated team of experts collaborating globally with curriculum partners, non-profits, and a global network of leading educational institutions. More than 14,800 learning resources are available and about 7.9 million learners across the world are actively consuming content on Infosys Springboard.

VIII. Other details

1. Quality

The Quality function at Infosys, in line with the organization's vision and strategy of 'Navigate the Next', has three strategic imperatives:

- Differentiate Infosys' services through superior performance and quality
- Optimize Infosys' client projects as well as internal functions for greater efficiency and agility
- De-risk Infosys' operations by ensuring delivery excellence, compliance and sustainability

Our Quality team continues to scale and evolve our capabilities in Agile, DevSecOps and Site Reliability Engineering, apart from driving the shift from project to product and platform-led ways of working using our product-centric value delivery approach. The Quality team also consults several clients in transforming their ways of working to be faster, better, and efficient.

Today, clients are looking at maximizing their return from investments in digital technologies leveraging the power of AI. This requires multiple capabilities across product-based working, user experience design, data, advanced engineering, and digital talent enablement to come together seamlessly in the context of a digital transformation program. The evolved Infosys digital operating model for an AI-first enterprise was released last year, to address this need.

Quality has been leading the way in driving lean and automation in the organization to enhance productivity and quality, which has resulted in large optimization in projects. It deployed robust frameworks, tools and platforms across service lines in a collaborative manner to drive hyper-productivity and engineering excellence. Last year, the Quality team created a holistic automation maturity model to help navigate projects towards increasing automation levels, from point tools towards cognitive and autonomous operations, leveraging AI and Gen AI.

Quality continues to drive best practices and sustenance through structured audits and assessment frameworks, focusing on de-risking the organization, with augmented coverage of services, centers and subsidiaries. We continue to comply with international management system standards and models, viz., ISO 9001, ISO 27001, ISO 14001, ISO 45001, ISO 22301, ISO 20000, AS 9100 and ISO 27701.This includes the Infosys group's transition to the new information security standard ISO 27001 : 2022.

Infosys is the first IT company to comply with and get certified for ISO 42001:2023 standard for AI management systems. The Company continued to comply with and get assessed at the enterprise level for SSAE 18 SOC 2 type II & ISAE 3402 / SSAE 18 SOC 1 type II, including cloud platforms and AI and has received an independent auditors' assurance compliance report. Six of our IT hubs based in the US were certified for the first time for ISO 27001 Information security, ISO 27701 Data Privacy, and ISO 22301 Business continuity management system.

2. Infosys Center for Emerging Technology Solutions (iCETS)


iCETS
InspireNEXT
H3 trends, LPaaS & CoE
Analyze new technologies and business trends (H3), and develop thought leadership
ServiceNEXT
Technology and domain platforms
Help Infosys amplify innovation by creating platforms / IP / accelerators and software-led offerings
IncubateNEXT
Living Labs and Innovation Hubs
Establish strategic innovation tie-ups with clients by building emerging technology-driven solutions through Living Labs & Innovation Hubs
ConnectNEXT
Infosys Innovation Network (IIN)
An ecosystem of startups, clients, hyperscalers and universities to supply the best innovations from around the world

iCETS is the emerging technology solution incubation partner for Infosys' clients and units. It provides next-generation platforms and innovation-as-a-service to help future-proof enterprise businesses, leveraging 'New Emerging and eXploratory Technologies' (NEXT). There are four distinct dimensions across which iCETS delivers innovation.

InspireNext: A set of capabilities and offerings designed to help discover new possibilities of doing business. The Listening Post as a Service (LPaaS) acts as signal catcher of new business and technology trends. We have helped over 50 clients to detect early signals of evolving phenomena from across innovation centres across the world. The insights gathered from our LPaaS program and our clients help us to set up and develop Centers of Excellence (CoE) for technologies such as AI &gen AI, quantum computing, cybersecurity, mixed reality, etc. These CoE experiment with and develop possible and demonstrable solutions for our clients, e.g. an AI benchmarking platform, logistics optimization using quantum technologies, etc.

ServiceNext: Leverages newly-developed capabilities and IP to help differentiate our service offerings or create new offerings for our clients. e.g. LEAP for *AI led* maintenance projects, CyberNext for cybersecurity management for our clients, iQE for quality engineering services, IDW for data readiness for AI, etc. Each of these platforms gives Infosys an edge by providing efficient services and helping clients to reduce costs and risks while adopting new solutions. We have over 1,000 client deployments of our IP across our portfolio. Be The Navigator (BTN) is our flagship program for grassroot innovation. It is a structured and scalable program for our clients to leverage our innovation expertise and infrastructure to make improvements each day.

ConnectNext: Brings together innovations from an external ecosystem of hyperscalers, startups and universities. The Infosys Innovation Network (IIN) today nurtures over 300 startups across technologies. Its collaboration with hyperscalers and product players helps to differentiate Infosys' services and platforms, including in AI, data readiness, immersive experiences, space, semiconductor etc. With these startup-led solutions, we have helped over 700 clients to discover the best innovations from around the world.

IncubateNext: Provides our clients with rapid and agile innovation capabilities. Infosys internal experts, IP and external partnerships like startups bring significant scope for experimentation, scaling of ideas and increased velocity of innovation. Infosys Living Labs has helped over 100 clients in adopting new technologies like AI, gen AI, mixed reality, customer experience, etc. Most of our innovations are also made available for wider learnings via our Innovation Hubs. With over 130 different technology experiences, we get our clients from different industries to understand the potential and apply these innovations to their business opportunities.

3. Branding

Brand Infosys is a key intangible asset for the Company, counted among the world's Top 100 brands, and recognized as the fastest growing IT services brand globally. It is nurtured by over 3,17,000 of our purpose-driven associates seeking to amplify human potential and create the next opportunity for people, businesses, and communities. The brand serves to position Infosys as the next-generation digital-first, cloud-first, and AI-first partner of choice for enterprises navigating their business transformation. It is built around the premise that the experience we have gained, over four decades, in managing the systems and workings of global enterprises enables us uniquely to be navigators for our clients. We do it by enabling them with an AI-first core. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning foundation drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem. Our localization investments in talent and digital centers help accelerate the business transformation agenda. For over four

decades, we have been deeply committed to being a well-governed, environmentally sustainable partner for our clients, where diverse talent, in an inclusive workplace, helps them navigate their next.

Our marketing reach extends globally through digital-first multi-channel campaigns. As the digital innovation partner for the Australian Open, Roland-Garros, ATP and The International Tennis Hall of Fame, we help showcase how brand Infosys is reimagining the tennis ecosystem for a billion fans globally, leveraging data, insights and digital experiences. We are also the official digital innovation partner of Madison Square Garden (MSG) properties including the New York Knicks, New York Rangers and the MSG Arena. Our strategic partnerships with Dow Jones, The Economist Group, Financial Times and Handelsblatt Media Group further accentuate this position. We participate in premier business and industry events around the world, while also organizing our own signature events and CXO roundtables. Confluence, our flagship client event series across the US, Europe and APAC, is rated highly by our clients and industry partners.

4. Client base

Our client-centric approach continues to bring us high levels of client satisfaction. We, along with our subsidiaries, added 385 new clients, including a substantial number of large global corporations. Our total client base at the end of the year stood at 1,882 . The client segmentation, based on the last 12 months' revenue for the current and previous years, on a consolidated basis, is as follows:

Clients	2024	2023
100 million dollar +	40	40
50 million dollar +	83	75
10 million dollar +	315	298
1 million dollar +	959	922

5. Infosys Leadership Institute

Continuing its award-winning streak, the Infosys Leadership Institute (ILI) won the prestigious Society of Human Resources (SHRM) Excellence award for Developing Leaders of Tomorrow in fiscal 2024. This was accompanied by the highest internal recognition of Infosys Awards for Excellence for its IamtheFuture program focused on leadership diversity and Constellation program focused on strengthening the leadership succession pool. As a part of the Constellation program, the high-potential leaders continued to work on the organizational strategic projects, bolstered by a certificate program on Organizational Change Leadership from MIT.

In addition to strengthening the succession pool through the Constellation program, there were specific programs designed to augment succession strength across the organization. With technology-led disruption becoming all-pervasive, particularly driven by GenAI, ILI curated a business-oriented certification program on AI by Kellogg. More than 400 leaders have enrolled in the program and this focus will continue in fiscal 2025. Leadership engagement and development continue to strengthen with about 95% of our leaders completing at least one significant leadership program this year, with more than 70% completing a certification program from an Ivy League institution. Our leaders invested about 10,000 learning days equivalent to strengthen their leadership capabilities.

The third phase of the highly-acclaimed IamtheFuture program commenced in fiscal 2024, with a focus on building higher-order organizational and leadership capabilities, culminating in projects designed for business impact. More than 500 women leaders have completed various phases of this program, earning the ILI-Stanford GSB certificate.

6. Infosys Knowledge Institute

The Infosys Knowledge Institute (IKI) is the business research and thought leadership arm of Infosys. IKI harnesses the intellectual capital of Infosys' subject matter experts to produce unique and fresh content and insights on the business impact that technology can drive for prospects and clients. IKI also develops its proprietary data and insights through multiple large-scale surveys and quantitative analysis. These are published through its flagship Radar maturity assessments, the annual Tech Navigator report on future trends and the ongoing TechCompass tech trends series. IKI has collaborated with over 600 clients and created over 1,200 assets since inception. For more information, visit https://infosys.com/iki.

7. ESG vision and ambitions

In October 2020, we launched our ESG Vision 2030 to "shape and share solutions that serve the development of businesses and communities". Our vision continues to reflect how ESG is integral to Infosys' sustainable business performance. We continue to be carbon neutral across Scope 1, 2 and 3 emissions for the fifth year in a row. We have expanded our reskilling initiatives to empower more than 10 million people with digital skills and more than 80 million with Tech for Good programs in e-governance, healthcare and education. Our commitment to nurturing greater inclusivity and strengthening our gender-diverse workforce continues to grow from strength to strength.

An empowered, diverse and inclusive Board continues to sharpen stakeholder focus by bringing their interests to the fore. Our data privacy and information management efforts continue to receive global accolades.

For more information about our ESG Vision and ambitions, read our ESG Vision 2030 document at https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html.

For information on the progress of our ESG ambitions, read the ESG report at https://www.infosys.com/sustainability/documents/infosys-esg-report-2023-24.pdf

Corporate governance report

Our corporate governance philosophy

Our corporate governance is a reflection of our value system, encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices and performance, and ensure that we gain and retain the trust of our stakeholders at all times.

Corporate governance is an ethically-driven business process that is committed to values aimed at enhancing an organization's capacity to create wealth. This is ensured by taking ethical business decisions and conducting business with a firm commitment to values, while meeting stakeholders' expectations. At Infosys ("the Company"), it is imperative that our Company affairs are managed in a fair and transparent manner. This is vital to gain and retain the trust of our stakeholders.

We are committed to defining, following and practicing the highest level of corporate governance across all our business functions.

Our corporate governance is a statement of the values we stand by as we conduct our business and engage with our stakeholders. Our Company has been a leader in adopting internationally-recognized corporate governance guidelines and has set the highest standards in abiding by them.

Our governance rests on our core value system of C-LIFE (Client Value, Leadership by Example, Integrity and transparency, Fairness and Excellence) and is guided by the OECD (Organization for Economic Co-operation and Development) principles. Our corporate governance framework thus encompasses:


G20/OECD Principles of Corporate Governance
1 Ensuring the basis for an effective corporate governance framework
2 The rights and equitable treatment of shareholders and key ownership functions
3 Institutional investors, stock markets and other intermediaries
4 Disclosure and transparency
5 The responsibilities of the board
6 Sustainability and resilience
Infosys values: C-LIFE
Client value
Leadership by example
Integrity and transparency
Fairness
Excellence
Responsible leadership
Lead by example by ensuring independence of the Board and effectiveness of the Management
Board as a trustee
Safeguard the shareholder's capital as trustee, and not as its owner
Legal compliance
Satisfy both the spirit and the letter of the law in all our actions and disclosures
Effective corporate governance
Build simple and transparent processes driven by business needs of all stakeholders
Integrity and transparency & Relationship with stakeholders
Ensure transparency and maintain a high level of integrity
Communicate frequently with stakeholders, including clients, employees, shareholders and stock markets
Fairness and excellence
Be objective and ethical, and deliver the best to earn trust and respect from our stakeholders
Infosys corporate governance framework

Our corporate governance is reinforced through the Company's Code of Conduct and Ethics, corporate governance guidelines and committee charters. Our Board and Management processes, audits and internal control systems reflect the principles of our corporate governance framework. This report gives a comprehensive overview of how our governance adheres to the seven pillars of our governance framework.

Board as a trustee

The Board recognizes its primary role of trusteeship of shareholder capital. As a trustee, it strives to ensure excellence and integrity in setting world-class corporate governance standards.

Corporate governance guidelines

Strong corporate governance is the bedrock of our sustained performance and has helped us gain the trust and respect of all our stakeholders. The enhancement of these corporate governance standards, through periodic evaluation and change, is one of the most important aspects of ensuring value creation for our stakeholders.

Our corporate governance follows the guidelines established by the Board of the Company. These guidelines provide a structure within which directors and the Management can effectively pursue the Company's objectives for the benefit of its stakeholders. These are framed in conjunction with the Company's Memorandum & Articles of Association, the charters of the committees of the Board and applicable laws / regulations / guidelines in force in India, the US and other jurisdictions, as applicable. The guidelines can be accessed on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-governance-guidelines.pdf.

Role of the Board of Directors

The primary role of the Board is that of trusteeship – to protect and enhance shareholder value. As trustees, the Board has a fiduciary responsibility to ensure that the Company has clear goals aligned to shareholder value and its growth. Further, the Board is also responsible for:

- Exercising appropriate control to ensure that the Company is managed efficiently to fulfil stakeholders' aspirations and societal expectations.
- Monitoring the effectiveness of the Company's governance practices and making changes as necessary.
- Providing strategic guidance to the Company and ensuring effective monitoring of the Management.
- Exercising independent judgment on corporate affairs.
- Assigning a sufficient number of non-executive members of the Board to tasks where there is a potential for conflict of interest, to exercise independent judgment.
- Reviewing and guiding corporate strategy, major plans of action, risk policy, annual budgets and business plans, setting performance objectives, monitoring implementation and corporate performance, and overseeing major capital expenditures, acquisitions and divestments.

Independent directors

We abide by the definitions of an independent director, as laid down under the Companies Act, 2013 ("the Act") and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("the Listing Regulations"), as amended, along with the definitions laid down in the New York Stock Exchange (NYSE) listed company manual, the Sarbanes-Oxley Act, and US securities laws by virtue of our listing on the NYSE in the US.

Based on the disclosures received from all independent directors and in the opinion of the Board, the independent directors fulfil the conditions specified in the Act, the Listing Regulations, NYSE listing manual and are independent of the Management.

Board composition

The Company recognizes and embraces the importance of a diverse Board in its success. We believe that a truly diverse Board will leverage differences in thought, perspective, regional and industry experience, cultural and geographical background, age, ethnicity, race, gender, knowledge, skills including expertise in financial, diversity, global business, leadership, information technology, mergers and acquisitions, Board service and governance, sales and marketing, Environmental, Social and Governance (ESG), risk management and cybersecurity and other domains, which will ensure that Infosys retains its competitive advantage.

As on March 31, 2024, the Board comprised of nine members, consisting of a non-executive and non-independent Chairman, Chief Executive Officer & Managing Director (CEO & MD), and seven independent directors.

The profile of the Board members encompassing details of nationality, age, date of (re)appointment, tenure on the Board, term-ending date, shareholding, Board memberships in Indian companies, committee details as per Regulation 26 of the Listing Regulations and the details of core expertise / competency of each director is provided under Infosys Board of Directors section in the Integrated Annual Report. There are no inter-se relationships between our Board members. The Company does not have any pecuniary relationship with any of the non-executive directors. Further, during the year, the Company has not provided any loans or advances to firms / companies in which directors are interested.

The Board has six committees – Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee, Corporate Social Responsibility (CSR) Committee and ESG Committee. All committees comprise only independent directors, one of whom is chosen as the chairperson of the committee. The Company also has a Cybersecurity Risk Sub-committee under the Risk Management Committee. The Sub-committee comprises only independent directors.

Size and composition of the Board as on March 31, 2024


Male directors
77.78%
22.22%
Female directors
Indian directors
55.56%
44.44%
Foreign national directors
Non-executive and non-independent director
Nandan M. Nilekani
Executive director
Salil Parekh
Independent directors
D. Sundaram
Michael Gibbs
Bobby Parikh
Chitra Nayak
Govind Iyer
Helene Auriol Potier
Nitin Paranjpe
Average tenure (in years)
6.6
Non-executive and non-independent director
6.2
Executive directors
3.8
The Board
3.1
Independent directors
Tenure of the directors
< 2 years
2 - 4 years
> 4 years

Board meetings

Scheduling and selection of agenda items for Board meetings

The tentative dates of Board meetings for the next fiscal are decided in advance and published in the Integrated Annual Report. The Chairman and the Company Secretary, in consultation with the CEO & MD, propose the agenda for each meeting, along with explanatory notes, and distribute these in advance to the directors. Every Board member can suggest the inclusion of additional items in the agenda.

The Board meets at least once a quarter to review the quarterly results and other items on the agenda. Additional meetings are held when necessary. Independent directors are expected to attend at least four quarterly Board meetings and the Annual General Meeting (AGM). However, with the Board being represented by independent directors from various parts of the world, it may not be possible for all of them to be physically present at all meetings. Hence, we provide video / teleconferencing facilities to enable their participation.

The Board members are expected to rigorously prepare for, attend and participate in Board and applicable committee meetings. Each member is expected to ensure their other commitments do not materially interfere with their responsibilities towards the Company.

Meeting of independent directors

For the Board to exercise free and fair judgment in all matters related to the functioning of the Company as well as the Board, it is important for the independent directors to have meetings without the presence of the executive management.

Schedule IV of the Companies Act, 2013 and the Rules thereunder mandate that the independent directors of the Company shall hold at least one meeting in a financial year, without the attendance of non-independent directors and members of the Management. Even before the Companies Act, 2013 came into effect, our Board's process mandated periodic meetings attended exclusively by the independent directors.

During the year, the independent directors met four times. At such meetings, the independent directors discuss, among other matters, the performance of the Company and risks faced by it, the flow of information to the Board, competition, strategy, leadership strengths and weaknesses, governance, compliance, Board movements, succession planning, human resources matters and the performance of the executive members of the Board, and the Chairman.

Responsible leadership

Leading by example is a key tenet of corporate governance at Infosys. Both the Board and the Management work together to set the highest standards of responsible leadership.

Responsibilities of the Board leadership

We believe that an active, well-informed, diversified and independent board is necessary to ensure the highest standards of corporate governance. At Infosys, the Board is at the core of our corporate governance practice. The Board oversees the Management's functions and protects the long-term interests of our stakeholders.

The responsibilities and authority of the Chairman, the CEO & MD and the lead independent director are as follows:

Chairman

The Company has separated the roles of Chairman and the CEO & MD to create a more balanced governance structure. The Chairman leads the Board and is responsible for fostering and promoting the integrity of the Board while nurturing a culture in which the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. He presides over all meetings of the Board and of the shareholders of the Company.

The Chairman takes a lead role in managing the Board and facilitates effective communication among directors. He is responsible for overseeing matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and the performance of individual directors.

The Chairman actively works with the Nomination and Remuneration Committee to plan the composition of the Board and Board committees, induct directors to the Board, plan for director succession, participate effectively in the Board evaluation process and meet with individual directors to provide constructive feedback and advice.

CEO & MD

The CEO & MD is responsible for executing corporate strategy in consultation with the Board, as well as for brand equity, planning, building external contacts and all matters related to the management of the Company. He is responsible for achieving annual and long-term business targets. The CEO & MD also monitors the external and internal competitive landscape, and new industry developments and standards, identifies opportunities for expansion and acquisition, and builds relationships with customers and markets to enhance shareholder value and implementing the organization's vision, mission, and overall direction.

The CEO & MD acts as a link between the Board and the Management and is also responsible for leading and evaluating the work of other executive leaders.

Lead Independent Director

The lead independent director was appointed by the Board to ensure robust independent leadership of the Board. The general authority and responsibilities of the lead independent director are decided by the group of independent directors. The lead independent director also performs additional duties as determined by the Board.

The lead independent director provides leadership to the independent directors, liaises on behalf of the independent directors and ensures the Board's effectiveness in maintaining high-quality governance of the organization and effective functioning of the Board.

Key Board qualifications, expertise and attributes

The table below summarizes the key qualifications, skills, and attributes that are taken into consideration while nominating candidates to serve on the Board.

Financial	Diversity	Global business
Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes, or experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions	Representation of gender, ethnic, geographic, cultural, or other perspectives that expand the Board's understanding of the needs and viewpoints of our customers, partners, employees, governments and other stakeholders worldwide	Experience in driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities
Leadership	**Information Technology**	**Mergers and Acquisitions**
Extensive leadership experience at a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth	Significant background in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models	A history of leading growth through acquisitions and other business combinations, with the ability to assess 'build or buy' decisions, analyze the fit of a target with the Company's strategy and culture, accurately value transactions, and evaluate operational integration plans
Board service and governance	**Sales and marketing**	**Sustainability, and Environmental, Social and Governance (ESG)**
Service on a public company board to develop insights about maintaining board and management accountability, protecting shareholder interests, and observing appropriate governance practices	Experience in developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation	Experience in leading the sustainability and ESG visions of organizations, to be able to integrate these into the strategy of the Company

Risk management	Cybersecurity
Experience in identifying and evaluating the significant risk exposures to the business strategy of the Company and assess the Management's actions to mitigate strategic, legal and compliance, and operational risk exposures	Experience in assessing and managing cybersecurity-related risks and implementing cybersecurity policies, procedures and strategies

The details of core expertise / competency of each director are provided in *Infosys Board of Directors* section in the Integrated Annual Report.

Selection and appointment of new directors

The Board delegates the screening and selection process to the Nomination and Remuneration Committee. It presents a diverse slate of recommendations of eligible candidates to the Board for their approval as per the criteria laid down in Nomination and Remuneration Policy. Subsequently, the Board recommends and place it before the shareholders for their approval.

Succession planning

The Nomination and Remuneration Committee works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and to senior management positions. The Company strives to maintain an appropriate balance of skills and experience within the organization and the Board in an endeavour to introduce new perspectives while maintaining experience and continuity. In addition, promoting senior management within the organization fuels the ambitions of the talent force to earn future leadership roles.

Training of Board members

All new non-executive directors inducted to the Board are introduced to our Company culture through orientation sessions. Executive directors and senior management provide an overview of operations and familiarize the new non-executive directors on matters related to our values and commitments. They are also introduced to the organization structure, services, Group structure and subsidiaries, constitution, Board procedures, matters reserved for the Board, major risks and risk management strategy. The details of the familiarization program are also available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/training-board-members2024.pdf.

Non-executive and independent directors of the Board are familiarized through engagements such as:

Strategy retreat: We organize an annual management strategy retreat with the Board to deliberate on various topics related to strategic planning, progress of ongoing strategic initiatives, risks to strategy execution and the need for new strategic programs to achieve the Company's long-term objectives. This provides the Board members a platform to bring their expertise to various strategic initiatives, while also giving an opportunity for them to understand detailed aspects of execution and challenges relating to the specific theme.

Through this process, members of the Board get a comprehensive and balanced perspective on the strategic issues facing the Company, the competitive differentiation being pursued by the Company, an overview of the execution plan and interact closely with the senior leadership of the Company.

During the year, the following trainings were organized for the Board:

Generative Artificial Intelligence (AI) & Risk management:

This session covered topics such as i) Emerging AI technologies; ii) Corporate strategies to tackle AI; iii) Market needs and global macro trends; iv) Understanding neural and deep neural networks; v) Regulatory landscape and examples across jurisdictions.

Governance and crisis management:

This session covered topics such as crisis management and related regulatory landscape. It covered practical challenges and learnings from other corporates and showcased the impact of effective and ineffective management of crisis. The significance of crisis preparedness, reviewing risks and subsequent challenge management were the highlights.

Environmental, Social and Governance:

This course covered topics such as global outlook on ESG risks and opportunities, global ESG (reporting) frameworks and regulatory landscape, potential focus areas for future, and insights into leading ESG practices, etc.

We also facilitate the continual educational requirements of our directors. Each director is entitled to a training fee of US$5,000 per year. Support is provided for independent directors if they choose to attend educational programs in the areas of Board / corporate governance.

During the year, one of the independent directors attended the National Association of Corporate Directors (NACD) Cybersecurity event. The training focused on strategies necessary to effectively oversee cybersecurity, protect sensitive data, and ensure the resilience of their businesses in the face of cyber threats.

The details of the training programs attended by the Board members in fiscal 2024 are as follows:

Name of the director	No. of training hours attended during fiscal 2024
Nandan M. Nilekani	5.5
Salil Parekh	7.0
D. Sundaram	7.0
Michael Gibbs	7.0
Uri Levine[(1)]	1.5
Bobby Parikh	7.0
Chitra Nayak	10.0
Govind Iyer	7.0
Helene Auriel Potier[(2)]	5.5
Nitin Paranjpe[(3)]	5.5
Total hours	**63.0**

[(1)] Retired as Independent Director effective April 19, 2023;
[(2)] Appointed as Independent Director effective May 26, 2023;
[(3)] Appointed as Independent Director effective January 1, 2024

Effective corporate governance

Our legacy of good corporate governance has translated into trust from all stakeholders. To maintain this trust, continuous efforts are made to facilitate effective corporate governance measures such as constitution, governance and working of Board committees.

Availability of information to Board members

The Board has unrestricted access to all Company-related information, including that of our employees. At Board meetings, managers and representatives who can provide additional insights into the items being discussed are invited. Information is provided to the Board members on a continuous basis for their review, inputs and approval. Strategic and operational plans are presented to the Board in addition to the quarterly and annual financial statements. Specific cases of acquisitions, important managerial decisions, material positive / negative developments and statutory matters are presented to the committees of the Board and later, with the recommendation of the committees, to the Board for its approval. As a process, information to directors is submitted along with the agenda well in advance of Board meetings. Inputs and feedback of Board members are taken and considered while preparing the agenda and documents for the Board meetings. At these meetings, directors can provide their inputs and suggestions on various strategic and operational matters.

Attendance of directors during fiscal 2024

During the year, six Board meetings were held.

Board attendance

Name of the director	Attended AGM on June 28, 2023	No. of Board meeting						Held during tenure	Attended	%
		1	2	3	4	5	6			
		April 12-13, 2023	June 26, 2023	July 19-20, 2023	October 11-12, 2023	December 11, 2023	January 10-11, 2024			
Nandan M. Nilekani	Video call	L	L	Present	Present	Video call	Present	6	4	**67**
Salil Parekh	Video call	Present	Video call	Present	Present	Video call	Present	6	6	**100**
D. Sundaram	Video call	Present	Video call	Present	Present	Video call	Present	6	6	**100**
Michael Gibbs	Video call	Present	Video call	Present	Present	Video call	Present	6	6	**100**
Uri Levine(1)	NA	Present	NA	NA	NA	NA	NA	1	1	**100**
Bobby Parikh	Video call	Present	Video call	Present	Present	Video call	Present	6	6	**100**
Chitra Nayak	Video call	Present	Video call	Present	Present	Call	Present	6	5	**83**
Govind Iyer	Video call	Present(2)	Call	Present	Video call	L	Present	6	4	**67**
Helene Auriol Potier(3)	Video call	NA	L	Present	Present	Video call	Present	5	4	**80**
Nitin Paranjpe(4)	NA	NA	NA	NA	NA	NA	Present	1	1	**100**
% Attendance	100	88	63	100	100	75	100			

Present   Attended through video call   Attended through call   L: Leave of absence

(1) Retired as Independent Director effective April 19, 2023

(2) Attended physically on April 12, 2023 and through VC on April 13, 2023

(3) Appointed as Independent Director effective May 26, 2023

(4) Appointed as Independent Director effective January 1, 2024

Governance of Board committees

The Board, in consultation with the Nomination and Remuneration Committee, is responsible for assigning and determining the terms of service for committee members.

The Chairman of the Board, in consultation with the Company Secretary and the respective committee chairperson, determines the frequency of the committee meetings. Generally, all committees meet four times a year. The recommendations of the committees are submitted to the Board for approval. During the year, all recommendations of the committees were approved by the Board.

The quorum for meetings is the higher of two members or one-third of the total number of members of the committee.

Board committees as on March 31, 2024

The Board

Audit Committee
- Bobby Parikh (Chairperson)
- D. Sundaram
- Michael Gibbs

Nomination and Remuneration Committee
- D. Sundaram (Chairperson)
- Michael Gibbs
- Govind Iyer
- Nitin Paranjpe

Corporate Social Responsibility Committee
- Govind Iyer (Chairperson)
- Chitra Nayak
- Michael Gibbs

Environmental, Social and Governance Committee
- Chitra Nayak (Chairperson)
- Govind Iyer
- Helene Auriol Potier

Risk Management Committee
- D. Sundaram (Chairperson)
- Michael Gibbs
- Bobby Parikh
- Chitra Nayak
- Govind Iyer
- Helene Auriol Potier
- Nitin Paranjpe

Cybersecurity Risk Sub-committee
- Michael Gibbs (Chairperson)
- D. Sundaram
- Govind Iyer
- Chitra Nayak

Stakeholders Relationship Committee
- Michael Gibbs (Chairperson)
- D. Sundaram
- Bobby Parikh
- Chitra Nayak

Chairperson | Member

Audit Committee



Bobby Parikh
Chairperson and Financial expert

The Audit Committee ("the Committee") comprises only independent directors. As on March 31, 2024, the Committee comprised:

1. Bobby Parikh, *Chairperson and Financial expert*
2. D. Sundaram, *Financial Expert*
3. Michael Gibbs

The Company Secretary acts as the secretary to the Audit Committee.

Objectives of the Committee

The primary objective of the Committee is to assist the Board with oversight of:

1. The accuracy, integrity and transparency of the Company's financial statements with adequate and timely disclosures;
2. Compliance with legal and regulatory requirements;
3. The Company's independent auditors' professional qualifications and independence;
4. The performance of the Company's independent auditors and internal auditors; and
5. Acquisitions and investments made by the Company.

Audit Committee Charter

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on NYSE in the US. In India, Regulation 18 of the Listing Regulations and in the US, the Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate Audit Committee Charter. The Committee is guided by the Charter adopted by the Board, available on the Company's website, at https://www.infosys.com/investors/corporate-governance/documents/audit-committee-charter.pdf.

Process adopted by the Committee to fulfill its objectives
Ensuring an effective and independent internal audit function, which works to provide assurance regarding the adequacy and operation of internal controls and processes intended to safeguard the Company's assets, effective and efficient use of the Company's resources and, timely and accurate recording of all transactions
Meeting the independent auditor from time to time to discuss key observations related to the financial statements for the relevant period
Providing an independent channel of communication for the Chief Compliance Officer, the internal auditor and the independent auditor
Inviting members of the Management and, at its discretion, external experts in legal, financial and technical matters, to provide advice and guidance
Reviewing its own Charter, structure, processes, membership periodically, and recommending proposed changes to the Board for approval
Meeting at least four times in a year and not more than 120 days shall elapse between two meetings
Providing periodic feedback and reports to the Board

Committee governance

The Committee fulfills the requirements of:

- Audit Committee Charter
- Section 149 and 177 of the Companies Act, 2013
- Regulation 18 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee, to carry out its responsibilities efficiently and transparently, relies on the Management's financial expertise and that of the internal and independent auditors. The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the Generally Accepted Auditing Principles and for issuing a report based on the audit.

The Committee met eight times during the year, which is more than the requirement of the Companies Act, 2013 and the Listing Regulations.

Composition and attendance

100%	3	8	100%
Independence	**Members**	**Meetings**	**Attendance**

Attendance details of the Audit Committee

Audit Committee meeting

Name of the member	Committee meeting details								Held during tenure	Attended	%
	1	2	3	4	5	6	7	8			
	April 12-13, 2023	June 26, 2023	July 19-20, 2023	October 11-12, 2023	December 11, 2023	December 13-14, 2023	January 10-11, 2024	March 11-12, 2024			
Bobby Parikh	Present	Video call	Present	Present	Video call	Video call	Present	Video call	8	8	**100**
D. Sundaram	Present	Video call	Present	Present	Video call	Video call	Present	Video call	8	8	**100**
Michael Gibbs	Present	Video call	Present	Present	Video call	Video call	Present	Video call	8	8	**100**
% Attendance	100	100	100	100	100	100	100	100			

Present   Attended through video call   L: Leave of absence

Audit Committee report for the year ended March 31, 2024

Key highlights of the activities of the Committee during the year	Frequency
The Management shared the Company's financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, with the Committee.	Q
Held discussions with the auditors (whenever necessary, without the presence of members of the Management) regarding the Company's audited financial statements and sought the auditors' judgment on the quality and applicability of the accounting principles, the reasonableness of significant judgments, the independence of the auditors, the internal controls, the integrity of the Company's financial reporting process, the adequacy of disclosures in the financial statements and other matters as the Committee deemed necessary	Q
Evaluated internal financial controls and risk assessment and management systems and reviewed the responsibilities, functions, qualifications, performance and adequacy of internal audit function	Q
Undertook an annual performance evaluation of its own effectiveness	A
Reviewed with independent auditors the nature and scope of the audit, reviewed the audit engagement and internal quality control procedures to ascertain adequacy and appropriateness	A
Reviewed the Management's discussion and analysis of the financial condition and results of operations	A
Discussed with the auditors the matters required by Public Company Accounting Oversight Board (PCAOB) Auditing Standard 1301, as adopted by the PCAOB in Rule 3200	A
Besides discussing the overall scope and plan for the internal audit and requirements of SEC, SEBI and other regulatory bodies, the Committee also reviewed the adequacy and effectiveness of the Company's legal, regulatory and ethics compliance programs.	Q

Key highlights of the activities of the Committee during the year	Frequency
Reviewed the annual performance assessment of statutory auditors, internal auditors and the secretarial auditors	A
Recommended appointment of internal auditors and secretarial auditors	A
Reviewed and recommended audit fees, audit-related fees, availing permissible non-audit services by statutory auditors and the corresponding non-audit service fees for Board's approval	P
Helped the Board monitor the Management's financial reporting process	P
Reviewed the process adopted by the Management for testing impairment of assets including financial assets and goodwill	A
Reviewed the significant transactions of the subsidiaries	P
Reviewed and approved related party transactions, granted omnibus approvals from time to time, took note of half-yearly disclosures to the stock exchanges and recommended to the Board for approval as and when necessary	P
Recommended acquisitions, investments, divestment and reviewed the performances of the acquired entities and end-utilization of intercorporate loans and advances	P
Monitored and reviewed internal controls and mechanism to track the compliances and periodical reporting to SEBI under insider trading regulations and also reviewed compliance with the Company's Code of Conduct and Ethics, reviewed the legal and compliance updates in addition to the investigations of the whistleblower complaints received during the year	Q
Reviewed and recommended to the Board on various policies as part of annual policy review process	A
Took note of disclosures by promoters under Regulation 31(5) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011	A

Frequency **A** Annually **Q** Quarterly **P** Periodically

Key recommendations of the Committee

Based on its discussion with the Management and the auditors, and a review of the representations of the Management and the report of the auditors, the Committee has recommended the following to the Board:

- The Company's quarterly condensed financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, be accepted by the Board
- The audited financial statements of Infosys Limited, prepared in accordance with Ind AS, for the year ended March 31, 2024, be accepted by the Board as a true and fair statement of the financial status of the Company
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in accordance with Ind AS, for the year ended March 31, 2024, be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in Indian rupee in accordance with IFRS, for the quarter and year ended March 31, 2024, be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in US dollar in accordance with IFRS, for the year ended March 31, 2024, be accepted by the Board as a true and fair statement of the financial status of the Group and included in the Company's Annual Report on Form 20-F, to be filed with the U.S. Securities and Exchange Commission (SEC)
- The appointment of Ernst & Young LLP as the internal auditors of the Company for the year ending March 31, 2025, to review various operations of the Company
- The appointment of Makarand M. Joshi & Co. Company Secretaries, as secretarial auditor for the year ending March 31, 2025, to conduct the secretarial audit as prescribed under Section 204 and other applicable sections of the Companies Act, 2013
- Recommended appointment of Jayesh Sanghrajka as Chief Financial Officer (CFO) of the Company effective April 1, 2024
- The Committee will be issuing a letter in line with Recommendation No. 9 of the Blue Ribbon Committee on Audit Committee effectiveness, to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on *Form 20-F*.

Relying on its review and the discussions with the Management and the independent auditors, the Committee believes that the Company's financial statements are fairly presented in conformity with Ind AS and IFRS and that there is no significant deficiency or material weakness in the Company's internal control over financial reporting. In conclusion, the Committee is satisfied that it has complied with its responsibilities as outlined in the Audit Committee Charter. The Board has accepted all recommendations made by the Audit Committee.

Sd/-

Bengaluru
April 17, 2024

Bobby Parikh
Chairperson
DIN: 00019437

Nomination and Remuneration Committee



D. Sundaram
Chairperson

The Nomination and Remuneration Committee ("the Committee") comprises only independent directors. As on March 31, 2024, the Committee comprised:

1. D. Sundaram, *Chairperson*
2. Michael Gibbs
3. Govind Iyer
4. Nitin Paranjpe

Objectives of the Committee

The main objectives and responsibilities of the Committee are to:

1. Assist the Board in discharging its responsibilities relating to the compensation of the Company's executive directors, Key Managerial Personnel (KMP) and senior management
2. Evaluate and approve the adequacy of the compensation plans, policies, programs and succession plans for the Company's executive directors, KMP and senior management (including identifying persons to be appointed to positions of KMP and senior management in accordance with identified criteria and to recommend to the Board their appointment and removal);
3. Formulate the criteria for determining qualifications, positive attributes and independence of a director, and performance evaluation of directors on the Board
4. Administration of equity-based plans / schemes approved by the shareholders
5. Oversee the Company's nomination process for KMP and senior management and identify, screen and review individuals qualified to serve as directors, KMP and senior management consistent with criteria approved by the Board
6. Recommend the appointment and removal of directors, for approval at the Annual General Meeting
7. Carry out evaluation of the performance of the Board and review the evaluation's implementation and compliance
8. Leadership development and succession planning
9. Develop and maintain corporate governance policies applicable to the Company
10. Devise a policy on Board diversity

Committee governance

The Committee fulfills the requirements of:

- Nomination and Remuneration Committee Charter
- Section 178 of the Companies Act, 2013
- Regulation 19 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee oversees key processes by which the Company recruits new members to its Board, and the processes by which the Company recruits, motivates and retains outstanding senior management as well as the Company's overall approach to human resources management.

Committee Policy and Charter

The Committee Charter and Policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-committee-charter.pdf

Policy: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

The Nomination and Remuneration Committee met five times during fiscal 2024.

Composition and attendance

100%	4	5	100%
Independence	**Members**	**Meetings**	**Attendance**

Attendance details of the Nomination and Remuneration Committee

Nomination and Remuneration Committee meeting

Name of the member	Committee meeting details					Held during tenure	Attended	%
	1	2	3	4	5			
	April 12, 2023	July 19, 2023	October 11, 2023	December 11, 2023	January 11, 2024			
D. Sundaram	Present	Present	Present	Video call	Present	5	5	**100**
Michael Gibbs	Present	Present	Present	Video call	Present	5	5	**100**
Govind Iyer	Present	Present	Video call	Video call	Present	5	5	**100**
Nitin Paranjpe[(1)]	NA	NA	NA	NA	Present	1	1	**100**
% Attendance	100	100	100	100	100			

Present   Attended through video call   L: Leave of absence

[(1)] Appointed as member of the Committee effective January 1, 2024

Nomination and Remuneration Committee report for the year ended March 31, 2024

Key highlights of the activities of the Committee during the year	Frequency
Made regular reports to the Board regarding its actions and made recommendations to the Board as appropriate	Q
Recommended the appointment of Egon Zehnder, a leadership advisory firm on board matters, to assist in evaluating the members of the Board, its committees, and the Board as a whole. Accordingly, the exercise was completed during fiscal 2024.	A
Undertook a review of the succession plans for key leadership positions, and helped to shape and monitor the development plans of key leadership personnel	P
Reviewed the responsibilities of the Board-level committees and based on the expertise of the members of the Board, recommended for the reconstitution of the Board-level committees	P
Reviewed and recommended to the Board the amendments to the Nomination and Remuneration Policy	P
Reviewed the Nomination and Remuneration Committee Charter	A
Reviewed the overall Board composition and recommended the appointment of Helene Auriol Potier and Nitin Paranjpe as members of the Board	P
Recommended the reappointment of Bobby Parikh and Chitra Nayak as Independent Directors of the Company for the approval of the Board	P
Placed a substantial focus on improving the overall diversity of the workforce and enhancing employee engagement through real-time feedback from employees	P
Stock incentives were approved and granted to eligible employees of the Company and subsidiaries during the year under the 2015 Plan and the 2019 Plan.	P
Undertook an annual performance evaluation of its own effectiveness	A
Recommended recognition of certain designation as Senior Management Personnel of the Company for the approval of the Board and periodically reviewed and recommended revision in their compensation for the approval of the Board	P
Reviewed various initiatives undertaken by the Company to ensure the safety, security and well-being of employees, as well as their overall development through learning programs and on-the-job training	Q
Took note of remuneration received by employees of the Company holding external Board positions	A
Recommended the appointment of Jayesh Sanghrajka as CFO and KMP effective April 1, 2024	P

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

Bengaluru
April 17, 2024

D. Sundaram
Chairperson
DIN: 00016304

Corporate Social Responsibility Committee



Govind Iyer
Chairperson

The Corporate Social Responsibility Committee ("the Committee") comprises only independent directors. As on March 31, 2024, the Committee comprised:

1. Govind Iyer, *Chairperson*
2. Chitra Nayak
3. Michael Gibbs

Our CSR philosophy

We focus on our social and environmental responsibilities to fulfil the needs and expectations of the communities around us. Our CSR is not limited to philanthropy, but encompasses holistic community development, institution-building and sustainability-related initiatives.

Objectives and responsibilities of the Committee

The primary objective of the Committee is to assist the Board in fulfilling its corporate social responsibility. The Committee has overall responsibility for:

1. Identifying the areas of CSR activities
2. Recommending the amount of expenditure to be incurred on the identified CSR activities
3. Implementing and monitoring the CSR Policy from time to time
4. Formulating a CSR annual action plan and recommending it to the Board
5. Reviewing the Company's CSR initiatives and programs
6. Coordinating with Infosys Foundation or such other agency(ies) in implementing programs and executing initiatives as per the CSR policy of the Company
7. To review the impact assessment report issued by independent agency on the Company's projects
8. To review CSR reporting / disclosures as may be required under various statutes
9. To review certificate issued for utilization of CSR funds earmarked for specific themes / projects

Committee governance

The Committee comprised three independent directors and fulfil the requirements of:

- Section 135 of the Companies Act, 2013
- CSR Committee Charter

The CSR Committee is responsible for identifying the areas of CSR activities, programs and execution of initiatives as per defined guidelines and for overseeing the activities / functioning of Infosys Foundation, Infosys Foundation USA and other initiatives undertaken by the Company, including in Australia and various part of Europe. The Foundations, in turn, guide the CSR Committee in reporting the progress of deployed initiatives, and making appropriate disclosures on a periodic basis.

The CSR Committee met four times during fiscal 2024.

Composition and attendance

100%	3	4	100%
Independence	Members	Meetings	Attendance

Attendance details of the CSR Committee

CSR Committee meeting

Name of the member	Committee meeting details				Held during tenure	Attended	%
	1	2	3	4			
	April 11, 2023	July 18, 2023	October 10, 2023	January 9, 2024			
Govind Iyer	Present	Present	Attended through video call	Present	4	4	**100**
Chitra Nayak	Present	Attended through video call	Present	Present	4	4	**100**
Uri Levine[(1)]	Present	NA	NA	NA	1	1	**100**
Michael Gibbs[(2)]	NA	Present	Present	Present	3	3	**100**
% Attendance	100	100	100	100			

Present   Attended through video call   L: Leave of absence

[(1)] Ceased to be a member of the Committee due to retirement effective April 19, 2023

[(2)] Appointed as a member of the Committee effective April 20, 2023

Committee Policy and Charter

The Committee, with the approval of the Board, has adopted the CSR Policy as required under Section 135 of the Companies Act, 2013. The Committee Charter and Policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf

Policy: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf

CSR report

The CSR report, as required under the Companies Act, 2013, for the year ended March 31, 2024, is attached as *Annexure 6* to the *Board's report.*

The Committee, on a periodic basis, reviewed and approved the budget and disbursement of funds. The Committee ensures that at least 2% of the average net profits of the Company made during the three immediately preceding financial years is spent for CSR activities in India during the year. Accordingly, during fiscal 2024, the Company spent ₹450.76 crore on various projects. The unspent balance of ₹39.54 crore is towards various ongoing projects and will be transferred to the unspent CSR account and spent in accordance with the Companies (Corporate Social Responsibility Policy) Rules, 2014 and amendments thereunder. In addition to the ₹450.76 crore spent in fiscal 2024, the Company also spent ₹47.63 crore on account of ongoing projects of fiscals 2022 and 2023. The CSR amount spent in the US, Australia, and various parts of Europe, is over and above the statutory requirement in India.

Sd/-

Bengaluru
April 10, 2024

Govind Iyer
Chairperson
DIN: 00169343

ESG Committee



Chitra Nayak
Chairperson

The ESG Committee ("the Committee") was constituted with effect from April 14, 2021. Infosys is one of the first Indian companies to have a voluntary independent Board-level ESG Committee to oversee the Company's ESG priorities. The Committee comprises only independent directors. As on March 31, 2024, the Committee comprised:

1. Chitra Nayak, *Chairperson*
2. Govind Iyer
3. Helene Auriol Potier

Objectives and responsibilities of the Committee

1. Guide the creation of the ESG vision and ambitions of the Company and continuously review updates and progress on the ESG vision and goals, thereon.
2. Review the ESG Operations Council and its working. The Committee may form and delegate authority to sub-committees as and when appropriate.
3. Ensure that the Company is taking the appropriate measures to undertake and implement actions to further its ESG vision and ambitions.
4. Review any statutory requirements for sustainability reporting, e.g. Business Responsibility and Sustainability Report (BRSR) and guide Infosys' leadership on global ESG assessments.
5. Obtain advice and assistance from internal or external experts, advisors.
6. Review and reassess the adequacy of the ESG Committee Charter periodically and recommend any proposed changes to the Board for approval.

Committee governance

The main responsibility of the ESG Committee is to guide the ESG journey of the Company embarked from 2011. The ESG Committee Charter can be accessed at https://www.infosys.com/investors/corporate-governance/documents/environment-social-governance-committee-charter.pdf

The Company's ESG Vision 2030 and ESG report 2024 can be accessed at

https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html

https://www.infosys.com/sustainability/documents/infosys-esg-report-2023-24.pdf

The ESG committee met four times during fiscal 2024.

Composition and attendance

100% Independence	3 Members	4 Meetings	92% Attendance

Attendance details of the ESG Committee

ESG Committee meeting							
Name of the member	Committee meeting details				Held during tenure	Attended	%
	1	2	3	4			
	April 11, 2023	July 18, 2023	October 10, 2023	January 9, 2024			
Chitra Nayak	Present	Video call	Present	Present	4	4	**100**
Uri Levine[1]	Present	NA	NA	NA	1	1	**100**
Govind Iyer	Present	Present	L	Present	4	3	**75**
Helene Auriol Potier[2]	NA	Present	Present	Present	3	3	**100**
% Attendance	100	100	67	100			

Present   Attended through video call   L: Leave of absence

[1] Ceased to be a member of the Committee due to retirement effective April 19, 2023

[2] Appointed as a member of the Committee effective June 17, 2023

ESG Committee report for the year ended March 31, 2024

Key highlights of the activities of the Committee during the year	Frequency
Made regular reports to the Board regarding its actions and made recommendations to the Board as appropriate	Q
Reviewed the ESG Operations Council and its working	Q
Reviewed and took note of the progress of ESG ambitions 2030 and responsible supply chain program	P
Reviewed client engagements on climate actions and sustainability through the Company's sustainability offerings and solutions	P
Reviewed required compliance with climate change regulations across various jurisdictions, applicable to the Company	A
Reviewed the Company's position with respect to global ESG assessments and provided directions to address gaps	Q
Monitored the Company's actions on diversity, equity and inclusion	P

Frequency   **A** Annually   **Q** Quarterly   **P** Periodically

Bengaluru
April 10, 2024

Sd/-
Chitra Nayak
Chairperson
DIN: 09101763

Risk Management Committee



D. Sundaram
Chairperson

The Risk Management Committee ("the Committee") comprises only independent directors. As on March 31, 2024, the Committee comprised:

1. D. Sundaram, *Chairperson*
2. Michael Gibbs
3. Bobby Parikh
4. Chitra Nayak
5. Govind Iyer
6. Helene Auriol Potier
7. Nitin Paranjpe

Objectives and responsibilities of the Committee

The primary objectives of the Committee are:

1. To assist the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks
2. To monitor and approve the enterprise risk management framework and associated practices of the Company
3. To periodically assess risks to the effective execution of business strategy by reviewing key leading indicators in this regard
4. To periodically review the risk management processes and practices of the Company and ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities
5. To evaluate significant risk exposures of the Company and assess the Management's actions to mitigate the exposures in a timely manner
6. To evaluate risks related to cybersecurity and ensure appropriate procedures are in place to mitigate these risks in a timely manner
7. To coordinate its activities with the Audit Committee in instances where there is any overlap with audit activities
8. To review and reassess the adequacy of the Risk Management Committee Charter periodically and recommend any proposed changes to the Board for approval
9. To ensure access to any internal information necessary to fulfil its oversight role and obtain advice and assistance from internal or external legal, accounting or other advisors
10. To appoint, remove and approve terms of remuneration of the Chief Risk Officer

Committee governance

The Committee comprises only independent directors and fulfills the requirements of:

- Risk Management Committee Charter
- Regulation 21 of the Listing Regulations
- NYSE guidelines, as applicable

Committee Charter

The Risk Management Committee Charter is available on the Company's website, at

https://www.infosys.com/investors/corporate-governance/documents/risk-management-committee-charter.pdf

The Committee met four times during fiscal 2024.

Composition and attendance

100% Independence	**7** Members	**4** Meetings	**96%** Attendance

Attendance details of the Risk Management Committee

Risk Management Committee meeting							
Name of the member	Committee meeting details				Held during tenure	Attended	%
	1	2	3	4			
	April 11, 2023	July 18, 2023	October 10, 2023	January 9, 2024			
D. Sundaram	Present	Present	Present	Present	4	4	**100**
Michael Gibbs	Present	Present	Present	Present	4	4	**100**
Uri Levine(1)	Present	NA	NA	NA	1	1	**100**
Bobby Parikh	Present	Present	Present	Present	4	4	**100**
Chitra Nayak	Present	Video call	Present	Present	4	4	**100**
Govind Iyer	Present	Present	L	Present	4	3	**75**
Helene Auriol Potier(2)	NA	Present	Present	Present	3	3	**100**
Nitin Paranjpe(3)	NA	NA	NA	Present	1	1	**100**
% Attendance	100	100	83	100			

Present   Attended through video call   L: Leave of absence

(1) Ceased to be a member of the Committee due to retirement effective April 19, 2023

(2) Appointed as a member of the Committee effective June 17, 2023

(3) Appointed as member of the Committee effective January 1, 2024

Risk Management Committee report for the year ended March 31, 2024

Key highlights of the activities of the Committee during the year	Frequency
Reviewed the risks arising due to evolving macro-economic and geo-political scenarios in markets we operate	P
Reviewed risks and mitigation actions to reputation, heightened competitive landscape, technology disruption and innovation, inflation and regulatory environment	P
Reviewed and reassessed the adequacy of the Committee's charter and recommended any proposed changes to the Board for approval	P
Reviewed service delivery risk in critical client engagements	P
Reviewed client credit risk	Q
Reviewed the risks to the achievement of ESG goals	A
Reviewed the cybersecurity-related risks, mitigations and oversight of the Cybersecurity Risk Sub-committee	Q
Reviewed the risks and assessed the mitigation actions put in place to address talent constraints	P
Reviewed the risks and assessed mitigation actions put in place to tackle challenges arising due to geopolitical conflicts	P
Reviewed the Company's information security and data privacy policies, incident policy, related system controls, GDPR and similar regulatory requirements, risks and progress of mitigation actions	P
Submitted regular reports and recommendations to the Board with respect to risk management and mitigation procedures	Q
Reviewed and approved the Enterprise Risk Management Framework of the Company	A
Undertook an annual performance evaluation of its own effectiveness	A

Frequency   **A** Annually   **Q** Quarterly   **P** Periodically

Sd/-

D. Sundaram
Chairperson
DIN: 00016304

Bengaluru
April 09, 2024

Cybersecurity Risk Sub-committee



Michael Gibbs
Chairperson and Cybersecurity expert

The Cybersecurity Risk Sub-committee ("the Sub-committee") comprises only independent directors. As on March 31, 2024, the sub-committee comprised:

1. Michael Gibbs, *Chairperson and Cybersecurity expert*
2. D. Sundaram
3. Govind Iyer
4. Chitra Nayak

Committee governance

The Risk Management Committee constituted a Cybersecurity Risk Sub-committee in April 2019. This Sub-committee was voluntarily constituted to focus on cybersecurity-related threats. The objective of the Sub-committee is to assess cybersecurity-related risks and the preparedness of the Company to mitigate and react to such risks. The Sub-committee meets periodically and recommends its findings, if any, to the Risk Management Committee.

The Sub-committee met four times during fiscal 2024.

Composition and attendance

100%	4	4	94%
Independence	**Members**	**Meetings**	**Attendance**

Attendance details of the Cybersecurity Risk Sub-committee

Cybersecurity Risk Sub-committee meeting							
Name of the member	Committee meeting details				Held during tenure	Attended	%
	1	2	3	4			
	April 11, 2023	July 18, 2023	October 10, 2023	January 9, 2024			
Michael Gibbs	Present	Present	Present	Present	4	4	**100**
D.Sundaram	Present	Present	Present	Present	4	4	**100**
Uri Levine[1]	Present	NA	NA	NA	1	1	**100**
Govind Iyer	Present	Present	L	Present	4	3	**75**
Chitra Nayak[2]	NA	Attended through video call	Present	Present	3	3	**100**
% Attendance	100	100	75	100			

Present   Attended through video call   L: Leave of absence

[1] Ceased to be a member of the Committee due to retirement effective April 19, 2023

[2] Appointed as a member of the Committee effective July 18, 2023

Cybersecurity Risk Sub-committee report for the year ended March 31, 2024

Key highlights of the activities of the Committee during the year	Frequency
Reviewed the security awareness initiatives along with consequence management for violations	P
Reviewed the heightened external threat environment	P
Reviewed the threat landscape and incident metrics, global ransomware attacks, and Infosys preparedness including crisis management, scenario analysis and table-top exercise	Q
Reviewed the details of cybersecurity incidents and the progress of mitigation actions	P
Reviewed the remote and hybrid working challenges and controls	P
Reviewed the new regulatory requirements for cybersecurity	P

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

Michael Gibbs
Chairperson
DIN: 08177291

Bengaluru
April 8, 2024

Stakeholders Relationship Committee



Michael Gibbs
Chairperson

The Stakeholders Relationship Committee ("the Committee") comprises only independent directors. As on March 31, 2024, the Committee comprised:

1. Michael Gibbs, *Chairperson*
2. D. Sundaram
3. Bobby Parikh
4. Chitra Nayak

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations and the Nodal Officer to ensure compliance with the IEPF rules.

Purpose of the Committee

The purpose of the Committee is to assist the Board and the Company to oversee the various aspects of interests of stakeholders of the Company. The term 'stakeholder' includes shareholders, debenture holders and other security holders.

Objectives and responsibilities of the Committee

The primary objectives of the Committee are to:

1. Consider and resolve the security holders' concerns or complaints
2. Monitor and review the investor service standards of the Company
3. Take steps to develop an understanding of the views of shareholders about the Company, either through direct interaction, analysts' briefings or survey of shareholders
4. Oversee and review the engagement and communication plan with shareholders and ensure that the views and concerns of the shareholders are highlighted to the Board at the appropriate time and that steps are taken to address such concerns

Committee governance

The Committee comprises four independent directors and performs the functions as required by:

- Section 178 of the Companies Act, 2013 and rules framed thereunder
- Regulation 20 of the Listing Regulations and other regulations and laws, as applicable
- NYSE guidelines, as applicable
- Stakeholders Relationship Committee Charter

Committee Charter

The Stakeholders Relationship Committee Charter is available on the Company's website, at https://www.infosys.com/investors/corporate-governance/documents/stakeholders-relationship-committee.pdf.

Composition and attendance

100%	4	4	100%
Independence	Members	Meetings	Attendance

Attendance details of the Stakeholders Relationship Committee

Stakeholders Relationship Committee meeting

Name of the member	Committee meeting details				Held during tenure	Attended	%
	1	2	3	4			
	April 11, 2023	July 18, 2023	October 10, 2023	January 9, 2024			
Michael Gibbs	Present	Present	Present	Present	4	4	**100**
D. Sundaram	Present	Present	Present	Present	4	4	**100**
Bobby Parikh	Present	Present	Present	Present	4	4	**100**
Chitra Nayak	Present	Attended through video call	Present	Present	4	4	**100**
% Attendance	100	100	100	100			

Present   Attended through video call   L: Leave of absence

Shareholding as on March 31, 2024


Number of shareholders
27,73,140
266
Total 27,73,406
Number of shares
414,71,34,711
37,32,753
Total 415,08,67,464
% to equity
99.91
0.09
Total 100%
Dematerialized
Physical

Complaints received and resolved during the year ended March 31, 2024


2023
3,568
3,568
2024
819
819
Received
Resolved

Stakeholders Relationship Committee report for the year ended March 31, 2024

Key highlights of the activities of the Committee during the year	Frequency
Monitored and reviewed the Company's performance in dealing with stakeholder grievances	A
Reviewed various measures and initiatives taken for reducing the quantum of unclaimed dividends and timely receipt of dividend warrants / annual reports / notices by the shareholders of the Company	P
Reviewed the unclaimed dividend and equity shares transferred to the Investor Education and Protection Fund (IEPF) pursuant to the IEPF Rules	P
Reviewed the annual audit report submitted by the RTA's (Registrar & Share Transfer Agent) independent auditors on the annual internal audit conducted on the RTA operations as mandated by SEBI	A
Provided updates to the Board	P
Reviewed the measures taken for effective exercise of voting rights by shareholders	A
Reviewed the adherence to service standards and security assessments adopted in respect of various services being rendered by the RTA	P
Undertook an annual performance evaluation of its own effectiveness	A
Reviewed the Management's investor / analyst interactions	Q
Reviewed the key investor relations updates	Q

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

Michael Gibbs
Chairperson
DIN: 08177291

Bengaluru
April 08, 2024

Fairness and excellence

Two of the core values of our C-LIFE, fairness and excellence are evident in the workings of the Board, its evaluation and the compensation paid to the directors and the executive leadership.

Board member evaluation

One of the key functions of the Board is to monitor and review the Board evaluation framework. The Board works with the Nomination and Remuneration Committee to lay down the evaluation criteria for the performance of the Chairman, the Board, Board committees, and executive / non-executive / independent directors through peer evaluation, excluding the director being evaluated.

Independent directors have three key roles – governance, control and guidance. Some performance indicators, based on which the independent directors are evaluated, include:

- The ability to contribute to and monitor our corporate governance practices
- The ability to contribute by introducing international best practices to address business challenges and risks
- Active participation in long-term strategic planning
- Commitment to the fulfilment of a director's obligations and fiduciary responsibilities; these include participation in Board and committee meetings.

To improve the effectiveness of the Board and its committees, as well as that of each individual director, a formal and rigorous Board review is internally undertaken on an annual basis.

The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct the Board evaluation for fiscal 2024. The evaluation process focused on Board dynamics, softer aspects, committee effectiveness and information flow to the Board or its committees, among other matters. The methodology included various techniques such as questionnaires, one-on-one discussions, etc. The recommendations were discussed with the Board and individual feedback was provided. Progress on recommendations from last year and the current year's recommendations were discussed. The aspects of succession planning and committee composition were also considered. The Board evaluation process was completed during fiscal 2024.

Further, the evaluation process was based on the affirmation received from the independent directors that they met the independence criteria as required under the Companies Act 2013, the Listing Regulations and the NYSE listing manual.

Board and executive leadership compensation

Executive leadership compensation

Our executive compensation programs encourage reward for performance. A significant portion of the executives' total rewards is tied to the delivery of long-term corporate performance goals to align with the interests of the shareholders.

As required under the Listing Regulations, the Nomination and Remuneration Committee recommends to the Board the payment of remuneration to the senior management. The Nomination and Remuneration Policy of the Company is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

Non-executive and non-independent chairman's compensation

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company.

Independent directors' compensation

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profit for the year, calculated as per the provisions of the Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.

The Board, while deciding the basis for determining the compensation of the independent directors, takes various things into consideration. These include global board compensation benchmarking, participation of individual directors in Board and committee meetings, other responsibilities, such as membership or chairmanship of committees, time spent in carrying out other duties, roles and functions as prescribed in Schedule IV of the Act, Listing Regulations and such other factors as the Board deems fit.

Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the

Company in a manner decided by the Board. This payment will be made with respect to the profits of the Company for each year.

The amount payable to independent directors for the year ended March 31, 2024 is ₹15.67 crore. Additionally, independent directors are also reimbursed for expenses incurred in the performance of their official duties. We confirm that none of the non-executive directors received remuneration amounting to 50% of the total remuneration paid to non-executive directors during the year ended March 31, 2024.

The aggregate amount of remuneration (commission) was arrived at using the following criteria:

Particulars	in ₹ crore	in US$
Fixed Board fee	1.25	1,50,000
Board / committee attendance fee[(1)]	0.21	25,000
Non-executive chairman fee	2.50	3,00,000
Chairperson – Audit Committee	0.42	50,000
Members – Audit Committee	0.25	30,000
Chairperson – other committees	0.25	30,000
Members – other committees	0.17	20,000
Travel fee (per meeting)[(2)]	0.08	10,000
Incidental fees (per meeting)[(3)]	0.01	1,000
Lead Independent Director	0.25	30,000

Notes: 1 US$ = ₹83.41 as on March 31, 2024

The payment is subject to deduction of tax at source (TDS) as required by applicable tax laws.

(1) The Company normally has five regular Board meetings in a year. Independent directors are expected to attend at least four quarterly Board meetings and the AGM.

(2) For directors based overseas, the travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

(3) For directors based overseas, incidental fees shown is per Board meeting. This fee is paid to independent directors for expenses incurred during their travel to attend Board meetings in India.

The Board believes that the above compensation structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size, and adequately compensates for the time and contribution made by our non-executive / independent directors.

Indemnification agreements

We have also entered into agreements to indemnify our directors and officers for claims brought against them to the fullest extent permitted under applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceedings, including any action by or in the right of the Company, arising out of such persons' services as our director or officer, expenses in relation to public relations consultation, if required.

Materially significant related party transactions

There have been no materially significant related party transactions that may have potential conflict with the interests of listed entity at large as provided in the Related Party Transactions Policy, which is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/related-party-transaction-policy.pdf.

Remuneration to directors in fiscal 2024

in ₹ crore

Name of the director	Fixed salary			Bonus / incentives / variable pay	Perquisites on account of stock options exercised[(1)*]	Commission	Total
	Base salary (A)	Retiral benefits (B)	Total fixed salary (A+B)				
Non-executive and non-independent director							
Nandan M. Nilekani[(2)]	–	–	–	–	–	–	–
Executive director							
Salil Parekh[(3)]	7.00	0.47	7.47	19.75	39.03	–	66.25
Independent directors							
D. Sundaram	–	–	–	–	–	2.79	2.79
Michael Gibbs	–	–	–	–	–	3.07	3.07
Bobby Parikh	–	–	–	–	–	2.21	2.21
Chitra Nayak	–	–	–	–	–	2.69	2.69
Govind Iyer	–	–	–	–	–	2.38	2.38
Uri Levine[(4)]	–	–	–	–	–	0.23	0.23
Helene Auriol Potier[(5)]	–	–	–	–	–	1.77	1.77
Nitin Paranjpe[(6)]	–	–	–	–	–	0.53	0.53

Notes: The details in the above table are on accrual basis.

(1) In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2024 is mentioned in the notes below. Independent directors are not entitled to any stock incentives.

(2) Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(3) a) Perquisites value of stock incentives on account of exercise of 2,58,636 Restricted Stock Units (RSUs) under the 2015 Plan and 32,447 RSUs under the 2019 Plan during fiscal 2024

b) On the recommendation of the Nomination and Remuneration Committee and as approved by the shareholders, in accordance with the terms of his employment agreement effective July 1, 2022, the Board approved

i) the grant of 2,72,026 performance-based RSUs under the 2015 Plan effective May 2, 2023. These will vest based on the achievement of certain performance targets.

ii) the grant of 15,656 performance-based RSUs under the 2015 Plan effective May 2, 2023. These will vest based on the achievement of certain environment, social and governance milestones as determined by the Board.

iii) the grant of 39,140 performance-based RSUs under the 2015 Plan effective May 2, 2023. These will vest based on the achievement of the Company's performance on cumulative relative TSR over the years and as determined by the Board.

iv) the grant of 18,104 annual time-based RSUs for fiscal 2024 under the 2015 Plan effective February 1, 2024

v) the grant of 78,281 performance-based RSUs for fiscal 2024 under the 2019 Plan effective May 2, 2023. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the employment agreement.

(4) Retired as Independent Director effective April 19, 2023

(5) Appointed as Independent Director effective May 26, 2023

(6) Appointed as Independent Director effective January 1, 2024

* The RSUs were issued at par value.

In accordance with the Listing Regulations, no employee, including key managerial personnel or director or promoter of a listed entity, shall enter into any agreement for himself or on behalf of any other person, with any shareholder or any other third party with regard to compensation or profit-sharing in connection with dealings in the securities of the Company, without prior approval from the Board as well as from shareholders by way of an ordinary resolution. No such instances were reported during fiscal 2024.

Employment agreements with executive director

Name of the director	Effective date of executive employment agreement	Details of shareholders' approval on the agreements	Website links
Salil Parekh, Chief Executive Officer and Managing Director	January 2, 2018 (Initial appointment) and July 1, 2022 (reappointment)	The shareholders approved the initial appointment and key terms of the agreement vide postal ballot concluded on February 20, 2018 and amended the terms of remuneration as per the resolution passed at the AGM dated June 22, 2019. Further, the shareholders approved the reappointment of Salil Parekh including revised remuneration payable to him at the 41st AGM held on June 25, 2022.	Employment agreement including key terms: https://www.infosys.com/investors/reports-filings/documents/ceo-executive-employment-agreement2022.pdf and https://www.infosys.com/investors/reports-filings/Documents/CEO-executive-employment-agreement2018.pdf AGM notice: https://www.infosys.com/investors/reports-filings/documents/agm-notice2019.pdf and https://www.infosys.com/investors/reports-filings/documents/agm-notice2022.pdf

Details of total fees paid to statutory auditors

The details of total fees for all services paid by the Company and its subsidiaries, on a consolidated basis, to the statutory auditor and all entities in the network firm / network entity of which the statutory auditor is a part, are as follows:

in ₹ crore

Type of service	Fiscal 2024	Fiscal 2023
Audit fees [1]	25	21
Tax fees	2	4
Others	2	1
Total	**29**	**26**

[1] Includes audit and audit-related services

Particulars of Senior Management

The particulars of senior management as per Regulation 16(1) (d) of the Listing Regulations including the changes during the fiscal 2024 are as follows:

Name	Designation
Anand Swaminathan	Segment Head – Communication, Media and Technology
Arun Kumar H.R.	Head – Business Strategy, Planning and Operations
Ashiss Kumar Dash	Segment Head – Energy, Utilities, Resources and Services
Dennis Kantilal Gada	Segment Head – Banking and Financial Services
Dinesh R.	Co-Head of Delivery
Hemant Lamba	Head – Strategic Global Sourcing
Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer
Jasmeet Singh	Segment Head – Manufacturing
Jayesh Sanghrajka	Chief Financial Officer
Manikantha A.G.S	Company Secretary
Kannan Amaresh	Industry Head – Insurance

Name	Designation
Karmesh Gul Vaswani	Segment Head – CPG, Logistics & Retail
Satish H.C.	Co-Head of Delivery
Shaji Mathew	Group Head – Human Resources
Sumit Virmani	Chief Marketing Officer
Subhro Malik	Industry Head – Life Sciences
Venkateshwaran Ananthakrishnan	Industry Head – Healthcare

Changes during fiscal 2024

Senior Management Personnel	Effective date
Appointments	
Jayesh Sanghrajka	April 01, 2024
Resignations	
Nilanjan Roy	March 31, 2024
Ravi Kiran Kuchibhotla	March 31, 2024
Richard Lobo	August 31, 2023

Integrity and transparency & Relationship with stakeholders

Our Company upholds integrity and transparency in all transactions and communications to stakeholders. Our stakeholders are our partners in the path to sustained value creation and therefore, our relationship with stakeholders and clear communication with them is at the center of all disclosures and reports.

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Companies Act, 1956. In 1983, the corporate headquarters were relocated to Bengaluru. The name of the Company was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when the Company became a public limited company. We made an Initial Public Offering (IPO) in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹145 per share, compared to the IPO price of ₹95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

On March 11, 1999, Infosys listed on NASDAQ, becoming the first Indian company to do so. We issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value ₹10 each) at US$34 per ADS under the ADS Program, and these ADSs were listed on the NASDAQ National Market.

The share data mentioned before is unadjusted for stock split and bonus shares. In July 2003, June 2005 and November 2006, we issued secondary-sponsored American Depositary Receipts (ADRs) of US$294 million, US$1.1 billion and US$1.6 billion, respectively. On March 11, 2024, Infosys marked 25 years of listing in the US.

During fiscal 2012, the name of the Company was changed from Infosys Technologies Limited to Infosys Limited to mark the transition from being a technology services provider to a business transformation partner to our clients.

During fiscal 2013, we delisted our ADSs from NASDAQ, and listed them in the New York Stock Exchange (NYSE), Euronext London and Euronext Paris. During fiscal 2019, the Company voluntarily delisted from Euronext London and Paris due to low trading volume. Infosys equity shares and ADSs are listed on NSE and BSE in India and in NYSE, respectively, under the symbol "INFY". Indian IT services sector is credited as having put India on the global map over two decades ago, with Infosys widely seen as being the 'posterchild' of the sector.


Infosys

Bonus issues and stock split


No. of shares
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1
2
4
8
16
32
64
128
256
1,024
2,048
4,096
8,192
16,384
Prior to 1986
1986
1989
1991
1992
1994
1997
1999
2000
2005
2007
2015
2016
2019
Bonus
Stock Split
1:1
2:1
3:1
Corporate action

Note:
The above graph depicts the increase in the number of Infosys shares as a result of the Company's bonus issues over the years and a stock split in 2000 in the ratio of 2:1. For example, if the investor / shareholder held one share in 1986 prior to the bonus issue and continued to hold it, he would have 16,384 shares today owing to the bonus share issues and stock split.

Dividend for fiscal 2024


₹18.00
Dividend cycle Interim 2023-24
Record date Oct 25, 2023
Payout date Nov 6, 2023
Total Dividend
₹46.00
Dividend cycle Final and Special 2023-24
Record date May 31, 2024
Payout date Jul 1, 2024
Final ₹20.00
+
Special ₹8.00
=
₹28.00

Unclaimed dividend

Section 124 of the Companies Act, 2013, read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("the Rules"), as amended, mandates that companies transfer dividend that has remained unclaimed / un-encashed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). Further, the Rules mandate that the shares on which dividend has not been claimed / encashed for seven consecutive years or more be transferred to the IEPF.

Outstanding unclaimed shares

Pursuant to Regulation 34(3) and Part F of Schedule V to the Listing Regulations, the Company does not have its equity shares in the demat suspense account or unclaimed suspense account.

Agreements binding listed entities

Pursuant to Regulation 30A of the Listing Regulations, no agreement has been entered or executed by the shareholders, promoters, promoter group entities, related parties, directors, key managerial personnel and employees of the Company during the financial year.

The following table provides a list of years for which unclaimed dividends and their corresponding shares would become eligible to be transferred to the IEPF on the dates mentioned below:

Year	Type of dividend	Dividend per share (₹)[1]	Date of declaration	Due date for transfer	Amount (₹)[2]
2016 - 2017	Final	14.75	June 24, 2017	July 25, 2024	1,69,56,231
2017 - 2018	Interim	13.00	October 24, 2017	November 24, 2024	1,87,43,062
2017 - 2018	Final & Special	30.50	June 23, 2018	July 24, 2025	3,87,01,141
2018 - 2019	Interim	7.00	October 16, 2018	November 14, 2025	1,63,86,350
2018 - 2019	Special	4.00	January 11, 2019	February 10, 2026	98,86,864
2018 - 2019	Final	10.50	June 22, 2019	July 21, 2026	2,36,58,758
2019 - 2020	Interim	8.00	October 11, 2019	November 11, 2026	2,04,37,609
2019 - 2020	Final	9.50	June 27, 2020	July 28, 2027	2,14,30,834
2020 - 2021	Interim	12.00	October 14, 2020	November 17, 2027	2,50,35,362
2020 - 2021	Final	15.00	June 19, 2021	July 20, 2028	2,68,31,563
2021 - 2022	Interim	15.00	October 13, 2021	November 16, 2028	3,16,36,749
2021 - 2022	Final	16.00	June 25, 2022	July 25, 2029	3,12,59,395
2022 - 2023	Interim	16.50	October 13, 2022	November 13, 2029	2,94,18,071
2022 - 2023	Final	17.50	June 28, 2023	July 27, 2030	3,14,59,106
2023 - 2024	Interim	18.00	October 12, 2023	November 12, 2030	2,93,72,679

(1) Not adjusted for bonus issue (2) Amount unclaimed as on March 31, 2024

In order to educate the shareholders and with an intent to protect their rights, the Company also sends regular reminders to shareholders to claim their unclaimed dividends / shares before it is transferred to the IEPF. Shareholders may note that both the unclaimed dividends and corresponding shares transferred to the IEPF, including all benefits accruing on such shares, if any, can be claimed from the IEPF following the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

Year	Type of dividend	Dividend declared on	Date of transfer to IEPF	Amount transferred to IEPF
2023-24	Interim 2016-17	October 14, 2016	November 20, 2023	1,08,18,665
2023-24	Final 2015-16	June 18, 2016	July 17, 2023	1,42,14,062
2022-23	Interim 2015-16	October 12, 2015	November 17, 2022	1,03,63,320
2022-23	Final 2014-15	June 22, 2015	July 22, 2022	1,39,48,102
2021-22	Interim 2014-15	October 10, 2014	November 12, 2021	82,69,260
2021-22	Final 2013-14	June 14, 2014	July 19, 2021	1,19,89,432

Shares transferred to IEPF

During the year, the Company transferred 15,346 and 12,288 shares on August 16, 2023 and December 22, 2023, respectively, due to the dividends being unclaimed for seven consecutive years, in accordance with the Rules. During the year, the Company received applications from shareholders for claiming shares from the IEPF. Overall, IEPF has settled applications pertaining to 30,781 shares to respective shareholders and IEPF holds 7,49,567 shares as on March 31, 2024 on account of transfer of shares under the Rules. During the year, the Company also transferred ₹2,60,47,112 as corporate benefits (dividend) arising on shares already transferred to the IEPF.

Schedule of events

43rd Annual General Meeting

June 26, 2024, Wednesday 4:00 p.m. IST

Date and time

Video conference and other audio-visual means

Mode

https://agm.onwingspan.com/InfosysAGM

Participation through video-conferencing

https://www.infosys.com/Investors/

Webcast and transcripts

June 21, 2024 to June 25, 2024

E-voting dates

Financial calendar

The Company's financial year begins on April 1 and ends on March 31. Our tentative calendar for declaration of results for the financial year 2024-25 are as follows:

Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Mar 31, 2025	Quarter ending
Jul 18, 2024	Oct 17, 2024	Jan 16, 2025	Apr 17, 2025	Board meeting and earnings release date
Jun 16, 2024 to Jul 21, 2024	Sep 16, 2024 to Oct 20, 2024	Dec 16, 2024 to Jan 19, 2025	Mar 16, 2025 to Apr 20, 2025	Trading window closure

Investor awareness

We have provided a synopsis of the rights and responsibilities of shareholders on our website, at https://www.infosys.com/investors/shareholder-services/pages/faqs.aspx.

Share transfer system

SEBI, effective April 01, 2019, barred physical transfer of shares of listed companies and mandated transfers only through demat. However, investors are not barred from holding shares in physical form. We request shareholders whose shares are in physical mode to dematerialize their shares. Shareholders holding shares in dematerialized mode have been requested to register their email address, bank account details and mobile number with their depository participants. Those holding shares in physical mode have been requested to furnish PAN, nomination, contact details, bank account details and specimen signature for their corresponding folios. Shareholders may contact the RTA at, einward.ris@kfintech.com and also refer details at https://www.infosys.com/investors/shareholder-services/investors-service.html.

Investor conferences / events held in fiscal 2024

Infosys holds press meet and investor / analyst calls after every quarterly results announcement, which is accessible to all the shareholders and general public. The Company also holds its Annual General Meeting, which is accessible to all the shareholders. The details of these are sent to the stock exchanges and updated on the website. Infosys also participates in various sell-side / broker-arranged investor conferences where the Management / Company representatives interacts with investors in one-on-one or group meetings. The details of such participation are sent to the exchanges and updated on the website.



3
2
Total 5
Q1
9
1
Total 10
Q2
6
1
Total 7
Q3
11
1
Total 12
Q4
Conferences/NDR's
Company events

Investor grievances and investor contacts

We have a Board-level Stakeholders Relationship Committee to examine and redress complaints by shareholders and investors. The status of complaints is reported to the entire Board. The Stakeholders Relationship Committee meets as often as required to resolve shareholder grievances.

We attended to most of the investors' grievances and postal / electronic communications within a period of seven days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Shareholders may note that the share transfers, dividend payments and all other investor-related activities are attended to and processed at the office of the Company's RTA.

For any grievances / complaints, shareholders may contact the RTA, KFin Technologies Limited at einward.ris@kfintech.com. For any escalations, shareholders may write to the Company at investors@infosys.com and for queries on dividend tax, write to us on dividend.tax@infosys.com. For addresses and contact details for investor queries, RTA, depositary banks, depositories for equity shares in India and stock exchanges, refer to the *Investor contacts*.

Company shares related disputes/litigation

There are certain pending civil cases involving rival claims made by parties seeking declaration of title and accrued benefits of the Company's disputed shares. Since the disputed shares relate to the Company, Infosys Limited and the Company's RTA, KFin Technologies Limited are made pro forma defendants in these litigation matters. However, these matters are not material in nature.

Commodity price risk or foreign exchange risk and hedging activities

For details of foreign exchange risk and hedging activities, refer to form *20-F* which is available at https://www.infosys.com/investors/reports-filings/annual-report/annual-reports.html.

Share capital

Holding as on March 31, 2023
414,85,60,044

ESOP Allotment
23,07,420

Holding as on March 31, 2024
415,08,67,464

Category-wise shareholding as on March 31, 2024



Foreign Portfolio Investors
126,47,47,271
30.47%
Mutual Funds
66,49,86,219
16.02%
Insurance Companies
56,92,17,971
13.71%
Promoters & Promoter Group
54,56,13,679
13.14%
Total
415,08,67,464
4.34%
Others
18,00,37,817
10.66%
American Depositary Receipts
44,24,17,564
11.66%
Resident Individuals (Public)
48,38,46,943

Listing on stock exchanges

Codes	India		Global
	NSE	BSE	NYSE
Exchange	INFY	INFY	INFY
Reuters	INFY.NS	INFY.BO	INFY.K
Bloomberg	INFO IS	INFO IB	INFY US

The listing fees for fiscal 2024 have been paid for all of the stock exchanges in India and overseas.

ISIN Code for ADS: US4567881085

ISIN Code for Indian equity shares: INE009A01021

Dematerialization of shares and liquidity



% to total equity
99.91%
0.09%
Demat mode
Physical mode
Shareholders [(1)]
27,73,406
27,73,140
266
Shares
415,08,67,464
414,71,34,711
37,32,753

(1) The number of shareholders are based on PAN as on March 31, 2024.

Shareholders holding more than 1% of the shares as on March 31, 2024

The details of shareholders (non-promoters and non-ADR holders) holding more than 1% (PAN-based) of the equity as on March 31, 2024 are as follows:

Name of the shareholder	% (percentage of holding)	No. of shares
Life Insurance Corporation of India	9.30	38,59,52,941
SBI Mutual Fund	4.19	17,38,95,285
ICICI Prudential Mutual Fund	2.70	11,21,72,985
Government of Singapore	2.05	8,50,98,650
NPS Trust	1.67	6,93,43,919
UTI Mutual Fund	1.51	6,27,38,559
HDFC Mutual Fund	1.42	5,89,13,054
Government Pension Fund Global	1.39	5,76,72,224
Vanguard Total International Stock Index Fund	1.16	4,81,16,642
SBI Life Insurance Company Limited	1.14	4,73,78,593
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Fund	1.13	4,69,00,795
Aditya Birla Sun Life Mutual Fund	1.01	4,20,47,792
ICICI Prudential Life Insurance Company Limited	1.00	4,14,88,932

Distribution of shareholding as on March 31, 2024

No. of shares held	No. of holders	% to holders	% to equity	No. of shares
1-1	1,91,303	6.90	0.00	1,91,303
2-10	9,03,512	32.58	0.13	53,40,483
11-50	9,15,045	32.99	0.60	2,48,12,632
51-100	3,19,669	11.53	0.60	2,47,83,460
101-200	2,02,745	7.31	0.73	3,02,64,667
201-500	1,43,154	5.16	1.11	4,59,79,863
501-1,000	50,744	1.83	0.88	3,64,40,699
1,001-5,000	35,628	1.28	1.73	7,19,37,697
5,001-10,000	4,804	0.17	0.81	3,35,66,392
10,001 and above	6,802	0.25	93.42	387,75,50,268
Total	27,73,406	100	100	415,08,67,464

Stock market data – exchanges in India

The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE, and NYSE for the current year are as follows:

2023-24	BSE			NSE			Total volume (No.)
Month	**High (₹)**	**Low (₹)**	**Volume (A)**	**High (₹)**	**Low (₹)**	**Volume (B)**	**(A+B)**
April	1,438.00	1,215.45	78,25,366	1,435.00	1,185.30	18,18,95,956	18,97,21,322
May	1,332.15	1,239.00	81,64,779	1,332.70	1,239.05	15,37,58,884	16,19,23,663
June	1,338.85	1,262.30	81,75,579	1,338.90	1,262.25	12,53,02,884	13,34,78,463
July	1,499.00	1,311.60	94,82,985	1,498.80	1,305.00	21,24,88,786	22,19,71,771
August	1,444.90	1,348.10	81,01,663	1,444.90	1,348.45	10,71,63,346	11,52,65,009
September	1,519.30	1,416.00	48,09,204	1,518.40	1,416.00	10,15,41,064	10,63,50,268
October	1,518.50	1,353.85	88,56,233	1,518.25	1,353.10	11,56,59,556	12,45,15,789
November	1,465.95	1,352.00	58,66,468	1,467.90	1,351.65	8,57,58,382	9,16,24,850
December	1,593.00	1,432.65	70,48,878	1,593.00	1,433.15	13,00,77,843	13,71,26,721
January	1,689.90	1,486.65	1,02,62,977	1,690.00	1,486.60	16,69,81,301	17,72,44,278
February	1,731.00	1,635.35	44,47,688	1,733.00	1,635.50	10,16,73,806	10,61,21,494
March	1,672.50	1,482.00	99,99,388	1,671.95	1,481.55	13,61,92,906	14,61,92,294
Total			**9,30,41,208**			**161,84,94,714**	**171,15,35,922**

The volume traded / outstanding shares (%) in the last three fiscals is as follows:

Fiscal	Volume (BSE)	Volume (NSE)	Volume (BSE +NSE)
2023-24	3	44	47
2022-23	3	43	46
2021-22	3	44	47

Note: The number of shares outstanding was 370,84,49,900 as of March 31, 2024. ADSs have been excluded for the purpose of this calculation.

Stock market data – NYSE

2023-24	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
Month					
April	17.80	14.71	1,460.67	1,207.27	27,44,40,777
May	16.01	14.98	1,324.03	1,230.01	22,03,98,318
June	16.26	15.12	1,333.24	1,240.49	21,52,76,416
July	18.14	15.33	1,487.12	1,257.68	24,80,26,220
August	17.59	16.44	1,453.75	1,354.08	16,22,53,839
September	18.18	16.72	1,508.03	1,391.10	13,54,84,684
October	18.00	16.21	1,498.14	1,347.54	17,79,79,251
November	17.75	16.27	1,477.80	1,353.66	11,81,28,957
December	18.98	17.29	1,581.03	1,441.64	12,10,35,325
January	20.37	17.55	1,693.56	1,462.09	20,39,42,136
February	20.74	19.68	1,721.83	1,631.28	11,66,63,508
March	19.92	17.59	1,650.17	1,465.77	19,74,40,623
Total					**219,10,70,054**

Note:

1 ADS = 1 equity share. The US dollar has been converted into the Indian rupee at the daily rates. The number of ADSs outstanding as on March 31, 2024, was 44,24,17,564. The percentage of volume traded for the year at NYSE, to the total float was 495%.

ADS premium compared to price quoted on NSE



(₹)
1,800
1,500
1,200
900
600
300
-
2.0%
1.0%
0.0%
-1.0%
-2.0%

	April	May	June	July	August	September	October	November	December	January	February	March
ADS (₹)	1,300.86	1,272.13	1,283.61	1,358.75	1,403.73	1,468.21	1,418.58	1,423.43	1,509.72	1,599.98	1,671.67	1,571.65
Equity (₹)	1,310.94	1,278.84	1,292.24	1,367.90	1,399.11	1,477.61	1,431.21	1,413.70	1,513.50	1,596.82	1,680.89	1,587.27
Premium/ (Discount)	-0.8%	-0.5%	-0.7%	-0.7%	0.3%	-0.6%	-0.9%	0.7%	-0.2%	0.2%	-0.5%	-1.0%

Note: Represents monthly average of closing prices of our ADSs listed on NYSE compared to monthly average of closing prices of our equity shares listed on NSE.

Outstanding ADSs / GDRs / Warrants or any Convertible Instruments

Our ADSs, as evidenced by ADRs, are traded in the US on the NYSE under the ticker symbol 'INFY'. The currency of trade of ADS in the US is USD. Each ADS is represented by one equity share. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012. As on March 31, 2024, there were 63,280 record holders of ADRs evidencing 44,24,17,564 ADSs (1 ADS = 1 equity share). The Company does not have any outstanding GDRs / Warrants or any convertible instruments as on March 31, 2024.

Infosys share price versus the NSE Nifty 50 index



140
120
100
80
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Infosys
NIFTY 50

Note: Infosys share price and NSE Nifty 50 index values on April 1, 2023 have been baselined to 100.

Infosys share price versus the S&P BSE Sensex (Sensex)



140
120
100
80
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Infosys
BSE Sensex

Note: Infosys share price and Sensex values on April 1, 2023 have been baselined to 100.

Credit ratings

There has been no change in the credit ratings of Infosys from any of the agencies during the year.

Rating agency	Rating	Outlook
Moody's	Baa1	Stable
Standard & Poor's	A	Stable
Dun & Bradstreet	5A1	Condition: Strong
CRISIL	AAA	Stable

Shareholders

Communication to the shareholders

The Company ensures that the following filings and reports are available on its website:

- The quarterly report, along with additional information and official news releases, are posted on our website, at https://www.infosys.com/investors/reports-filings/. The reports contain select financial data extracted from the audited consolidated financial statements under the IFRS and Ind AS. The quarterly / annual results are generally published in at least one English language national daily newspaper circulating in the whole or substantially the whole of India (*Business Standard*) and in one regional daily newspaper circulating in Karnataka (*Prajavani*).
- Quarterly and annual financial statements, standalone and consolidated, along with segmental information, are also posted on our website, at https://www.infosys.com/investors/reports-filings/.
- Earnings calls with analysts and investors are broadcast live on our website and their transcripts are also published on the website. The proceedings of the AGM are webcast live for shareholders across the world. The AGM presentations, transcripts and video archives are available on our website, at https://www.infosys.com/investors/reports-filings/.
- Form 20-F, filed annually with the SEC, also contains detailed disclosures and is made available on our website, at https://www.infosys.com/investors/reports-filings/annual-report.html.
- Other information, such as press releases, stock exchange disclosures and presentations made to investors and analysts, etc., is regularly updated on the Company's website. The shareholders can also visit www.sec.gov where the investors can view statutory filings of the Company with the SEC.

Registered office and global locations

The address of our registered office is Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India.

Our operations are spread across 265 locations in 56 countries. We do not have any manufacturing plants, but have development centers and offices in India and overseas. Visit https://www.infosys.com/investors/reports-filings/documents/global-presence2024.pdf for details related to our global locations.

Subsidiaries

As on March 31, 2024, we have 28 direct subsidiaries and 63 step-down subsidiaries. The Company does not have any material subsidiary.

General body meetings

The details of the special resolutions passed during the last three Annual and / or Extraordinary General Meetings are as follows:

Year ended	Date and time	Venue	Special resolution passed	Web link for webcast / transcripts
March 31, 2023	42nd AGM: June 28, 2023 at 4 p.m. IST	Held through video conferencing / other audio-visual means	1. Appointment of Helene Auriol Potier as an Independent Director of the Company 2. Reappointment of Bobby Parikh as an independent director	https://www.infosys.com/investors/news-events/annual-general-meeting/2023/agm-2023-transcript.pdf
March 31, 2022	41st AGM: June 25, 2022 at 4 p.m. IST	Held through video conferencing / other audio-visual means	1. Reappointment of D. Sundaram as an independent director	https://www.infosys.com/investors/news-events/annual-general-meeting/2022/agm-2022-transcript.pdf
March 31, 2021	40th AGM: June 19, 2021 at 4 p.m. IST	Held through video conferencing / other audio-visual means	1. Approval for the buyback of equity shares of the Company 2. Reappointment of Michael Gibbs as an independent director	https://www.infosys.com/investors/news-events/annual-general-meeting/2021/agm-2021-transcript.pdf

Extraordinary General Meeting

No extraordinary general meeting of the members was held during fiscal 2024.

Postal ballot

During the financial year, the following special resolutions were passed by the shareholders by the requisite majority by way of postal ballot through e-voting.

Date of postal ballot notice	Resolution passed	Voting results	Approval date	Scrutinizer
January 11, 2024	Appointment of Nitin Paranjpe (DIN: 00045204) as an Independent Director	Voting in favour: 97.39% Voting against: 2.61%	February 20, 2024	Hemanth, Holla & Co., (Membership No. FCS 6374) (CP No. 6519) Practicing Company Secretaries.
	Reappointment of Chitra Nayak (DIN: 09101763) as an Independent Director	Voting in favour: 99.93% Voting against: 0.07%		

The voting results are made available on our website at https://www.infosys.com/investors/shareholder-services/postal-ballot.html.

Procedure for postal ballot

The postal ballot was carried out as per the provisions of Sections 108 and 110 and other applicable provisions of the Act, read with the Rules framed thereunder and applicable circulars issued by the Ministry of Corporate Affairs from time to time.

Details of special resolution proposed to be transacted through postal ballot

None of the businesses proposed to be transacted at the ensuing AGM requires passing of a special resolution through postal ballot.

Legal compliance

In everything we do, we comply with the law of the land. All disclosures and policies to this effect, including details of non-compliance, regulatory orders, certifications and complaints, are made available in this corporate governance report.

Details of non-compliance

No penalty has been imposed by any stock exchange, SEBI or SEC, nor has there been any instance of non-compliance with any legal requirements, or on matters relating to the capital market over the last three years.

Regulatory orders

There were no material regulatory orders pertaining to the Company for fiscal 2024.

CEO and CFO certification

As required by the Listing Regulations, the *CEO and CFO certification* is provided in this Integrated Annual Report.

Code of conduct

In compliance with the Listing Regulations and the Companies Act, 2013, the Company has adopted the Code of Conduct and Ethics ("the Code"). The Code is applicable to the members of the Board, the executive officers and all employees of the Company and its subsidiaries, and is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf. All members of the Board, the executive officers and senior management have affirmed compliance to the Code as on March 31, 2024. A declaration to this effect is part of the *CEO and CFO certification*.

Establishment of vigil / whistleblower mechanism

The Company has established a mechanism for directors and employees to report concerns about unethical behaviour, actual or suspected fraud, or violation of the Code. It also provides for adequate safeguards against the victimization of employees who avail the mechanism and allows direct access to the chairperson of the Audit Committee in exceptional cases. During the year, no person was denied access to the Audit Committee. The Whistleblower Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/whistleblower-policy.pdf.

Complaints pertaining to sexual harassment

The details of complaints filed, disposed of and pending during the financial year pertaining to sexual harassment are provided in the *Business Responsibility and Sustainability Report* of this Integrated Annual Report.

Prevention of insider trading

The Company has amended the Code on fair disclosure and investor relations effective April 18, 2024. The policy and procedures for inquiry in case of leak of Unpublished Price Sensitive Information (UPSI) or suspected leak of UPSI is forming part of the Code of Conduct for prohibition of insider trading, which is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/code-conduct-prohibition-insider-trading.pdf.

Compliance with discretionary requirements

The Company has also ensured the implementation of non-mandatory items such as:

- Separate posts of Chairman, and CEO & MD, with the provision for reimbursement of expenses in the performance of official duties
- The Company has appointed a non-executive chairperson who is not related to the CEO & MD
- The Company has provided a separate office within the Company premises for the Chairman.
- Unmodified audit opinions / reporting
- Internal auditor reporting directly to the Audit Committee

Other disclosures and affirmations

- The Company has complied with the corporate governance requirements as per Regulation 17 to 27 and website disclosure requirements as per Regulation 46(2) of the Listing Regulations.
- The securities of the Company were not suspended from trading anytime during fiscal 2024.

Certificate of non-disqualification of directors

Makarand M. Joshi of Makarand M. Joshi & Co., Company Secretaries, has issued a certificate as required under the Listing Regulations, confirming that none of the directors on the Board of the Company has been debarred or disqualified from being appointed or continuing as director of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority. The certificate is enclosed with this section as *Annexure A*.

Auditors' certificate on corporate governance

The auditor's certificate on corporate governance is provided as *Annexure 4* to the *Board's report*.

Annexure A: Certificate of non-disqualification of directors

CERTIFICATE

[Pursuant to Regulation 34(3) and Schedule V Para C Clause (10)(i) of the Securities Exchange and Board of India (Listing Obligations and Disclosure Requirements) Regulations,2015]

To,
The Members,
Infosys Limited
Electronics City, Hosur Road,
Bengaluru-560100, Karnataka, India

We have examined the relevant disclosures provided by the Directors (as enlisted in Table A) to Infosys Limited bearing CIN: L85110KA1981PLC013115, having registered office at Electronics City, Hosur Road, Bengaluru-560100, Karnataka, India, (hereinafter referred to as "the Company") for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para C Clause 10 (i) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our knowledge and based on the following:

i. Documents available on the website of the Ministry of Corporate Affairs;

ii. Verification of Directors Identification Number (DIN) status on the website of the Ministry of Corporate Affairs;

iii. Disclosures provided by the Directors (as enlisted in Table A) to the Company; and

iv. Debarment list of BSE Limited and National Stock Exchange of India Limited.

We hereby certify that none of the Directors on the Board of the Company (as enlisted in Table A) have been debarred or disqualified from being appointed or continuing as directors of the Company by the Securities and Exchange Board of India, Ministry of Corporate Affairs or any such other statutory authority as on March 31, 2024.

Table A

Sr. No.	Name of the Directors	Director Identification Number (DIN)	Date of appointment in the Company
1.	Nandan M. Nilekani	00041245	August 24, 2017
2.	Salil Parekh	01876159	January 02, 2018
3.	D. Sundaram	00016304	July 14, 2017
4.	Michael Gibbs	08177291	July 13, 2018
5.	Bobby Parikh	00019437	July 15, 2020
6.	Chitra Nayak	09101763	March 25, 2021
7.	Govind Iyer	00169343	January 12, 2023
8.	Helene Auriol Potier	10166891	May 26, 2023
9.	Nitin Paranjpe	00045204	January 01, 2024

For Makarand M. Joshi & Co.
Company Secretaries

Sd/-
Makarand M. Joshi
Partner
FCS No. 5533
CP No. 3662
PR: 640 / 2019
UDIN: F005533F00017513

Place: Mumbai
Date: April 18, 2024

Investor contacts

For queries relating to financial statements

Amrita Srikanth
VP – Head – Technical Accounting

Tel: +91 80 4964 2810
Email : amrita.s@infosys.com

Investor correspondence

Sandeep Mahindroo
SVP, Financial Controller & Head – Investor Relations

Tel : +91 80 3980 1018
Email : sandeep_mahindroo@infosys.com

For queries relating to shares / dividend / compliance

A.G.S. Manikantha
VP, Company Secretary

Tel: +91 80 4116 7775
Email: investors@infosys.com

For queries relating to business responsibility report and Sustainability Report

Aruna C. Newton
VP – Head – Diversity and Inclusion, HRD

Tel: +91 80 2852 0261
Email: arunacnewton@infosys.com

Registrar and share transfer agents

KFin Technologies Limited
Selenium Tower B, Plot Nos. 31 & 32,
Financial District, Nanakramguda,
Serilingampally Mandal, Hyderabad – 500032

Contact person
C. Shobha Anand
Deputy Vice President,

KFin Technologies Limited
Toll Free Number +1800-309-4001
Email: einward.ris@kfintech.com

Depositary bank (ADS)

United States

Deutsche Bank Trust Company Americas
Deutsche Bank Trust Company Americas
Corporate Bank - Depositary Receipts
Floor 17S, 1 Columbus Circle
New York NY, USA 10019
Tel: +1 212 250 2500

India

Deutsche Bank AG
Deutsche Bank AG, Filiale Mumbai
Corporate Bank – Depositary Receipts
The Capital, C-70, G Block
Bandra Kurla Complex, Mumbai 400 051, India
Tel: +91 22 7180 4875

Custodian in India (ADS)

ICICI Bank Limited
ICICI Bank Limited
Securities Market Services
1st Floor, Empire Complex, 414,
Senapati Bapat Marg,
Lower Parel, Mumbai 400 013,
Maharashtra, India.
Tel: +91 82919 02703

Depository for equity shares in India

National Securities Depository Limited
Trade World, 'A' Wing, 4th Floor
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
Tel: +91 22 2499 4200

Central Depository Services (India) Limited
Marathon Futurex, A-Wing,
34th & 35th Floor, Mafatlal Mills Compound
NM Joshi Marg,
Lower Parel (East), Mumbai 400013
Tel: +022-66661621/22 022-66661623/24

Addresses of stock exchanges

In India

National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G,
Bandra Kurla Complex,
Bandra (E), Mumbai – 400 051
Tel: +(022) 26598100-14 / 66418100

BSE Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001, India
Tel: +022 6654 5695

Outside India

New York Stock Exchange
11 Wall Street, New York, NY 10005, US
Tel: +1 212 656 3000

Risk management report

" Risks related to the geo-political changes, uncertainties in the economy, supply chain constraints, talent availability, technology disruption and cybersecurity have impacted businesses across the world during the fiscal year. Our enterprise risk management processes were instrumental in keeping the Company focused on our most important priorities toward all our stakeholders."

Deepak Bhalla
EVP – Chief Risk Officer

Note: The risk-related information outlined in this section may not be exhaustive. The discussion may contain statements that are forward-looking in nature. Our business is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. If any of the risks materializes, our business, financial conditions or prospects could be materially and adversely affected. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings and exercise their own judgment in assessing risks associated with the Company.

Our Enterprise Risk Management (ERM) function enables the achievement of the Company's strategic objectives by identifying, analyzing, assessing, mitigating, monitoring and governing any risk or potential threat to these objectives. While this is the key driver, our values, culture and commitment to stakeholders – employees, customers, investors, regulatory bodies, partners and the community around us – are the foundation for our ERM framework. The systematic and proactive identification of risks, and mitigation thereof, enables our organization to boost performance with effective and timely decision-making. Strategic decisions are taken after careful consideration of primary risks, secondary risks, consequential risks and residual risks. The ERM function also enables effective resource allocation through structured qualitative and quantitative risk impact assessment and prioritization based on our risk appetite. Our ERM framework also enables the identification of underlying opportunities during risk assessment, which are then further evaluated and actionized by the business. Our ERM framework encompasses all of the Company's risks – strategy and strategy execution; operational; and legal and compliance risks. Any of these categories can have internal or external dimensions. Hence, appropriate risk indicators are used to identify these risks proactively. We take cognizance of risks faced by our key stakeholders and their cumulative impact while framing our risk responses.

Emerging risks: Our ERM framework has defined a process to identify, assess, plan, and monitor risks emerging from internal and external environments, which enable the Company to build and maintain resilience in uncertain times. The process includes horizon scanning, and SWOT analysis, which cover political, economic, social, technology, legal and environmental aspects. The emerging risks are monitored constantly and discussed in the risk councils and with the Risk Management Committee (RMC) of the Board on periodic basis.

Strategy and strategy execution	The risks arising out of the choices we have made in defining our strategy and the risks to the successful execution of our strategy are covered in this category. For example, risks inherent to our industry and our competitiveness are analyzed and mitigated through strategic choices of target markets, our market offerings, business model and talent base.
Operational	The risks affecting our policies, procedures, people and systems, thereby impacting service delivery or operations, or compromising our core values or business practices are covered in this category. For example, risks such as inefficiencies in internal processes, human rights, business activity disruptions due to natural calamities, climate change events, human conflicts, system failures and cybersecurity attacks.
Legal and compliance	The risks arising out of threats posed to our financial, organizational, or reputational standing resulting from litigations, non-conformance with laws, regulatory or geo-political developments, codes of conduct and contractual compliances are covered in this category.

Integrated Enterprise Risk Management Framework

We have adopted an integrated ERM framework that is implemented across the organization by the risk management office. Our ERM framework is developed by incorporating the best practices based on COSO and ISO 31000 and then tailored to suit our unique business requirements.

Integrated Enterprise Risk Management Framework


STRATEGY
Strategy and business objectives
Vision and mission
Values and culture
Strategic and stakeholder goals
Derived goals
PERFORMANCE EVALUATION AND RISK MANAGEMENT
Risk-enabled decision-making
Risk identification
Type of risks
Legal and compliance
Operational
Strategy execution
Level 1 Risk
Level 2 Risk
Level 3 Risk
Level 4 Risk
Level 5 Risk
Granularity
Sales
Delivery
Business enabling function
Impact groups
Risk assessment
Opportunity
Risk management
Treatment, mitigation and control implementation
Secondary and consequential risk assessment
Residual risk assessment and decision-making
Auditing, monitoring and reporting
Risk governance and disclosures
GOVERNANCE
8-layer governance
Board of Directors
Risk Management Committee (RMC) of the Board
Cybersecurity Sub-Committee
Risk councils
Office of risk management
Sub-risk councils
Unit risk councils
Project and account risk teams
Aligned lines of defense
iGRC platform
Intelligent risk analytics – Live Enterprise

Salient features of our Enterprise Risk Management program

Our ERM program adopts unique methods to identify risks, evaluate potential impact and promote risk awareness across the organization.

Enterprise Risk Management program

Salient features

Secondary, consequential and residual risks

Secondary risks are threats that could impede the mitigation of primary risks. Consequential risks are the unintended consequences of primary mitigation, and residual risks are those risks that are left over after mitigation.

Aggregation and accumulation

Exposure for same risks are aggregated as it goes up the hierarchy. This provides enterprise-wide view to the leadership. Cumulated risk view is also provided to understand total exposure arising out of all risks at a unit level.

Process risk frameworks

Process-specific risk frameworks have been developed for decision-making, for example, frameworks for customer risk, vendor risk, contractual liability, contractual weighted risk and credit risk.

Intelligent risk analytics

Internal and external risk and performance indicators, and loss incidents are used in real time to identify, analyze and assess potential issues that could negatively impact strategic goals.

RISC360 : iGRC

RISC360 is the Company's Governance, Risk management and Compliance (GRC) program that combines three lines of defense under one umbrella. This enables risk-based decision-making and auditing. The Company has implemented a technology platform, iGRC, to provide a consolidated view of risks to strategic goals.

Risk culture

Our risk culture encourages open and upward communication. Coupled with our belief systems and core values, this drives behavior, guides daily activities and decision-making throughout the organization. We encourage sharing of knowledge and best practices, continuous process improvement and a strong commitment to ethics and integrity.

Highlights of fiscal 2024

During fiscal 2024, various risks management initiatives were undertaken so as to ensure the smooth delivery of services to our clients, transparent communication with all stakeholders, fulfilment of our social responsibility while ensuring employee safety and health by strengthening the risk management program and enhancing the risk culture. The risk office assessed, monitored and reported on risks related to geo-political scenarios; uncertainties in the economy; inflation; technology disruption and innovation; talent availability; cybersecurity; data protection and privacy; ESG; contractual liabilities; and complex and evolving regulatory environment.

While the Company tracks several risks to its business, the key risks and emerging risks are described below along with the Company's approach to mitigate them.

Key / Emerging risks	Impact on Company	Mitigation / Opportunity
Geo-political, macroeconomic or health events	• Unfavorable geo-political, economic or health events may result in currency volatility and reduced spend on technology products and services, which may adversely impact demand for our offerings and, in turn, our growth and profitability. • **Emerging risk:** Geo-political, economic or health events are dynamic in nature and constantly evolving. Uncertainty about new changes therefore sometimes makes it difficult to predict and assess the impact. • **Impacted capitals:** Financial, Social & Relationship and Human	• Broad-based growth to reduce concentration in any single region, client or industry • Monitor geo-political and macroeconomic scenarios, identify potential business impact and implement additional controls to build operational agility to respond to situations • Implement currency hedging best practices to minimize the impact due to the volatility • Implement strong business continuity protocols in the regions affected by the geo-political conflicts • **Opportunity** – Clients are looking for cost takeout projects and vendor consolidation
Commoditization of services and heightened competitive landscape	• If we are unable to differentiate our offerings and manage customer expectations in times of intense competition in the market for technology services, and / or use of GenAI to enhance productivity, this could affect our win rates and pricing, reduce our market share and decrease our revenue and profits. • **Impacted capitals:** Financial and Intellectual	• Differentiation of services through constant innovation and developing industry solutions meeting client requirements • Continued investments to identify, incubate, develop and launch innovative offerings • Constant investments in technology to increase automation and improve productivity savings • A broad portfolio of interconnected services and solutions covering discretionary and non-discretionary spends of customers • Focused growth of digital capabilities
Technology disruption and innovation	• **Emerging risk:** Not having the right framework and approach to identify, invest in, incubate and operationalize new services and offerings that are in line with technology changes like AI, client preferences and market expectations may disrupt our value proposition and reduce our relevance to customers, impacting our revenue and profitability. The speed and nature of technological changes make it difficult to predict the trend. • **Impacted capitals:** Financial, Human and Intellectual	• Innovation framework to identify and incubate next big bets • Joint innovation showcases with clients, industry forums, alliances, partners, academia, etc. • Constant investments in research and development to develop consulting and industry -domain, knowledge-led solutions • Reskilling program for employees in newer technologies and methodologies • Large deal specific investments to drive innovation, enhance productivity and enhance industry-domain expertize • **Opportunity** – Identify, develop and deploy new offerings to customers leveraging next-generation technologies

Key / Emerging risks	Impact on Company	Mitigation / Opportunity
Talent supply constraints and hybrid working model	• If we are unable to hire, engage and retain technology and management talent, manage leadership succession and transition, respect and protect human rights, continuously evolve our hybrid work model in response to changing needs and expectations, it could impact our reputation, ability to staff projects or execute large and complex programs, or optimize cost structures. • **Impacted capitals:** Financial, Human and Intellectual	• Focused efforts to improve the recruitment and employee onboarding cycle time • Employee engagement and support initiatives to improve employee connect with the organization • Holistic employee retention and recognition efforts for key and tenured employees • Focused career and leadership development programs • Hybrid operational model that balances client requirements, evolving employee preferences, legal requirements and information security risks
Cybersecurity	• Cyber attacks that breach our information network or failure to protect sensitive and confidential information of our stakeholders in accordance with applicable laws and contractual obligations may adversely impact our operations and client satisfaction or result in significant client SLA impact and regulatory penalties. • **Impacted capitals:** Financial, Human, Intellectual and Manufactured	• Robust cybersecurity strategy, framework, processes, policies and controls to enhance cyber resilience • Multi-layered governance process with executive and Board oversight to review the cybersecurity risks and our preparedness to mitigate and respond to such risks • Continued investment in technologies to address risks posed by evolving cyber threat landscape • Close collaboration with cyber intelligence and forensic agencies to identify and prepare for emerging cybersecurity threats, periodic table-top exercises and maintain the cybersecurity crisis plan up to date • Regular cybersecurity awareness programs and trainings with strong consequence management process • Strong encryption, data backup and recovery mechanism to ensure business continuity during any crisis • The Cyber Risk Assessment Framework aligned to ISO 31000, ISO 27001, and ISO 27005. • **Opportunity** – Cybersecurity services to the customer
Data protection and privacy	• Failure to protect personal and sensitive information of our stakeholders in accordance with applicable laws may impact our operations or result in significant regulatory penalties. • **Impacted capitals:** Financial, Human and Intellectual	• Robust data privacy framework, policies, processes and controls • Trainings and workshops to employees on privacy by design and data protection and privacy awareness bringing in geographical nuances • Multi-layered governance process with executive and Board oversight to review the data protection and privacy risks and our preparedness to mitigate and respond to such risks. • Continuous monitoring of regulatory landscape
Cost inflation / Inability to improve margin	• If we are unable to run our operations effectively and with sustainable cost levers, our long-term profitability may be adversely affected. • **Impacted capitals:** Financial	• Effective operations with sustainable cost optimization levers • Automation and planned capex program focused on technology adoption
ESG	• If we are unable to demonstrate the outcome of our ESG program covering various areas, such as climate change, GHG reductions, digital skilling, empowering local communities, diversity, responsible supply chains, compliance and governance, etc., our operations, reputation, access to capital and longer-term financial stability could be adversely impacted. • **Emerging risk aspect:** Expectations on ESG may change in future due to evolving stakeholders' expectations and disclosure requirements. • **Impacted capitals:** Financial, Human, Intellectual, Natural, Social & Relationship and Manufactured	• ESG 2030 ambitions and execution roadmap with dedicated owners for each of the ambitions • Board-level governance and oversight through dedicated ESG Committee of the Board • Periodic risk assessments to identify, assess, and mitigate the risks to ESG ambitions • **Opportunity** – Climate change-related solutions and services to the customer

Key / Emerging risks	Impact on Company	Mitigation / Opportunity
Contractual liabilities	• Risk of clients demanding more favorable terms, including onerous clauses related to the liability and our inability to adhere to contractual obligations with customers may lead to litigations, fines, and may adversely impact our reputation, revenue and profitability. • **Impacted capitals:** Social & Relationship and Financial	• Engaging clients on contractual terms through dedicated in-house team • Contract legal playbook with risk framework to identify the high-risk clauses and plan appropriate controls to mitigate the risks • Multi-layered governance process for contract approval • Dedicated teams to adhere to, monitor and audit contractual obligations • Comprehensive Board-level monitoring, reporting and governance of contractual risks
Complex and evolving regulatory environment	• If we are not able to comply with the existing complex regulatory landscape (e.g., immigration, wages, tax, data privacy regulations), it could result in investigations, regulatory inquiries, litigation, fines, and negative client sentiments. • **Emerging risk aspect:** Evolving regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies. • **Impacted capitals:** Financial, Human, Intellectual, Social & Relationship and Natural	• Comprehensive compliance framework, policies, controls and program to identify the changes to the regulatory landscape, assess their impact and implement appropriate actions • Regular connect with regulatory authorities and compliance experts to identify and assess changes to the regulatory landscape • Contract awareness programs and trainings for employees and vendors • Periodic compliance certification with clear accountability and responsibility defined • Comprehensive monitoring, reporting and governance, including Board oversight

Cybersecurity risk management

Cyber risks, being one of the key risks, is managed through multi-layered controls with a defense-in-depth approach starting from the cybersecurity strategy, supplemented by policies, processes and controls (preventive, detective, and corrective). Our strategy is focussed on four areas: transparency and experience; continual improvement and compliance; cyber resilience; and building and maintaining a positive cybersecurity culture within the organization. A high-level working group, the enterprise Information Security Council (ISC), has been established, which is responsible for governing and overseeing the Information Security Management System (ISMS) at Infosys. ISC focuses on establishing, directing, monitoring, and executing the information security program with representation from various departments and business units at Infosys and reports to the Operational Risk Council highlighting key risks to the executive leadership.

McCamish cybersecurity incident

Infosys McCamish Systems ("McCamish") engaged cybersecurity and other specialists to assist in its investigation of and response to its November 2023 cybersecurity incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists' assistance, substantially remediated and restored the affected applications and systems. Actions taken by McCamish also included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which data was subject to unauthorized access or exfiltration and engaging a third-party eDiscovery vendor in assessing the extent and nature of such data.

McCamish in coordination with its third-party eDiscovery vendor has identified up to approximately 6.5 million individuals whose information was subject to unauthorized access and exfiltration in the November 2023 cybersecurity incident. The information associated with each individual varies, but the data as a whole includes information such as email and mailing addresses, phone numbers, birth dates, social security numbers and other identification numbers, usernames, passwords, financial and customer account numbers, policy numbers, salaries and personal medical information. However, not all of these individuals had all of this information accessed and exfiltrated. McCamish also identified corporate customers whose business data was subject to unauthorized access and exfiltration. McCamish has notified its impacted customers and intends to work with these customers to support their respective reporting obligations, as appropriate. McCamish's review process is ongoing.

Infosys has undertaken a review of its cybersecurity posture and threat landscape to build further fortification and to strengthen its cyber defense capabilities. As an organization, we continue to review and strengthen our cybersecurity processes and controls across our entire network in line with industry best practices.

INDEPENDENT PRACTITIONER'S REASONABLE ASSURANCE REPORT ON IDENTIFIED SUSTAINABILITY INFORMATION IN INFOSYS LIMITED'S BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

To the Board of Directors
of INFOSYS LIMITED

1. We have undertaken to perform reasonable assurance engagement, for INFOSYS LIMITED (the "Company") vide our engagement letter dated March 25, 2024 in respect of the agreed Sustainability Information listed below (the "Identified Sustainability Information" or "BRSR Core indicators") in accordance with the Criteria stated in paragraph 3 below. This Sustainability Information is included in the Business Responsibility and Sustainability Report (the "BRSR" or the "Report") of the Integrated Annual Report (the "IAR") of the Company for the year ended March 31, 2024. This engagement was conducted by our multidisciplinary team including assurance practitioners, environmental engineers and specialists.

2. **Identified Sustainability Information**

   Our scope of reasonable assurance consists of the BRSR Core indicators listed in the Appendix I to our report. The reporting boundary of the Report is as disclosed in Question 13 and Question 23(a) of Section A: General Disclosure of the BRSR with exceptions disclosed by way of note under respective questions of the BRSR, where applicable.

   Our reasonable assurance engagement was with respect to the year ended March 31, 2024 information only and we have not performed any procedures with respect to earlier periods, other than certain BRSR Core indicators for the year ended March 31, 2023 referred to in Note 1 to the Appendix I and, therefore, do not express any opinion thereon.

3. **Criteria**

   The Criteria used by the Company to prepare the Identified Sustainability Information is as under:

   - Regulation 34(2)(f) of the Securities and Exchange Board of India (the "SEBI") (Listing Obligations and Disclosure Requirements), Regulations, 2015 as amended;
   - Business Responsibility and Sustainability Reporting Requirements for listed entities per Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/2023/120 dated July 11, 2023; and
   - SEBI Circular SEBI/HO/CFD/CFD-SEC-2/P/CIR/2023/122 dated July 12, 2023 and clarifications thereto issued by SEBI.

4. **Management's Responsibility**

   The Company's management is responsible for selecting or establishing suitable criteria for preparing the Sustainability Information including the reporting boundary of the Report, taking into account applicable laws and regulations, if any, related to reporting on the Sustainability Information, identification of key aspects, engagement with stakeholders, content, preparation and presentation of the Identified Sustainability Information in accordance with the Criteria. This responsibility includes design, implementation and maintenance of internal control relevant to the preparation of the Report and the measurement of Identified Sustainability Information, which is free from material misstatement, whether due to fraud or error.

5. **Inherent limitations**

   The absence of a significant body of established practice on which to draw to evaluate and measure non-financial information allows for different, but acceptable, measures and measurement techniques and can affect comparability between companies.

6. **Our Independence and Quality Control**

   We have maintained our independence and confirm that we have met the requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India (the "ICAI") and the SEBI Circular No. SEBI/HO/CFD/CFD-SEC-2/P/CIR/2023/122 dated July 12, 2023, and its clarifications thereto and have the required competencies and experience to conduct this assurance engagement.

   We apply Standard on Quality Control (the "SQC") 1, "Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements", and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

7. **Our Responsibility**

Our responsibility is to express a reasonable assurance opinion on the Identified Sustainability Information listed in Appendix I based on the procedures we have performed and evidence we have obtained.

We conducted our engagement in accordance with the Standard on Sustainability Assurance Engagements (SSAE) 3000, "Assurance Engagements on Sustainability Information", and Standard on Assurance Engagements (SAE) 3410 "Assurance Engagements on Greenhouse Gas Statements" (together the "Standards"), both issued by the Sustainability Reporting Standards Board (the "SRSB") of the ICAI.

These Standards require that we plan and perform our engagement to obtain reasonable assurance about whether the Identified Sustainability Information listed in Appendix I and included in the Report are prepared, in all material respects, in accordance with the Criteria.

As part of reasonable assurance engagement in accordance with the Standards, we exercise professional judgment and maintain professional skepticism throughout the engagement.

8. **Reasonable Assurance**

A reasonable assurance engagement involves identifying and assessing the risks of material misstatement of the Identified Sustainability Information whether due to fraud or error, responding to the assessed risks as necessary in the circumstances.

The procedures we performed were based on our professional judgment and included inquiries, observation of processes performed, inspection of documents, evaluating the appropriateness of quantification methods and reporting policies, analytical procedures and agreeing or reconciling with underlying records.

Given the circumstances of the engagement, in performing the procedures listed above, we:

- Obtained an understanding of the Identified Sustainability Information and related disclosures;
- Obtained an understanding of the assessment criteria and their suitability for the evaluation and/or measurements of the Identified Sustainability Information;
- Made inquiries of Company's Management, including environment team, compliance team, human resource team amongst others and those with the responsibility for preparation of the Report;
- Obtained an understanding and performed an evaluation of the design of the key systems, processes and controls for recording, processing and reporting on the Identified Sustainability Information at the corporate office and at other locations/offices on a sample basis. This included evaluating the design of those controls relevant to the engagement and determining whether they have been implemented by performing procedures in addition to inquiry of the personnel responsible for the Identified Sustainability Information;
- Based on the above understanding and the risks that the Identified Sustainability Information may be materially misstated, determined the nature, timing and extent of further procedures;
- Tested the Company's process for collating the sustainability information through agreeing or reconciling the Identified Sustainability Information with the underlying records on a sample basis;

  and
- Tested the consolidation for locations/offices on a sample basis and corporate office under the reporting boundary for ensuring the completeness of data being reported.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our reasonable assurance opinion.

9. **Exclusions**

Our assurance scope excludes the following and therefore we do not express an opinion on:

- Aspects of the Reports and the data/information (qualitative or quantitative) other than the Identified Sustainability Information; and
- The statements that describe expression of opinion, belief, aspiration, expectation, aim, or future intentions provided by the Company.

10. **Other information**

The Company's Management is responsible for the Other information. The Other information comprises the information included within the BRSR, the IAR and the Environment Social and Governance (the "ESG") Report, other than Identified Sustainability Information and our independent assurance reports dated May 31, 2024 thereon.

Our opinion on the Identified Sustainability Information does not cover the Other information and we do not express any form of assurance thereon.

In connection with our assurance engagement of the Identified Sustainability Information, our responsibility is to read the Other information and, in doing so, consider whether the Other information is materially inconsistent with the Identified Sustainability Information or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this Other information, we are required to report that fact. We have nothing to report in this regard.

11. **Reasonable Assurance Opinion**

Based on the procedures we have performed and the evidence we have obtained, the BRSR Core indicators for the year ended March 31, 2024 listed in Appendix I and certain BRSR Core indicators for the year ended March 31, 2023 referred to in Note 1 to the Appendix I are prepared in all material respects, in accordance with the Criteria as below:

- Regulation 34(2)(f) of the Securities and Exchange Board of India (the "SEBI") (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended;
- Business Responsibility and Sustainability Reporting Requirements for listed entities per Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/2023/120 dated July 11, 2023, and
- SEBI Circular SEBI/HO/CFD/CFD-SEC-2/P/CIR/2023/122 dated July 12, 2023 and clarifications thereto issued by SEBI.

12. **Other matter**

Select BRSR Core indicators of the Company for the year ended March 31, 2023 were assured by the previous assurance practitioner who had expressed an unmodified opinion on May 29, 2023.

Our opinion is not modified in respect of this matter.

13. **Restriction on use**

Our Reasonable Assurance report has been prepared and addressed to the Board of Directors of the Company at the request of the Company solely, to assist the Company in reporting on Company's sustainability performance and activities. Accordingly, we accept no liability to anyone, other than the Company. Our Reasonable Assurance report should not be used for any other purpose or by any person other than the addressees of our report. We neither accept nor assume any duty of care or liability for any other purpose or to any other party to whom our report is shown or into whose hands it may come without our prior consent in writing.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm's Registration No. 117366W / W-100018)

Pratiq Shah
Partner
Membership No. 111850
UDIN: 24111850BKJLJV7589

Place: New Delhi
Date: May 31, 2024

APPENDIX I

Identified Sustainability Information subject to Reasonable Assurance

Sr. No	Reporting Standard Reference	Indicator number
	Section C: Principle [P] Wise Performance Disclosures- Essential Indicators [E]	
1	P-1: Businesses should conduct and govern themselves with integrity, and in a manner that is Ethical, Transparent and Accountable.	E-8: Number of days of accounts payables ((Accounts payable *365) / Cost of goods/services procured). (Refer Note 1) E-9: Details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances and investments, with related parties. (Refer Note 1)
2	P-3: Businesses should respect and promote the well-being of all employees, including those in their value chains.	E-1c: Spending on measures towards well-being of employees and workers (including permanent and other than permanent. (Refer Note 1) E-11: Details of safety related incidents.
3	P-5: Businesses should respect and promote human rights.	E-3b: Gross wages paid to females as % of total wages paid by the entity. (Refer Note 1) E-7: Complaints filed under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013.
4	P-6: Businesses should respect and make efforts to protect and restore the environment.	E-1: Details of total energy consumption (in Joules or multiples) and energy intensity. E-3: Disclosures related to water withdrawal and consumption. E-4: Details related to water discharged. E-7: Details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) and its intensity. E-9: Total weight of waste generated in metric tons, and a breakdown of this total by composition of the waste.
5	P-8: Businesses should promote inclusive growth and equitable development.	E-4: Percentage of input material (inputs to total inputs by value) sourced from suppliers. E-5: Job creation wages paid to persons employed (including employees or workers employed on a permanent or non-permanent / on contract basis), as % of total wage cost. (Refer Note 1).
6	P-9: Businesses should engage with and provide value to their consumers in a responsible manner.	E-7: Information relating to data breaches.

Note:

1. Our reasonable assurance engagement also included performing procedures with respect to these BRSR Core Indicators for the previous year ended March 31, 2023.

Business Responsibility and Sustainability Report

Infosys has always placed sustainability at the heart of its business approach. Our ability to fulfill and exceed our responsibilities to our stakeholders is a testament to our commitment. We have balanced our business success with an unwavering focus on exemplary governance and responsiveness to the needs of the environment and society. As an early proponent of responsible business, we readily embraced our commitment to integrate Environmental, Social and Governance (ESG) factors into our operations. We adopted the GRI Framework in 2008 and in fiscal 2013, we were among the first companies to publish the Business Responsibility Report (BRR).

The BRSR follows the National Guidelines on Responsible Business Conduct (NGRBC) principles on the social, environmental and economic responsibilities of business.

Our BRSR includes our responses to questions about our practices and performance on key principles defined by Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 as amended from time to time, which cover topics across the ESG dimensions.



Section A: General Disclosure

I Company details

1. Corporate Identity Number (CIN) of the Listed Entity	L85110KA1981PLC013115
2. Name of the Listed Entity	**Infosys Limited**
3. Year of incorporation	July 02, 1981
4. Registered office address	Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India
5. Corporate address	Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India
6. E-mail id	askus@infosys.com
7. Telephone	+91-80-2852 0261
8. Website	www.infosys.com
9. Financial year for which reporting is being done	April 2023 – March 2024
10. Name of the Stock Exchange(s) where shares are listed	In India, the Company's equity shares are listed on the • BSE Limited • National Stock Exchange of India Limited (NSE) The ADSs are listed on the New York Stock Exchange in the US.
11. Paid-up capital	₹2,071 crore
12. Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report	**ARUNA C. NEWTON** Vice President – Head – Diversity, Equity and Inclusion Tel: 91 80 2852 0261 Email: arunacnewton@infosys.com
13. Reporting boundary - Are the disclosures under this report made on a standalone basis (i.e. only for the entity) or on a consolidated basis (i.e. for the entity and all the entities which form a part of its consolidated financial statements, taken together).	The disclosures under this report are made on a consolidated basis, unless otherwise specified. There are certain re-statements made to address changes in methodology while ensuring comparability and consistency.
14. Name of assurance provider	Deloitte Haskins & Sells LLP
15. Type of assurance obtained	BRSR core indicators – Reasonable Select BRSR indicators – Reasonable / Limited

II Products / services

16. Details of business activities (accounting for 90% of the turnover)

S. No.	Description of main activity	Description of business activity	% of turnover of the entity
1	Software and IT consulting (GICS classification – Information Technology – Software and Services)	Software application development and maintenance, and IT consulting. Further details are provided in the *Management Discussion and Analysis* section of this Integrated Annual Report.	94.5

17. Products / services sold by the entity (accounting for 90% of the entity's turnover)

S. No.	Product / service	NIC code	% of total turnover contributed
1	Software application development and maintenance, IT consulting and digital services	620 and 631	94.5

III Operations

18. Number of locations where plants and / or operations / offices of the entity are situated

Location	Number of plants	Number of offices	Total
National	NA	55	265
International	NA	210	

19. Markets served by the entity

a. Number of locations[1]

Locations	Number
National (No. of states)	12
International (No. of countries)	93

(1) Denotes the locations of our clients

b. What is the contribution of exports as a percentage of the total turnover of the entity?

97.2% [1]

(1) Based on standalone financial statements under Ind AS as exports are considered in relation to India

c. A brief on types of customers

Business to business

IV Employees

20. Details as at the end of fiscal:

a. Employees and workers (including differently-abled)

S. No.	Particulars	Total (A)	Male		Female	
			No. (B)	% (B / A)	No. (C)	% (C / A)
	Employees					
1	Permanent (D)	3,17,240	1,92,671	60.7	1,24,569	39.3
2	Other than permanent (E)[1]	23,447	18,804	80.2	4,643	19.8
3	Total employees (D + E)	3,40,687	2,11,475	62.1	1,29,212	37.9
	Workers[2]					
4	Permanent (F)	NA				
5	Other than permanent (G)					
6	Total employees (F + G)					

b. Differently-abled employees and workers[3]

S. No.	Particulars	Total (A)	Male		Female	
			No. (B)	% (B / A)	No. (C)	% (C / A)
	Differently-abled employees					
1	Permanent (D)	1,130	826	73.1	304	26.9
2	Other than permanent (E)	–	–	–	–	–
3	Total employees (D + E)	1,130	826	73.1	304	26.9
	Differently-abled workers[2]					
4	Permanent (F)	NA				
5	Other than permanent (G)					
6	Total differently-abled workers (F + G)					

(1) 'Other than permanent' employees includes contractors

(2) We do not have any workers.

(3) Employees who have voluntarily disclosed their disabilities

21. Participation / Inclusion / Representation of women (including differently-abled)

	Total (A)	No. and percentage of women	
		No. (B)	% (B / A)
Board of Directors	9	2	22.2
Key Management Personnel[(1)]	3	0	–

As on March 31, 2024

(1) Key Management Personnel are Chief Executive Officer and Managing Director (CEO & MD), Chief Financial Officer (CFO) and Company Secretary (CS).

22. Turnover rate* for permanent employees and workers (Disclose trends for the past 3 years)

	Turnover rate in fiscal 2024 (In %)			Turnover rate in fiscal 2023 (In %)			Turnover rate in fiscal 2022 (In %)		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Permanent employees	12.6	12.5	12.6	21.1	20.6	20.9	28.7	26.1	27.7
Other than permanent employees	We do not calculate turnover of contract staff as they are hired for a fixed contract period, by design.								

* Voluntary attrition for IT services excluding business process management services, products and platforms

V. Holding, subsidiary and associate companies (including joint ventures)

23. (a) Names of holding / subsidiary / associate companies / joint ventures[(1)]

S.No	Name of the holding / subsidiary / associate companies / joint ventures (A)	Indicate whether holding/ subsidiary/ associate/ joint venture	% of shares held by listed entity	Does the entity indicated at column A, participate in the Business Responsibility initiatives of the listed entity? (Yes/No)[(2)]

(1) Refer to *Annexure 1* of the *Board's report* for information on holding / subsidiary / associate companies / joint ventures.

(2) Our subsidiaries contribute data required for the preparation of this report.

VI. CSR details

24. (i) Whether CSR is applicable as per Section 135 of Companies Act, 2013:	Yes
(ii) Turnover (In ₹ crore)[(1)]	1,24,014 *
(iii) Net worth (In ₹ crore)[(1)]	67,745 *

(1) As per the standalone financial statements under Ind AS

* Denotes fiscal 2023 numbers

VII. Transparency and disclosures compliances

25. Complaints / grievances on any of the principles under the National Guidelines on Responsible Business Conduct

Stakeholder group from whom complaint is received[1]	Grievance redressal mechanism in place (Yes/No) (If Yes, then provide web-link for grievance redress policy)	Fiscal 2024			Fiscal 2023		
		Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks	Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks
Communities	Foundation@infosys.com	–	–		–	–	
Investors (Other than shareholders)[2]	Investors@infosys.com	–	–		–	–	
Shareholders	Investors@infosys.com	819 [2]	–		3,568 [2]	–	
Employees and workers	HEAR@infosys.com, GRB@infosys.com	180	19		189	20	
Customers[3]		53	10		79	1	
Value chain partners	vendorgrievances@infosys.com	–	–		–	–	
Other		–	–		–	–	

(1) For all our stakeholders: whistleblower@infosys.com

(2) The Company does not track complaints from investors and shareholders separately. During the year, the Company has modified its policy of classifying shareholders grievances / complaints.

(3) Complaints from customer projects primarily received through the complaints management system have been considered.

26. Overview of the entity's material responsible business conduct issues. Please indicate material responsible business conduct and sustainability issues pertaining to environmental, social and governance matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along with its financial implications, as per the following format

S. No.	Material issue identified*	Indicate whether risk or opportunity (R / O)	Rationale for identifying the risk / opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk (Indicate positive or negative implications)
1	**Environment :** Climate change	Risk	– Climate change risks are increasingly manifesting in our business as strategic, physical and transitional (market and compliance) risks, which if not managed adequately, can affect our operations, reputation and profitability.	– Refer to the Infosys ESG data book 2023-24 for details on risk mitigations.	**Negative :** Increased operating costs in meeting the environmental standards

S. No.	Material issue identified*	Indicate whether risk or opportunity (R / O)	Rationale for identifying the risk / opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk (Indicate positive or negative implications)
2	**Environment :** Engaging clients on climate actions through our solutions	Opportunity	– Increased revenue through development and / or expansion of services to help our customers manage their climate change risks. – Savings from use of lower-emission sources of energy – Lead action globally on climate change through advocacy		**Positive :** Scope to improve Infosys' competitiveness and capitalize on evolving client preferences by leveraging our expertise in sustainability, low carbon transition and digital/IT to support our clients on their sustainability and low carbon journey
3	**Societal :** Facilitating best-in-class employee experience	Risk	– Inability to facilitate best-in-class employee experience may impact our ability to attract, hire, train, engage and retain talent	– Employee engagement and care – Holistic employee retention and recognition policies – Career and leadership development focus – Occupational health and safety measures	**Negative :** Impact on employer reputation, increased cost of talent, etc.
4	**Societal :** Tech for Good platforms and solutions for e-governance, healthcare and education	Opportunity	– The development and adoption of advanced technologies, including smart automation and artificial intelligence, have the potential to raise productivity and solve larger challenges for the benefit of the community while facilitating the achievement of SDGs. Digital technologies and platforms have been used successfully in consumer technologies and provide an opportunity to apply these to ensure social good.		**Positive :** Given the shortage of digital talent, there is immense scope to create a talent pool to accelerate the digital transformation journey of our customers.

S. No.	Material issue identified*	Indicate whether risk or opportunity (R / O)	Rationale for identifying the risk / opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk (Indicate positive or negative implications)
5	**Governance :** Data privacy and information management	Risk	– Cyber attacks that breach our information network and / or failure to protect sensitive and confidential information of our stakeholders in accordance with applicable laws and contractual obligations may impact our operations, client satisfaction or result in significant regulatory penalties.	– Robust cybersecurity strategy, framework, processes, policies and controls to improve cyber resilience. – Robust data privacy framework, policies, processes and controls – Multi-layered governance process with executive and the Board's oversight to review cybersecurity and data privacy risks and our preparedness to mitigate and respond to such risks. – Continued investment in technologies to address the risks of the evolving cyber threat landscape – Close collaboration with cyber intelligence and forensic agencies to identify and prepare for emerging cybersecurity threats, periodic table-top exercises and keep the cybersecurity crisis plan up to date – Regular awareness programs and trainings along with a rigorous consequence management process – Periodic reviews, testing and audits	**Negative :** Increased operating cost to hire and train talent and technology investments
6	**Governance :** Being recognized as industry leader in our information security practices and adoption of leading data privacy standards	Opportunity	– Increasing revenue from cybersecurity service offerings and solutions – Being recognized as an industry leader in our information security practices, and adoption of leading data privacy standards across global operations will result in higher client confidence.		**Positive :** Minimize cybersecurity and data privacy breach threats to Infosys and our customers through advanced cybersecurity solutions and adoption of leading data privacy standards

* For the complete list of material topics, read ESG report 2024: *Materiality and stakeholder engagement*

Section B: Management and process disclosures

This section is aimed at helping businesses demonstrate the structures, policies and processes put in place towards adopting the NGRBC Principles and Core Elements.

Disclosure question	P1	P2	P3	P4	P5	P6	P7	P8	P9
Policy and management processes									
1a. Whether your entity's policy / policies cover each principle and its core elements of the NGRBCs. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
1b. Has the policy been approved by the Board? (Yes / No)	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	Yes
1c. Web link of the policies, if available	Refer to the Whistleblower Policy, Infosys Code of Conduct and Ethics	Refer to the Supplier Code of Conduct	Refer to Infosys Code of Conduct and Ethics, HSE Policy	Refer to our CSR Policy and ESG vision 2030	Refer to our Supplier Code of Conduct, Human rights statement[1]	Refer to our HSE Policy[1]	Refer to our ESG vision 2030	Refer to our CSR Policy,[2] Responsible Supply Chain and Supplier Diversity Policy, Supplier Code of Conduct	Refer to our Infosys Code of Conduct and Ethics, ESG Vision 2030, Privacy statement
2. Whether the entity has translated the policy into procedures. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3. Do the enlisted policies extend to your value chain partners? (Yes / No)	Yes	Yes	No	No	Yes	Yes	No	Yes	No
4. Name of the national and international codes / certifications / labels / standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustee) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.	ISO 9001:2015; GRI Standard 2021, UNGC Principles, OECD-Principles of Corporate Governance, UN SDGs	ISO 9001:2015, GRI Standard 2021, ISO 14001:2015, CMMi	ISO 9001:2015, GRI Standard 2021, ISO 45001:2018, Universal Declaration of Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, UNGC Principles	ISO 9001:2015, GRI Standard 2021, ISO 14001:2015, ISO 45001:2018	ISO 9001:2015, ISO 14001:2015, ISO 45001:2018, GRI Standard 2021, Universal Declaration of Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, UNGC Principles	ISO 9001:2015, GRI Standard 2021, ISO 14001:2015, PAS 2060:2014, ISO 45001:2018, ISO22301:2019 SASB, TCFD, UN SDGs, Carbon Disclosure Project (CDP)	ISO 9001:2015, ISO 14001:2015, ISO 45001:2018, GRI Standard 2021, UNGC Principles	ISO 9001:2015, ISO 14001:2015, ISO 45001:2018, GRI Standard 2021, UN SDGs	ISO 9001:2015, GRI Standard 2021, ISO 27001:2022, ISO 27701:2019, SASB
5. Specific commitments, goals and targets set by the entity with defined timelines, if any.	In 2020, we became carbon neutral, 30 years ahead of the timeline set by the Paris Agreement. In October 2020, we launched our ESG vision and ambitions for 2030.								

6. Performance of the entity against the specific commitments, goals and targets along with reasons in case the same are not met.	Yes. The details of our performance on our ESG goals are available in the chapters *Approaching value creation* and *Delivering value* in this Integrated Annual Report and ESG Report 2024.

(1) Approved by the Executive Leadership.

(2) Not extended to Suppliers

Governance, leadership and oversight

7. Statement by director responsible for the Business Responsibility Report, highlighting ESG-related challenges, targets and achievements

"Infosys is committed to nurturing a sustainable and socially responsible business. The company's ongoing ESG aspirations are reflected in the Infosys ESG Vision 2030 that articulates how the company can continue to be a well-governed organization and inclusive workplace for diverse talent with community strategies to leverage technology for good."

Salil Parekh
Chief Executive Officer and Managing Director

Information on ESG-related challenges, targets and achievements is available in the chapters *Approaching value creation* and *Delivering value* in this Integrated Annual Report.

8. Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy(ies)

Policy	Implementation – authority	Oversight – authority	Composition of highest authority responsible for oversight
Whistleblower Policy and Infosys Code of Conduct and Ethics	General Counsel and Compliance officer	Audit Committee	Refer to the Audit Committee section in the *Corporate governance report* of this Integrated Annual Report
Responsible Supply Chain and Supplier Diversity Policy and Supplier Code of Conduct	Global head – Procurement	ESG Committee	Refer to the ESG Committee section in the *Corporate governance report* of this Integrated Annual Report
CSR Policy	Global Head – Corporate Accounting and Taxation	CSR Committee	Refer to the CSR Committee section in the *Corporate governance report* of this Integrated Annual Report
ESG Vision 2030	Chief Financial Officer	ESG Committee	Refer to the ESG Committee section in the *Corporate governance report* of this Integrated Annual Report

9. Does the entity have a specified Committee of the Board / Director responsible for decision making on sustainability related issues? (Yes / No). If yes, provide details

Yes, the ESG Committee of the Board. Read more in the ESG Committee report in the *Corporate governance report* of this Integrated Annual Report.

	Subject for review	Indicate whether review was undertaken by Director / Committee of the Board / Any other committee	Frequency (Annually / Half-yearly / Quarterly / Any other – please specify)
		P1 P2 P3 P4 P5 P6 P7 P8 P9	P1 P2 P3 P4 P5 P6 P7 P8 P9
10. Details of review of NGRBCs by the Company	Performance against above policies and follow up action	Committee of the Board	Annually
	Compliance with statutory requirements of relevance to the principles, and, rectification of any non-compliance	Committee of the Board	Quarterly

	Principles	P1	P2	P3	P4	P5	P6	P7	P8	P9
11. Has the entity carried out independent assessment / evaluation of the working of its policies by an external agency? (Yes / No). If yes, provide name of the agency.	Answer	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

Notes:

- BSI conducted the ISO 27001:2022 and ISO 9001:2015 certification audits.
- BVC conducted the ISO 9001:2015, ISO 27701:2019, ISO 27001:2022 and ISO 22301:2019 certification audits.
- KPMG conducted the CMMI 2.0 certification audit.
- DNV conducted the ISO 14001:2015 and ISO 45001:2018 certification audits.

	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
12. If answer to question (1) above is "No" i.e. not all principles are covered by a policy, reasons to be stated	The entity does not consider the principles material to its business (Yes / No)	Not applicable								
	The entity is not at a stage where it is in a position to formulate and implement the policies on specified principles (Yes / No)									
	The entity does not have the financial or human and technical resources available for the task (Yes / No)									
	It is planned to be done in the next financial year (Yes / No)									
	Any other reason (please specify)									

Section C: Principle-wise performance disclosure

This section is aimed at helping entities demonstrate their performance in integrating the principles and core elements with key processes and decisions. The information sought is categorized as "Essential" and "Leadership". While the essential indicators are expected to be disclosed by every entity that is mandated to file this report, the leadership indicators may be voluntarily disclosed by entities which aspire to progress to a higher level in their quest to be socially, environmentally and ethically responsible.

PRINCIPLE 1: Businesses should conduct and govern themselves with integrity, and in a manner that is ethical, transparent and accountable

Essential indicators

1. Percentage coverage by training and awareness programs on any or all the principles in the financial year

Segment	Total number of training and awareness programs held	Topics / principles covered under the training and its impact	% age of persons in respective category covered by the awareness programs
Board of Directors and Board Committees	The Board members also completed an online ESG learning module covering global ESG disclosures, Infosys' ESG performance and best practices. Refer to the Training of Board members section in the *Corporate governance report* in the Integrated Annual Report.		100
Key Managerial Personnel (KMP)[1]	5	Infosys Code of Conduct and Ethics, climate change, environmental sustainability, social sustainability, data privacy and cybersecurity	100
Employees other than BoD and KMPs[1]	5	Infosys Code of Conduct and Ethics, climate change, environmental sustainability, social sustainability, data privacy and cybersecurity	100
Workers	NA	NA	NA

(1) Apart from year-long awareness campaigns through email on responsible business and related topics, all our employees have access to an exclusive learning channel on Lex, our internal learning platform and Infosys Springboard, our flagship digital learning platform.

2. Details of fines / penalties /punishment/ award/ compounding fees/ settlement amount paid in proceedings (by the entity or by directors / KMPs) with regulators/ law enforcement agencies/ judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website):

Monetary					
	NGRBC Principle	Name of the regulatory/ enforcement agencies/ judicial institutions	Amount (In INR)	Brief of the case	Has an appeal been preferred? (Yes/ No)
Penalty / fine	Refer to the Company's website for all disclosures made under Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 at https://www.infosys.com/investors/reports-filings/exchange-filings.html.				
Settlement		–	–	–	–
Compounding fee		–	–	–	–

Non-Monetary			
	NGRBC Principle	Name of the regulatory/ enforcement agencies/ judicial institutions	Brief of the case	Has an appeal been preferred? (Yes/No)
Imprisonment	–	–	–
Punishment	–	–	–

3. Of the instances disclosed in Question 2 above, details of the Appeal / Revision preferred in cases where monetary or non-monetary action has been appealed.

Case Details	Name of the regulatory/ enforcement agencies/ judicial institutions
Refer to the Company's website for all disclosures made under Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 at https://www.infosys.com/investors/reports-filings/exchange-filings.html.	

4. Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy.

Yes. Our Code of Conduct and Ethics complies with the legal requirements of applicable laws and regulations, including anti-bribery, anti-corruption and ethical handling of conflicts of interest. Additionally, we also have an Anti-Bribery and Anti-Corruption (ABAC) Policy (available in the Company intranet), which provides the requirements around ABAC in detail.

5. Number of Directors / KMPs / employees / workers against whom disciplinary action was taken by any law enforcement agency for the charges of bribery / corruption:

	Fiscal 2024	Fiscal 2023
Directors	–	–
KMPs	–	–
Employees	–	–
Workers	NA	NA

6. Details of complaints with regard to conflict of interest:

	Fiscal 2024		Fiscal 2023	
	Number	Remarks	Number	Remarks
Number of complaints received in relation to issues of conflict of interest of the Directors	–		–	
Number of complaints received in relation to issues of conflict of interest of the KMPs	–		–	

7. Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators / law enforcement agencies / judicial institutions, on cases of corruption and conflicts of interest

Not applicable

8. Number of days of accounts payable ((Accounts payable *365) / Cost of goods/services procured) in the following format

	Fiscal 2024	Fiscal 2023
Number of days of accounts payable	43	44

9. Openess of business provide details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances and investments, with related parties, in the following format:

Parameter	Metrics	Fiscal 2024	Fiscal 2023
Concentration of purchases	a. Purchases from trading houses as % of total purchases b. Number of trading houses where purchases are made from c. Purchases from top 10 trading houses as % of total purchases from trading houses	–	–
Concentration of sales	a. Sales to dealers / distributors as % of total sales b. Number of dealers / distributors to whom sales are made c. Sales to top 10 dealers / distributors as % of total sales to dealers / distributors	–	–
Share of RPTs in *	a. Purchases (Purchases with related parties / Total purchases) b. Sales (Sales to related parties / Total sales) c. Loans and advances (Loans and advances given to related parties / Total loans and advances) d. Investments (Investments in related parties / Total investments made)	–	–

* As per the consolidated financial statements under Ind AS

Leadership indicators

1. Awareness programs conducted for value chain partners on any of the principles during the financial year:

Total number of awareness programs held	Topics / principles covered under the training[1]	% age of value chain partners covered (by value of business done with such partners) under the awareness programs[2]
5 [1]	Climate change and best practices in data capture, monitoring, and reporting on climate change disclosures, water management, waste management, human rights, occupational health and safety, Anti-Bribery and Anti-Corruption	75.4

(1) 5,600+ suppliers were enabled on ESG awareness programs through the ESG learning portal.

(2) Our assessment covers upstream value chain partners (suppliers).

2. Does the entity have processes in place to avoid/ manage conflict of interests involving members of the Board? (Yes/No) If Yes, provide details of the same.

Yes. The Company receives disclosure of interest at regular intervals from the Board.

PRINCIPLE 2:
Businesses should provide goods and services in a manner that is sustainable and safe

Essential indicators

1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the company, respectively.

	Fiscal 2024	Fiscal 2023	Details of improvements in environmental and social impacts
R&D[(1)]	20.7	26.7	Education, training and assessment of employees to upskill and reskill. Technology spent to improve environmental and social products and processes
Capex[(1)]	3.4	3.1	Efficient equipment for cooling, lighting, renewable energy, water management, waste management and sustainable material

(1) Based on standalone financial statements under Ind AS

2a. Does the company have procedures in place for sustainable sourcing? (Yes / No)

Yes

2b. If yes, what percentage of inputs were sourced sustainably?

All our procurements follow the principles of sustainable sourcing. We require suppliers to accept the Supplier Code of Conduct, which is based on the UNGC Principles. We do not have a policy of computing the value of inputs sourced sustainably.

3. Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for

(a) **Plastics (including packaging)** (b) **E-waste** (c) **Hazardous waste** (d) **Other waste**	Not applicable. We don't manufacture any products. We are an IT services company.

4. Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes / No): No

If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards?

If not, provide steps taken to address the same.

Not applicable

Leadership indicators

1. Has the entity conducted Life Cycle Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details in the following format?

Not applicable

2. If there are any significant social or environmental concerns and / or risks arising from production or disposal of your products / services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same

Not applicable

3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry).

Not applicable. We are an IT services company, we don't manufacture any products.

4. Of the products and packaging collected at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed, as per the following format:

Not applicable. We are an IT services company, we don't manufacture any products.

5. Reclaimed products and their packaging materials (as percentage of products sold) for each product category.

Not applicable. We are an IT services company, we don't manufacture any products.

PRINCIPLE 3:
Businesses should respect and promote the well-being of all employees, including those in their value chains

Essential indicators

1a. Details of measures for the well-being of employees

Category	Total (A)	% of employees covered									
		Health insurance		Accident insurance		Maternity benefits		Paternity benefits		Day care facilities[1]	
		Number (B)	% (B / A)	Number (C)	% (C / A)	Number (D)	% (D / A)	Number (E)	% (E / A)	Number (F)	% (F / A)
		Permanent employees									
Male	1,92,671	1,92,671	100	1,92,671	100	NA	NA	1,92,671	100	–	–
Female	1,24,569	1,24,569	100	1,24,569	100	1,24,569	100	NA	NA	–	–
Total	3,17,240	3,17,240	100	3,17,240	100	1,24,569	100	1,92,671	100	–	–
		Other than permanent employees									
Male	Vendors and contractors are required to adhere to statutory compliances as per the respective rules of the state.										
Female											
Total											

(1) We provide onsite, proximity and network (near home) childcare support options for our employees in India, based on their preference.

1b. Details of measures for the well-being of workers:

Not applicable

1c. Spending on measures towards well-being of employees and workers (including permanent and other than permanent) in the following format

	Fiscal 2024	Fiscal 2023
Cost incurred on well- being measures as a % of total revenue of the company	1.1	1.2

2. Details of retirement benefits, for current and previous financial years

Benefits	Fiscal 2024			Fiscal 2023		
	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y / N / NA)	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y / N / NA)
PF	100	NA	Y	100	NA	Y
Gratuity	100	NA	Y	100	NA	Y
ESI(1)	5	NA	Y	9	NA	Y
National Pension Scheme (NPS)(2)	2.8	NA	Y	2.3	NA	Y
Others – superannuation(3)	10	NA	Y	11	NA	Y

This table represents retirement benefits for the employees working in India. All our employees working outside India are eligible for retirement benefits according to applicable laws in the regions we operate.

(1) All eligible employees covered under the Employees State Insurance Act ("ESIC"), 1948 are provided the benefit.

(2) Pertains to contribution made by employers for employees who have opted for the same.

(3) Eligible employees are participants to superannuation retirement benefits.

3. Accessibility of workplaces

Are the premises / offices of the entity accessible to differently-abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard

Yes. The premises / offices of Infosys in India are accessible to differently-abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016.

4. Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy.

Yes, the entity has an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016.
https://www.infosys.com/careers/discover/culture/documents/diversity-inclusion-policy.pdf

5. Return to work and retention rates of permanent employees and workers that took parental leave.

Gender	Permanent employees(1)		Permanent workers	
	Return to work rate (In %)	Retention rate (In %)	Return to work rate (In %)	Retention rate (In %)
Male	99.9	82.3	NA	NA
Female	99.2	74.1		
Total	99.5	78.2		

Based on the recommendations of GRI standard 401-3.

(1) 100% of our permanent employees are eligible for parental leaves.

6. Is there a mechanism available to receive and redress grievances for the following categories of employees and worker? If yes, give details of the mechanism in brief.

	Yes/No (If Yes, then give details of the mechanism in brief)
Permanent workers	NA
Other than permanent workers	
Permanent employees	Infosys is committed to providing a safe and positive work environment as enshrined in our Code of Conduct. Employees and contract staff have access to a well-established robust grievance resolution mechanism known as resolution hubs where they can highlight matters or concerns faced at the workplace. For more information, refer to Resolution hubs available in the *Management Discussion and Analysis* section of this Integrated Annual Report.
Other than permanent employees	

7. Membership of employees and workers in association(s) or unions recognized by the listed entity:

Category	Fiscal 2024			Fiscal 2023		
	Total employees / workers in respective category (A)	No. of employees / workers in respective category, who are part of association(s) or Union (B)	% (B / A)	Total employees / workers in respective category (C)	No. of employees / workers in respective category, who are part of association(s) or Union (D)	% (D / C)
Total permanent employees	3,17,240	9,431	3.0	3,43,234	8,848	2.6
Male	1,92,671	6,095	3.2	2,07,879	5,510	2.7
Female	1,24,569	3,336	2.7	1,35,355	3,338	2.5
Total permanent workers	NA					
Male						
Female						

8. Details of training of employees and worker (% to total no. of employees / workers in the category):

	Fiscal 2024 [1]					Fiscal 2023 [1]				
	Total (A)	On health and safety measures[2]		On skill upgradation		Total (D)	On health and safety measures[2]		On skill upgradation	
		No. (B)	% (B / A)	No. (C)	% (C / A)		No. (E)	% (E / D)	No. (F)	% (F / D)
Male	1,92,671	1,92,671	100	1,79,663	93.2	2,07,879	2,07,879	100	1,85,211	89.1
Female	1,24,569	1,24,569	100	1,15,925	93.1	1,35,355	1,35,355	100	1,22,439	90.4
Total	3,17,240	3,17,240	100	2,95,588	93.2	3,43,234	3,43,234	100	3,07,650	89.6

[1] Only for permanent employees

[2] Includes awareness programs

9. Details of performance and career development reviews of employees and workers

Category	Fiscal 2024			Fiscal 2023		
	Total (A)[1]	No. (B)	% (B / A)	Total (C)[1]	No. (D)	% (D / C)
Employees						
Male	1,57,504	1,57,504	100	1,33,642	1,33,642	100
Female	1,02,420	1,02,420	100	87,121	87,121	100
Total	2,59,924	2,59,924	100	2,20,763	2,20,763	100

(1) 100% of eligible employees have received performance and career development reviews.

10. Health and safety management system:

10a. Whether an occupational health and safety management system has been implemented by the entity? (Yes / No). If yes, the coverage of such system?

Yes. Infosys recognizes and accords highest priority to safety and well-being of its employees and other relevant parties. Our HSE Policy enunciates our philosophy and commitment towards the management of key HSE aspects. In line with our strategy, our HSEMS at all Indian locations is certified to ISO 45001:2018 standard. At overseas locations, we have implemented processes based on legal requirements / internal benchmarks and have also included them in the internal audits cycle. We have established numerous interventions to address occupational health-related topics such as emotional well-being, mental health, ergonomics, safety, lifestyle diseases and more. Well-equipped occupational health centers are available at all our campuses in India. During the year, doctors and physiotherapists have helped employees and their families through virtual consultations leveraging our telemedicine portal. More details on Occupational Health and Safety are available on our website at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/occupational-health-safety.html.

10b. What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?

We proactively identify occupational health and safety risks, for all existing / new / modified activities, processes, products or services, and regulatory changes, including routine and non-routine activities. Risk assessment includes quarterly evaluation of incidents that have occurred. Hazardous conditions, if any, are identified and prioritized for elimination and control. Once the identified hierarchy of controls is implemented, the risk assessment is revisited to assess the residual risks. As Infosys is an IT / ITES company, there are no product risks, but there are those related to the provision of services like ergonomics at work and those associated with the operation of utilities and employees' commute. Participation and consultation with relevant personnel involved in the activities is ensured during the risk assessments. Risks are also assessed before and post the development of new buildings. Experience from previous projects and current operations is also considered. We continually monitor our construction sites where infrastructure is being established. More details on Occupational Health and Safety are available on our website at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/occupational-health-safety.html.

10c. Whether you have processes for workers to report the work-related hazards and to remove themselves from such risks. (Y / N)

Yes

10d. Do the employees/ worker of the entity have access to non-occupational medical and healthcare services?

Yes

11. Details of safety related incidents, in the following format:

Safety incident / number	Category	Fiscal 2024 [1]	Fiscal 2023 [1]
Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	Employees[2]	0.127	0.376
	Workers[3]	NA	NA

Safety incident / number	Category	Fiscal 2024 [1]	Fiscal 2023 [1]
Total recordable work-related injuries	Employees[2]	23	33
	Workers[3]	NA	NA
No. of fatalities	Employees[2]	0	0
	Workers[3]	NA	NA
High consequence work-related injury or ill-health (excluding fatalities)	Employees[2]	0	0
	Workers[3]	NA	NA

(1) India operations

(2) Includes 'other than permanent' employees

(3) Infosys does not have workers.

12. Describe the measures taken by the entity to ensure a safe and healthy work place.

Infosys acknowledges that Occupational Health and Safety (OH&S) is one of the key aspects of sustainable business practices. OH&S policies, processes, and practices at Infosys promote physical, mental, and social well-being of employees in the workplace. The robust Health and Safety Management system at Infosys has earned us the certification of ISO 45001:2018 for all Indian locations, including Infosys Limited and its subsidiaries, in line with our HSE strategy.

The Company has the following measures to ensure a safe and healthy workplace:

1. Incident management: Incidents which include near misses / potential hazards / accidents are reported through internal applications, supervisors, or mails and root causes of incidents are identified, analyzed and appropriate corrective actions are taken to avoid recurrence or occurrence of incidents leading to injuries / losses.
2. OH&S Committee: Both employees and contract workers are a part of the Infosys OH&S Committee which helps in ensuring their active participation and consultation.
3. Training and awareness: Training includes awareness building, mock drills, classroom sessions and periodic demonstrations. HSEMS training is a part of our employee induction program. To enable continuous learning, a HSE awareness module is available on Lex, our internal learning platform. Job-specific and generic trainings are conducted for contractual staff during induction and later through refresher trainings.
4. Safety interventions: We have always focused on building a culture of safety at Infosys. The safety systems in place include work permits, trainings, Lock Out Tag Out (LOTO), safety inspections, audits, operational controls, and monitoring. Policies have been established focusing on specific areas such as women's safety, lone working, transport, travel, construction, amongst others.
5. Medical services: We have set up first aid centers on our campuses in India. Some of the first aid facilities are operational round the clock. Our telemedicine portal continues to operate and allows employees to consult the doctors at our occupational health centers in India online. Ambulance services are available at all our locations in India round the clock.
6. Health Risk Assessment: HRA is carried out annually based on inputs from the OHC. Being an IT / ITES company, the prevalent risks include ergonomics, Musculoskeletal Disorders (MSDs), emotional well-being, etc., associated with workplace, operation of utilities, and commute. Numerous initiatives, interventions, engagement virtual sessions, and process controls are in place to address these risks.
7. Programs on ergonomics: These include on-site physiotherapy centres, interventions by ergonomic experts and providing ergonomic infrastructure.
8. Physical and emotional well-being: At our locations in India, we have dietitians to provide counseling and guidance. We have also set up state-of-the-art gyms to train physical and mental fitness.
9. Programs for mothers: Pregna Care, a professional health care program is designed especially for expectant mothers and aims at providing maximum comfort to the mother.
10. Working environment: We also focus on improving the work environment by monitoring indoor air quality, lux and noise levels and promoting the use of green seal chemicals.

13. Number of complaints on the following made by employees and workers:

	Fiscal 2024		Fiscal 2023	
	Filed during the year	Pending resolution at the end of year	Filed during the year	Pending resolution at the end of year
Working conditions	16	0	26	0
Health and safety	11	0	30	0

14. Assessment for the year for health and safety:

Our HSEMS is certified to ISO 45001:2018 standard audited by certifying bodies annually. The scope of HSEMS is applicable to all activities, which are a part of our operations and employees working for and on behalf of the Company, including deputees at client sites. Safety and well-being of our employees is accorded the highest priority. Our internal Corporate Certification Audits and Assessments Team (CCAT) conducts periodic assessments across Infosys locations annually.

Assessments for the year	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)[(1)]
Health and safety practices	100
Working conditions	100

(1) India operations

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks / concerns arising from assessments of health and safety practices and working conditions.

There have been no significant risks / concerns arising from assessments of health and safety practices and working conditions. Stringent operation controls such as maker and checker control points are deployed across the operational areas. These are also monitored on a periodic basis.

Leadership indicators

1. Does the entity extend any life insurance or any compensatory package in the event of death of (A) employee (Y / N) (B) worker (Y / N)

(A) Yes
(B) Not applicable

2. Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners.

The Company periodically audits value chain partners to ensure timely deduction and deposit of statutory dues.

3. Provide the number of employees / workers having suffered high consequence work-related injury / ill-health / fatalities (as reported in Q11 of Essential indicators above), who have been are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment

	Total no. of affected employees / workers		No. of employees / workers that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment	
	Fiscal 2024	Fiscal 2023	Fiscal 2024	Fiscal 2023
Employees	0	0	0	0
Workers	NA	NA	NA	NA

4. Does the entity provide transition assistance programs to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes / No)

Yes

5. Details on assessment of value chain partners

	% of value chain partners (by value of business done with such partners) that were assessed*
Working conditions	58.7
Health and safety	58.7

* We have completed ESG assessment of 328 top suppliers as at March 31, 2024.

6. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners

There were no significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners.

PRINCIPLE 4: Businesses should respect the interests of and be responsive to all its stakeholders

Essential indicators

1. Describe the processes for identifying key stakeholder groups of the entity

We identify and prioritize our stakeholders based on the impact of the Company on the stakeholders and the ability of the stakeholder groups to influence the functioning of the Company. As part of the materiality assessment, we have identified six key stakeholder groups: Investors/shareholders, clients, employees and sub-contractors, suppliers/partners, government/regulators and the community. The ESG Committee of the Board also approves the continued relevance of the material matters encompassing the views of our stakeholders on an annual basis.

2. List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group.

Stakeholder group	Whether identified as vulnerable or marginalized (Yes/No)	Channels of communication (Email, SMS, newspaper, pamphlets, advertisement, community meetings, notice board, website, others (please specify)	Frequency of engagement (Annually/ Half-yearly/ Quarterly / others – please specify)	Purpose and scope of engagement including key topics and concerns raised during such engagement
Investors	No	• Investors calls, emails, and personal meetings • Analyst meets • Conferences (including broker-led events) • Quarterly results • Annual General Meeting • Sustainability report • Financial reports • India stock exchange filings (NSE and BSE) • US Securities and Exchange Commission (SEC) filings • Press releases • Social media	Ongoing	• To answer queries of investors on Infosys' ambitions and progress • Build transparency with existing and potential investors
Employees	No	• Employee satisfaction surveys • Employee resource groups • Resolution hubs and whistleblower mechanism • Communication blogs • Development centers' engagement initiatives • InfyMe (internal intranet) and podcasts	Ongoing	• Communicate the employee value proposition • Keep a finger on pulse of employee engagement • Provide an opportunity to raise concerns • Training and development • Employee recognition and engagement activities • Performance review and career development • Employee health, safety, and well-being

Stakeholder group	Whether identified as vulnerable or marginalized (Yes/ No)	Channels of communication (Email, SMS, newspaper, pamphlets, advertisement, community meetings, notice board, website, others (Pls specify)	Frequency of engagement (Annually/ Half yearly/ Quarterly / others – please specify)	Purpose and scope of engagement including key topics and concerns raised during such engagement
Clients	No	• Client visits and meetings • Customer satisfaction surveys • Annual customer conclaves	Ongoing	• Engage with clients on Infosys solutions and services, including climate change solutions • Seek client feedback on our solutions and services and continuously improve to meet their expectations • Develop relationships and partnerships with clients enabling delivery of high-quality client services and solutions • Communicate Infosys' credentials including ESG credentials
Government and regulatory bodies	No	• Engagement with government and global forums • Policy advocacy and representations • Engagement with industry bodies which have government participation	Periodic	• Share ESG best practices • Participate in forums to strengthen the adoption of responsible business practices • Participation / aid in drafting regulations / public policies • Share a perspective on global standards and alignment with international benchmarking
Communities	Yes	• Meetings with associations / NGOs • Local community interactions • Social media	Ongoing	• Enable access to digital skilling • Serve the community through Tech for Good programs in education, healthcare, and governance • Enable participation of diverse communities in the economy • CSR engagement through Infosys Foundation
Suppliers	No	• Suppliers meet, *Sambandh* (bi-annual) • ESG report • Supplier engagement on ESG	Ongoing	• Engage with suppliers to strengthen awareness through training

Leadership indicators

1. Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board.

We have identified our most material issues through a data-driven and consultative exercise. The material topics were shortlisted and prioritized based on their impact on our stakeholders and our business. Periodic meetings were held to update the sub-committees of the Board.

2. Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes / No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity.

Yes. Our material topics were shortlisted and prioritized based on their impact on our stakeholders and our business. The material topics and the linked ambitions can be accessed through our ESG vision 2030 and performance updates through our annual ESG Reports.

3. Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable / marginalized stakeholder groups.

Infosys Foundation was set up to support underprivileged sections of society, create opportunities and strive towards a more equitable society. Infosys contributes as a part of its CSR initiatives to Infosys Foundation. The Foundation engages with the community, especially vulnerable and marginalized stakeholder groups, in a variety of focus areas. For information on the percentage of beneficiaries of the CSR projects, refer to Principle 8, Q.6 (Leadership Indicators) in this report. Read the Infosys Foundation annual reports at https://www.infosys.com/infosys-foundation/.

PRINCIPLE 5: Businesses should respect and promote human rights

Essential indicators

1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity, in the following format:

	Fiscal 2024			Fiscal 2023		
	Total (A)	No. of employees / workers covered (B)	% (B / A)*	Total (C)	No. of employees / workers covered (D)	% (D / C)*
Employees						
Permanent	3,17,240	3,10,135	97.7	3,43,234	3,43,234	100
Other than permanent[(1)]	23,447	19,346	82.5	24,891	24,891	100
Total employees	3,40,687	3,29,481	96.7	3,68,125	3,68,125	100
Workers						
Permanent	NA	NA	NA	NA	NA	NA
Other than permanent	NA	NA	NA	NA	NA	NA
Total workers	NA	NA	NA	NA	NA	NA

* The Code of Conduct expresses Infosys' commitment to conducting business ethically and in accordance with the values of the Company while respecting the human rights of all stakeholders. All employees are trained on the Code during their induction into the organization.

(1) Covered through the Supplier Code of Conduct and in-person sessions

Our Human Rights Statement is a part of the Code of Conduct which is approved by the Board on an annual basis.

2. Details of minimum wages paid to employees and workers, in the following format:

Infosys operates in 56 countries, and employees are hired across geographies. The legal minimum is defined based on various parameters like tenure, role, location, citizenship status, etc., and it varies by country and even by state within some countries. We have defined detailed processes considering these parameters to ensure the employees are paid according to local regulations and we are compliant with local laws, as applicable.

Category	Fiscal 2024					Fiscal 2023				
	Total employees (A)*	Equal to minimum wage		More than minimum wage		Total employees (D)	Equal to minimum wage		More than minimum wage	
		No. (B)	% (B /A)	No. (C)	% (C /A)		No. (E)	% (E /D)	No. (F)	% (F /D)
Permanent employees										
Male	1,61,214	1,345	0.83	1,59,869	99.17	1,73,086	3,856	2.23	1,69,230	97.77
Female	1,04,118	1,743	1.67	1,02,375	98.33	1,13,084	5,040	4.46	1,08,044	95.54
Other than permanent employees										
Male	Vendors and contractors are required to adhere to statutory compliances as per the state rules.									
Female										

* India only

3. Details of remuneration/salary/wages:

a. Median remuneration / wages:

		Male		Female	
		Number	Median remuneration / salary / wages of respective category (₹ crore)	Number	Median remuneration / salary / wages of respective category (₹ crore)
Board of Directors (BoD)		6*	2.29	2	2.23
Key Managerial Personnel (KMP)[(1)]		3	10.74	–	–
Employees[(2)] other than BoD and KMP	Junior	71,039	0.04	59,265	0.04
	Middle	86,831	0.12	56,878	0.11
	Senior	34,798	0.32	8,426	0.27
	Total	1,92,668	0.11	1,24,569	0.07
Workers		NA	NA	NA	NA

As on March 31, 2024

* Remuneration to Chief Executive Officer and Managing Director (CEO & MD) has been included in KMP.

(1) Key Managerial Personnel include Chief Executive Officer and Managing Director (CEO & MD), Chief Financial Officer (CFO) and Company Secretary (CS).

(2) Includes permanent employees only

b. Gross wages paid to females as % of total wages paid by the entity, in the following format

	Fiscal 2024	Fiscal 2023
Gross wages paid to females as % of total wages*	29.4	29.3

* Includes permanent employees only

4. Do you have a focal point (Individual / Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes / No)

Yes

5. Describe the internal mechanisms in place to redress grievances related to human rights issues.

Infosys is committed to providing a safe and positive work environment as enshrined in our Code of Conduct. Employees and contract staff have access to a well-established robust grievance resolution mechanism known as resolution hubs where they can highlight matters or concerns faced at the workplace including those pertaining to human rights.

For more information, refer to Resolution hubs available in the *Management Discussion and Analysis* section of this Integrated Annual Report.

6. Number of complaints on the following made by employees and workers:

	Fiscal 2024			Fiscal 2023		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Sexual harassment	98	13 [1]	Incidents of sexual harassment were reviewed as per the requirements of POSH Act in India and as per the established grievance redressal process.	78	11 [2]	Incidents of sexual harassment were reviewed as per the requirements of POSH Act in India and as per the established grievance redressal process.
Discrimination at workplace	82	6 [1]	Incidents pertaining to discrimination were reviewed as per the established grievance redressal process for HEAR.	111	9 [2]	Incidents pertaining to discrimination were reviewed as per the established grievance redressal process for HEAR.
Child labor	–	–	–	–	–	–
Forced labor / Involuntary labor	–	–	–	–	–	–
Wages	–	–	–	–	–	–
Other human rights-related issues	–	–	–	–	–	–

[1] As on May 28, 2024, we have eight ASHI cases and five cases of discrimination at workplace, pending resolution.

[2] All the pending cases in fiscal 2023 were resolved.

A robust feedback mechanism ensures employee feedback and concerns are heard and addressed in a timely manner. Read more at https://www.infosys.com/about/esg/social/employee-wellbeing/resolution-hubs.html

7. Complaints filed under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, in the following format:

	Fiscal 2024	Fiscal 2023
Total complaints reported under Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 (POSH)	64	31
Complaints on POSH as a % of female employees / workers	0.06	0.03
Complaints on POSH upheld	61	26

8. Mechanism to prevent adverse consequences to the complainant in discrimination and harassment cases

Infosys' non-retaliation policy is an embodiment of our values and a cornerstone of our Code. Infosys commits to protect the complainant and ensures that they are not retaliated against because of any report that they raise in good faith. Infosys does not tolerate any form of retaliation (whether by a manager, co-worker or otherwise) against an individual because he or she made a good faith report of an integrity concern. This protection also extends to anyone who assists with or cooperates in an investigation or reports of an integrity concern or question. We support those who support our values.

9. Do human rights requirements form part of your business agreements and contracts? (Yes / No)

Yes

10. Assessments for the year:

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)*
Child labor	100
Forced / involuntary labor	100
Sexual harassment	100
Discrimination at workplace	100
Wages	100
Others – please specify	–

* India operations, as per the assessment plan for the year

11. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 10 above

There were no significant risks / concerns arising from the human rights assessments.

Leadership indicators

1. Details of a business process being modified / introduced as a result of addressing human rights grievances / complaints

None

2. Details of the scope and coverage of any human rights due diligence conducted.

Infosys is committed to providing a healthy and safe work environment, which is integral to our Code of Conduct. Training on Infosys values and the Code of Conduct and Ethics, in which our stand on human rights is enshrined, is an integral part of the induction program for new employees. Every employee at Infosys is mandated to take the Smart Awareness Quiz (SAQ) every year, which contains learning and assessments on the Code and human rights-related topics. Year-round email campaigns on human rights topics remind employees of the expectations of maintaining a respectful workplace for everyone. A periodic 'Pulse' survey rolled out to employees solicits feedback on various topics, including human rights.

All suppliers must mandatorily sign the Infosys Supplier Code of Conduct, which contains Human Rights clauses. Our ESG learning portal for our suppliers includes topics on human rights, and our supplier ESG assessments include human rights-related topics.

3. Is the premise / office of the entity accessible to differently-abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016?

Yes. The premise / office of the entity is accessible to differently-abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016, India.

4. Details on assessment of value chain partners:

	% of value chain partners (by value of business done with such partners) that were assessed*
Sexual harassment	58.7
Discrimination at workplace	58.7
Child labor	58.7
Forced labor / involuntary labor	58.7
Wages	58.7
Others – please specify	No significant risks / concerns noted for the suppliers assessed

* We have completed ESG assessment of 328 top suppliers as at March 31, 2024.

5. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 4 above.

There were no significant risks / concerns arising from the assessments.

PRINCIPLE 6: Businesses should respect and make efforts to protect and restore the environment

Essential indicators

1. Details of total energy consumption (in Joules or multiples) and energy intensity, in the following format

Parameter	Fiscal 2024 (in GJ)	Fiscal 2023 (in GJ)
From renewable sources		
Total electricity consumption (A)	4,85,753	3,59,644
Total fuel consumption (B)	0	0
Energy consumption through other sources (C)	0	0
Total energy consumption (A + B + C)	4,85,753	3,59,644
From non-renewable sources		
Total electricity consumption (D)	3,12,952	3,52,490
Total fuel consumption (E)	40,743	38,852
Energy consumption through other sources (F)	0	0
Total energy consumed from non- renewable sources (D + E + F)	3,53,695	3,91,342
Total energy consumed (A + B + C + D + E + F)[1]	8,39,448	7,50,986
Energy intensity per rupee of turnover (Total energy consumed / revenue from operations)	0.000000546	0.000000512
Energy intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total energy consumed / Revenue from operations adjusted for PPP)[2]	0.00001224	0.00001134
Energy intensity in terms of physical output (GJ / capita / annum)	2.46	2.04
Energy intensity (optional) – the relevant metric may be selected by the entity	Nil	Nil

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency

Yes, Deloitte Haskins & Sells LLP

(1) Includes global energy consumption

(2) The revenue from operations has been adjusted for PPP based on the latest PPP conversion factor published by the IMF- for India. For the years ended March 31, 2024 and March 31, 2023, it is 22.401 and 22.167, respectively.

2. Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y / N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any.

Not applicable for IT sector

3. Provide details of the following disclosures related to water:

Parameter	Fiscal 2024 (in kl)	Fiscal 2023 (in kl)
Water withdrawal by source (in kilolitres)		
(i) Surface water	Nil	Nil
(ii) Groundwater	53,715	54,617
(iii) Third-party water	19,44,975	19,93,801
(iv) Seawater / desalinated water	Nil	Nil
(v) Others (rainwater)	2,62,929	2,26,261
Total volume of water withdrawal (i + ii + iii + iv + v)[1]	22,61,619	22,74,679
Total volume of water consumption (in kilolitres)	22,61,619	22,74,679
Water intensity per rupee of turnover (Total water consumption / Revenue from operations)	0.00000147	0.00000155
Water intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total water consumption / Revenue from operations adjusted for PPP)	0.00003297	0.00003436
Water intensity in terms of physical output (kl / capita / annum)	6.64	6.18
Water intensity (optional) – the relevant metric may be selected by the entity	Nil	Nil

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency

Yes, Deloitte Haskins & Sells LLP

(1) Includes global water consumption

4. Provide the following details related to water discharged:

Parameter	Fiscal 2024	Fiscal 2023
Water discharge by destination and level of treatment (in kilolitres)		
(i) To surface water	NA	NA
– No treatment		
– With treatment – please specify level of treatment		
(ii) To groundwater	NA	NA
– No treatment		
– With treatment – please specify level of treatment		
(iii) To seawater	NA	NA
– No treatment		
– With treatment – please specify level of treatment		
(iv) Sent to third-parties		
– No treatment		
– With treatment – please specify level of treatment[1]	3,21,316	0

Parameter	Fiscal 2024	Fiscal 2023
(v) Others	NA	NA
– No treatment		
– With treatment – please specify level of treatment		
Total water discharged (in kilolitres)[2]	3,21,316	0

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

(1) Treatment in centralized sewage treatment plants is managed by local authorities.

(2) Includes one leased location in India and all leased overseas locations. Water is discharged to municipal sewers and finally treated.

5. Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation.

All sewage generated on campus in our India locations is treated in the in-house sewage treatment plants, and the recycled water is used for irrigation, HVAC, and flushing purposes. In some of our smaller leased offices with limited space or lesser operational control, the wastewater is discharged into municipal sewers, which undergo further treatment.

6. Please provide details of air emissions (other than GHG emissions) by the entity, in the following format

Parameter	Please specify unit	Fiscal 2024	Fiscal 2023
NOx	Kg	52,524	26,015
SOx	Kg	1,333	1,126
Particulate matter (PM)	Kg	3,812	3,442
Persistent organic pollutants (POP)	NA	NA	NA
Volatile organic compounds (VOC)	NA	NA	NA
Hazardous air pollutants (HAP)	NA	NA	NA
Others – please specify	NA	NA	NA

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

7. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) and its intensity, in the following format :

Parameter	Unit	Fiscal 2024	Fiscal 2023
Total Scope 1 emissions (Break-up of the GHG into CO_2, CH4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)[1]	Metric tonnes of CO_2 equivalent	7,150	8,593
Total Scope 2 emissions (Break-up of the GHG into CO_2, CH4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)[2]	Metric tonnes of CO_2 equivalent	55,881	62,352
Total Scope 1 and Scope 2 emissions per rupee of turnover (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations)	Metric tonnes of CO_2 equivalent per Rupee	0.000000041	0.000000048

Parameter	Unit	Fiscal 2024	Fiscal 2023
Total Scope 1 and Scope 2 emission intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations adjusted for PPP)	tCO_2 e / PPP	0.00000092	0.00000107
Total Scope 1 and Scope 2 emission intensity in terms of physical output	tCO_2 e / capita / annum	0.19	0.19
Total Scope 1 and Scope 2 emission intensity (optional) – the relevant metric may be selected by the entity	Nil	Nil	Nil

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

(1) Scope 1 emissions cover all owned offices (India, US and China) and leased offices in India; Leased space in overseas locations will not be considered as it is falls in de-minimus for diesel / natural gas consumption.

(2) Scope 2 includes India and overseas locations.

8. Does the entity have any project related to reducing greenhouse gas emission? If yes, provide details.

Infosys has been carbon neutral since fiscal 2020 across Scope 1, 2 and 3 emissions. Our approach to carbon neutrality is based on reducing and avoiding emissions through energy efficiency and renewable energy. Energy efficiency is achieved through super-efficient new buildings, industry-leading Energy Performance Index (EPI) <70 kWh/m2-yr, real-time monitoring and optimization of building operations through smart building systems, and retrofits in existing buildings. Infosys has implemented several retrofit projects (across air conditioning, lighting, and UPS systems) in the past and achieved a connected electrical load reduction of 36 MW across campuses in India. In fiscal 2024, we have undertaken a retrofit project to replace direct FCU units with chilled water units of air conditioning, which saved 1.1 lakh kWh and reduced emissions by 80.84 tCO2e. To achieve our goal of transitioning to clean energy, we have installed 60.2 MWp of solar PV capacity.

9. Provide details related to waste management by the entity, in the following format:

Parameter	Fiscal 2024	Fiscal 2023
Total waste generated (in metric tonnes)		
Plastic waste (A)	132.80	128.58
E-waste (B)	470.41	813.37
Biomedical waste (C)	124.84	106.02
Construction and demolition waste (D)	38,340.11*	10,861.63
Battery waste (E)	139.23	132.64
Radioactive waste (F)	0.12	3.62
Other hazardous waste. Please specify, if any. (G)	98.68 [1]	57.47
Other non-hazardous waste generated (H). Please specify, if any. (Break-up by composition i.e. by materials relevant to the sector)	10,277.39 [2]	8,956.44
Total (A + B + C + D + E + F + G + H)[3]	49,583.58	21,059.77

Parameter	Fiscal 2024	Fiscal 2023
Waste intensity per rupee of turnover (Total waste generated / Revenue from operations)	0.0000000322	0.0000000143
Waste intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total waste generated / Revenue from operations adjusted for PPP)	0.0000007228	0.0000003181
Waste intensity in terms of physical output (MT / capita / annum)[(4)]	0.03	0.03
Waste intensity (optional) – the relevant metric may be selected by the entity	Nil	Nil
For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes)		
Category of waste	**Fiscal 2024**	**Fiscal 2023**
(i) Recycled	46,639.05	9,022.89
(ii) Reused	215.86	1,066.94
(iii) Other recovery operations	63.60	70.73
Total	46,918.51	10,160.56
For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)		
Category of waste	**Fiscal 2024**	**Fiscal 2023**
(i) Incineration	154.94	118.55
(ii) Landfilling	2,395.88	10,781.84
(iii) Other disposal operations	114.25	0
Total	2,665.07	10,900.39

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

* 3 construction and demolition sites generated substantial C&D waste.

(1) Used oil and waste residue containing oil, toner, and cartridges, discarded containers, and other hazardous miscellaneous waste

(2) Food, garden waste, metal waste, paper waste, thermocol, textile, glass waste and other inert waste

(3) This includes waste generated in India, overseas owned (Indianapolis and Shanghai) and e-waste for all locations globally.

(4) Excludes C&D waste

10. Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.

The 5R principle –' Reduce, Reuse, Refurbish, Repurpose and Recycle' – forms the foundation of Infosys' waste management strategy. Through our efforts, we turn waste into resources and thus support a circular economy. Infosys has adopted a comprehensive waste management policy that emphasizes the collection, sorting and disposal of waste. Waste management practices at Infosys include source segregation, secondary segregation, effective waste processing and collection, recycling and efficient disposal of all waste in accordance with relevant laws. This helps reduce negative impacts on the environment.

We seek to uphold our ambition of 'zero waste to landfill' through active minimization combined with technology investment in recycling and streamlining systems and processes. This year, we achieved TRUE Zero Waste Certification for our owned campuses in Bengaluru, Chennai Mcity and Pune Phase-2 through Green Business Certification Inc. (GBCI).

The e-waste is always sent back to original manufacturers (under buyback schemes) or authorized recyclers who provide us certificates on the successful recycling and recovery of the material. Other hazardous waste like biomedical waste, oil-soaked cotton, oil filters from DG sets, and other trash are designated by the Central Pollution Control Board (CPCB) and the State Pollution Control Board (SPCB). These agencies incinerate the waste in compliance with rules and regulations. The resulting ash is diverted for use in the production of cement in a few places and delivered to Treatment, Storage, Disposal Facility (TSDF) landfills for safe disposal.

11. If the entity has operations / offices in / around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones) where environmental approvals are required, please specify details in the following format:

Not applicable

12. Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year:

Name and brief details of project	EIA Notification No.	Date	Whether conducted by independent external agency (Yes / No)	Results communicated in public domain (Yes / No)	Relevant web-link
Amendment in EC of IT Park at MIDC, Rajiv Gandhi, Infotech Park-II, Hinjewadi, Pune, Maharashtra by M/s Infosys Ltd.	S.O. 1533(E)	14.09.2006	Yes	Yes	https://parivesh.nic.in/newupgrade/#/trackYourProposal

13. Is the entity compliant with the applicable environmental law / regulations / guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment Protection Act and rules thereunder (Y / N). If not, provide details of all such non-compliances in the following format:

Yes. Infosys is compliant with all applicable environmental law/ regulations/ guidelines in India.

Leadership indicators

1. Water withdrawal, consumption and discharge in areas of water stress (in kilolitres):

For each facility / plant located in areas of water stress, provide the following information:

(i) Name of the area: There are 10 water stress zones : India, Australia, Israel, Mauritius, Mexico, Philippines, Romania, South Africa, Spain, UAE

(ii) Nature of operations: IT/ITES services

(iii) Water withdrawal, consumption and discharge in the following format:

Parameter	Fiscal 2024	Fiscal 2023
Water withdrawal by source (in kilolitres)		
(i) Surface water	Nil	Nil
(ii) Groundwater	53,715	54,617
(iii) Third-party water	16,43,182	15,04,501
(iv) Seawater / desalinated water	Nil	Nil
(v) Others (rainwater)	2,62,929	2,26,261
Total volume of water withdrawal (in kilolitres)	19,59,826	17,85,379
Total volume of water consumption (in kilolitres)	–	–
Water intensity per rupee of turnover (water consumed / turnover)	–	–
Water intensity (optional) – the relevant metric may be selected by the entity	Nil	Nil
Water discharge by destination and level of treatment (in kilolitres)		
(i) Into surface water	Nil	Nil
– No treatment		
– With treatment – please specify level of treatment		
(ii) Into groundwater	Nil	Nil
– No treatment		
– With treatment – please specify level of treatment		
(iii) Into seawater	Nil	Nil
– No treatment		
– With treatment – please specify level of treatment		

Parameter	Fiscal 2024	Fiscal 2023
(iv) Sent to third-parties		
– No treatment		
– With treatment – please specify level of treatment	77,845 [1]	Nil
(v) Others	Nil	Nil
– No treatment		
– With treatment – please specify level of treatment		
Total water discharged (in kilolitres)	77,845	Nil

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

[1] Includes one leased location in India, and overseas leased offices in water stress regions. Treatment in centralized sewage treatment plants is managed by local authorities.

2. Please provide details of total Scope 3 emissions and its intensity, in the following format:

Parameter	Unit	Fiscal 2024	Fiscal 2023
Total Scope 3 emissions (Break-up of the GHG into CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, if available)[1]	Metric tonnes of CO2 equivalent	1,80,737	1,83,976 [2]
Total Scope 3 emissions per rupee of turnover	Metric tonnes of CO2 equivalent per Rupee	0.000000117	0.000000125
Total Scope 3 emission intensity (optional) – the relevant metric may be selected by the entity	Nil	Nil	Nil

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

[1] Starting this year, emissions associated with employees' hotel stays are calculated and included in the business travel emissions.

[2] Addition of emissions associated with hotel accomodation in business travel. Refer ESG Databook Annexure 4:GHG Emissions for details

3. With respect to the ecologically sensitive areas reported at Question 11 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along-with prevention and remediation activities.

NA

4. If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following format

S.No.	Initiative undertaken	Details of the initiative (Web-link, if any, may be provided along-with summary)	Outcome of the initiative
1	Received an Indian patent (No. 473792) for the product Retroshade	Retroshade is a shading device that will help conserve energy and improve thermal comfort.	'Retroshade' can eliminate direct solar radiation on the glass façade, which will help reduce the solar heat gains on the building envelope.

S.No.	Initiative Undertaken	Details of the initiative (Web-link, if any, may be provided along-with summary)	Outcome of the initiative
2	Green buildings	We continue to expand our green building portfolio with the highest level of green certification.	We have achieved highest green building rating for 29.6 million square feet which includes owned and leased premises.
3	Innovative technologies in our new buildings	Our new buildings are equipped with innovative technologies like shading devices, radiant cooling and high performance façade systems such as double-glazed systems with Argon-filled gas. Also, all our new buildings are undergoing LCA to assess the embodied carbon footprint, among the first in the industry.	The innovative technologies used in our new buildings have resulted in Energy performance index (EPI) of lower than 70 kWh/m2/year.

5. Does the entity have a business continuity and disaster management plan? Give details in 100 words/ web link.

Infosys has a Business Continuity Management System (BCMS) called Phoenix, certified by ISO 22301:2019 Security and Resilience – Business Continuity Management Standard. This program is designed to ensure seamless continuity of business and the utmost safety of employees and organization assets while continuously meeting client expectations. The BCMS program provides a robust framework for planning, establishing, implementing, operating, monitoring, reviewing, maintaining, and continually improving business continuity measures across Infosys and its subsidiaries as per the global BCMS strategy. Infosys has a business continuity and disaster recovery plan called the Phoenix plan at the corporate level, and comprehensive business continuity plans are created at three operational levels covering business functions, locations, and accounts. Integrated into our Enterprise Risk Management Framework, the BCMS plans guide our typical response to events, such as catastrophes and natural or human-made disasters, which could disrupt or severely constrain our operations. This covers various crisis scenarios as part of detailed risk assessments for functions, locations, and accounts, which are documented with mitigation plans along with controls put in place. The management system has been continuously validated across levels through tests and exercises, and various incidents have been successfully tackled without any significant business continuity or employee safety impacts. An efficient business continuity management policy has enabled us to maintain the status quo during disasters.

6. Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard.

As per ESG assessment of 328 top suppliers, no significant adverse impacts to environment were identified.

7. Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.

58.7*

* We have completed ESG assessment of 328 top suppliers as at March 31, 2024.

PRINCIPLE 7: Businesses, when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent

Essential indicators

1. a. Number of affiliations with trade and industry chambers / associations.

The Company has affiliations with various trade and industry chambers associations and these are tracked and managed by units independently.

b. List the top 10 trade and industry chambers/ associations (determined based on the total members of such body) the entity is a member of/ affiliated to.

S. No.	Name of the trade and industry chambers / associations*	Reach of trade and industry chambers / associations (State / National)
1	National Association of Software and Services Companies (NASSCOM)	National
2	US Chamber of Commerce	International
3	Confederation of Indian Industry (CII)	National
4	World Economic Forum (WEF)	International
5	Bitkom	International
6	TechUK	International
7	Data Security Council of India	National
8	US-India Strategic Partnership Forum (USISPF)	International
9	US-India Business Council (USIBC)	International
10	Tech Council of Australia	International

* Indicative list

2. Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity, based on adverse orders from regulatory authorities

No adverse orders were received from regulatory authorities.

Leadership indicators

1. Details of public policy positions advocated by the Company:

Infosys' approach includes engaging ecosystems at the national, regional and local levels. To this end, Infosys focuses on developing and maintaining partnerships with relevant government officials, business organizations, technology industry associations, educational institutions, and community organizations in all of the Company's key markets – including, but not limited to, the US, Canada, Europe, Australia, and India – to build mutually beneficial partnerships. Read more at https://www.infosys.com/investors/corporate-governance/Documents/CodeofConduct.pdf.

S.No	Public policy advocated	Method resorted for such advocacy	Whether information is available in public domain (Yes/No)	Frequency of review by the Board (Annually/Half-yearly/quarterly/others-please specify)	Web link, if available
1	EU AI Act	Meetings and submissions to the EU Commission, Council and Parliament	Yes – activity registered in EU transparency register	Annual – One time	NA
2	Artificial Intelligence adoption within UK DWP	Meetings with the ministry accompanied by written briefings	No	Annual	NA
3	Digital Personal Data Protection (DPDP) Bill, India	The Company actively participated in drafting the India DPDP Bill	No	Periodic	NA

PRINCIPLE 8: Businesses should promote inclusive growth and equitable development

Essential indicators

1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year

Not applicable – we have no SIA notification[(1)]

Name and brief details of project	SIA Notification No.	Date of notification	Whether conducted by independent external agency (Yes / No)	Results communicated in public domain (Yes / No)	Relevant Web link
NA	NA	NA	NA	NA	NA

(1) This Act is applicable only to India

2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity, in the following format:

Not applicable[(1)]

S.No	Name of project for which R&R is ongoing	State	District	No. of Project Affected Families (PAFs)	% of PAFs covered by R&R	Amounts paid to PAFs in the FY (In INR)
NA	NA	NA	NA	NA	NA	NA

(1) This Act is applicable only to India

3. Describe the mechanisms to receive and redress grievances of the community.

We track complaints, if any, from beneficiaries of our CSR projects. Complaints are received at feedback_if@infosys.com. In fiscal 2024, no complaints and grievances were received.

4. Percentage of input material (inputs to total inputs by value) sourced from suppliers

	Fiscal 2024	Fiscal 2023*
Directly sourced from MSMEs / small producers	7.1	7.8
Directly from within India	25.3	26.7

* Change in computational methodology

5. Job creation in smaller towns – Disclose wages paid to persons employed (including employees or workers employed on a permanent or non-permanent / on contract basis) in the following locations, as % of total wage cost

Location	Fiscal 2024*	Fiscal 2023*
Rural	1.3	1.3
Semi-urban	0.9	0.4
Urban	15.9	15.8
Metropolitan	81.9	82.5

(Place categorized as per RBI Classification System – rural / semi-urban / urban / metropolitan)

* Permanent employees at our India locations have been considered.

Leadership indicators

1. Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential indicators above)

Not applicable

Details of negative social impact identified	Corrective action taken

2. Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies

S. No	State	Aspirational district *	Amount spent (In ₹)
1	Andhra Pradesh	Y.S.R Kadapa	29,50,538
2	Andhra Pradesh	Visakhapatnam	4,44,85,752
3	Andhra Pradesh	Vizianagaram	2,809,960
4	Assam	Barpeta	1,60,772
5	Assam	Darrang	1,20,757
6	Assam	Goalpara	1,64,494
7	Assam	Hailakandi	2,90,566
8	Assam	Baksa	80,48,101
9	Assam	Udalguri	80,17,621
10	Bihar	Begusarai	1,75,710
11	Bihar	Gaya	3,30,703
12	Bihar	Khagaria	1,23,446
13	Bihar	Muzaffarpur	1,91,473
14	Jammu And Kashmir	Baramulla	1,00,000
15	Jharkhand	Bokaro	1,34,812
16	Jharkhand	East Singhbhum	2,04,42,896
17	Jharkhand	Ranchi	6,35,719
18	Kerala	Wayanad	4,07,311
19	Madhya Pradesh	Chatttarpur	25,13,097
20	Madhya Pradesh	Damoh	4,31,24,544
21	Madhya Pradesh	Khandwa	6,58,545
22	Madhya Pradesh	Guna	3,87,771
23	Madhya Pradesh	Vidisha	1,73,00,906
24	Madhya Pradesh	Singrauli	33,53,688
25	Maharashtra	Gadchiroli	37,86,941
26	Maharashtra	Nandurbar	2,93,329
27	Maharashtra	Osmanabad	4,11,478
28	Manipur	Chandel	1,89,477
29	Meghalaya	Ribhoi	1,43,000
30	Odisha	Rayagada	1,87,565
31	Punjab	Ferozepur	2,39,129
32	Rajasthan	Baran	42,82,332
33	Rajasthan	Dholpur	48,43,115
34	Rajasthan	Jaisalmer	1,09,65,421
35	Rajasthan	Karauli	42,25,801
36	Rajasthan	Sirohi	75,81,307
37	Sikkim	West District	1,43,244
38	Tamil Nadu	Ramanathapuram	2,19,848
39	Tamil Nadu	Virudhunagar	10,90,135
40	Uttar Pradesh	Bahraich	1,05,994
41	Uttar Pradesh	Shrawasti	1,06,106
42	Uttarakhand	Haridwar	2,79,765
43	Karnataka	Raichur	83,62,087
44	Karnataka	Yadgir	38,61,016
45	Maharashtra	Washim	3,38,831
46	Various districts – with spend less than one lakh		11,77,248
	Total		20,97,62,351

Note:

* 109 out of the 112 aspirational districts were covered in fiscal 2024.

3. a) Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalized / vulnerable groups? (Yes/No): Yes

From which marginalized / vulnerable groups do you procure?: We do not track this separately.

What percentage of total procurement (by value) does it constitute?: We do not track this separately.

4. Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current fiscal), based on traditional knowledge

Not applicable

S.No.	Intellectual Property based on traditional knowledge	Owned/ Acquired (Yes/No)	Benefit shared (Yes / No)	Basis of calculating benefit share

5. Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved

Not applicable

Name of authority	Brief of the Case	Corrective action taken

6. Details of beneficiaries of CSR projects:

S. No	CSR project	No. of persons benefitted from CSR projects	% of beneficiaries from vulnerable and marginalised groups
1	Sri Chamarajendra Zoological Gardens	35,73,080	13
2	Infosys Springboard – Digital literacy	27,06,911	27
3	Mudipu road construction	9,12,500	–
4	Art & Photography Foundation	6,54,794	–
5	Ramakrishna Sarada Mission Matri Bhavan	3,14,287	87
6	AIIMS – DELHI	2,96,996	–
7	Society for Advancement of Human Endeavor	2,58,300	44
8	Improved cook stove projects – Udaipur Urja Initiatives	2,20,090	80
9	Visakha Jilla Nava Nirmana Samiti	1,92,221	–

S. No	CSR project	No. of persons benefitted from CSR projects	% of beneficiaries from vulnerable and marginalised groups
10	Electronic City Industrial Township Authority	1,65,857	–
11	Victoria Hospital	1,13,771	32
12	Shivganga Samagra Gramvikas Parishad	92,989	35
13	The Antara Foundation	77,662	100
14	Indian Redcross Society, PGIMER – Dharmashala	77,098	–
15	Improved cookstove projects – Envirofit India Private Ltd	74,400	–
16	Bhandarkar Oriental Research Institute	71,058	31
17	SGBS Unnati Foundation	68,801	43
18	Banaras Hindu University	68,313	34
19	Yuva Rural Association	60,185	66
20	Arpan DC Trust – Paathshala Education	58,000	100

S. No	CSR project	No. of persons benefitted from CSR projects	% of beneficiaries from vulnerable and marginalised groups
21	Sri Jayadeva Institute of Cardiovascular Sciences & Research	57,796	41
22	Agastya International Foundation	55,000	47
23	Biogas Project – SKG Sangha	53,316	64
24	Biogas Project – Savayava Krushi Parivara	51,900	62
25	Sistema Bagalkote	48,286	51
26	Malligavad Foundation	45,025	44
27	Arpan DC Trust – PGIMER	39,600	-
28	Data Security Council of India	33,098	6
29	Bharatiya Vidya Bhavan	29,671	55
30	Improved cook stove projects – Global Himalayan Expedition	28,138	97
31	eVidyaloka Trust	20,285	99
32	Infant and Maternity Hospital – Kanakpura	16,827	100

S. No	CSR project	No. of persons benefitted from CSR projects	% of beneficiaries from vulnerable and marginalised groups
33	Chennai flood relief efforts – Sri Ramakrishna Sevashrama	16,000	–
34	Skill programs	15,180	40
35	Punjab and Himachal Pradesh flood relief efforts	14,200	–
36	SEARCH Gadchiroli, MCH Hospital	13,622	100
37	Sikkim flood relief efforts	12,000	–
38	Raksha Foundation	10,000	100
39	Saraswathi Education and Welfare Trust	10,000	100
40	Various beneficiaries less than 10,000	90,093	42
	Total	1,07,17,350	23

Note:

1. Women, children and people with differently-abled are the main vulnerable groups identified.
2. Beneficiary count is arrived based on the progress reports and emails received from beneficiaries.

PRINCIPLE 9: Businesses should engage with and provide value to their consumers in a responsible manner

Essential indicators

1. Describe the mechanisms in place to receive and respond to consumer complaints and feedback.

We prioritize our clients' satisfaction and have a comprehensive system in place to address their feedback and complaints. Our clientele, which spans diverse industry verticals, is equipped with multiple channels to voice their concerns and provide feedback.
Every complaint is treated with the appropriate level of attention. Our dedicated teams meticulously analyze the issues raised, devise suitable solutions and implement them effectively. We place great emphasis on transparency towards our clients throughout the process. Therefore, we keep them informed of progress and seek their approval for corrective actions.
In addition to addressing complaints, we proactively engage with our clients to understand their expectations, gather feedback and gain insight into their future outlook. This valuable information is crucial to our strategic planning and continuous improvement initiatives. Doing so ensures that our services align with our clients' evolving needs and expectations fostering a strong and enduring business relationship.

2. Turnover of products / services as a percentage of turnover from all products / services that carry information about environmental and social parameters relevant to the product, safe and responsible usage, recycling and / or safe disposal.

	As a percentage to total turnover
Environmental and social parameters relevant to the product	NA
Safe and responsible usage	NA
Recycling and / or safe disposal	NA

3. Number of consumer complaints in respect of the following:

	Fiscal 2024		Remarks	Fiscal 2023		Remarks
	Received during the year	Pending resolution at end of year		Received during the year	Pending resolution at end of year	
Data privacy[4]	0	0		0	0	–
Advertising[1]	NA	NA		NA	NA	
Cybersecurity[2]	1	1		0	0	–
Delivery of essential services	NA	NA		NA	NA	
Restrictive trade practices	0	0		0	0	
Unfair trade practices	0	0		0	0	
Other[3]	52	9		79	1	

(1) We are a B2B company. The promotions we do is with regard to our services and thought leadership. The provision of services is governed by contracts between the parties.
(2) Material incident and includes a substantiated data privacy complaint.
(3) Complaints from customer projects that are raised through the complaints management system have been considered.
(4) Only substantiated complaints are reported

4. Details of instances of product recalls on account of safety issues

	Number	Reasons for recall
Voluntary recalls	NA	NA
Forced recalls	NA	NA

5. Does the entity have a framework / policy on cybersecurity and risks related to data privacy? (Yes / No) If yes, provide web-link of the policy.

Yes. Infosys has a holistic and comprehensive cybersecurity framework – SEED- aligned to NIST's CyberSecurity Framework (CSF) and supported by supplementary policies, processes, procedures, and standards to achieve and sustain enterprise-level information security objectives. Read more at https://www.infosys.com/about/corporate-responsibility/governance/information-management.html.
Infosys has a Data Privacy Policy published on the Company's intranet, which demonstrates the Management's commitment to data privacy across all Infosys operations, including those involving service providers. To ensure complete transparency, we provide privacy notices at the data collection point for internal and external data subjects.
The privacy statement for external data subjects is also readily available on the Infosys website at, Personal Information Privacy Statement | Infosys.

6. Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cybersecurity and data privacy of customers, re-occurrence of instances of product recalls; penalty / action taken by regulatory authorities on safety of products / services.

Infosys has reviewed its cybersecurity posture, technology, and threat landscape to build further fortification and strengthen its cyber defense capabilities. As an organization, we continue to review and strengthen our cybersecurity processes and controls across our entire network in line with industry best practices.

7. Provide the following information relating to data breaches:

a. Number of instances of data breaches: 1*

b. Percentage of data breaches involving personally identifiable information of customers: 100%

c. Impact, if any, of the data breaches: Impact of data breach for the incident reported is a part of Infosys' public disclosure. Incident management is ongoing.

* Material data breaches considered

Leadership indicators

1. Channels / platforms where information on products and services of the Company can be accessed

Refer to https://www.infosys.com/services.html.

2. Steps taken to inform and educate consumers, especially vulnerable and marginalised consumers, about safe and responsible usage of products and services.

Not applicable

3. Mechanisms in place to inform consumers of any risk of disruption / discontinuation of essential services.

Not applicable

4. Does the Company display product information on the product over and above what is mandated as per local laws? Not applicable

Did your entity carry out any survey with regard to consumer satisfaction relating to the major products / services of the entity, significant locations of the entity or the entity as a whole? (Yes / No)

Yes. We carry out surveys to gauge customer satisfaction for our major services. Customer-focused excellence demands constant sensitivity to changing and emerging customer requirements and close attention to the voice of the customer. We interact with our clients regularly across multiple platforms. In addition to various client interactions, we have adopted a formal and robust approach in the form of an annual Client Value Survey. The survey enables us to understand the client's expectations and needs comprehensively and serves as one of the inputs for us when making investment decisions. The survey framework includes a structured questionnaire, and the feedback is collected through a web survey hosted by an independent organization.

CEO and CFO certification

The Board of Directors
Infosys Limited, Bengaluru

Dear members of the Board,

We, Salil Parekh, Chief Executive Officer and Managing Director, and Jayesh Sanghrajka, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the Balance Sheet as at March 31, 2024, the Statement of Profit and Loss, the Statement of Changes in Equity and the Statement of Cash Flows for the year then ended, and a summary of the significant accounting policies and other explanatory information of the Company, and the Board's report for the year ended March 31, 2024.
2. These statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. The financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. There are no transactions entered into by the Company during the year that are fraudulent, illegal or violate the Company's Code of Conduct and Ethics, except as disclosed to the Company's auditors and the Company's Audit Committee of the Board of Directors.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have:

a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Indian Accounting Standards (Ind AS).

c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.

d. Disclosed in this report, changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent financial year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

6. We have disclosed, based on our most recent evaluation of the Company's internal control over financial reporting, wherever applicable, to the Company's auditors and the Audit Committee of the Company's Board (and persons performing the equivalent functions):

a. Any deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and have confirmed that there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.

b. Any significant changes in internal controls during the year covered by this report.

c. All significant changes in accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements.

d. Any instances of significant fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system over financial reporting.

7. We affirm that we have not denied any personnel access to the Audit Committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
8. We further declare that all Board members and senior management personnel have affirmed compliance with the Code of Conduct and Ethics for the year covered by this report.

Bengaluru
April 18, 2024

Sd/-
Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Sd/-
Jayesh Sanghrajka
Chief Financial Officer

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2024

Index

Independent Auditor's Report

To The Members Of Infosys Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying Standalone Financial Statements of **INFOSYS LIMITED** (the "Company"), which comprise the Balance Sheet as at March 31, 2024, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year ended on that date and notes to the financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as the "Standalone Financial Statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Standalone Financial Statements give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under Section 133 of the Act, ("Ind AS") and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2024 and its profit, total comprehensive income, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the Standalone Financial Statements in accordance with the Standards on Auditing ("SA"s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the Standalone Financial Statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Standalone Financial Statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Standalone Financial Statements of the current period. These matters were addressed in the context of our audit of the Standalone Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter
1	*Revenue recognition* The Company's contracts with customers include contracts with multiple products and services. The Company derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company's core and digital offerings and business process management services. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgment. In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or service before it is transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or service, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent. Fixed-price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables. As certain contracts with customers involve management's judgment in (1) identifying distinct performance obligations, (2) determining whether the Company is acting as a principal or an agent and (3) whether fixed-price maintenance revenue is recognized on a straight-line basis or using the percentage-of-completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort. Refer to Notes 1.4 and 2.18 to the Standalone Financial Statements.
	Auditor's Response
	Principal Audit Procedures Performed included the following: Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Company is acting as a principal or agent and (3) whether fixed-price maintenance revenue is recognized on a straight-line basis or using the percentage-of-completion method included the following, among others: • We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Company is acting as a principal or an agent and (c) determination of whether fixed-price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage-of-completion method. • We selected a sample of contracts with customers and performed the following procedures: – Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement. – Identified significant terms and deliverables in the contract to assess management's conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Company is acting as a principal or an agent and (iii) whether fixed-price maintenance revenue is recognized on a straight-line basis or using the percentage-of-completion method.

Sr. No.	Key Audit Matter
2	*Revenue recognition – Fixed-price contracts using the percentage-of-completion method* Fixed-price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage-of-completion method when the pattern of benefits from services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. We identified the estimate of total efforts or costs to complete fixed-price contracts measured using the percentage-of-completion method as a key audit matter as the estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts. This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts. Refer to Notes 1.4 and 2.18 to the Standalone Financial Statements.
	Auditor's Response
	Principal Audit Procedures Performed included the following: Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others: • We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems, which prevents unauthorised changes to recording of efforts incurred. • We selected a sample of fixed-price contracts with customers measured using the percentage-of-completion method and performed the following: – Evaluated management's ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled. – Compared efforts or costs incurred with Company's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract. – Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report, including Annexures to Board's Report, Business Responsibility and Sustainability Report, Corporate Governance and Shareholder's Information, but does not include the consolidated financial statements, Standalone Financial Statements and our Auditor's Report thereon.

Our opinion on the Standalone Financial Statements does not cover the other information and, we do not express any form of assurance conclusion thereon.

In connection with our audit of the Standalone Financial Statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Standalone Financial Statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in Section 134(5) of the Act with respect to the preparation of these Standalone Financial Statements that give a true and fair view of the financial position, financial performance, including Other Comprehensive Income, Changes in Equity and Cash Flows of the Company in accordance with the accounting principles generally accepted in India, including Ind AS specified under Section 133 of the Act. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Statements, management and Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Company's Board of Directors is also responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an Auditor's Report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to Standalone Financial Statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our Auditor's Report to the related disclosures in the Standalone Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our Auditor's Report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the Standalone Financial Statements, including the disclosures, and whether the Standalone Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the Standalone Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Standalone Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our Auditor's Report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:
   a) We have sought and obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.
   b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.
   c) The Balance Sheet, the Statement of Profit and Loss, including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the books of account.
   d) In our opinion, the aforesaid Standalone Financial Statements comply with the Ind AS specified under Section 133 of the Act.
   e) On the basis of the written representations received from the directors as on March 31, 2024 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2024 from being appointed as a director in terms of Section 164(2) of the Act.
   f) With respect to the adequacy of the internal financial controls with reference to Standalone Financial Statements of the Company and the operating effectiveness of such controls, refer to our separate Report in "Annexure A". Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company's internal financial controls with reference to Standalone Financial Statements.
   g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of Section 197(16) of the Act, as amended, in our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of Section 197 of the Act.
   h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:
      i. The Company has disclosed the impact of pending litigations on its financial position in its Standalone Financial Statements. Refer to Note 2.23 to the Standalone Financial Statements.
      ii. The Company has made provision as required under applicable law or accounting standards for material foreseeable losses. Refer to Note 2.16 to the Standalone Financial Statements. The Company did not have any long-term derivative contracts.
      iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

iv. (a) The Management has represented that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person or entity, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(b) The Management has represented, that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under Sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v. As stated in Note 2.12.3 to the Standalone Financial Statements

(a) The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

(b) The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

(c) The Board of Directors of the Company have proposed final dividend for the year, which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with Section 123 of the Act, as applicable.

vi. Based on our examination, which included test checks, the Company has used accounting softwares for maintaining its books of account for the financial year ended March 31, 2024, which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the softwares. Further, during the course of our audit we did not come across any instance of the audit trail feature being tampered with.

As proviso to Rule 3(1) of the Companies (Accounts) Rules, 2014 is applicable from April 1, 2023, reporting under Rule 11(g) of the Companies (Audit and Auditors) Rules, 2014 on preservation of audit trail as per the statutory requirements for record retention is not applicable for the financial year ended March 31, 2024.

2. As required by the Companies (Auditor's Report) Order, 2020 (the "Order") issued by the Central Government in terms of Section 143(11) of the Act, we give in "Annexure B" a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 24039826BKCODM8655

Place: Bengaluru
Date: April 18, 2024

Annexure "A" to the Independent Auditor's Report

(Referred to in paragraph 1(f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls with reference to Standalone Financial Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the "Act")

We have audited the internal financial controls with reference to Standalone Financial Statements of **INFOSYS LIMITED** (the "Company") as of March 31, 2024 in conjunction with our audit of the Standalone Financial Statements of the Company for the year ended on that date.

Management's Responsibility for Internal Financial Controls

The Company's Management is responsible for establishing and maintaining internal financial controls with reference to Standalone Financial Statements based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to Company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls with reference to Standalone Financial Statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to Standalone Financial Statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Standalone Financial Statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to Standalone Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Standalone Financial Statements included obtaining an understanding of internal financial controls with reference to Standalone Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls with reference to Standalone Financial Statements.

Meaning of Internal Financial Controls with reference to Standalone Financial Statements

A Company's internal financial control with reference to Standalone Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal financial control with reference to Standalone Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with reference to Standalone Financial Statements

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Standalone Financial Statements to future periods are subject to the risk

that the internal financial control with reference to Standalone Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls with reference to Standalone Financial Statements and such internal financial controls with reference to Standalone Financial Statements were operating effectively as at March 31, 2024, based on the criteria for internal financial control with reference to Standalone Financial Statements established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 24039826BKCODM8655

Place: Bengaluru
Date: April 18, 2024

Annexure 'B' to the Independent Auditor's Report

(Referred to in paragraph 2 under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

To the best of our information and according to the explanations provided to us by the Company and the books of account and records examined by us in the normal course of audit, we state that:

i. In respect of the Company's property, plant and equipment, right-of-use assets and intangible assets:

   (a) (A) The Company has maintained proper records showing full particulars, including quantitative details and situation of property, plant and equipment and relevant details of right-of-use assets.

   (B) The Company has maintained proper records showing full particulars of intangible assets.

   (b) The Company has a program of physical verification of property, plant and equipment and right-of-use assets so to cover all the assets once every three years, which in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain property, plant and equipment and right-of-use assets were due for verification during the year and were physically verified by the Management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

   (c) Based on our examination of the property tax receipts and lease agreement for land on which building is constructed, registered sale deed / transfer deed / conveyance deed provided to us, we report that, the title in respect of self-constructed buildings and title deeds of all other immovable properties (other than properties where the Company is the lessee and the lease agreements are duly executed in favour of the lessee), disclosed in the financial statements included under Property, Plant and Equipment are held in the name of the Company as at the Balance Sheet date.

   (d) The Company has not revalued any of its property, plant and equipment (including right-of-use assets) and intangible assets during the year.

   (e) No proceedings have been initiated during the year or are pending against the Company as at March 31, 2024 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and rules made thereunder.

ii. (a) The Company does not have any inventory and hence reporting under clause 3(ii)(a) of the Order is not applicable.

   (b) The Company has not been sanctioned working capital limits in excess of ₹5 crore, in aggregate, at any points of time during the year, from banks or financial institutions on the basis of security of current assets and hence reporting under clause 3(ii)(b) of the Order is not applicable.

iii. The Company has made investments in, Companies and granted unsecured loans to other parties, during the year, in respect of which:

   (a) The Company has not provided any loans or advances in the nature of loan or stood guarantee or provided security to any other entity during the year. Hence reporting under clause 3(iii)(a) of the Order is not applicable.

   (b) In our opinion, the investments made and the terms and conditions of the grant of loans, during the year are, prima facie, not prejudicial to the Company's interest.

   (c) In respect of loans granted by the Company, the schedule of repayment of principal and payment of interest has been stipulated and the repayments of principal amounts and receipts of interest are generally regular as per stipulation.

   (d) In respect of loans granted by the Company, there is no overdue amount remaining outstanding as at the Balance Sheet date.

   (e) No loan granted by the Company, which has fallen due during the year, has been renewed or extended or fresh loans granted to settle the overdues of existing loans given to the same parties.

   (f) The Company has not granted any loans or advances in the nature of loans either repayable on demand or without specifying any terms or period of repayment during the year. Hence, reporting under clause 3(iii)(f) is not applicable.

   The Company has not made investments in Firms and Limited Liability Partnerships during the year. Further the Company has not provided any guarantee or security or granted any advances in the nature of loans, secured or unsecured, to Companies, Firms, Limited Liability Partnerships or any other parties.

iv. The Company has complied with the provisions of Sections 185 and 186 of the Companies Act, 2013 in respect of loans granted, investments made and guarantees and securities provided, as applicable.

v. The Company has not accepted any deposit or amounts, which are deemed to be deposits. Hence, reporting under clause 3(v) of the Order is not applicable.

vi. The maintenance of cost records has not been specified by the Central Government under sub-section (1) of Section 148 of the Companies Act, 2013 for the business activities carried out by the Company. Hence, reporting under clause (vi) of the Order is not applicable to the Company.

vii. In respect of statutory dues:

(a) In our opinion, the Company has generally been regular in depositing undisputed statutory dues, including Goods and Services tax, Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues applicable to it with the appropriate authorities.

There were no undisputed amounts payable in respect of Goods and Service tax, Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues in arrears as at March 31, 2024 for a period of more than six months from the date they became payable.

(b) Details of statutory dues referred to in sub-clause (a) above which have not been deposited as on March 31, 2024 on account of disputes are given below:

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount ₹ crore
The Income Tax Act, 1961	Income Tax	Income Tax Appellate Tribunal	AY [1] 2016-17	- [4]
	Income Tax	Commissioner (Appeals) [5]	AY [1] 2010-11, AY [1] 2020-21 to AY [1] 2022-23	3,175
	Income Tax	Assessing Officer	AY [1] 2008-09 to AY [1] 2011-12, AY [1] 2013-14 to AY [1] 2016-17, AY [1] 2018-19 to AY [1] 2024-25	4,168
The Finance Act, 2016	Equalisation Levy	Assessing Officer	AY [1] 2021-22	- [4]
Customs Act, 1962	Duty of Custom	Specified Officer of Special Economic Zone	FY [1] 2008-09 to FY [1] 2011-12	5
Central Excise Act, 1944	Duty of Excise	Supreme Court [3]	FY [1] 2005-06 to FY [1] 2015-16	68
		Customs Excise and Service Tax Appellate Tribunal	FY [1] 2015-16	- [4]
Goods and Service Tax Act, 2017	Goods and Service Tax	Joint Commissioner (Appeals)	FY [1] 2017-18 to 2019-20, FY [1] 2021-22	2
		High Court of Karnataka	FY [1] 2017-18	2
Sales Tax Act and VAT Laws	Sales Tax	Joint Commissioner (Appeals) [3]	FY [1] 2006-07 to FY [1] 2010-11 and FY [1] 2014-15 to FY [1] 2016-17	21
	Sales Tax	High Court of Andhra Pradesh	FY [1] 2007-08	- [4]
Finance Act, 1994	Service Tax	Customs Excise and Service Tax Appellate Tribunal [2]	FY [1] 2004-05 to FY [1] 2017-18	317
Central Sales Tax Act, 1956	Central Sales Tax	Joint Commissioner (Appeals)	FY [1] 2016-17	- [4]
The Karnataka [Gram Swaraj and Panchayat Raj] Act, 1993	Panchayat Property Tax	High Court of Karnataka at Bengaluru	FY [1] 2017-18 to FY [1] 2020-21	32
Greater Hyderabad Municipal Corporation Act, 1955	Trade Licence Fee	Ministry for Information Technology & Municipal Administration & Urban Development	FY [1] 2021-22 to FY [1] 2022-23	3
Excise Tax Act, 2002	Goods and Services Tax / Harmonized Sales Tax	Canada Revenue Agency	FY [1] 2018-19, FY [1] 2019-20	11

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount ₹ crore
UK Finance Act 1998	Corporation Tax	Her Majesty's Revenue and Customs (HMRC) Tax Officer, United Kingdom[3]	FY [1] 2014-15 to FY [1] 2016-17	209

Footnotes:

[1] AY=Assessment Year; FY= Financial Year.

[2] Stay order has been granted against ₹60 crore disputed, which has not been deposited.

[3] Stay order has been granted.

[4] Less than ₹1 crore.

[5] Stay order has been granted for AY 2020-21 and AY 2021-22 against ₹2,740 crore.

viii. There were no transactions relating to previously unrecorded income that have been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (43 of 1961).

ix. (a) The Company has not taken any loans or other borrowings from any lender. Hence reporting under clause 3(ix)(a) of the Order is not applicable.

(b) The Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

(c) The Company has not taken any term loan during the year and there are no outstanding term loans at the beginning of the year and hence, reporting under clause 3(ix)(c) of the Order is not applicable.

(d) On an overall examination of the financial statements of the Company, funds raised on short-term basis have, prima facie, not been used during the year for long-term purposes by the Company.

(e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries.

(f) The Company has not raised any loans during the year and hence reporting on clause 3(ix)(f) of the Order is not applicable.

x. (a) The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) during the year and hence reporting under clause 3(x)(a) of the Order is not applicable.

(b) During the year, the Company has not made any preferential allotment or private placement of shares or convertible debentures (fully or partly or optionally) and hence reporting under clause 3(x)(b) of the Order is not applicable.

xi. (a) No fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

(b) No report under sub-section (12) of Section 143 of the Companies Act has been filed in Form ADT-4 as prescribed under rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government, during the year and upto the date of this report.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year (and upto the date of this report), while determining the nature, timing and extent of our audit procedures.

xii. The Company is not a Nidhi Company and hence reporting under clause (xii) of the Order is not applicable.

xiii. In our opinion, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 with respect to applicable transactions with the related parties and the details of related party transactions have been disclosed in the Standalone Financial Statements as required by the applicable accounting standards.

xiv. (a) In our opinion, the Company has an adequate internal audit system commensurate with the size and the nature of its business.

(b) We have considered, the internal audit reports for the year under audit, issued to the Company during the year and till date, in determining the nature, timing and extent of our audit procedures.

xv. In our opinion, during the year the Company has not entered into any non-cash transactions with its Directors or persons connected with its directors and hence provisions of Section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi. (a) In our opinion, the Company is not required to be registered under Section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting under clause 3(xvi)(a), (b) and (c) of the Order is not applicable.

(b) In our opinion, there is no core investment Company within the Group (as defined in the Core Investment Companies (Reserve Bank) Directions, 2016) and accordingly reporting under clause 3(xvi)(d) of the Order is not applicable.

xvii. The Company has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.

xviii. There has been no resignation of the statutory auditors of the Company during the year.

xix. On the basis of the financial ratios, ageing and expected dates of realisation of financial assets and payment of financial liabilities, other information accompanying the financial statements and our knowledge of the Board of Directors and Management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

xx. (a) There are no unspent amounts towards Corporate Social Responsibility ("CSR") on other than ongoing projects requiring a transfer to a Fund specified in Schedule VII to the Companies Act, 2013 in compliance with second proviso to sub-section (5) of Section 135 of the said Act. Accordingly, reporting under clause 3(xx)(a) of the Order is not applicable for the year.

(b) In respect of ongoing projects, the Company has transferred unspent CSR amount as at the end of the previous financial year, to a Special account within a period of 30 days from the end of the said financial year in compliance with the provision of Section 135(6) of the Companies Act, 2013.

In respect of ongoing projects, the Company has not transferred the unspent CSR amount as at the Balance Sheet date out of the amounts that was required to be spent during the year, to a Special Account in compliance with the provision of sub-section(6) of Section 135 of the said Act till the date of our report since the time period for such transfer, i.e., 30 days from the end of the financial year has not elapsed till the date of our report.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 24039826BKCODM8655

Place: Bengaluru
Date: April 18, 2024

Balance Sheet

(In ₹ crore)

Particulars	Note	As at March 31, 2024	As at March 31, 2023
Assets			
Non-current assets			
Property, plant and equipment	2.1	10,813	11,656
Right-of-use assets	2.3	3,303	3,561
Capital work-in-progress	2.4	277	275
Goodwill	2.2	211	211
Other intangible assets		–	3
Financial assets			
Investments	2.5	23,352	23,686
Loans	2.6	34	39
Other financial assets	2.7	1,756	1,341
Deferred tax assets (net)	2.17	–	779
Income tax assets (net)	2.17	2,583	5,916
Other non-current assets	2.10	1,669	1,788
Total non-current assets		**43,998**	**49,255**
Current assets			
Financial assets			
Investments	2.5	11,307	4,476
Trade receivables	2.8	25,152	20,773
Cash and cash equivalents	2.9	8,191	6,534
Loans	2.6	208	291
Other financial assets	2.7	10,129	9,088
Income tax assets (net)	2.17	6,329	–
Other current assets	2.10	9,636	10,920
Total current assets		**70,952**	**52,082**
Total assets		**1,14,950**	**1,01,337**

Balance Sheet (contd.)

Particulars	Note	As at March 31, 2024	As at March 31, 2023
Equity and liabilities			
Equity			
Equity share capital	2.12	2,075	2,074
Other equity		79,101	65,671
Total equity		**81,176**	**67,745**
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.3	3,088	3,553
Other financial liabilities	2.13	1,941	1,317
Deferred tax liabilities (net)	2.17	1,509	866
Other non-current liabilities	2.15	150	414
Total non-current liabilities		**6,688**	**6,150**
Current liabilities			
Financial liabilities			
Lease liabilities	2.3	678	713
Trade payables	2.14		
Total outstanding dues of micro enterprises and small enterprises		92	97
Total outstanding dues of creditors other than micro enterprises and small enterprises		2,401	2,329
Other financial liabilities	2.13	11,808	12,697
Other current liabilities	2.15	7,681	7,609
Provisions	2.16	1,464	1,163
Income tax liabilities (net)		2,962	2,834
Total current liabilities		**27,086**	**27,442**
Total equity and liabilities		**1,14,950**	**1,01,337**

The accompanying notes form an integral part of the *Standalone financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

D. Sundaram
Lead Independent Director
DIN: 00016304

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 18, 2024

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Statement of Profit and Loss

(In ₹ crore, except equity share and per equity share data)

Particulars	Note	Year ended March 31,	
		2024	2023
Revenue from operations	2.18	1,28,933	1,24,014
Other income, net	2.19	7,417	3,859
Total income		**1,36,350**	**1,27,873**
Expenses			
Employee benefit expenses	2.20	65,139	62,764
Cost of technical sub-contractors		18,638	19,096
Travel expenses		1,372	1,227
Cost of software packages and others	2.20	6,891	5,214
Communication expenses		489	502
Consultancy and professional charges		1,059	1,236
Depreciation and amortization expenses	2.1, 2.2.2 and 2.3	2,944	2,753
Finance cost		277	157
Other expenses	2.20	3,588	3,281
Total expenses		**1,00,397**	**96,230**
Profit before tax		**35,953**	**31,643**
Tax expense:			
Current tax	2.17	7,306	8,167
Deferred tax	2.17	1,413	208
Profit for the year		**27,234**	**23,268**

Statement of Profit and Loss (contd.)

Particulars	Note	Year ended March 31,	
		2024	2023
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.17 and 2.21	128	(19)
Equity instruments through other comprehensive income, net	2.5 and 2.17	19	(6)
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11 and 2.17	11	(7)
Fair value changes on investments, net	2.5 and 2.17	129	(236)
Total other comprehensive income / (loss), net of tax		**287**	**(268)**
Total comprehensive income for the year		**27,521**	**23,000**
Earnings per equity share			
Equity shares of par value ₹5 each			
Basic (in ₹ per share)		65.62	55.48
Diluted (in ₹ per share)		65.56	55.42
Weighted average equity shares used in computing earnings per equity share			
Basic (in shares)	2.22	415,00,99,796	419,38,13,881
Diluted (in shares)	2.22	415,39,94,624	419,82,34,378

The accompanying notes form an integral part of the *Standalone financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

D. Sundaram
Lead Independent Director
DIN: 00016304

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 18, 2024

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Statement of Changes in Equity

(In ₹ crore)

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment reserve [1]	Equity instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Balance as at April 1, 2022	**2,103**	**54**	**2,844**	**139**	**172**	**55,449**	**9**	**606**	**7,926**	**266**	**2**	**(264)**	**69,306**
Impact on adoption of amendment to Ind AS 37#	–	–	–	–	–	(9)	–	–	–	–	–	–	(9)
	2,103	54	2,844	139	172	55,440	9	606	7,926	266	2	(264)	69,297
Changes in equity for the year ended March 31, 2023													
Profit for the year	–	–	–	–	–	23,268	–	–	–	–	–	–	23,268
Remeasurement of the net defined benefit liability / asset, net*	–	–	–	–	–	–	–	–	–	–	–	(19)	(19)
Equity instruments through other comprehensive income, net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	(6)	–	–	(6)
Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Notes 2.11)*	–	–	–	–	–	–	–	–	–	–	(7)	–	(7)
Fair value changes on investments, net* *(Refer to Note 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	(236)	(236)
Total comprehensive income for the year	–	–	–	–	–	**23,268**	–	–	–	**(6)**	**(7)**	**(255)**	**23,000**

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment reserve [1]	Equity instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Buyback of equity shares** *(Refer to Note 2.12)*	(30)	–	–	–	(340)	(11,096)	–	–	–	–	–	–	(11,466)
Transaction cost relating to buyback*	–	–	–	–	(19)	(5)	–	–	–	–	–	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	–	30	–	(21)	(9)	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(3,125)	–	–	3,125	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	1,397	–	–	(1,397)	–	–	–	–
Transferred on account of exercise of stock options *(Refer to Note 2.12)*	–	–	–	–	291	–	–	(291)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	2	(2)	–	–	–	–	–
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	1	–	–	–	29	–	–	–	–	–	–	–	30
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	–	514	–	–	–	–	514
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	51	–	–	–	–	51

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment reserve [1]	Equity instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Reserves on common control transaction *(Refer to Note 2.5.1)*	–	–	18	–	–	–	–	–	–	–	–	–	18
Dividends	–	–	–	–	–	(13,675)	–	–	–	–	–	–	(13,675)
Balance as at March 31, 2023	**2,074**	**54**	**2,862**	**169**	**133**	**52,183**	**2**	**878**	**9,654**	**260**	**(5)**	**(519)**	**67,745**

Statement of Changes in Equity (contd.)

(In ₹ crore)

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment reserve [1]	Equity instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Balance as at April 1, 2023	**2,074**	**54**	**2,862**	**169**	**133**	**52,183**	**2**	**878**	**9,654**	**260**	**(5)**	**(519)**	**67,745**
Changes in equity for the year ended March 31, 2024													
Profit for the year	–	–	–	–	–	27,234	–	–	–	–	–	–	27,234
Remeasurement of the net defined benefit liability / asset, net*	–	–	–	–	–	–	–	–	–	–	–	128	128
Equity instruments through other comprehensive income, net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	19	–	–	19
Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	11	–	11

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment reserve [1]	Equity instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Fair value changes on investments, net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	129	129
Total comprehensive income for the year	–	–	–	–	–	**27,234**	–	–	–	**19**	**11**	**257**	**27,521**
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(2,957)	–	–	2,957	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	824	–	–	(824)	–	–	–	–
Transferred on account of exercise of stock options *(Refer to Note 2.12)*	–	–	–	–	447	–	–	(447)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	160	(160)	–	–	–	–	–
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	1	–	–	–	–	–	–	–	–	–	–	–	1
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	–	639	–	–	–	–	639

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve											
		Capital reserve	Other reserves [2]	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment reserve [1]	Equity instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	3	–	–	–	–	3
Dividends	–	–	–	–	–	(14,733)	–	–	–	–	–	–	(14,733)
Balance as at March 31, 2024	**2,075**	**54**	**2,862**	**169**	**580**	**62,551**	**162**	**913**	**11,787**	**279**	**6**	**(262)**	**81,176**

* net of tax

** Including tax on buyback of ₹2,166 crore for the year ended March 31, 2023.

\# Impact on account of adoption of amendment to Ind AS 37, *Provisions, Contingent Liabilities and Contingents Assets*

(1) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income-tax Act, 1961.

(2) Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the *Standalone financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No:
117366W/ W-100018

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

Bengaluru
April 18, 2024

for and on behalf of the Board of Directors of Infosys Limited

D. Sundaram
Lead Independent Director
DIN: 00016304

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In ₹ crore)

Particulars	Note	Year ended March 31,	
		2024	2023
Cash flow from operating activities:			
Profit for the year		27,234	23,268
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation and amortization	2.1, 2.2.2 and 2.3	2,944	2,753
Income tax expense	2.17	8,719	8,375
Impairment loss recognized / (reversed) under expected credit loss model		130	183
Finance cost		277	157
Interest and dividend income	2.19	(4,670)	(3,028)
Stock compensation expense	2.12	575	460
Provision for post sale client support		77	121
Exchange differences on translation of assets and liabilities, net		63	(116)
Interest receivable on income tax refund		(1,934)	–
Other adjustments		235	34
Changes in assets and liabilities			
Trade receivables and unbilled revenue		(2,933)	(5,065)
Loans, other financial assets and other assets		(1,645)	(2,171)
Trade payables	2.14	67	(243)
Other financial liabilities, other liabilities and provisions		(117)	2,248
Cash generated from operations		**29,022**	**26,976**
Income taxes paid		(8,235)	(7,807)
Net cash generated by operating activities		**20,787**	**19,169**
Cash flow from investing activities:			
Expenditure on property, plant and equipment		(1,832)	(2,130)
Deposits placed with corporation		(688)	(634)
Redemption of deposits placed with corporation		522	482
Interest and dividend received		1,441	1,299
Dividend received from subsidiary		2,976	1,463
Loan given to subsidiaries		–	(427)
Loan repaid by subsidiaries		4	393
Investment in subsidiaries		(63)	(1,530)
Receipt / (payment) towards business transfer for entities under common control		35	19
Receipt / (payment) from entities under liquidation		80	–
Escrow and other deposits pertaining to buyback		–	(483)
Redemption of escrow and other deposits pertaining to buyback		–	483
Other receipts		123	61

Particulars	Note	Year ended March 31, 2024	2023
Payments to acquire investments			
Liquid mutual fund units		(57,606)	(62,952)
Target maturity fund units		–	(400)
Tax-free bonds and government bonds		–	(14)
Commercial papers		(9,405)	(2,485)
Certificates of deposit		(7,011)	(8,909)
Government securities		–	(1,370)
Non-convertible debentures		(1,526)	–
Others		(2)	(4)
Proceeds on sale of investments			
Tax-free bonds and government bonds		150	213
Liquid mutual fund units		56,124	64,168
Non-convertible debentures		955	395
Certificates of deposit		6,962	9,454
Commercial papers		5,475	2,098
Government securities		5	1,532
Others		20	99
Net cash (used in) / generated from investing activities		**(3,261)**	**821**
Cash flow from financing activities:			
Buyback of equity shares, including transaction costs and tax on buyback		–	(11,499)
Payment of lease liabilities	2.3	(850)	(694)
Shares issued on exercise of employee stock options		1	30
Other receipts		–	44
Other payments		(243)	(64)
Payment of dividends		(14,733)	(13,674)
Net cash used in financing activities		**(15,825)**	**(25,857)**
Net increase / (decrease) in cash and cash equivalents		1,701	(5,867)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(44)	131
Cash and cash equivalents at the beginning of the year	2.9	6,534	12,270
Cash and cash equivalents at the end of the year	2.9	**8,191**	**6,534**
Supplementary information:			
Restricted cash balance	2.9	44	46

The accompanying notes form an integral part of the *Standalone financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

D. Sundaram
Lead Independent Director
DIN: 00016304

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 18, 2024

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Overview and Notes to the Standalone Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ("the Company" or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys' strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys' strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The *Standalone financial statements* are approved for issue by the Company's Board of Directors on April 18, 2024.

1.2 Basis of preparation of financial statements

These *Standalone financial statements* are prepared in accordance with Indian Accounting Standard (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments, which are measured at fair values, the provisions of the Companies Act, 2013 ("the Act") and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited *Standalone financial statements* have been discussed in the respective notes.

As the year to date figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year to date figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the *Standalone financial statements*.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contract is recognized ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and Company's costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods

or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Refer to Note 2.17.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer to Note 2.1.

2. Notes to the Standalone financial statements

2.1 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method.

The estimated useful lives of assets are as follows:

Building[(1)]	22-25 years
Plant and machinery[(1)]	5 years
Office equipment	5 years
Computer equipment[(1)]	3-5 years
Furniture and fixtures[(1)]	5 years
Vehicles[(1)]	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

[(1)] Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2024 are as follows:

(In ₹ crore)

Particulars	Land – Freehold	Buildings (1)(2)	Plant and machinery (2)	Office equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2023	**1,429**	**10,445**	**3,144**	**1,314**	**7,235**	**2,129**	**968**	**45**	**26,709**
Additions	1	289	119	90	765	100	70	1	1,435
Additions through business transfer *(Refer to Note 2.5)*	–	–	–	2	12	8	12	–	34
Deletions*	–	(55)	(49)	(36)	(633)	(77)	(87)	(1)	(938)
Gross carrying value as at March 31, 2024	**1,430**	**10,679**	**3,214**	**1,370**	**7,379**	**2,160**	**963**	**45**	**27,240**
Accumulated depreciation as at April 1, 2023	**–**	**(4,223)**	**(2,558)**	**(1,060)**	**(4,977)**	**(1,549)**	**(646)**	**(40)**	**(15,053)**
Depreciation	–	(407)	(223)	(114)	(1,144)	(230)	(171)	(3)	(2,292)
Accumulated depreciation on deletions*	–	55	49	35	624	70	84	1	918
Accumulated depreciation as at March 31, 2024	**–**	**(4,575)**	**(2,732)**	**(1,139)**	**(5,497)**	**(1,709)**	**(733)**	**(42)**	**(16,427)**
Carrying value as at April 1, 2023	**1,429**	**6,222**	**586**	**254**	**2,258**	**580**	**322**	**5**	**11,656**
Carrying value as at March 31, 2024	**1,430**	**6,104**	**482**	**231**	**1,882**	**451**	**230**	**3**	**10,813**

* During the year ended March 31, 2024, certain assets, which were not in use having gross book value of ₹646 crore (net book value: Nil) were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2023 were as follows:

(In ₹ crore)

Particulars	Land – Freehold	Buildings [(1)(2)]	Plant and machinery [(2)]	Office equipment [(2)]	Computer equipment [(2)]	Furniture and fixtures [(2)]	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2022	**1,429**	**10,115**	**3,054**	**1,250**	**7,239**	**2,070**	**817**	**44**	**26,018**
Additions	2	330	264	106	1,267	341	165	2	2,477
Deletions*	(2)	–	(174)	(42)	(1,271)	(282)	(14)	(1)	(1,786)
Gross carrying value as at March 31, 2023	**1,429**	**10,445**	**3,144**	**1,314**	**7,235**	**2,129**	**968**	**45**	**26,709**
Accumulated depreciation as at April 1, 2022	**–**	**(3,834)**	**(2,494)**	**(993)**	**(5,163)**	**(1,614)**	**(499)**	**(37)**	**(14,634)**
Depreciation	–	(389)	(238)	(109)	(1,080)	(216)	(157)	(4)	(2,193)
Accumulated depreciation on deletions*	–	–	174	42	1,266	281	10	1	1,774
Accumulated depreciation as at March 31, 2023	**–**	**(4,223)**	**(2,558)**	**(1,060)**	**(4,977)**	**(1,549)**	**(646)**	**(40)**	**(15,053)**
Carrying value as at April 1, 2022	**1,429**	**6,281**	**560**	**257**	**2,076**	**456**	**318**	**7**	**11,384**
Carrying value as at March 31, 2023	**1,429**	**6,222**	**586**	**254**	**2,258**	**580**	**322**	**5**	**11,656**

* During the year ended March 31, 2023, certain assets, which were not in use having gross book value of ₹1,598 crore (net book value: nil), were retired.

(1) Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

(2) Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2024 and March 31, 2023 are as follows:

(In ₹ crore)

Particulars	Cost	Accumulated depreciation	Net book value
Land	32	–	32
	32	–	32
Buildings	333	138	195
	333	132	201
Plant and machinery	36	34	2
	28	28	–
Furniture and fixtures	29	25	4
	19	18	1
Computer equipment	2	2	–
	–	–	–
Leasehold improvement	40	24	16
	–	–	–
Office equipment	23	20	3
	16	16	–

(In ₹ crore)

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Aggregate depreciation charged on above assets	26	13

The rental income from subsidiary in current year is ₹78 crore and in last year it was ₹53 crore.

2.2 Goodwill and other intangible assets

2.2.1 Goodwill

The summary of changes in the carrying amount of goodwill is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Carrying value at the beginning	211	211
Carrying value at the end	**211**	**211**

The allocation of goodwill to operating segments as at March 31, 2024 and March 31, 2023 is as follows:

(In ₹ crore)

Segment	As at March 31,	
	2024	2023
Financial services	64	64
Retail	34	34
Communication	28	28
Energy, Utilities, Resources and Services	27	27
Manufacturing	21	21
	174	**174**
Operating segments without significant goodwill	37	37
Total	**211**	**211**

2.2.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors, including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs, which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2024 are as follows:

(In ₹ crore)

Particulars	Customer-related	Software-related	Trade name-related	Others	Total
Gross carrying value as at April 1, 2023	**113**	**54**	**26**	**26**	**219**
Deletions	–	–	–	–	–
Gross carrying value as at March 31, 2024	**113**	**54**	**26**	**26**	**219**
Accumulated amortization as at April 1, 2023	**(113)**	**(51)**	**(26)**	**(26)**	**(216)**
Amortization expense	–	(3)	–	–	(3)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2024	**(113)**	**(54)**	**(26)**	**(26)**	**(219)**
Carrying value as at March 31, 2024	–	–	–	–	–
Carrying value as at April 1, 2023	–	**3**	–	–	**3**
Estimated useful life (in years)	**7**	**2**	**5**	**5**	
Estimated remaining useful life (in years)	–	–	–	–	

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2023 were as follows:

(In ₹ crore)

Particulars	Customer-related	Software-related	Trade name-related	Others	Total
Gross carrying value as at April 1, 2022	**113**	**54**	**26**	**26**	**219**
Deletions	–	–	–	–	–
Gross carrying value as at March 31, 2023	**113**	**54**	**26**	**26**	**219**
Accumulated amortization as at April 1, 2022	**(104)**	**(31)**	**(26)**	**(26)**	**(187)**
Amortization expense	(9)	(20)	–	–	(29)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2023	**(113)**	**(51)**	**(26)**	**(26)**	**(216)**
Carrying value as at March 31, 2023	**–**	**3**	**–**	**–**	**3**
Carrying value as at April 1, 2022	**9**	**23**	**–**	**–**	**32**
Estimated useful life (in years)	**7**	**2**	**5**	**5**	
Estimated remaining useful life (in years)	**–**	**–**	**–**	**–**	

The amortization expense has been included under depreciation and amortization expense in the Standalone Statement of Profit and Loss.

Research and Development expenditure

Research and Development expense recognized in net profit in the Statement of Profit and Loss for the year ended March 31, 2024 and March 31, 2023 is ₹695 crore and ₹639 crore, respectively.

2.3 Leases

Accounting policy

The Company as a lessee

The Company's lease asset classes primarily consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset ("ROU") and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors, such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys's operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities include these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight-line basis over the term of the relevant lease.

The changes in the carrying value of right-of-use assets for the year ended March 31, 2024 are as follows:

(In ₹ crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers	
Balance as at April 1, 2023	**548**	**2,669**	**344**	**3,561**
Additions*	–	336	420	756
Deletions	(10)	(169)	(92)	(271)
Impairment#	–	(88)	–	(88)
Depreciation	(4)	(482)	(169)	(655)
Balance as at March 31, 2024	**534**	**2,266**	**503**	**3,303**

* Net of adjustments on account of modifications and lease incentives

\# Included under other expenses. *Refer to Note 2.20.*

The changes in the carrying value of right-of-use assets for the year ended March 31, 2023 were as follows:

(In ₹ crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers	
Balance as at April 1, 2022	**552**	**2,621**	**138**	**3,311**
Additions*	–	510	371	881
Deletions	–	(21)	(61)	(82)
Depreciation	(4)	(441)	(104)	(549)
Balance as at March 31, 2023	**548**	**2,669**	**344**	**3,561**

* *Net of adjustments on account of modifications and lease incentives*

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the Statement of Profit and Loss.

The break-up of current and non-current lease liabilities as at March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Current lease liabilities	678	713
Non-current lease liabilities	3,088	3,553
Total	**3,766**	**4,266**

The movement in lease liabilities during the year ended March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Balance at the beginning	**4,266**	**3,786**
Additions	590	883
Finance cost accrued during the period	166	151
Deletions	(413)	(26)
Payment of lease liabilities	(852)	(706)
Translation difference	9	178
Balance at the end	**3,766**	**4,266**

The details regarding the contractual maturities of lease liabilities as at March 31, 2024 and March 31, 2023 on an undiscounted basis are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Less than one year	803	821
One to five years	2,735	2,547
More than five years	819	1,546
Total	**4,357**	**4,914**

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹16 crore and ₹22 crore for the year ended March 31, 2024 and March 31, 2023.

The movement in the net investment in sublease in ROU asset during the year ended March 31, 2024 and March 31, 2023 is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Balance at the beginning	346	365
Interest income accrued during the period	–	13
Deletions	(346)	–
Lease receipts	–	(61)
Translation difference	–	29
Balance at the end	**–**	**346**

Leases not yet commenced to which Company is committed is ₹20 crore for a lease term up to seven years.

2.4 Capital work-in-progress (CWIP)

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Capital work-in-progress	277	275
Total capital work-in-progress	**277**	**275**

The capital work-in-progress ageing schedule for the year ended March 31, 2024 and March 31, 2023 is as follows:

(In ₹ crore)

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	243	22	1	11	277
	222	21	12	20	275
Total capital work-in-progress	**243**	**22**	**1**	**11**	**277**
	222	**21**	**12**	**20**	**275**

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan, the project-wise details of when the project is expected to be completed as of March 31, 2024 and March 31, 2023 is as follows:

(In ₹ crore)

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
KL-SP-SDB1	–	–	–	–	–
	114	–	–	–	114
BN-SP-MET	–	–	–	–	–
	20	–	–	–	20
Total capital work-in-progress	–	–	–	–	–
	134	–	–	–	**134**

2.5 Investments

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Non-current investments		
Equity instruments of subsidiaries	9,150	9,078
Redeemable preference shares of subsidiary	2,831	2,831
Preference securities and equity securities	206	196
Target maturity fund units	431	402
Others	84	82
Tax-free bonds	1,731	1,742
Government bonds	14	14
Non-convertible debentures	2,216	2,490
Government securities	6,689	6,851
Total non-current investments	**23,352**	**23,686**
Current investments		
Liquid mutual fund units	1,913	260
Commercial papers	4,507	420
Certificates of deposit	2,945	2,765
Tax-free bonds	–	150
Government securities	204	5
Non-convertible debentures	1,738	876
Total current investments	**11,307**	**4,476**
Total carrying value	**34,659**	**28,162**

(In ₹ crore, except as otherwise stated)

Particulars	As at March 31,	
	2024	2023
Non-current investments		
Unquoted		
Investment carried at cost		
Investments in equity instruments of subsidiaries		
Infosys BPM Limited	662	662
33,828 (33,828) equity shares of 10,000 each, fully paid up		
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up		
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid		
Infosys Technologies (Shanghai) Company Limited	1,010	1,010
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid		
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) – Class A shares of CHF 1,000 each and		
26,460 (26,460) – Class B Shares of CHF 100 each, fully paid up		
Infosys Americas Inc.	–	1
Nil (10,000) shares of USD 10 per share, fully paid up		
EdgeVerve Systems Limited	1,312	1,312
131,18,40,000 (131,18,40,000) equity shares of ₹10 each, fully paid up		
Infosys Nova Holdings LLC#	2,637	2,637
Infosys Singapore Pte. Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid		
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up		
Infosys Arabia Limited	2	2
70 (70) shares		
Skava Systems Private Limited	–	59
Nil (25,000) shares of ₹10 each, fully paid up		
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up		
Infosys Chile SpA	7	7
100 (100) shares		
WongDoody, Inc.	380	380
100 (100) shares		
Infosys Luxembourg S.a r.l.	26	17
30,000 (20,000) shares		
Infosys Austria GmbH	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up		
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up		

Particulars	As at March 31,	
	2024	2023
Infosys Consulting S.R.L. (Romania)	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up		
Infosys Limited Bulgaria EOOD	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up		
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up		
Infosys Green Forum	1	1
10,00,000 (10,00,000) shares ₹10 per share, fully paid up		
Infosys Automotive and Mobility GmbH	15	15
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	48	7
15,08,060 (1,30,842) share Turkish Liras 100 (10,000) per share, fully paid up		
Infosys Consulting S.R.L. (Argentina)	2	2
2,94,500 (2,94,500) shares AR$ 100 per share, fully paid up		
Infosys Business Solutions LLC	8	8
10,000 (10,000) shares USD 100 per share, fully paid up		
Danske IT and Support Services India Private Limited	82	–
3,27,788 (Nil) shared ₹10 per share fully paid up		
Investments in Redeemable Preference shares of subsidiary		
Infosys Singapore Pte. Ltd	2,831	2,831
45,62,00,000 (45,62,00,000) shares of SGD 1 per share, fully paid up		
4,00,00,000 (4,00,00,000) shares of USD 1 per share, fully paid up		
	11,981	**11,909**
Investments carried at fair value through profit or loss		
Target maturity fund units	431	402
Others [(1)]	84	82
	515	**484**
Investments carried at fair value through other comprehensive income		
Preference securities	91	193
Equity securities	2	3
	93	**196**
Quoted		
Investments carried at amortized cost		
Tax-free bonds	1,731	1,742
Government bonds	14	14
	1,745	**1,756**
Investments carried at fair value through other comprehensive income		
Non-convertible debentures	2,216	2,490
Equity securities	113	–
Government securities	6,689	6,851
	9,018	**9,341**
Total non-current investments	**23,352**	**23,686**

Particulars	As at March 31, 2024	As at March 31, 2023
Current investments		
Unquoted		
Investments carried at fair value through profit or loss		
Liquid mutual fund units	1,913	260
	1,913	**260**
Investments carried at fair value through other comprehensive income		
Commercial papers	4,507	420
Certificates of deposit	2,945	2,765
	7,452	**3,185**
Quoted		
Investments carried at amortized cost		
Tax-free bonds	–	150
	–	**150**
Investments carried at fair value through other comprehensive income		
Government securities	204	5
Non-convertible debentures	1,738	876
	1,942	**881**
Total current investments	**11,307**	**4,476**
Total investments	**34,659**	**28,162**
Aggregate amount of quoted investments	12,705	12,128
Market value of quoted investments (including interest accrued), current	1,942	1,050
Market value of quoted investments (including interest accrued), non-current	10,978	11,336
Aggregate amount of unquoted investments	21,954	16,034
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	11,981	11,909
Investments carried at amortized cost	1,745	1,906
Investments carried at fair value through other comprehensive income	18,505	13,603
Investments carried at fair value through profit or loss	2,428	744

(1) Uncalled capital commitments outstanding as of March 31, 2024 and March 31, 2023 was ₹5 crore and ₹8 crore, respectively.

Refer to Note 2.11 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(In ₹ crore)

Particulars	Year ended March 31, 2024			Year ended March 31, 2023		
	Gross	Tax	Net	Gross	Tax	Net
Net gain / (Loss) on						
Non-convertible debentures	55	5	60	(92)	(1)	(93)
Government securities	89	(20)	69	(150)	8	(142)
Certificates of deposit	–	–	–	(1)	–	(1)
Equity and preference securities	10	9	19	(7)	1	(6)

Method of fair valuation :

(In ₹ crore)

Class of investment	Method	Fair value as at March 31,	
		2024	2023
Liquid mutual fund units – carried at fair value through profit or loss	Quoted price	1,913	260
Target maturity fund units – carried at fair value through profit or loss	Quoted price	431	402
Tax-free bonds and government bonds – carried at amortized cost	Quoted price and market observable inputs	1,959	2,134
Non-convertible debentures – carried at fair value through other comprehensive income	Quoted price and market observable inputs	3,954	3,366
Government securities – carried at fair value through other comprehensive income	Quoted price and market observable inputs	6,893	6,856
Commercial papers – carried at fair value through other comprehensive income	Market observable inputs	4,507	420
Certificates of deposit – carried at fair value through other comprehensive income	Market observable inputs	2,945	2,765
Quoted equity securities – carried at fair value through other comprehensive income	Quoted price	113	–
Unquoted equity and preference securities – carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	93	196
Others – carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	84	82
Total		**22,892**	**16,481**

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Business transfer – Danske IT and Support Services India Private Limited

On June 26, 2023, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement ("BTA") with Danske IT and Support Services India Private Limited (Danske IT) to transfer the assets, liabilities and employees from Danske IT to the Company. The Purchase consideration is based on the adjusted net asset value as on the closing date i.e September 1, 2023. The details of the assets and liabilities transferred and the consideration receivable as below:

(In ₹ crore)

Particulars	Total
Property plant and equipment	34
Net liabilities	(72)
Net consideration	(38)

Proposed acquisition

On January 11, 2024, Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in InSemi Technology Services Private Limited, a semiconductor design services Company headquartered in India, for a consideration including earn-outs, and management incentives and retention bonuses totaling up to ₹280 crore (approximately $34 million) , subject to customary closing adjustments.

2.5.2 Details of investments

The details of investments in preference, equity and other instruments as at March 31, 2024 and March 31, 2023 are as follows:

(In ₹ crore, except as otherwise stated)

Particulars	As at March 31,	
	2024	2023
Preference securities		
Airviz Inc.	–	–
2,89,695 (2,89,695) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop Inc	60	53
1,10,59,340 (1,10,59,340) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
Nivetti Systems Private Limited	31	26
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹1 each		
Ideaforge Technology Limited	–	114
Nil (5,402) Series A compulsorily convertible cumulative Preference shares of ₹10 each, fully paid up		
Nil (1,787) Series B compulsorily convertible cumulative Preference shares of ₹10 each, fully paid up		
Equity instrument		
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹8,052 each, fully paid up, par value ₹ 10 each		
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at ₹1,000 each, fully paid up, par value ₹1,000 each		
Ideaforge Technology Limited	113	1
16,47,314 (22,600) equity shares at ₹10, fully paid up		
Others		
Stellaris Venture Partners India	84	82
Total	**290**	**278**

2.6 Loans

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Non-current		
Loans considered good – Unsecured		
Other loans		
Loans to employees	34	39
	34	**39**
Loans credit impaired – Unsecured		
Other loans		
Loans to employees	-	-
Less: Allowance for credit impairment	-	-
	-	-
Total non-current loans	**34**	**39**

Particulars	As at March 31,	
	2024	2023
Current		
Loans considered good – Unsecured		
Loans to subsidiaries	-	43
Other loans		
Loans to employees	208	248
Total current loans	**208**	**291**
Total loans	**242**	**330**

2.7 Other financial assets

(In ₹ crore)

Particulars	As at March 31, 2024	As at March 31, 2023
Non-current		
Security deposits [1]	205	226
Net investment in sublease of right-of-use asset [1]	–	298
Unbilled revenues [1][5]#	1,366	686
Others [1]**	185	131
Total non-current other financial assets	**1,756**	**1,341**
Current		
Security deposits [1]	25	6
Restricted deposits [1]*	2,282	2,116
Unbilled revenues [1][5]#	4,993	5,166
Interest accrued but not due [1]	476	441
Foreign currency forward and options contracts [2][3]	81	79
Net investment in sublease of right-of-use asset [1]	–	48
Others [1][4]**	2,272	1,232
Total current other financial assets	**10,129**	**9,088**
Total other financial assets	**11,885**	**10,429**
[1] Financial assets carried at amortized cost	11,804	10,350
[2] Financial assets carried at fair value through other comprehensive income	23	32
[3] Financial assets carried at fair value through profit or loss	58	47

Particulars	As at March 31, 2024	As at March 31, 2023
[4] Includes dues from subsidiaries	2,052	1,051
[5] Includes dues from subsidiaries	153	290

* Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

** Primarily includes net investment in lease

\# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time

2.8 Trade receivables

(In ₹ crore)

Particulars	As at March 31, 2024	As at March 31, 2023
Current		
Trade receivable considered good – Unsecured [1]	25,575	21,202
Less: Allowance for expected credit loss	423	429
Trade receivable considered good – Unsecured	**25,152**	**20,773**
Trade receivable – credit impaired – Unsecured	157	106
Less: Allowance for credit impairment	157	106
Trade receivable – credit impaired – Unsecured	–	–
Total trade receivables [2]	**25,152**	**20,773**
[1] Includes dues from subsidiaries	259	611
[2] Includes dues from companies where directors are interested	–	–

The trade receivables ageing schedule for the year ended as on March 31, 2024 and March 31, 2023 is as follows:

(In ₹ crore)

Particulars	Not due	Outstanding for following periods from due date of payment					Total
		Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	
Undisputed trade receivables – considered good	18,724	6,175	219	394	62	1	25,575
	15,579	5,542	4	66	4	7	21,202
Undisputed trade receivables – credit impaired	3	12	7	5	3	81	111
	9	6	2	4	49	34	104
Disputed trade receivables – considered good	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
Disputed trade receivables – credit impaired	–	1	21	22	1	1	46
	–	–	–	–	2	–	2
	18,727	6,188	247	421	66	83	25,732
	15,588	5,548	6	70	55	41	21,308
Less: Allowance for credit loss							580
							535
Total trade receivables							**25,152**
							20,773

2.9 Cash and cash equivalents

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Balances with banks		
In current and deposit accounts	8,191	4,864
Cash on hand	–	–
Others		
Deposits with financial institutions	–	1,670
Total cash and cash equivalents	**8,191**	**6,534**
Balances with banks in unpaid dividend accounts	37	37
Deposit with more than 12 months maturity	–	700

Cash and cash equivalents as at March 31, 2024 and March 31, 2023 include restricted cash and bank balances of ₹44 crore and ₹46 crore, respectively.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.10 Other assets

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Non-current		
Capital advances	151	141
Advances other than capital advances		
Others		
Prepaid expenses	68	63
Defined benefit plan assets	9	9
Deferred contract cost		
Cost of obtaining a contract [(3)]	88	139
Cost of fulfillment	640	601
Other receivables	–	–
Unbilled revenues [(2)]	58	167
Withholding taxes and others	655	668
Total non-current other assets	**1,669**	**1,788**
Current		
Advances other than capital advances		
Payment to vendors for supply of goods	325	171
Others		
Prepaid expenses [(1)]	1,886	1,705
Unbilled revenues [(2)]	4,397	6,365
Deferred contract cost		
Cost of obtaining a contract [(3)]	154	400
Cost of fulfillment	266	109
Withholding taxes and others	2,593	2,047
Other receivables [(1)]	15	123
Total current other assets	**9,636**	**10,920**
Total other assets	**11,305**	**12,708**
[(1)] Includes dues from subsidiaries	155	198

[(2)] Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

[(3)] Includes technology assets taken over by the Company from a customer as a part of transformation project, which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115, *Revenue from Contract with Customers*. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Company has entered into financing arrangements with a third-party for these assets. As at March 31, 2024 and March 31, 2023, the financial liability pertaining to such arrangements amounts to ₹58 crore and ₹114 crore, respectively *(Refer to Note 2.13)*.

Withholding taxes and others primarily consist of input tax credits and Cenvat / VAT recoverable from Government of India.

2.11 Financial instruments

Accounting policy

2.11.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the

financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments, which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset, which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination, which is subsequently measured at fair value through profit or loss.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.11.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2024 are as follows:

(In ₹ crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets:							
Cash and cash equivalents *(Refer to Note 2.9)*	8,191	–	–	–	–	8,191	8,191
Investments *(Refer to Note 2.5)*							
Preference securities, equity securities and others	–	–	84	206	–	290	290
Tax-free bonds and government bonds	1,745	–	–	–	–	1,745	1,959 [1]
Liquid mutual fund units	–	–	1,913	–	–	1,913	1,913
Target maturity fund units	–	–	431	–	–	431	431
Commercial papers	–	–	–	–	4,507	4,507	4,507
Certificates of deposit	–	–	–	–	2,945	2,945	2,945
Non-convertible debentures	–	–	–	–	3,954	3,954	3,954
Government securities	–	–	–	–	6,893	6,893	6,893
Trade receivables *(Refer to Note 2.8)*	25,152	–	–	–	–	25,152	25,152
Loans *(Refer to Note 2.6)*	242	–	–	–	–	242	242
Other financial assets *(Refer to Note 2.7)* [3]	11,804	–	58	–	23	11,885	11,801 [2]
Total	**47,134**	**–**	**2,486**	**206**	**18,322**	**68,148**	**68,278**
Liabilities:							
Trade payables *(Refer to Note 2.14)*	2,493	–	–	–	–	2,493	2,493
Lease liabilities *(Refer to Note 2.3)*	3,766	–	–	–	–	3,766	3,766
Other financial liabilities *(Refer to Note 2.13)*	11,569	–	20	–	1	11,590	11,590
Total	**17,828**	**–**	**20**	**–**	**1**	**17,849**	**17,849**

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹84 crore

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2023 were as follows:

(In ₹ crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets:							
Cash and cash equivalents *(Refer to Note 2.9)*	6,534	–	–	–	–	6,534	6,534
Investments *(Refer to Note 2.5)*							
Preference securities, equity securities and others	–	–	82	196	–	278	278
Tax-free bonds and government bonds	1,906	–	–	–	–	1,906	2,134 [(1)]
Target maturity fund units	–	–	402	–	–	402	402
Liquid mutual fund units	–	–	260	–	–	260	260
Commercial papers	–	–	–	–	420	420	420
Certificates of deposit	–	–	–	–	2,765	2,765	2,765
Non-convertible debentures	–	–	–	–	3,366	3,366	3,366
Government securities	–	–	–	–	6,856	6,856	6,856
Trade receivables *(Refer to Note 2.8)*	20,773	–	–	–	–	20,773	20,773
Loans *(Refer to Note 2.6)*	330	–	–	–	–	330	330
Other financial assets *(Refer to Note 2.7)*[(3)]	10,350	–	47	–	32	10,429	10,345 [(2)]
Total	**39,893**	**–**	**791**	**196**	**13,439**	**54,319**	**54,463**
Liabilities:							
Trade payables *(Refer to Note 2.14)*	2,426	–	–	–	–	2,426	2,426
Lease liabilities *(Refer to Note 2.3)*	4,266	–	–	–	–	4,266	4,266
Other financial liabilities *(Refer to Note 2.13)*	11,989	–	42	–	14	12,045	12,045
Total	**18,681**	**–**	**42**	**–**	**14**	**18,737**	**18,737**

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹84 crore

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2024 is as follows:

(In ₹ crore)

Particulars	As at March 31, 2024	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments *(Refer to Note 2.5)*				
Investments in tax-free bonds	1,944	1,944	–	–
Investments in government bonds	15	15	–	–
Investments in liquid mutual fund units	1,913	1,913	–	–
Investments in target maturity fund units	431	431	–	–
Investments in certificates of deposit	2,945	–	2,945	–
Investments in commercial papers	4,507	–	4,507	–
Investments in non-convertible debentures	3,954	3,697	257	–
Investments in government securities	6,893	6,820	73	–
Investments in equity securities	115	113	–	2
Investments in preference securities	91	–	–	91
Other investments	84	–	–	84
Others				
Derivative financial instruments – gain on outstanding foreign exchange forward and option contracts *(Refer to Note 2.7)*	81	–	81	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign exchange forward and option contracts *(Refer to Note 2.13)*	21	–	21	–

During the year ended March 31, 2024, tax-free bonds and non-convertible debentures of ₹1,986 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further, state government securities of ₹73 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 was as follows:

(In ₹ crore)

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments *(Refer to Note 2.5)*				
Investments in tax-free bonds	2,120	1,331	789	–
Investments in target maturity fund units	402	402	–	–
Investments in government bonds	14	14	–	–
Investments in liquid mutual fund units	260	260	–	–
Investments in certificates of deposit	2,765	–	2,765	–
Investments in commercial papers	420	–	420	–
Investments in non-convertible debentures	3,366	1,364	2,002	–
Investments in government securities	6,856	6,856	–	–
Investments in equity securities	3	–	–	3
Investments in preference securities	193	–	–	193

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Other investments	82	–	–	82
Others				
Derivative financial instruments – gain on outstanding foreign exchange forward and option contracts *(Refer to Note 2.7)*	79	–	79	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign exchange forward and option contracts *(Refer to Note 2.13)*	56	–	56	–

During the year ended March 31, 2023, tax-free bonds and government securities of ₹383 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further, non-convertible debentures of ₹1,611 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Company invests after considering counterparty risks based on multiple criteria, including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks – market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The analysis of foreign currency risk from financial assets and liabilities as at March 31, 2024 is as follows:

(In ₹ crore)

Particulars	US Dollar	Euro	United Kingdom Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	23,447	6,929	1,940	1,463	2,575	36,354
Net financial liabilities	(9,918)	(1,911)	(663)	(798)	(1,112)	(14,402)
Total	**13,529**	**5,018**	**1,277**	**665**	**1,463**	**21,952**

The analysis of foreign currency risk from financial assets and liabilities as at March 31, 2023 was as follows:

(In ₹ crore)

Particulars	US Dollar	Euro	United Kingdom Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	18,436	5,442	1,612	1,765	2,278	29,533
Net financial liabilities	(10,017)	(1,898)	(682)	(926)	(1,082)	(14,605)
Total	**8,419**	**3,544**	**930**	**839**	**1,196**	**14,928**

Sensitivity analysis between Indian Rupee and US Dollar

Particulars	Year ended March 31,	
	2024	2023
Impact on the Company's incremental operating margins	0.46%	0.47%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows :

Particulars	As at March 31,			
	2024		2023	
	In million	In ₹ crore	In million	In ₹ crore
Derivatives designated as cash flow hedges				
Forward contracts				
In Euro	30	270	–	–
Option contracts				
In Euro	236	2,121	325	2,907
In Australian Dollar	106	573	140	770
In United Kingdom Pound Sterling	35	368	55	559
Other derivatives				
Forward contracts				
In US Dollar	1,223	10,203	1,486	12,209
In Euro	554	4,975	266	2,382
In Singapore Dollar	171	1,046	45	278
In United Kingdom Pound Sterling	78	818	76	775
In Swiss Franc	16	150	–	–
In New Zealand Dollar	30	149	30	154
In Danish Krone	100	121	–	–
In Norwegian Krone	130	100	100	79
In Canadian Dollar	15	92	–	–
In Australian Dollar	14	75	10	55
In Hungarian Forint	2,500	57	–	–
In Chinese Yuan	43	49	–	–
In South African rand	85	37	85	39

Particulars	As at March 31,			
	2024		2023	
	In million	In ₹ crore	In million	In ₹ crore
Option contracts				
In Australian Dollar	20	111	30	165
In Euro	100	897	160	1,431
In United Kingdom Pound Sterling	–	–	15	153
In US Dollar	543	4,527	300	2,465
Total forwards and option contracts		**26,739**		**24,421**

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Not later than one month	9,581	10,972
Later than one month and not later than three months	15,181	10,122
Later than three months and not later than one year	1,977	3,327
Total	**26,739**	**24,421**

During the year ended March 31, 2024 and March 31, 2023, the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2024 are expected to occur and reclassified to Statement of Profit and Loss within three months.

The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the year ended March 31, 2024 and March 31, 2023 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Gain / (Loss)		
Balance at the beginning of the year	(5)	2
Gain / (Loss) recognized in other comprehensive income during the year	8	90
Amount reclassified to profit and loss during the year	7	(99)
Tax impact on above	(4)	2
Balance at the end of the year	**6**	**(5)**

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In ₹ crore)

Particulars	As at March 31, 2024		As at March 31, 2023	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	93	(33)	103	(80)
Amount set off	(12)	12	(24)	24
Net amount presented in Balance Sheet	**81**	**(21)**	**79**	**(56)**

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹25,152 crore and ₹20,773 crore as at March 31, 2024 and March 31, 2023, respectively and unbilled revenue amounting to ₹10,814 crore and ₹12,384 crore as at March 31, 2024 and March 31, 2023, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue from customers majorly located in the United States of America and Europe. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of the customers to which the Company grants credit terms in the normal course of business. The Company uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from top five customers and top ten customers are as follows:

(In %)

Particulars	Year ended March 31,	
	2024	2023
Revenue from top five customers	11.6	11.3
Revenue from top ten customers	18.9	19.6

Credit risk exposure

The Company's credit period generally ranges from 30-75 days.

The allowance for lifetime expected credit loss on customer balances recognized for the year ended March 31, 2024 and March 31, 2023 is ₹108 crore and ₹139 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Balance at the beginning	699	673
Impairment loss recognized / (reversed), net	108	139
Amounts written off	(93)	(145)
Translation differences	7	32
Balance at the end	**721**	**699**

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit risk on cash and cash equivalents is limited as the Company generally invest in deposits with banks with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Company has considered the latest available credit ratings as at the date of approval of these financial statements.

The investments of the Company primarily include investment in liquid mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial paper, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi government organizations. The Company invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time.

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2024, the Company had a working capital of ₹43,866 crore including cash and cash equivalents of ₹8,191 crore and current investments of ₹11,306 crore. As at March 31, 2023, the Company had a working capital of ₹24,640 crore including cash and cash equivalents of ₹6,534 crore and current investments of ₹4,476 crore.

As at March 31, 2024 and March 31, 2023, the outstanding compensated absences were ₹2,159 crore and ₹1,969 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2024 are as follows:

(In ₹ crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,493	–	–	–	2,493
Other financial liabilities on an undiscounted basis *(Refer to Note 2.13)*	9,697	1,240	567	67	11,571

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2023 were as follows:

(In ₹ crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,426	–	–	–	2,426
Other financial liabilities on an undiscounted basis *(Refer to Note 2.13)*	10,752	965	264	13	11,994

2.12 Equity

Accounting policy

Ordinary shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with Section 69 of the Indian Companies Act, 2013, the Company creates a capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled, share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone (SEZ) Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Section 10AA (1)(ii) of Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income-tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1 Equity share capital

(In ₹ crore, except as otherwise stated)

Particulars	Year ended March 31,	
	2024	2023
Authorized		
Equity shares, ₹5 par value		
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, subscribed and paid-up		
Equity shares, ₹5 par value [(1)]	2,075	2,074
415,08,67,464 (414,85,60,044) equity shares fully paid-up		
	2,075	**2,074**

(1) Refer to Note 2.22 for details of basic and diluted shares

Forfeited shares amounted to ₹1,500 (₹1,500)

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2024:

Buyback

In the period of five years immediately preceding March 31, 2024, the Company had purchased and extinguished a total of 21,41,00,951 fully paid-up equity shares of face value ₹5 each from the stock exchange. The Company has only one class of equity shares.

Capital Allocation Policy

Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback / special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes

Buyback completed in February 2023

In line with the Capital Allocation Policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period, the Company had purchased and extinguished a total of 6,04,26,348 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,539.06 per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created a capital redemption reserve of ₹30 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2024, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.12.2 Shareholding of promoter

The details of the shares held by promoters as at March 31, 2024 are as follows:

Promoter name	No. of shares	% of total shares	% change during the year
Sudha Gopalakrishnan	9,53,57,000	2.30	–
Rohan Murty	6,08,12,892	1.47	–
S. Gopalakrishnan	3,18,53,808	0.77	(23.89)
Nandan M. Nilekani	4,07,83,162	0.98	–
Akshata Murty	3,89,57,096	0.94	–
Asha Dinesh	3,85,79,304	0.93	–
Sudha N. Murty	3,45,50,626	0.83	–
Rohini Nilekani	3,43,35,092	0.83	–
Dinesh Krishnaswamy	3,24,79,590	0.78	–
Shreyas Shibulal	2,13,23,515	0.51	(10.04)
N. R. Narayana Murthy	1,51,45,638	0.36	(9.01)
Nihar Nilekani	1,26,77,752	0.31	–
Janhavi Nilekani	85,89,721	0.21	–
Kumari Shibulal	49,45,935	0.12	(5.77)
Deeksha Dinesh	76,46,684	0.18	–
Divya Dinesh	76,46,684	0.18	–
Meghana Gopalakrishnan	1,48,34,928	0.36	206.83
Shruti Shibulal	27,37,538	0.07	–
S. D. Shibulal	52,08,673	0.13	(10.42)
Ekagrah Rohan Murty	15,00,000	0.04	100.00
Promoters Group			
Gaurav Manchanda	1,25,24,106	0.30	(8.82)
Milan Shibulal Manchanda	65,13,389	0.16	(6.52)

Promoter name	No. of shares	% of total shares	% change during the year
Nikita Shibulal Manchanda	65,13,389	0.16	(6.52)
Bhairavi Madhusudhan Shibulal	60,21,716	0.15	(9.84)
Shray Chandra	7,19,424	0.02	–
Tanush Nilekani Chandra	33,56,017	0.08	–

2.12.3 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

(In ₹)

Particulars	Year ended March 31,	
	2024	2023
Final dividend for fiscal 2022	–	16.00
Interim dividend for fiscal 2023	–	16.50
Final dividend for fiscal 2023	17.50	–
Interim dividend for fiscal 2024	18.00	–

During the year ended March 31, 2024, on account of the final dividend for fiscal 2023 and interim dividend for fiscal 2024, the Company has incurred a net cash outflow of ₹14,733 crore.

The Board of Directors, in its meeting held on April 18, 2024, recommended a final dividend of ₹20 per equity share for the financial year ended March 31, 2024 and a special dividend of ₹8 per equity share. The payment is subject to the approval of shareholders in the AGM of the Company to be held on June 26, 2024 and if approved, would result in a net cash outflow of approximately ₹11,622 crore.

The details of shareholders holding more than 5% shares as at March 31, 2024 and March 31, 2023 are as follows:

Name of the shareholder	As at March 31, 2024		As at March 31, 2023	
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	44,24,17,564	10.66	50,57,90,851	12.19
Life Insurance Corporation of India	38,59,52,941	9.30	29,82,44,977	7.19

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2024 and March 31, 2023 is as follows:

(In ₹ crore, except as stated otherwise)

Name of the shareholder	As at March 31, 2024		As at March 31, 2023	
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	**414,85,60,044**	**2,074**	**420,67,38,641**	**2,103**
Add: Shares issued on exercise of employee stock options	23,07,420	1	22,47,751	1
Less: Shares bought back	–	–	6,04,26,348	30
As at the end of the period	**415,08,67,464**	**2,075**	**414,85,60,044**	**2,074**

2.12.4 Employee Stock Option Plan (ESOP)

Accounting policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the Statement of Profit and Loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of

defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (these include 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of four years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity-settled and cash-settled RSUs and stock options would vest generally over a period of four years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,09,16,829 shares and 1,21,72,119 shares as at March 31, 2024 and March 31, 2023, respectively under the 2015 Plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2024 and March 31, 2023.

The summary of grants made during year ended March 31, 2024 and March 31, 2023 is as follows:

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2024	2023	2024	2023
Equity-settled RSUs				
Key Management Personnel (KMP)	1,41,171	2,10,643	4,98,730	3,67,479
Employees other than KMP	40,46,731	37,04,014	46,40,640	17,84,975
	41,87,902	**39,14,657**	**51,39,370**	**21,52,454**
Cash-settled RSUs				
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	–	–	1,76,990	92,400
	–	–	**1,76,990**	**92,400**
Total grants	**41,87,902**	**39,14,657**	**53,16,360**	**22,44,854**

Notes on grants to KMP:

CEO & MD

Under the 2015 Plan

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the following grants for fiscal 2024. In accordance with such approval, the following grants were made effective May 2, 2023:

- 2,72,026 performance-based RSUs (annual performance equity grant) of fair value of ₹34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.
- 15,656 performance-based grant of RSUs (annual performance equity ESG grant) of fair value of ₹2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.
- 39,140 performance-based grant of RSUs (annual performance equity TSR grant) of fair value of ₹5 crore . These RSUs will vest in line with the employment agreement based on Company's performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3 crore, which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,104 RSUs was made effective February 1, 2024 for fiscal 2024.

Though the annual time-based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2024, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, *Share-based payments*. The grant date for this purpose in accordance with Ind AS 102, *Share-based payments* is July 1, 2022.

Under the 2019 Plan

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved a performance-based grant of RSUs amounting to ₹10 crore for fiscal 2024 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 78,281 performance-based RSUs were granted effective May 2, 2023.

Other KMP

Under the 2015 Plan

During the year ended March 31, 2024, based on recommendations of Nomination and Remuneration Committee, the Board approved 1,47,030 time-based RSUs and 6,774 performance-based RSUs to other KMP under the 2015 Plan. Time-based RSUs will vest over three to four years and performance-based RSUs will vest over three years based on certain performance targets.

Under the 2019 Plan

During the year ended March 31, 2024, based on recommendations of Nomination and Remuneration Committee, the Board approved performance-based grants of 62,890 RSUs to other KMPs under the 2019 Plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Granted to:		
KMP*	68	49
Employees other than KMP	507	411
Total (1)	**575**	**460**
(1) Cash-settled stock compensation expense included in the above	5	1

* Includes reversal of employee stock compensation expense on account of resignation / retirement of key managerial personnel.

The activity in the 2015 and 2019 Plan for equity-settled, share-based payment transactions during the year ended March 31, 2024 and March 31, 2023 is as follows:

Particulars	Year ended March 31, 2024		Year ended March 31, 2023	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: RSUs				
Outstanding at the beginning	54,08,018	5.00	62,32,975	4.82
Granted	51,39,370	5.00	21,52,454	5.00
Exercised	18,15,025	5.00	21,05,904	4.50
Forfeited and expired	6,56,305	5.00	8,71,507	4.93
Outstanding at the end	**80,76,058**	**5.00**	**54,08,018**	**5.00**
Exercisable at the end	8,31,050	4.98	7,87,976	4.97
2015 Plan: Employee Stock Options (ESOPs)				
Outstanding at the beginning	1,34,030	529	7,00,844	557
Granted	–	–	–	–
Exercised	51,980	499	5,66,814	596
Forfeited and expired	–	–	–	–
Outstanding at the end	**82,050**	**551**	**1,34,030**	**529**
Exercisable at the end	82,050	551	1,34,030	529
2019 Plan: RSUs				
Outstanding at the beginning	72,22,038	5.00	49,58,938	5.00
Granted	41,87,902	5.00	39,14,657	5.00
Exercised	16,95,705	5.00	11,28,626	5.00
Forfeited and expired	16,90,380	5.00	5,22,931	5.00
Outstanding at the end	**80,23,855**	**5.00**	**72,22,038**	**5.00**
Exercisable at the end	8,14,798	5.00	13,52,150	5.00

The weighted average share price of option exercised is as follows:

(In ₹)

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2024	2023	2024	2023
Weighted average share price of options exercised	1,352	1,485	1,414	1,515

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2024 is as follows:

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0-5 (RSU)	80,23,855	1.42	5.00	80,76,058	1.77	5.00
450-640 (ESOP)	–	–	–	82,050	1.10	551

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2023 was as follows:

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0-5 (RSU)	72,22,038	1.33	5.00	54,08,018	1.49	5.00
450-630 (ESOP)	–	–	–	1,34,030	1.77	529

As at March 31, 2024 and March 31, 2023, 2,91,795 and 2,24,924 cash-settled options were outstanding, respectively. The carrying value of liability towards cash-settled, share-based payments was ₹13 crore and ₹4 crore as at March 31, 2024 and March 31, 2023, respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR-based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative Company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in			
	Fiscal 2024 – Equity shares – RSU	Fiscal 2024 – ADS – RSU	Fiscal 2023 – Equity shares – RSU	Fiscal 2023 – ADS – RSU
Weighted average share price (₹) / ($ ADS)	1,588	19.19	1,525	18.08
Exercise price (₹) / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-31	25-33	23-32	27-34
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	7	4-5	5-7	2-5
Weighted average fair value as on grant date (₹) / ($ ADS)	1,317	16.27	1,210	13.69

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP.

2.13 Other financial liabilities

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Non-current		
Others		
Compensated absences	81	76
Accrued compensation to employees [(1)]	7	5
Accrued expenses [(1)]	1,779	1,184
Other payables [(1)(6)]	74	52
Total non-current other financial liabilities	**1,941**	**1,317**
Current		
Unpaid dividends [(1)]	37	37
Others		
Accrued compensation to employees [(1)]	3,336	3,072
Accrued expenses [(1)(4)]	5,134	4,430
Capital creditors [(1)]	269	652
Compensated absences	2,078	1,893
Other payables [(1)(5)(6)]	933	2,557
Foreign currency forward and options contracts [(2)(3)]	21	56
Total current other financial liabilities	**11,808**	**12,697**
Total other financial liabilities	**13,749**	**14,014**
[(1)] Financial liability carried at amortized cost	11,569	11,989
[(2)] Financial liability carried at fair value through profit or loss	20	42
[(3)] Financial liability carried at fair value through other comprehensive income	1	14
[(4)] Includes dues to subsidiaries	29	30
[(5)] Includes dues to subsidiaries	405	422

[(6)] Deferred contract cost includes technology assets taken over by the Company from a customer as a part of transformation project, which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115, *Revenue from Contract with Customers*. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Company has entered into financing arrangements with a third-party for these assets. As at March 31, 2024 and March 31, 2023, the financial liability pertaining to such arrangements amounts to ₹58 crore and ₹114 crore, respectively (Refer to Note 2.10).

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third-party software and hardware.

2.14 Trade payables

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Outstanding dues of micro enterprises and small enterprises	92	97
Outstanding dues of creditors other than micro enterprises and small enterprises[(1)]	2,401	2,329
Total trade payables	**2,493**	**2,426**
[(1)] Includes dues to subsidiaries	778	653

The information as required to be disclosed pursuant under the Micro, Small and Medium Enterprises Development Act, 2006 (MSMED Act, 2006) has been determined to the extent such parties have been identified on the basis of information available with the Company.

(In ₹ crore)

Particulars	As at March 31, 2024	As at March 31, 2023
Amount remaining unpaid :		
Principal	92	97
Interest	–	–
Interest paid by the Company under MSMED Act, 2006 along with the amounts of the payment made to the supplier beyond the appointed day	6	33
Interest due and payable for the period of delay in making payment (which has been paid but beyond the appointed day during the year) but without adding the interest specified under the MSMED Act, 2006);	–	–
Interest accrued and remaining unpaid at the end of the year	–	–
Interest remaining due and payable (pertaining to prior years), until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under Section 23 of MSMED Act 2006.	–	–

The trade payables ageing schedule for the year ended March 31, 2024 and March 31, 2023 is as follows:

(In ₹ crore)

Particulars	Not due	Outstanding for following periods from due date of payment				Total
		Less than 1 year	1-2 years	2-3 years	More than 3 years	
Outstanding dues to MSME	92	–	–	–	–	92
	97	–	–	–	–	97
Others	2,039	362	–	–	–	2,401
	1,943	386	–	–	–	2,329
Total trade payables	**2,131**	**362**	–	–	–	**2,493**
	2,040	**386**	–	–	–	**2,426**

Relationship with struck off companies

There are no transactions with struck off companies for the year ending March 31, 2024 and March 31, 2023.

2.15 Other liabilities

(In ₹ crore)

Particulars	As at March 31, 2024	As at March 31, 2023
Non-current		
Accrued defined benefit liability	123	412
Others	27	2
Total non-current other liabilities	**150**	**414**
Current		
Accrued defined benefit liability	2	2

Particulars	As at March 31, 2024	As at March 31, 2023
Unearned revenue	5,698	5,491
Others		
Withholding taxes and others	1,974	2,088
Others	7	28
Total current other liabilities	**7,681**	**7,609**
Total other liabilities	**7,831**	**8,023**

2.16 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Company provides its clients with a fixed-period post-sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Current		
Others		
Post-sales client support and other provisions	1,464	1,163
Total provisions	**1,464**	**1,163**

The movement in the provision for post-sales client support is as follows:

(In ₹ crore)

Particulars	As at March 31, 2024
Balance at the beginning	**1,163**
Provision recognized / (reversed)	689
Provision utilized	(396)
Translation difference	8
Balance at the end	**1,464**

Provision for post-sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of one year.

2.17 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Statement of Profit and Loss comprises:

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Current taxes	7,306	8,167
Deferred taxes	1,413	208
Income tax expense	**8,719**	**8,375**

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Profit before income taxes	35,953	31,643
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	12,564	11,057
Tax effect due to non-taxable income for Indian tax purposes	(3,009)	(2,916)
Overseas taxes	1,081	1,028
Tax provision (reversals)	(913)	(116)
Effect of exempt non-operating income	(1,086)	(563)
Effect of non-deductible expenses	135	144
Effect of differential tax rates	(189)	–
Others	136	(259)
Income tax expense	**8,719**	**8,375**

The applicable Indian corporate statutory tax rate for the year ended March 31, 2024 and March 31, 2023 is 34.94%.

Income tax expense for the year ended March 31, 2024 and March 31, 2023 includes reversal (net of provisions) of ₹913 crore and ₹116 crore, respectively. These reversals pertaining to prior periods is primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ended March 31, 2024, the Company received orders under Sections 250 and 254 of the Income-tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of ₹1,933 crore was recognized and provision for income tax aggregating ₹525 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to ₹1,628 crore has been reduced from contingent liabilities.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units, which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961. (Refer to Special Economic Zone Re-investment reserve under Note 2.12 Equity).

Deferred income tax for the year ended March 31, 2024 and March 31, 2023 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2024, Infosys' US branch net assets amounted to approximately ₹7,844 crore. As at March 31, 2024, the Company has a deferred tax liability for branch profit tax of ₹269 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹10,776 crore and ₹10,948 crore as at March 31, 2024 and March 31, 2023, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Company majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax-free manner.

Deferred income tax assets have not been recognized on accumulated losses of ₹1,358 crore each as at March 31, 2024 and March 31, 2023, respectively as it is probable that future taxable profit will not be available against which the unused tax losses can be utilized in the foreseeable future. Majority of the accumulated losses as at March 31, 2023 will expire between financial years 2028 to 2030.

The details of income tax assets and income tax liabilities as at March 31, 2024 and March 31, 2023 are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Income tax assets	8,912	5,916
Current income tax liabilities	2,962	2,834
Net current income tax assets / (liabilities) at the end	**5,950**	**3,082**

The gross movement in the current income tax assets / (liabilities) for the year ended March 31, 2024 and March 31, 2023 is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Net current income tax assets / (liabilities) at the beginning	**3,082**	**3,406**
Income tax paid	8,235	7,807
Interest on income tax refund	1,934	–
Current income tax expense	(7,306)	(8,167)
Income tax benefit arising on exercise of stock options	3	51
Income tax on other comprehensive income	2	(22)
Tax impact on buyback expenses	–	9
Impact on account of Ind AS 37 adoption	–	(2)
Net current income tax assets / (liabilities) at the end	**5,950**	**3,082**

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Carrying value as of April 1, 2023	Changes through profit and loss	Changes through OCI	Impact on account of Ind AS 37 adoption	Translation difference	Carrying value as of March 31, 2024
Deferred income tax assets / (liabilities)						
Property, plant and equipment	211	69	–	–	–	280
Lease liabilities	199	(26)	–	–	–	173
Trade receivables	211	(30)	–	–	–	181
Compensated absences	501	41	–	–	–	542
Post-sales client support	188	(169)	–	–	–	19
Derivative financial instruments	–	(7)	(4)	–	–	(11)
Credits related to branch profits	718	84	–	–	9	811
Intangibles through business transfer	2	(1)	–	–	–	1
Branch profit tax	(866)	(202)	–	–	(12)	(1,080)
SEZ re-investment reserve	(1,329)	(610)	–	–	–	(1,939)
Interest receivable on income tax refund	–	(487)	–	–	–	(487)
Others	78	(75)	(4)	–	2	1
Total deferred income tax assets / (liabilities)	**(87)**	**(1,413)**	**(8)**	**–**	**(1)**	**(1,509)**

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2023 was as follows:

(In ₹ crore)

Particulars	Carrying value as of April 1, 2022	Changes through profit and loss	Changes through OCI	Impact on account of Ind AS 37 adoption	Translation difference	Carrying value as of March 31, 2023
Deferred income tax assets / (liabilities)						
Property, plant and equipment	189	22	–	–	–	211
Lease liabilities	163	36	–	–	–	199
Trade receivables	169	42	–	–	–	211
Compensated absences	466	35	–	–	–	501
Post-sales client support	118	68	–	2	–	188
Derivative financial instruments	(24)	22	2	–	–	–
Credits related to branch profits	676	(13)	–	–	55	718
Intangibles through business transfer	(4)	6	–	–	–	2
Branch profit tax	(834)	35	–	–	(67)	(866)
SEZ re-investment reserve	(830)	(499)	–	–	–	(1,329)
Others	40	38	–	–	–	78
Total deferred income tax assets / (liabilities)	**129**	**(208)**	**2**	**2**	**(12)**	**(87)**

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In ₹ crore)

Particulars	As at March 31, 2024	2023
Deferred income tax assets after set off	–	779
Deferred income tax liabilities after set off	(1,509)	(866)

In assessing the reliability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company's Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company's best estimate determined based on the expected value method.

2.18 Revenue from operations

Accounting policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company's core and digital offerings (together called as "software-related services"). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services ("performance obligations") to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services ("transaction price"). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company's contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work-based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone-based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and

creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2024 and March 31, 2023 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Revenue from software services	1,28,637	1,23,755
Revenue from products and platforms	296	259
Total revenue from operations	**1,28,933**	**1,24,014**

Products and platforms

The Company derives revenues from the sale of products and platforms, including Infosys Applied AI, which applies next-generation AI and machine learning.

The percentage of revenue from fixed-price contracts for the year ended March 31, 2024 and March 31, 2023 is 56% and 55%, respectively.

Trade receivables and contract balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company's Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company's receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed-price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed-price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed-price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

During the year ended March 31, 2024 and March 31, 2023, the Company recognized revenue of ₹4,189 crore and ₹4,391 crore arising from opening unearned revenue as of April 1, 2023 and April 1, 2022, respectively.

During the year ended March 31, 2024 and March 31, 2023, ₹6,396 crore and ₹5,378 crore of unbilled revenue pertaining to other fixed-price and fixed-time frame contracts as of April 1, 2023 and April 1, 2022, respectively has been reclassified to trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time-and-material and unit of work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2024, other than those meeting the exclusion criteria mentioned above, is ₹80,334 crore. Out of this, the Company expects to recognize revenue of around 53.7% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2023 was ₹70,680 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 Other income, net

2.19.1 Other income

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain / loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.19.2 Foreign currency

Accounting policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2024 and March 31, 2023 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Interest income on financial assets carried at amortized cost		
Tax-free bonds and government bonds	131	148
Deposit with bank and others	665	567
Interest income on financial assets carried at fair value through other comprehensive income		
Non-convertible debentures, commercial papers, certificates of deposit and government securities	898	850
Income on investments carried at fair value through other comprehensive income	–	1
Income on investments carried at fair value through profit or loss		
Gain / (Loss) on liquid mutual funds and other investments	224	142
Interest on income tax refund	1,936	–
Dividend received from subsidiary	2,976	1,463
Exchange gains / (losses) on foreign currency forward and options contracts	111	(531)
Exchange gains / (losses) on translation of other assets and liabilities	214	960
Miscellaneous income, net	262	259
Total other income	**7,417**	**3,859**

2.20 Expenses

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Employee benefit expenses		
Salaries including bonus	62,383	60,194
Contribution to provident and other funds	1,972	1,914
Share-based payments to employees *(Refer to Note 2.12)*	575	460
Staff welfare	209	196
	65,139	62,764

Particulars	Year ended March 31,	
	2024	2023
Cost of software packages and others		
For own use	1,635	1,454
Third-party items bought for service delivery to clients	5,256	3,760
	6,891	5,214
Other expenses		
Power and fuel	172	155
Brand and Marketing	851	756
Short-term leases	16	22
Rates and taxes	248	217
Repairs and maintenance	953	922
Consumables	23	23
Insurance	172	140
Provision for post-sales client support and others	77	121
Commission to non-whole time directors	16	15
Impairment loss recognized / (reversed) under expected credit loss model	130	183
Auditor's remuneration		
Statutory audit fees	8	7
Tax matters	–	–
Other services	–	–
Contributions towards Corporate Social Responsibility	492	437
Others	430	283
	3,588	**3,281**

2.21 Employee benefits

Accounting policy

2.21.1 Gratuity and pensions

The Company provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible Indian employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust ("the Trust"). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third-party fund managers. The plans provide for periodic payouts after retirement and / or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions, which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.21.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The Trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.21.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions, which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.21.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

a. Gratuity and pension

The details of the defined benefit retirement plans and the amounts recognized in the *Standalone financial statements* as at March 31, 2024 and March 31, 2023 are as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	As at March 31,		As at March 31,	
	2024	2023	2024	2023
Change in benefit obligations				
Benefit obligations at the beginning	1,524	1,467	591	610
Service cost	280	249	30	23
Interest expense	104	88	11	3
Past service cost – plan amendments	–	1	(28)	–
Transfer	32	3	–	–
Remeasurements – Actuarial (gains) / losses	22	(65)	18	(76)
Employee contribution	–	–	23	18
Benefits paid	(132)	(233)	29	(45)
Translation difference	–	14	12	58
Benefit obligations at the end	**1,830**	**1,524**	**686**	**591**
Change in plan assets				
Fair value of plan assets at the beginning	1,516	1,477	537	534
Interest income	110	91	10	2
Transfer	3	4	–	–
Remeasurements – Return on plan assets excluding amounts included in interest income	15	20	11	(46)
Employee contribution	–	–	23	18
Employer contribution	303	155	29	22
Benefits paid	(130)	(231)	29	(45)
Translation difference	–	–	11	52
Fair value of plan assets at the end	**1,817**	**1,516**	**650**	**537**
Funded status	**(13)**	**(8)**	**(36)**	**(54)**
Defined benefit plan asset *(Refer to Note 2.10)*	9	9	–	–
Defined benefit plan liability	(22)	(17)	(36)	(54)

The amounts for the year ended March 31, 2024 and March 31, 2023 recognized in the Statement of Profit and Loss under employee benefit expense are as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2024	2023	2024	2023
Service cost	280	249	30	23
Net interest on the net defined benefit liability / asset	(6)	(3)	1	1
Plan amendments	–	1	(28)	–
Net cost	**274**	**247**	**3**	**24**

The amounts for the year ended March 31, 2024 and March 31, 2023 recognized in the statement of other comprehensive income are as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2024	2023	2024	2023
Remeasurements of the net defined benefit liability / (asset)				
Actuarial (gains) / losses	22	(65)	18	(76)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(15)	(20)	(11)	46
	7	**(85)**	**7**	**(30)**

The break-up of actuarial (gains) / losses for the year ended March 31, 2024 and March 31, 2023 is as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2024	2023	2024	2023
(Gain) / loss from change in demographic assumptions	–	–	–	–
(Gain) / loss from change in financial assumptions	9	(54)	16	(82)
(Gain) / loss from change in experience assumptions	13	(11)	2	6
	22	**(65)**	**18**	**(76)**

The weighted-average assumptions used to determine benefit obligations as at March 31, 2024 and March 31, 2023 are as follows:

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2024	2023	2024	2023
Discount rate (in %)[(1)]	7.0	7.1	1.5 - 3.4	1.8 - 3.4
Weighted average rate of increase in compensation levels (in %) [(2)]	6.0	6.0	1 - 3	1 - 3
Weighted average duration of defined benefit obligation [(3)]	5.8 years	5.9 years	12 years	12 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2024 and March 31, 2023 are as follows:

(In %)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2024	2023	2024	2023
Discount rate	7.1	6.5	1.8 - 3.2	0.4 - 1.3
Weighted average rate of increase in compensation levels	6.0	6.0	1-3	1-3

(1) For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

(2) The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company's past compensation revision trends, inflation in respective markets and management's estimate of future salary increases.

(3) Attrition rate considered is the Management's estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Company assesses all the above assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investment are diversified and provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurement) of the gratuity plan for the year ended March 31, 2024 and March 31, 2023 were ₹125 crore and ₹111 crore, respectively and for the pension plan were ₹21 crore and (₹44) crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The details of major plan assets into various categories as at March 31, 2024 and March 31, 2023 are as follows:

(In %)

Particulars	Pension	
	As at March 31,	
	2024	2023
Equity	34	34
Bonds	32	32
Real estate / property	26	26
Cash and cash equivalents	1	1
Other	7	7

These defined benefit plans expose the Company to actuarial risk which are set out below:

Interest rate risk: The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.

Life expectancy and investment risk: The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lump sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don't achieve the investment return implied by these conversion rates.

Asset volatility: A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members' account balances.

The sensitivity of significant assumptions used for valuation of defined benefit obligation is as follows :

(In ₹ crore)

Impact from	As at March 31, 2024	
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	102	28
Weighted average rate of increase in compensation level	93	4

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company expects to contribute ₹300 crore to gratuity and ₹27 crore to pension during the fiscal 2025.

The maturity profile of defined benefit obligation is as follows:

(In ₹ crore)

Particulars	Gratuity	Pension
Within 1 year	244	43
1-2 years	250	44
2-3 years	284	44
3-4 years	365	45
4-5 years	396	45
5-10 years	1,963	217

b. Superannuation

The Company contributed ₹493 crore and ₹468 crore to the Superannuation trust during the year ended March 31, 2024 and March 31, 2023, respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the Trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Company's financial statements as at March 31, 2024 and March 31, 2023 is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Change in benefit obligations		
Benefit obligations at the beginning	10,527	9,304
Service cost	880	814
Employee contribution	1,652	1,689
Interest expense	764	625
Actuarial (gains) / loss	96	(82)
Benefits paid	(2,040)	(1,823)
Benefit obligations at the end	**11,879**	**10,527**
Change in plan assets		
Fair value of plan assets at the beginning	10,184	9,058
Interest income	740	609
Remeasurements – Return on plan assets excluding amounts included in interest income	234	(186)
Employer contribution	1,042	837
Employee contribution	1,652	1,689
Benefits paid	(2,040)	(1,823)
Fair value of plan assets at the end	**11,812**	**10,184**
Net liability	(67)	(343)

Amount for the year ended March 31, 2024 and March 31, 2023 recognized in the statement of other comprehensive income is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Service cost	880	814
Net interest on the net defined benefit liability / asset	24	16
Net providend fund cost	**904**	**830**

Amount for the year ended March 31, 2024 and March 31, 2023 recognized in the statement of other comprehensive income is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	96	(82)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(234)	186
	(138)	**104**

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at March 31,	
	2024	2023
Government of India (GoI) bond yield [(1)]	7.00%	7.10%
Expected rate of return on plan assets	8.20%	8.15%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.25%	8.15%

(1) In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2024 and March 31, 2023 is as follows:

(In %)

Particulars	As at March 31,	
	2024	2023
Central and state government bonds	60	60
Public sector undertakings and Private sector bonds	30	33
Others	10	7

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of PF liability exposes the Company to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2024, the defined benefit obligation would be affected by approximately ₹66 crore and ₹110 crore on account of 0.25% increase / decrease in the expected rate of return on plan assets.

The Company contributed ₹1,100 crore and ₹1,053 crore to the provident fund during the year ended March 31, 2024 and March 31, 2023, respectively. The same has been recognized in the net profit in the Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

Employee benefits cost include:

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Salaries and bonus[1]	63,274	60,973
Defined contribution plans	493	468
Defined benefit plans	1,372	1,323
	65,139	**62,764**

[1] Includes employee stock compensation expense of ₹575 crore and ₹460 crore for the year ended March 31, 2024 and March 31, 2023, respectively *(Refer to Note 2.12)*.

2.22 Reconciliation of basic and diluted shares used in computing earnings per equity share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is as follows:

Particulars	Year ended March 31,	
	2024	2023
Basic earnings per equity share – weighted average number of equity shares outstanding	415,00,99,796	419,38,13,881
Effect of dilutive common equivalent shares – share options outstanding	38,94,828	44,20,497
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	**415,39,94,624**	**419,82,34,378**

For the year ended March 31, 2024 and March 31, 2023, there were 47,395 and 271 options to purchase equity shares, which had an anti-dilutive effect.

2.23 Contingent liabilities and commitments

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Contingent liabilities:		
Claims against the Company, not acknowledged as debts[1]	2,649	4,316
[Amount paid to statutory authorities ₹8,283 crore (₹6,115 crore)]		
Commitments:		
Estimated amount of contracts remaining to be executed on capital contracts and not provided for		
(net of advances and deposits)[2]	688	824
Other Commitments*	5	8

* Uncalled capital pertaining to investments

(1) As at March 31, 2024 and March 31, 2023, claims against the Company not acknowledged as debts in respect of income tax matters amounted to ₹2,260 crore and ₹3,953 crore, respectively.

The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income-tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income tax authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to ₹8,273 crore and ₹6,105 crore as at March 31, 2024 and March 31, 2023, respectively.

(2) Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company's management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company's results of operations or financial condition.

2.24 Related party transactions

List of related parties

(In %)

Name of subsidiaries	Country	Holdings as at March 31,	
		2024	2023
Infosys Technologies (China) Co. Limited (Infosys China)[1]	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)[1]	Mexico	100	100
Infosys Technologies (Sweden) AB (Infosys Sweden)[1]	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)[1]	China	100	100
EdgeVerve Systems Limited (EdgeVerve)[1]	India	100	100
Infosys Austria GmbH[1]	Austria	100	100
Skava Systems Private Limited (Skava Systems)[1][22]	India	100	100
Infosys Chile SpA[1]	Chile	100	100
Infosys Arabia Limited[2][22]	Saudi Arabia	70	70
Infosys Consulting Ltda.[1]	Brazil	100	100
Infosys Luxembourg S.a.r.l[1]	Luxembourg	100	100
Infosys Americas Inc. (Infosys Americas)[1][30]	US	–	100
Infosys Consulting S.R.L.[1][19]	Argentina	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2024	2023
Infosys Consulting S.R.L.[1]	Romania	100	100
Infosys Limited Bulgaria EOOD[1]	Bulgaria	100	100
Infosys Turkey Bilgi Teknolojileri Limited Sirketi[1]	Turkey	100	100
Infosys Germany Holding Gmbh[1]	Germany	100	100
Infosys Automotive and Mobility GmbH & Co. KG[1]	Germany	100	100
Infosys Green Forum[1]	India	100	100
Infosys Business Solutions LLC[1]	Qatar	100	100
WongDoody Inc. [1]	US	100	100
Danske IT and Support Services India Private Limited (Danske IT) [1][32]	India	100	–
Infosys Public Services, Inc. USA (Infosys Public Services)[1]	US	100	100
Infosys Public Services Canada Inc. [12][23]	Canada	100	100
Infosys BPM Limited[1]	India	100	100
Infosys BPM UK Limited[3]	UK	100	100
Infosys (Czech Republic) Limited s.r.o.[3]	Czech Republic	100	100
Infosys Poland Sp z.o.o[3]	Poland	100	100
Infosys McCamish Systems LLC[3]	US	100	100
Portland Group Pty Ltd[3]	Australia	100	100
Infosys BPO Americas LLC.[3]	US	100	100
Infosys BPM Canada Inc [3][31][36]	Canada	–	–
Panaya Inc. (Panaya)[1]	US	100	100
Panaya Ltd.[4]	Israel	100	100
Panaya Germany GmbH [4][27]	Germany	100	100
Brilliant Basics Holdings Limited (Brilliant Basics)[1][22]	UK	100	100
Brilliant Basics Limited [5][22]	UK	100	100
Infosys Consulting Holding AG [1]	Switzerland	100	100
Infosys Management Consulting Pty Limited[6]	Australia	100	100
Infosys Consulting AG[6]	Switzerland	100	100
Infosys Consulting GmbH[6]	Germany	100	100
Infosys Consulting SAS[6]	France	100	100
Infy Consulting B.V.[6]	The Netherlands	100	100
Infosys Consulting (Belgium) NV[6]	Belgium	100	100
Infy Consulting Company Ltd[6]	UK	100	100
GuideVision s.r.o.[7]	Czech Republic	100	100
GuideVision Deutschland GmbH[8]	Germany	100	100
GuideVision Suomi Oy[8]	Finland	100	100
GuideVision Magyarország Kft[8]	Hungary	100	100
GuideVision Polska Sp. z.o.o[8]	Poland	100	100
GuideVision UK Ltd[8][22]	UK	100	100
Infosys Nova Holdings LLC. (Infosys Nova)[1]	US	100	100
Outbox systems Inc. dba Simplus (US)[9]	US	100	100
Simplus ANZ Pty Ltd.[10]	Australia	100	100
Simplus Australia Pty Ltd[11]	Australia	100	100
Simplus Philippines, Inc.[10]	Philippines	100	100
Kaleidoscope Animations, Inc.[9]	US	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2024	2023
Kaleidoscope Prototyping LLC[18][34]	US	–	100
Blue Acorn iCi Inc *(formerly Beringer Commerce Inc)*[9]	US	100	100
Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)*[1]	Singapore	100	100
Infosys Financial Services GmbH. *(formerly Panaya GmbH)* [13][29]	Germany	100	100
Infosys South Africa (Pty) Ltd[13]	South Africa	100	100
Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)*[13]	Malaysia	100	100
Infosys Middle East FZ LLC [13]	Dubai	100	100
Infosys Norway [13][28]	Norway	100	100
Infosys Compaz Pte. Ltd [14]	Singapore	60	60
HIPUS Co., Ltd[14]	Japan	81	81
Fluido Oy [13]	Finland	100	100
Fluido Sweden AB [15]	Sweden	100	100
Fluido Norway A/S[15]	Norway	100	100
Fluido Denmark A/S[15]	Denmark	100	100
Fluido Slovakia s.r.o[15]	Slovakia	100	100
Infosys Fluido UK, Ltd.[15]	UK	100	100
Infosys Fluido Ireland, Ltd.[16]	Ireland	100	100
Stater N.V.[14]	The Netherlands	75	75
Stater Nederland B.V.[17]	The Netherlands	75	75
Stater XXL B.V.[17]	The Netherlands	75	75
HypoCasso B.V.[17]	The Netherlands	75	75
Stater Participations B.V.[35]	The Netherlands	–	75
Stater Belgium N.V./S.A.[17][35]	Belgium	75	75
Stater Gmbh[17]	Germany	75	75
Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*[13]	Germany	100	100
WongDoody Gmbh *(formerly known as oddity GmbH)* [20]	Germany	100	100
WongDoody (Shanghai) Co. Limited *(formerly known as oddity (Shanghai) Co., Ltd.)* [21]	China	100	100
WongDoody limited (Taipei) *(formerly known as oddity Limited (Taipei))* [21]	Taiwan	100	100
oddity space GmbH [20][33]	Germany	–	100
oddity jungle GmbH [20][33]	Germany	–	100
oddity code GmbH [20][33]	Germany	–	100
WongDoody d.o.o *(formerly known as oddity code d.o.o)* [21][33]	Serbia	100	100
oddity waves GmbH [20][33]	Germany	–	100
oddity group services GmbH [20][33]	Germany	–	100
BASE life science A/S [13][24]	Denmark	100	100
BASE life science AG [25]	Switzerland	100	100
BASE life science GmbH [25]	Germany	100	100
BASE life science S.A.S [25]	France	100	100
BASE life science Ltd. [25]	UK	100	100
BASE life science S.r.l. [25]	Italy	100	100
Innovisor Inc.[25]	US	100	100
BASE life science Inc.[25]	US	100	100
BASE life science S.L.[25][26]	Spain	100	100

[1] Wholly-owned subsidiary of Infosys Limited

[2] Majority-owned and controlled subsidiary of Infosys Limited

[3] Wholly-owned subsidiary of Infosys BPM Limited

[4] Wholly-owned subsidiary of Panaya Inc.

[5] Wholly-owned subsidiary of Brilliant Basics Holding Limited.

[6] Wholly-owned subsidiary of Infosys Consulting Holding AG

[7] Wholly-owned subsidiary of Infy Consulting Company Limited

[8] Wholly-owned subsidiary of GuideVision s.r.o.

[9] Wholly-owned subsidiary of Infosys Nova Holdings LLC

[10] Wholly-owned subsidiary of Outbox systems Inc. dba Simplus (US)

[11] Wholly-owned subsidiary of Simplus ANZ Pty Ltd

[12] Wholly-owned subsidiary of Infosys Public Services, Inc.

[13] Wholly-owned subsidiary of Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)*

[14] Majority-owned and controlled subsidiary of Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)*

[15] Wholly-owned subsidiary of Fluido Oy

[16] Wholly-owned subsidiary of Infosys Fluido UK, Ltd.

[17] Wholly-owned subsidiary of Stater N.V.

[18] Wholly-owned subsidiary of Kaleidoscope Animations, Inc.

[19] Infosys Consulting S.R.L. (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority-owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022.

[20] On April 20, 2022, Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))* (a wholly-owned subsidiary of Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.))* acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH and WongDoody Gmbh *(formerly known as oddity GmbH).*

[21] Wholly-owned subsidiary of WongDoody Gmbh *(formerly known as oddity GmbH)*

[22] Under liquidation

[23] Incorporated on July 8, 2022

[24] On September 1, 2022, Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)* (a wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S.

[25] Wholly-owned subsidiary of BASE life science A/S

[26] Incorporated on September 6, 2022

[27] Incorporated effective December 15, 2022

[28] Incorporated effective September 22, 2022.

[29] Infosys Financial Services GmbH. *(formerly Panaya GmbH)* became a wholly-owned subsidiary of Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)* with effect from February 23, 2023.

[30] Liquidated effective July 14, 2023

[31] Incorporated on August 11, 2023

[32] On September 1, 2023, Infosys Limited acquired 100% of voting interests in Danske IT and Support Services India Private Limited (Danske IT). Danske IT renamed as Idunn Information Technology Private Limited from April 1, 2024.

[33] On September 29, 2023, oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of WongDoody Gmbh (*formerly known as oddity GmbH).*

[34] Kaleidoscope Prototyping LLC, a wholly-owned subsidiary of Kaleidoscope Animations is liquidated effective November 1, 2023.

[35] On November 24, 2023, Stater Participations B.V (wholly-owned subsidiary of Stater N.V.) merged with Stater N.V. and Stater Belgium N.V./S.A which was formerly a wholly-owned subsidiary of Stater Participations B.V. became a wholly-owned subsidiary of Stater N.V.

[36] On March 15, 2024, Infosys BPM Canada Inc., a wholly-owned subsidiary of Infosys BPM Limited got dissolved.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust	India	Controlled trust
Infosys Foundation	India	Trust jointly controlled by KMP

Refer to Note 2.21 for information on transactions with post employment benefit plans mentioned above.

List of key management personnel

Whole-time Directors

Salil Parekh, Chief Executive Officer and Managing Director

Non-whole-time Directors

Nandan M. Nilekani

D. Sundaram (appointed as lead independent director effective March 23, 2023)

Kiran Mazumdar-Shaw (retired as lead independent director effective March 22, 2023)

Micheal Gibbs

Uri Levine (retired as independent director effective April 19, 2023)

Bobby Parikh

Chitra Nayak

Govind Iyer (appointed as an independent director effective January 12, 2023)

Helene Auriol Potier (appointed as independent director effective May 26, 2023)

Nitin Paranjpe (appointed as an additional and independent director effective January 1, 2024)

Executive Officers

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Nilanjan Roy (resigned as Chief Financial Officer of the Company effective March 31, 2024)

Shaji Mathew (appointed as Group Head – Human Resources effective March 22, 2023)

Krishnamurthy Shankar (retired as Group Head – Human Resources effective March 21, 2023)

Mohit Joshi (resigned as President effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the Company)

Ravi Kumar S (resigned as President effective October 11, 2022)

Company Secretary

A. G. S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2024 and March 31, 2023 are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Trade receivables		
BASE life science A/S	3	1
BASE life science AG	2	–
Infosys China	2	1
Infosys Mexico	3	2
Infosys BPM Limited	15	10
Infy Consulting Company Limited	12	11
Infosys Public Services	55	90
Infosys Public Services Canada Inc.	10	–
Infosys Sweden	7	6
Fluido Oy	3	1
Simplus Australia Pty Ltd	1	1
Infosys McCamish Systems LLC	45	66
Panaya Ltd	2	2
Infosys Compaz Pte Ltd	55	61
Stater Nederland B.V.	1	7
Outbox systems Inc. dba Simplus (US)	–	1
Infosys Luxembourg S.a.r.l	25	47
Infosys Chile SpA	4	1
Infosys South Africa (Pty) Ltd	–	5
HIPUS Co., Ltd	1	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	3	–
Infosys Automotive and Mobility GmbH & Co. KG	–	283
Infosys Middle East FZ LLC	10	15
	259	**611**
Loans		
Infosys Turkey Bilgi Teknolojileri Limited Sirketi [(1)]	–	43
	–	**43**
Prepaid expense and other assets		
Panaya Ltd	151	193
GuideVision, s.r.o.	1	1
Infosys Green Forum	3	4
	155	**198**
Other financial assets		
Infosys BPM Limited	19	13
Infosys Consulting GmbH	5	3
Infosys China	31	20
Infosys Shanghai	6	4
Infy Consulting Company Limited	31	12

Particulars	As at March 31,	
	2024	2023
Infosys Management Consulting Pty Ltd	2	1
Infosys Consulting AG	6	3
Infosys Consulting Ltda	1	1
Infy Consulting B.V.	3	2
Fluido Oy	1	1
Panaya Ltd	–	1
Infosys McCamish Systems LLC	68	32
Infosys Singapore Pte. Ltd	1	1
Infosys Automotive and Mobility GmbH & Co. KG	1,815	925
Infosys Poland Sp. z.o.o	7	3
Fluido Denmark A/S	2	1
Infosys Consulting S.R.L. (Romania)	3	1
Infosys Consulting (Belgium) NV	4	3
WongDoody, Inc	6	3
Infosys Public Services	9	6
Simplus Philippines, Inc.	1	1
Outbox systems Inc. dba Simplus (US)	2	1
Infosys Luxembourg S.a.r.l	2	2
Infosys Business Solutions LLC	2	1
Infosys Compaz PTE Ltd	1	1
Kaleidoscope Animations, Inc.	2	1
Portland Group Pty Ltd	2	1
GuideVision, s.r.o.	2	1
Infosys (Czech Republic) Limited s.r.o.	1	1
Danske IT	4	–
WongDoody GmbH *(formerly known as oddity GmbH)*	1	–
Blue Acorn iCi Inc	2	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	2	–
Infosys Austria GMBH	2	–
Infosys Consulting S.R.L. (Argentina)	1	–
BASE life science A/S	1	–
Infosys Public Services Canada Inc.	1	–
Infosys Norway	1	–
Infosys Sweden	–	1
Infosys Middle East FZ LLC	1	1
HIPUS Co., Ltd	1	1
EdgeVerve	–	2
	2,052	**1,051**
Unbilled revenues		
EdgeVerve	101	107
Infosys Consulting Ltda	–	4
Portland Group Pty Ltd	–	2

Particulars	As at March 31,	
	2024	2023
Infosys Austria GmbH	–	2
Infy Consulting Company Limited	–	5
Infosys Consulting S.R.L. (Romania)	1	2
Infosys Sweden	–	1
Infosys China	–	10
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	–	3
Infosys Singapore Pte. Limited	–	6
Infosys McCamish Systems LLC	45	137
Infosys Mexico	–	3
Infosys Poland Sp. z.o.o	1	2
Stater Nederland B.V.	5	6
	153	**290**
Trade payables		
Infosys China	17	15
Infosys BPM Limited	135	136
Infosys (Czech Republic) Limited s.r.o.	33	26
Infosys Mexico	54	24
Infosys Sweden	98	57
Infosys Shanghai	14	13
Infosys Management Consulting Pty Ltd	29	19
Infosys Singapore Pte. Ltd	15	15
Infy Consulting Company Limited	165	149
Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)*	13	5
Panaya Ltd	5	14
Infosys Public Services	1	1
Portland Group Pty Ltd	3	28
Infosys Chile SpA	3	4
Infosys Compaz Pte Ltd	2	2
Infosys Middle East FZ LLC	3	2
Infosys Poland Sp. z.o.o	34	24
Infosys Consulting S.R.L. (Romania)	25	19
Fluido Oy	6	6
oddity jungle GmbH	–	1
Fluido Sweden AB	5	6
EdgeVerve	2	1
WongDoody, Inc	63	3
Fluido Denmark A/S	1	2
Infosys Fluido UK Ltd	5	3
BASE life science AG	1	–
BASE life science GmbH	1	–
BASE life science Ltd.	2	–
WongDoody d.o.o	1	–

Particulars	As at March 31,	
	2024	2023
WongDoody GmbH *(formerly known as oddity GmbH)*	2	–
BASE life science S.L.	1	–
Infosys Business Solutions LLC	3	–
Infosys South Africa (Pty) Ltd	4	–
Infosys Norway	6	–
Infosys McCamish Systems LLC	1	–
Infosys Automotive and Mobility GmbH & Co. KG	–	61
Infosys Limited Bulgaria EOOD	6	4
WongDoody limited (Taipei) *(formerly known as oddity Limited (Taipei))*	1	1
Infosys Consulting Ltda	17	11
BASE life science A/S	1	1
	778	**653**
Other financial liabilities		
Infosys BPM Limited	44	31
Infosys Consulting AG	–	1
Infosys Mexico	2	1
Infosys China	7	6
Infosys Shanghai	5	3
Infosys Norway	1	–
GuideVision Suomi Oy	–	1
Outbox systems Inc. dba Simplus (US)	27	33
GuideVision, s.r.o.	5	8
Simplus Australia Pty Ltd	9	7
Simplus Philippines, Inc.	4	3
GuideVision Polska Sp.z.o.o	1	1
Kaleidoscope Animations, Inc.	46	6
WongDoody, Inc	–	82
Infosys Public Services	5	10
GuideVision Magyarország Kft.	1	1
Infosys Consulting Ltda	1	–
Infosys Consulting AG	2	–
Infosys Singapore Pte. Limited	–	1
Infosys Automotive and Mobility GmbH & Co. KG	162	155
Danske IT	16	–
Infy Consulting Company Limited	14	–
Infosys South Africa (Pty) Ltd	1	–
Infosys Sweden	4	–
Infosys Compaz PTE Ltd	1	–
Infosys McCamish Systems LLC	2	–
Infosys Green Forum	5	6
Infosys Consulting (Belgium) NV	4	4
Blue Acorn iCi Inc	35	46

Particulars	As at March 31,	
	2024	2023
GuideVision Deutschland GmbH	–	1
Infosys Middle East FZ LLC	1	1
Infosys Luxembourg S.a.r.l	–	8
Infosys (Czech Republic) Limited s.r.o.	–	6
	405	**422**
Accrued expenses		
Infosys BPM Limited	29	30
	29	**30**

[(1)] Previous year loan bearing interest rate of 7.45% and term of one year has been converted into equity shares.

(In ₹ crore)

Particulars	Maximum amount outstanding during the Year ended March 31,	
	2024	2023
Loans and advances in the nature of loans given to subsidiaries		
Infosys Singapore Pte. Ltd	–	397
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	57	43

The details of the related parties transactions entered into by the Company for the year ended March 31, 2024 and March 31, 2023 are as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Capital transactions:		
Financing transactions		
Equity		
Infosys Business Solutions LLC	–	8
Infosys Consulting S.R.L (Argentina)	–	2
Infosys Turkey Bilgi Teknolojileri Limited Sirketi [(1)]	41	7
Infosys America Inc.	(1)	–
Skava Systems	(59)	–
Infosys Luxembourg S.a.r.l	9	–
Danske IT	82	–
	72	**17**
Preference share		
Infosys Singapore Pte. Ltd	–	1,513
	–	**1513**
Loans given		
Infosys Singapore Pte. Ltd	–	389
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	–	38
	–	**427**

Particulars	Year ended March 31,	
	2024	2023
Loans repaid		
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	4	–
Infosys Singapore Pte. Ltd	–	393
	4	**393**
Revenue transactions:		
Purchase of services		
Infosys China	198	183
Infosys Management Consulting Pty Ltd	297	211
Infy Consulting Company Limited	1,914	1,608
Infosys Singapore Pte. Ltd	173	161
Portland Group Pty Ltd	33	92
Infosys (Czech Republic) Limited s.r.o.	360	294
Infosys BPM Limited	2,162	2,101
Infosys Sweden	99	56
Infosys Shanghai	179	149
Infosys Mexico	304	239
Infosys Public Services	6	6
Panaya Ltd	152	144
Infosys Poland Sp. z.o.o	287	209
Infosys Consulting S.R.L. (Romania)	278	244
Infosys Compaz Pte Ltd	19	25
Infosys Consulting Ltda	173	116
BASE life science A/S	12	2
Kaleidoscope Animations, Inc.	151	50
Infosys Chile SpA	40	34
Infosys Middle East FZ LLC	50	51
Fluido Oy	70	69
Fluido Sweden AB	55	58
Fluido Denmark A/S	14	25
Infosys McCamish Systems LLC	9	10
GuideVision, s.r.o.	93	67
GuideVision Polska Sp. z.o.o	9	8
Simplus Australia Pty Ltd	109	67
Simplus Philippines, Inc.	44	26
Outbox systems Inc. dba Simplus (US)	372	272
Infosys Fluido UK Ltd	57	39
Blue Acorn iCi Inc	461	384
GuideVision Deutschland GmbH	5	3
GuideVision Suomi Oy	5	7
GuideVision Magyarország Kft.	12	13
Infosys Limited Bulgaria EOOD	65	37
WongDoody, Inc	765	759

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Infosys Luxembourg S.a.r.l	3	8
Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)*	165	19
oddity space GmbH	2	4
WongDoody d.o.o *(formerly known as oddity code d.o.o)*	6	1
oddity jungle GmbH	1	1
WongDoody limited (Taipei) *(formerly known as oddity Limited (Taipei))*	4	1
Fluido Norway A/S	2	1
Infosys Consulting S.R.L. (Argentina)	2	1
Infosys South Africa (Pty) Ltd	29	–
Infosys Business Solutions LLC	3	–
WongDoody GmbH *(formerly known as oddity GmbH)*	6	–
oddity code GmbH	1	–
BASE life science AG	17	–
BASE life science Ltd.	2	–
BASE life science GmbH	1	–
BASE life science SL	1	–
Infosys Norway	15	–
Danske IT	16	–
EdgeVerve	19	20
	9,327	**7,875**
Purchase of shared services including facilities and personnel		
Infosys BPM Limited	7	36
WongDoody, Inc	11	63
WongDoody limited Taipei	1	–
Infosys Green Forum	36	36
Infosys China	–	1
Infosys (Czech Republic) Limited s.r.o.	4	6
Infosys Mexico	4	4
Outbox systems Inc. dba Simplus (US)	7	2
Infosys Consulting AG	2	3
Infosys Automotive and Mobility GmbH & Co.KG	6	8
Portland Group Pty Ltd	1	–
WongDoody GmbH *(formerly known as oddity GmbH)*	2	–
oddity Jungle GmbH	1	–
	82	**159**

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Interest income		
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	2	2
Infosys Singapore Pte. Ltd	–	3
	2	**5**
Guarantee income		
Infosys Singapore Pte. Ltd	1	1
	1	**1**
Dividend income		
EdgeVerve	1,089	276
Infosys BPM Limited	1,887	1,187
	2,976	**1,463**
Sale of services		
Infosys China	13	24
Infosys Mexico	30	22
Infy Consulting Company Limited	74	53
Infosys BPM Limited	112	113
Fluido Oy	2	–
Infosys Luxembourg S.a.r.l	146	140
Infosys Middle East FZ LLC	26	26
Infosys McCamish Systems LLC	401	458
Infosys Sweden	91	70
Infosys Shanghai	1	4
EdgeVerve	961	822
Infosys Public Services	696	778
Outbox System,Inc. dba Simplus	–	1
Infosys Compaz Pte Ltd	176	141
Infosys Consulting Ltda	1	3
Simplus Australia Pty Ltd	5	4
Infosys Chile SpA	9	8
Infosys Automotive and Mobility GmbH & Co. KG	1	70
Blue Acorn iCi Inc	2	3
Portland Group Pty Ltd	–	1
Infosys Consulting S.R.L. (Romania)	–	1
Infosys Singapore Pte. Ltd	1	–
BASE life science A/S	8	1
Infosys Poland Sp. z.o.o	–	2
Infosys Business Solutions LLC	1	1
Infosys South Africa (Pty) Ltd	1	5
HIPUS Co., Ltd	1	–
BASE life science AG	4	–
Infosys Public Services Canada Inc.	46	–
Stater Nederland B.V.	74	45
	2,883	**2,796**

Particulars	Year ended March 31,	
	2024	2023
Sale of shared services including facilities and personnel		
EdgeVerve	25	28
Panaya Ltd	8	7
Infy Consulting Company Limited	17	12
Infosys Public Services, Inc.	2	3
Infosys Public Services Canada Inc.	1	–
Infosys McCamish System LLC	27	25
Infosys China	12	7
Infosys Luxembourg S.a.r.l	4	4
Infosys Shanghai	1	1
Portland Group Pty. Limited	2	1
Infosys Poland Sp. z.o.o.	4	1
WongDoody, Inc.	2	2
WongDoody GmbH	1	–
Fluido Oy	1	1
Outbox systems Inc. dba Simplus (US)	1	2
Infosys BPO Americas LLC	1	1
Infosys Consulting AG	2	1
Infy Consulting B.V.	3	2
Infosys Consulting SAS	1	1
Infosys Consulting GmbH	2	1
HIPUS Co. Limited	1	1
Kaleidoscope Animations, Inc	1	1
Blue Acorn iCi Inc.	1	1
Infosys Automotive and Mobility GmbH & Co.KG [(2)]	880	778
Infosys Business Solutions LLC	–	1
Infosys Green Forum	5	6
Infosys BPM Limited [(3)]	107	88
Infosys Management Consulting Pty Ltd	2	–
Infosys Sweden	1	–
Infosys Mexico	2	–
Infosys (Czech Republic) Limited s.r.o.	2	–
Infosys Compaz PTE Ltd	1	–
Infosys Consulting Ltda	3	–
Infosys Austria GmbH	1	–
Infosys Consulting S.R.L. (Romania)	3	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	2	–
	1,129	**976**
Any other transaction		
Infosys Foundation	369	321
	369	**321**

(1) Previous year loan bearing interest rate of 7.45% and term of one year has been converted into equity shares.

(2) Includes amounts netted off against respective expenses

(3) Includes sale of fixed assets of ₹6 crore for fiscal 2024 and ₹2 crore for fiscal 2023

Refer to Note 2.5.1 for business transfer with wholly-owned subsidiaries

The Company's related party transactions during the year ended March 31, 2024 and March 31, 2023 and outstanding balances as at March 31, 2024 and March 31, 2023 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Salaries and other short term employee benefits to whole-time directors and executive officers[(1)(2)]	113	111
Commission and other benefits to non-executive / independent directors	17	16
Total	**130**	**127**

(1) Total employee stock compensation expense towards key management personnel for the year ended March 31, 2024 and March 31, 2023, includes a charge of ₹68 crore and ₹49 crore, respectively.

(2) Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.25 Corporate Social Responsibility (CSR)

As per Section 135 of the Companies Act, 2013, a Company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are promoting education, promoting gender equality by empowering women, healthcare, environment sustainability, art and culture, destitute care and rehabilitation, disaster relief, COVID-19 relief and rural development projects. A CSR committee has been formed by the Company as per the Act. The details of funds primarily utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013 are as follows:

(In ₹ crore)

Particulars	**As at March 31,**	
	2024	**2023**
i) Amount required to be spent by the Company during the year	492	437
ii) Amount of expenditure incurred	453	392
iii) Shortfall at the end of the year*	39	45
iv) Total of previous years shortfall	7	9
v) Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
vi) Nature of CSR activities	Promoting education, promoting gender equality by empowering women, healthcare, environment sustainability, art and culture, destitute care and rehabilitation, disaster relief, COVID-19 relief and rural development projects	
vii) Details of related party transactions, e.g. contribution to a trust controlled by the Company in relation to CSR expenditure as per relevant Accounting Standard(1)	369	321
viii) Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision during the year shall be shown separately	NA	NA

(1) For the year ended March 31, 2024, the Company has made contributions to Infosys foundation to fulfil its corporate social responsibilities. Infosys Foundation supports programs in the areas of education, rural development, healthcare, arts and culture, and destitute care.

* The unspent amount will be transferred to unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies Act, 2013 read with the CSR Amendment Rules.

2.26 Segment reporting

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, *Operating Segments*, the Company has disclosed the segment information in the *Consolidated Financial Statements.*

2.27 Ratios

The ratios for the year ended March 31, 2024 and March 31, 2023 are as follows:

Particulars	Numerator	Denominator	March 31,		Variance (in %)
			2024	2023	
Current ratio	Current assets	Current liabilities	2.6	1.9	38.0#
Debt – Equity ratio	Total debt (represents lease liabilities)[(1)]	Shareholder's equity	0.0	0.1	(1.7)
Debt service coverage ratio	Earnings available for debt service[(2)]	Debt service[(3)]	36.4	37.7	(3.5)
Return on Equity (ROE)	Net profits after taxes	Average shareholder's equity	36.6%	34.0%	2.6
Trade receivables turnover ratio	Revenue	Average trade receivable	5.6	6.2	(10.0)
Trade payables turnover ratio	Purchases of services and other expenses	Average trade payables	12.7	11.7	8.9
Net capital turnover ratio	Revenue	Working capital	2.9	5.0	(41.6)*
Net profit ratio	Net profit	Revenue	21.1%	18.8%	2.4
Return on Capital Employed (ROCE)	Earning before interest and taxes	Capital Employed[(4)]	42.0%	43.8%	(1.8)
Return on Investment (ROI)					
Unquoted	Income generated from investments	Time-weighted average investments	8.5%	5.7%	2.8
Quoted	Income generated from investments	Time-weighted average investments	7.2%	3.6%	3.6

(1) Debt represents only lease liabilities

(2) Net profit after taxes + Non-cash operating expenses + Interest + Other adjustments like loss on sale of fixed assets etc.

(3) Lease payments for the current year

(4) Tangible net worth + Deferred tax liabilities + Lease liabilities

* Working capital increase higher than the increase in revenue

\# Current ratio has increased due to increase in current assets

2.28 Function-wise classification of Statement of Profit and Loss

(In ₹ crore)

Particulars	Note	Year ended March 31, 2024	Year ended March 31, 2023
Revenue from operations	2.18	1,28,933	1,24,014
Cost of sales		89,032	85,762
Gross profit		**39,901**	**38,252**
Operating expenses			
Selling and marketing expenses		5,668	5,018
General and administration expenses		5,420	5,293
Total operating expenses		**11,088**	**10,311**
Operating profit		**28,813**	**27,941**
Interest expense		277	157
Other income, net	2.19	7,417	3,859
Profit before tax		**35,953**	**31,643**
Tax expense:			
Current tax	2.17	7,306	8,167
Deferred tax	2.17	1,413	208
Profit for the year		**27,234**	**23,268**
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net		128	(19)
Equity instruments through other comprehensive income, net	2.5 and 2.17	19	(6)
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11 and 2.17	11	(7)
Fair value changes on investments, net	2.5	129	(236)
Total other comprehensive income / (loss), net of tax		**287**	**(268)**
Total comprehensive income for the year		**27,521**	**23,000**

for and on behalf of the Board of Directors of Infosys Limited

D. Sundaram
Lead Independent Director
DIN: 00016304

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 18, 2024

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2024

Index

Independent Auditor's Report

To The Members of Infosys Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of **INFOSYS LIMITED** (the "Company") and its subsidiaries (the Company and its subsidiaries together referred to as the "Group") which comprise the Consolidated Balance Sheet as at March 31, 2024, and the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and notes to the financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as the "Consolidated Financial Statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Consolidated Financial Statements, give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act, ("Ind AS") and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2024 and their consolidated profit, their consolidated total comprehensive income, their consolidated changes in equity and their consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the Consolidated Financial Statements in accordance with the Standards on Auditing ("SAs") specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the Consolidated Financial Statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Consolidated Financial Statements.

Emphasis of Matter

As described in note 2.24.2 to the Consolidated Financial Statements, certain costs relating to possible damages or claims relating to a cybersecurity incident in a subsidiary are indeterminable as at the date of this report because of reasons stated in the note. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Consolidated Financial Statements of the current period. These matters were addressed in the context of our audit of the Consolidated Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter
1	*Revenue recognition* The Group's contracts with customers include contracts with multiple products and services. The group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group's core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement. In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before it is transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent. Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables. As certain contracts with customers involve management's judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort. Refer Notes 1.5 and 2.18 to the consolidated financial statements.
	Auditor's Response
	Principal Audit Procedures Performed included the following: Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others: • We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method. • We selected a sample of contracts with customers and performed the following procedures: – Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement. – Identified significant terms and deliverables in the contract to assess management's conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method.

Sr. No.	Key Audit Matter
2	*Revenue recognition - Fixed price contracts using the percentage of completion method* Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts. This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts. Refer Notes 1.5 and 2.18 to the consolidated financial statements.
	Auditor's Response
	Principal Audit Procedures Performed included the following: Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others: • We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred. • We selected a sample of fixed price contracts with customers measured using the percentage-of-completion method and performed the following: – Evaluated management's ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled. – Compared efforts or costs incurred with Group's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract. – Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility and Sustainability Report, Corporate Governance and Shareholder's Information, but does not include the consolidated financial statements, standalone financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the accounting principles generally accepted in India, including Ind AS specified under section 133 of the Act. The respective Boards of Directors/Trustees of the entities included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the consolidated financial statements, the respective Boards of Directors/Trustees of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intends to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors/Trustees of the entities included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls with reference to consolidated financial statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify

our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the consolidated financial statements.

Materiality is the magnitude of misstatements in the consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:

   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

   b) In our opinion, proper books of account as required by law maintained by the Group, including relevant records relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.

   c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including Other Comprehensive Income, Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

   d) In our opinion, the aforesaid consolidated financial statements comply with the Ind AS specified under section 133 of the Act.

   e) On the basis of the written representations received from the directors of the Company as on March 31, 2024 taken on record by the Board of Directors of the Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2024 from being appointed as a director in terms of Section 164(2) of the Act.

   f) With respect to the adequacy of the internal financial controls with reference to consolidated financial statements and the operating effectiveness of such controls, refer to our separate Report in "Annexure A" which is based on the auditors' reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls with reference to consolidated financial statements of those companies.

   g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended, in our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

   h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

      i) The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group. Refer Note 2.24 to the consolidated financial statements.

ii) The Group has made provision as required under applicable law or accounting standards for material foreseeable losses. Refer Note 2.16 to the consolidated financial statements. The Group did not have any long-term derivative contracts.

iii) There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

iv) (a) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company or any of such subsidiaries to or in any other person or entity, outside the Group, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company or any of such subsidiaries ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(b) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company or any of such subsidiaries from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company or any of such subsidiaries shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us on the Company and its subsidiaries which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v) As stated in Note 2.12.3 to the consolidated financial statements

a. The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

b. The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

c. The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

vi) Based on our examination which included test checks, performed by us on the Company and its subsidiaries incorporated in India, except for the instances mentioned below, have used accounting softwares for maintaining their respective books of account for the financial year ended March 31, 2024 which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the softwares. Further, during the course of audit, we have not come across any instance of the audit trail feature being tampered with.

The financial statements of two subsidiaries that are not material to the consolidated financial statements of the Group, have not been audited under the provisions of the Act as of the date of this report. Therefore, we are unable to comment on the reporting requirement under Rule 11(g) of the Companies (Audit and Auditors) Rules, 2014 in respect of these two subsidiaries.

As proviso to Rule 3(1) of the Companies (Accounts) Rules, 2014 is applicable from April 1, 2023, reporting under Rule 11(g) of the Companies (Audit and Auditors) Rules, 2014 on preservation of audit trail as per the statutory requirements for record retention is not applicable for the financial year ended March 31, 2024.

2. With respect to the matters specified in paragraphs 3(xxi) and 4 of the Companies (Auditor's Report) Order, 2020 (the "Order"/ "CARO") issued by the Central Government in terms of Section 143(11) of the Act, to be included in the Auditor's report, according to the information and explanations given to us, and based on the Auditor's Reports on the financial statements of Company and its subsidiaries as at and for the year ended March 31, 2024, included in the consolidated financial statements of the Group, we report in respect of those companies where audits have been completed under section 143 of the Act, we have not reported any qualifications or adverse remarks. In respect of the following company included in the consolidated financial statements of the Company, whose audit under section 143 of the Act has not yet been completed, the CARO report as applicable in respect of this subsidiary is not available.

Name of the Company	CIN	Relationship
Idunn Information Technology Private Limited (formerly known as Danske IT and Support Services India Private Limited upto March 31, 2024)	U74900KA2012PTC063260	Subsidiary

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 24039826BKCODL6319

Place: Bengaluru
Date: April 18, 2024

Annexure "A" To The Independent Auditor's Report

(Referred to in paragraph 1(f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls with reference to Consolidated Financial Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the "Act")

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended March 31, 2024, we have audited the internal financial controls with reference to consolidated financial statements of **INFOSYS LIMITED** (hereinafter referred to as the "Company") and its subsidiary companies, which are companies incorporated in India, as of that date.

Management's Responsibility for Internal Financial Controls

The respective Boards of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls with reference to consolidated financial statements of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the Institute of Chartered Accountants of India ("ICAI") and the Standards on Auditing, prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to consolidated financial statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to consolidated financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to consolidated financial statements and their operating effectiveness. Our audit of internal financial controls with reference to consolidated financial statements included obtaining an understanding of internal financial controls with reference to consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to consolidated financial statements of the Company and its subsidiary companies, which are companies incorporated in India.

Meaning of Internal Financial Controls with reference to Consolidated Financial Statements

A company's internal financial control with reference to consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with reference to Consolidated Financial Statements

Because of the inherent limitations of internal financial controls with reference to consolidated financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to consolidated financial statements to future periods are subject to the risk that the internal financial control with reference to consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system with reference to consolidated financial statements and such internal financial controls with reference to consolidated financial statements were operating effectively as at March 31, 2024, based on the criteria for internal financial control with reference to consolidated financial statements established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 24039826BKCODL6319

Place: Bengaluru
Date: April 18, 2024

Consolidated Balance Sheet

(In ₹ crore)

Particulars	Note	As at March 31,	
		2024	2023
Assets			
Non-current assets			
Property, plant and equipment	2.2	12,370	13,346
Right-of-use assets	2.21	6,552	6,882
Capital work-in-progress	2.3	293	288
Goodwill	2.4.1 and 2.1	7,303	7,248
Other intangible assets	2.4.2	1,397	1,749
Financial assets			
Investments	2.5	11,708	12,569
Loans	2.6	34	39
Other financial assets	2.7	3,105	2,798
Deferred tax assets (net)	2.17	454	1,245
Income tax assets (net)	2.17	3,045	6,453
Other non-current assets	2.10	2,121	2,318
Total non-current assets		**48,382**	**54,935**
Current assets			
Financial assets			
Investments	2.5	12,915	6,909
Trade receivables	2.8	30,193	25,424
Cash and cash equivalents	2.9	14,786	12,173
Loans	2.6	248	289
Other financial assets	2.7	12,085	11,604
Income tax assets (net)	2.17	6,397	6
Other current assets	2.10	12,808	14,476
Total current assets		**89,432**	**70,881**
Total assets		**1,37,814**	**1,25,816**

Consolidated Balance Sheet (contd.)

Particulars	Note	As at March 31,	
		2024	2023
Equity and liabilities			
Equity			
Equity share capital	2.12	2,071	2,069
Other equity		86,045	73,338
Total equity attributable to equity holders of the Company		**88,116**	**75,407**
Non-controlling interests		345	388
Total equity		**88,461**	**75,795**
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.21	6,400	7,057
Other financial liabilities	2.13	2,130	2,058
Deferred tax liabilities (net)	2.17	1,794	1,220
Other non-current liabilities	2.15	235	500
Total non-current liabilities		**10,559**	**10,835**
Current liabilities			
Financial liabilities			
Lease liabilities	2.21	1,959	1,242
Trade payables	2.14	3,956	3,865
Other financial liabilities	2.13	16,959	18,558
Other current liabilities	2.15	10,539	10,830
Provisions	2.16	1,796	1,307
Income tax liabilities (net)	2.17	3,585	3,384
Total current liabilities		**38,794**	**39,186**
Total equity and liabilities		**1,37,814**	**1,25,816**

The accompanying notes form an integral part of the *Consolidated financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

D. Sundaram
Lead Independent Director
DIN: 00016304

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 18, 2024

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Consolidated Statement of Profit and Loss

(In ₹ crore, except equity share and per equity share data)

Particulars	Note	Year ended March 31,	
		2024	2023
Revenue from operations	2.18	153,670	146,767
Other income, net	2.19	4,711	2,701
Total income		**1,58,381**	**1,49,468**
Expenses			
Employee benefit expenses	2.22	82,620	78,359
Cost of technical sub-contractors		12,232	14,062
Travel expenses		1,759	1,525
Cost of software packages and others	2.20	13,515	10,902
Communication expenses		677	713
Consultancy and professional charges		1,726	1,684
Depreciation and amortization expenses	2.2, 2.4.2 and 2.21	4,678	4,225
Finance cost		470	284
Other expenses	2.20	4,716	4,392
Total expenses		**1,22,393**	**1,16,146**
Profit before tax		**35,988**	**33,322**
Tax expense:			
Current tax	2.17	8,390	9,287
Deferred tax	2.17	1,350	(73)
Profit for the year		**26,248**	**24,108**
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.22	120	8
Equity instruments through other comprehensive income, net	2.5	19	(7)
		139	**1**
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11	11	(7)
Exchange differences on translation of foreign operations		226	776
Fair value changes on investments, net	2.5	144	(256)
		381	**513**
Total other comprehensive income / (loss), net of tax		**520**	**514**
Total comprehensive income for the year		**26,768**	**24,622**

Consolidated Statement of Profit and Loss (contd.)

Particulars	Note	Year ended March 31, 2024	2023
Profit attributable to:			
Owners of the Company		26,233	24,095
Non-controlling interests		15	13
		26,248	**24,108**
Total comprehensive income attributable to:			
Owners of the Company		26,754	24,598
Non-controlling interests		14	24
		26,768	**24,622**
Earnings per equity share			
Equity shares of par value ₹5 each			
Basic (₹)		63.39	57.63
Diluted (₹)		63.29	57.54
Weighted average equity shares used in computing earnings per equity share			
Basic (in shares)	2.23	413,85,68,090	418,08,97,857
Diluted (in shares)	2.23	414,46,80,425	418,77,31,070

The accompanying notes form an integral part of the *Consolidated financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

D. Sundaram
Lead Independent Director
DIN: 00016304

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 18, 2024

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Consolidated Statement of Changes in Equity

(In ₹ crore)

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment reserve [2]	Other reserves [3]	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Balance as at April 1, 2022	**2,098**	**54**	**139**	**200**	**61,313**	**1,061**	**606**	**8,339**	**16**	**254**	**1,560**	**2**	**(292)**	**75,350**	**386**	**75,736**
Impact on adoption of amendment to Ind AS 37[#]	–	–	–	–	(19)	–	–	–	–	–	–	–	–	(19)	–	(19)
	2,098	**54**	**139**	**200**	**61,294**	**1,061**	**606**	**8,339**	**16**	**254**	**1,560**	**2**	**(292)**	**75,331**	**386**	**75,717**
Changes in equity for the year ended March 31, 2023																
Profit for the year	–	–	–	–	24,095	–	–	–	–	–	–	–	–	24,095	13	24,108
Remeasurement of the net defined benefit liability / asset, net[*] *(Refer to Note 2.22)*	–	–	–	–	–	–	–	–	–	–	–	–	8	8	–	8
Equity instruments through other comprehensive income, net[*] *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	(7)	–	–	–	(7)	–	(7)
Fair value changes on derivatives designated as cash flow hedge, net[*] *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	–	(7)	–	(7)	–	(7)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	765	–	–	765	11	776
Fair value changes on investments, net[*] *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	–	(256)	(256)	–	(256)
Total comprehensive income for the year	–	–	–	–	**24,095**	–	–	–	–	**(7)**	**765**	**(7)**	**(248)**	**24,598**	**24**	**24,622**
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	1	–	–	34	–	–	–	–	–	–	–	–	–	35	–	35

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment reserve [2]	Other reserves [3]	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	514	–	–	–	–	–	–	514	–	514
Transferred to legal reserve	–	–	–	–	(3)	–	–	–	3	–	–	–	–	–	–	–
Transferred on account of exercise of stock options	–	–	–	291	–	–	(291)	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	2	(2)	–	–	–	–	–	–	–	–	–
Buyback of equity shares *(Refer to Note 2.12)***	(30)	–	–	(340)	(11,096)	–	–	–	–	–	–	–	–	(11,466)	–	(11,466)
Transaction costs relating to buyback*	–	–	–	(19)	(5)	–	–	–	–	–	–	–	–	(24)	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	30	–	(21)	(9)	–	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options *(Refer to Note 2.12)*	–	–	–	–	–	–	51	–	–	–	–	–	–	51	–	51
Dividends [1]	–	–	–	–	(13,632)	–	–	–	–	–	–	–	–	(13,632)	–	(13,632)
Dividends paid to non-controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(22)	(22)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(3,139)	–	–	3,139	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	1,464	–	–	(1,464)	–	–	–	–	–	–	–	–
Balance as at March 31, 2023	**2,069**	**54**	**169**	**166**	**58,957**	**1,054**	**878**	**10,014**	**19**	**247**	**2,325**	**(5)**	**(540)**	**75,407**	**388**	**75,795**

Consolidated Statement of Changes in Equity (contd.)

(In ₹ crore)

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment reserve [2]	Other reserves [3]	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Balance as at April 1, 2023	**2,069**	**54**	**169**	**166**	**58,957**	**1,054**	**878**	**10,014**	**19**	**247**	**2,325**	**(5)**	**(540)**	**75,407**	**388**	**75,795**
Changes in equity for the year ended March 31, 2024																
Profit for the year	–	–	–	–	26,233	–	–	–	–	–	–	–	–	26,233	15	26,248
Remeasurement of the net defined benefit liability / asset, net* *(Refer to Note 2.22)*	–	–	–	–	–	–	–	–	–	–	–	–	120	120	–	120
Equity instruments through other comprehensive income, net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	19	–	–	–	19	–	19
Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	–	11	–	11	–	11
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	227	–	–	227	(1)	226
Fair value changes on investments, net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	–	144	144	–	144
Total comprehensive income for the year	–	–	–	–	**26,233**	–	–	–	–	**19**	**227**	**11**	**264**	**26,754**	**14**	**26,768**
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	2	–	–	3	–	–	–	–	–	–	–	–	–	5	–	5
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	639	–	–	–	–	–	–	639	–	639

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment reserve [2]	Other reserves [3]	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Transferred on account of exercise of stock options *(Refer to Note 2.12)*	–	–	–	447	–	–	(447)	–	–	–	–	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	160	(160)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	3	–	–	–	–	–	–	3	–	3
Transfer to legal reserve	–	–	–	–	(3)	–	–	–	3	–	–	–	–	–	–	–
Dividends [1]	–	–	–	–	(14,692)	–	–	–	–	–	–	–	–	(14,692)	–	(14,692)
Dividends paid to non-controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(39)	(39)
Buyback of shares pertaining to non-controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(18)	(18)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(2,957)	–	–	2,957	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	867	–	–	(867)	–	–	–	–	–	–	–	–
Balance as at March 31, 2024	**2,071**	**54**	**169**	**616**	**68,405**	**1,214**	**913**	**12,104**	**22**	**266**	**2,552**	**6**	**(276)**	**88,116**	**345**	**88,461**

* Net of tax

** Including tax on buyback of ₹2,166 crore for the year ended March 31, 2023.

\# Impact on account of adoption of amendment to Ind AS 37, *Provisions, Contingent Liabilities and Contingents Assets*

(1) Net of treasury shares

(2) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(i)(ii) of Income-tax Act, 1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income-tax Act, 1961.

(3) Under the Swiss Code of Obligation, few subsidiaries of Infosys Consulting are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the *Consolidated financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No:
117366W/ W-100018

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

Bengaluru
April 18, 2024

for and on behalf of the Board of Directors of Infosys Limited

D. Sundaram
Lead Independent Director
DIN: 00016304

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and items of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In ₹ crore)

Particulars	Note	Year ended March 31,	
		2024	2023
Cash flow from operating activities			
Profit for the year		26,248	24,108
Adjustments to reconcile net profit to net cash provided by operating activities:			
Income tax expense	2.17	9,740	9,214
Depreciation and amortization	2.2, 2.4.2 and 2.21	4,678	4,225
Interest and dividend income	2.19	(2,067)	(1,817)
Finance cost		470	284
Impairment loss recognized / (reversed) under expected credit loss model		121	283
Exchange differences on translation of assets and liabilities, net		76	161
Stock compensation expense	2.12	652	519
Provision for post-sales client support		75	120
Interest receivable on income tax refund		(1,934)	–
Other adjustments		1,464	508
Changes in assets and liabilities			
Trade receivables and unbilled revenue		(2,667)	(7,076)
Loans, other financial assets and other assets		(1,172)	(3,108)
Trade payables		91	(279)
Other financial liabilities, other liabilities and provisions		(1,334)	4,119
Cash generated from operations		**34,441**	**31,261**
Income taxes paid		(9,231)	(8,794)
Net cash generated by operating activities		**25,210**	**22,467**
Cash flows from investing activities			
Expenditure on property, plant and equipment and intangibles		(2,201)	(2,579)
Deposits placed with corporation		(847)	(996)
Redemption of deposits placed with Corporation		710	762
Interest and dividend received		1,768	1,525
Payment towards acquisition of business, net of cash acquired		–	(910)
Payment of contingent consideration pertaining to acquisition of business		(101)	(60)
Escrow and other deposits pertaining to buyback		–	(483)
Redemption of escrow and other deposits pertaining to buyback		–	483
Other receipts		128	71
Payments to acquire investments			
Tax-free bonds and government bonds		–	(27)
Liquid mutual fund units		(66,191)	(70,631)
Target maturity fund units		–	(400)
Certificates of deposit		(8,509)	(10,348)
Commercial paper		(10,387)	(3,003)

Consolidated Statement of Cash Flows (contd.)

Particulars	Note	Year ended March 31, 2024	2023
Non-convertible debentures		(1,526)	(249)
Government securities		–	(1,569)
Others		(14)	(20)
Proceeds on sale of Investments			
Tax-free bonds and government bonds		150	221
Liquid mutual fund units		64,767	71,851
Certificates of deposit		9,205	10,404
Commercial paper		6,479	2,298
Non-convertible debentures		1,230	470
Government securities		304	1,882
Others		26	99
Net cash used in investing activities		**(5,009)**	**(1,209)**
Cash flows from financing activities			
Payment of lease liabilities		(2,024)	(1,231)
Payment of dividends		(14,692)	(13,631)
Payment of dividend to non-controlling interest of subsidiary		(39)	(22)
Shares issued on exercise of employee stock options		5	35
Payment towards buyback of shares pertaining to non-controlling interest of subsidiary		(18)	-
Other receipts		-	132
Other payments		(736)	(479)
Buyback of equity shares including transaction cost and tax on buyback		–	(11,499)
Net cash used in financing activities		**(17,504)**	**(26,695)**
Net increase / (decrease) in cash and cash equivalents		2,697	(5,437)
Effect of exchange rate changes on cash and cash equivalents		(84)	138
Cash and cash equivalents at the beginning of the year	2.9	12,173	17,472
Cash and cash equivalents at the end of the year	2.9	**14,786**	**12,173**
Supplementary information:			
Restricted cash balance	2.9	348	362

The accompanying notes form an integral part of the *Consolidated financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

D. Sundaram
Lead Independent Director
DIN: 00016304

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 18, 2024

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Overview and notes to the Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ("the Company" or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as "the Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's *Consolidated financial statements* are approved for issue by the Company's Board of Directors on April 18, 2024.

1.2 Basis of preparation of financial statements

These *Consolidated financial statements* are prepared in accordance with Indian Accounting Standard (Ind AS), under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ("the Act") and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited *Consolidated financial statements* have been discussed in the respective notes.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The *Consolidated financial statements* comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

Refer to Note 2.25 for the list of subsidiaries and controlled trusts of the Company.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the *Consolidated financial statements* and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the *Consolidated financial statements.*

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.
Also, refer to Note 2.17.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, *Business Combinations*. Ind AS 103 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management *(Refer to Note 2.1 and 2.4.2)*.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Also, refer to Note 2.2.

e. Impairment of goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a Cash Generating Unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long-term growth rates, weighted average cost of capital and estimated operating margins. Also, refer to Note 2.4.1.

2. Notes to the Consolidated financial statements

2.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, *Business Combinations.*

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets acquired and liabilities assumed in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Acquisitions during the year ended March 31, 2023

During the year ended March 31, 2023, the Group completed two business combinations to complement its digital offerings by acquiring 100% voting interests in:

(i) oddity GmbH, oddity group services GmbH, oddity space GmbH, oddity jungle GmbH, oddity code GmbH and oddity waves GmbH (collectively known as oddity), a Germany-based digital marketing, experience, and commerce agencies on April 20, 2022.

(ii) BASE life science A/S, a consulting and technology firm in the life Science industry in Europe on September 1, 2022.

These acquisitions are expected to strengthen the Group's creative, branding and experience design capabilities and augment the Group's life sciences expertise, scales its digital transformation capabilities with cloud-based industry solutions and expand its presence across Europe.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition is as follows :

(In ₹ crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[(1)]	103	–	103
Intangible assets –			
Customer contracts and relationships	–	274	274
Vendor relationships	–	30	30
Brand	–	24	24
Deferred tax liabilities on intangible assets	–	(80)	(80)
Total	**103**	**248**	**351**
Goodwill			630
Total purchase price			**981**

(1) Includes cash and cash equivalents acquired of ₹26 crore

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible. Goodwill pertaining to these business combinations is allocated to operating segments as more fully described in Note 2.4.1.

The purchase consideration of ₹981 crore includes cash of ₹936 crore and contingent consideration with an estimated fair value of ₹45 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 12.5%. As of March 31, 2024, the contingent consideration was fully paid.

Additionally, these acquisitions have shareholder and employee retention bonus payable to the employees of the acquiree over three years, subject to their continuous employment with the Group along with achievement of financial targets for the respective years. Performance and retention bonus is recognized in employee benefit expenses in the Consolidated Statement of Profit and Loss over the period of service.

Fair value of trade receivables acquired, is ₹111 crore as of acquisition date and as of March 31, 2024, the amounts are fully collected.

Transaction costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of ₹7 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2023.

Proposed acquisitions

On January 11, 2024, Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India, for a consideration including earn-outs, and management incentives and retention bonuses totaling up to ₹280 crore (approximately $34 million), subject to customary closing adjustments.

On April 18, 2024, Infosys Germany GmBH, a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital in in-tech Holding GmbH, leading provider of Engineering R&D services headquartered in Germany, for a consideration including earn-outs amounting up to EUR 450 million (approximately ₹4,045 crore), subject to customary closing adjustments.

2.2 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings [1]	22-25 years
Plant and machinery [1][2]	5 years
Office equipment	5 years
Computer equipment [1]	3-5 years
Furniture and fixtures [1]	5 years
Vehicles[1]	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1) Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013

(2) Includes solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2024 are as follows :

(In ₹ crore)

Particulars	Land – Freehold	Buildings (1)	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2023	**1,431**	**11,562**	**3,302**	**1,482**	**8,519**	**2,303**	**1,445**	**45**	**30,089**
Additions	1	300	193	106	931	121	108	1	1,761
Deletions*	–	(55)	(64)	(60)	(846)	(99)	(102)	(1)	(1,227)
Translation difference	–	(37)	(3)	–	7	1	(4)	–	(36)
Gross carrying value as at March 31, 2024	**1,432**	**11,770**	**3,428**	**1,528**	**8,611**	**2,326**	**1,447**	**45**	**30,587**
Accumulated depreciation as at April 1, 2023	–	**(4,535)**	**(2,437)**	**(1,198)**	**(5,826)**	**(1,675)**	**(1,032)**	**(40)**	**(16,743)**
Depreciation	–	(450)	(259)	(130)	(1,387)	(250)	(206)	(3)	(2,685)
Accumulated depreciation on deletions*	–	55	64	59	836	89	97	1	1,201
Translation difference	–	9	2	–	(3)	(1)	3	–	10
Accumulated depreciation as at March 31, 2024	–	**(4,921)**	**(2,630)**	**(1,269)**	**(6,380)**	**(1,837)**	**(1,138)**	**(42)**	**(18,217)**
Carrying value as at April 1, 2023	**1,431**	**7,027**	**865**	**284**	**2,693**	**628**	**413**	**5**	**13,346**
Carrying value as at March 31, 2024	**1,432**	**6,849**	**798**	**259**	**2,231**	**489**	**309**	**3**	**12,370**

* During the year ended March 31, 2024, certain assets which were not in use having gross book value of ₹775 crore (net book value: Nil) were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2023 were as follows :

(In ₹ crore)

Particulars	Land – Freehold	Buildings (1)	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2022	**1,431**	**11,224**	**3,210**	**1,427**	**8,527**	**2,278**	**1,234**	**44**	**29,375**
Additions – Business Combination *(Refer to Note 2.1)*	–	–	–	5	6	1	2	–	14
Additions	2	337	273	122	1,510	364	220	2	2,830
Deletions*	(2)	–	(182)	(76)	(1,563)	(348)	(25)	(1)	(2,197)
Translation difference	–	1	1	4	39	8	14	–	67
Gross carrying value as a March 31, 2023	**1,431**	**11,562**	**3,302**	**1,482**	**8,519**	**2,303**	**1,445**	**45**	**30,089**

Particulars	Land – Freehold	Buildings [1]	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Accumulated depreciation as at April 1, 2022	**–**	**(4,100)**	**(2,344)**	**(1,150)**	**(6,034)**	**(1,779)**	**(856)**	**(37)**	**(16,300)**
Depreciation	–	(434)	(273)	(121)	(1,322)	(236)	(187)	(4)	(2,577)
Accumulated depreciation on deletions*	–	–	181	76	1,556	347	21	1	2,182
Translation difference	–	(1)	(1)	(3)	(26)	(7)	(10)	–	(48)
Accumulated depreciation as at March 31, 2023	**–**	**(4,535)**	**(2,437)**	**(1,198)**	**(5,826)**	**(1,675)**	**(1,032)**	**(40)**	**(16,743)**
Carrying value as at April 1, 2022	**1,431**	**7,124**	**866**	**277**	**2,493**	**499**	**378**	**7**	**13,075**
Carrying value as at March 31, 2023	**1,431**	**7,027**	**865**	**284**	**2,693**	**628**	**413**	**5**	**13,346**

* During the year ended March 31, 2023, certain assets which were not in use having gross book value of ₹1,918 crore (net book value: Nil) were retired.

[1] Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 ("the Rules"), the Company was required to transfer its CSR capital assets installed prior to January 2021. Towards this the Company had incorporated a subsidiary 'Infosys Green Forum' (IGF) under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022, the Company had completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable. During March 31, 2024, the application filed by IGF for registration u/s.12AB of the Income-tax Act was rejected and registration cancelled. IGF is in the process of challenging the rejection order.

2.3 Capital work-in-progress (CWIP)

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Capital work-in-progress	293	288
Total capital work-in-progress	**293**	**288**

The capital work-in-progress ageing schedule for the year ended March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	Amount in CWIP for a period of				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	259	22	1	11	293
	235	21	12	20	288
Total capital work-in-progress	**259**	**22**	**1**	**11**	**293**
	235	**21**	**12**	**20**	**288**

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan, the project-wise details of when the project is expected to be completed as of March 31, 2024 and March 31, 2023 are as follows :

(In ₹ crore)

Particulars	To be completed in				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress					
KL-SP-SDB1	–	–	–	–	–
	114		–	–	114
BN-SP-MET	–	–	–	–	–
	20	–	–	–	20
Total capital work-in-progress*	–	–	–	–	–
	134	–	–	–	**134**

* There are no subsidiaries in the Group having more than 10% of the total capital work in progress.

2.4 Goodwill and other intangible assets

2.4.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a Cash Generating Unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

A summary of changes in the carrying amount of goodwill is as follows :

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Carrying value at the beginning	7,248	6,195
Goodwill on acquisitions (*Refer to Note 2.1*)	–	630
Translation differences	55	423
Carrying value at the end	**7,303**	**7,248**

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Segment	As at March 31,	
	2024	2023
Financial services	1,476	1,465
Retail	939	929
Communication	675	668
Energy, Utilities, Resources and Services	1,160	1,152
Manufacturing	578	573
Life Sciences	951	943
	5,779	**5,730**
Operating segments without significant goodwill	552	559
Total	**6,331**	**6,289**

The goodwill pertaining to Panaya amounting to ₹972 crore and ₹959 crore as at March 31, 2024 and March 31, 2023, respectively is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows :

(In %)

Particulars	As at March 31,	
	2024	2023
Long-term growth rate	7-10	8-10
Operating margins	19-21	19-21
Discount rate	13	13

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2024, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.4.2 Intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2024 are as follows :

(In ₹ crore)

Particulars	Customer-related	Software-related	Intellectual property rights-related	Brand or trademark-related	Others*	Total
Gross carrying value as at April 1, 2023	**2,507**	**1,031**	**1**	**346**	**774**	**4,659**
Additions	–	79	–	–	–	79
Deletions	–	(2)	–	–	–	(2)
Translation difference	5	2	–	3	8	18
Gross carrying value as at March 31, 2024	**2,512**	**1,110**	**1**	**349**	**782**	**4,754**
Accumulated amortization as at April 1, 2023	**(1,600)**	**(688)**	**(1)**	**(195)**	**(426)**	**(2,910)**
Amortization expense	(194)	(75)	–	(38)	(125)	(432)
Deletions	–	2	–	–	–	2
Translation differences	(6)	(4)	–	(2)	(5)	(17)
Accumulated amortization as at March 31, 2024	**(1,800)**	**(765)**	**(1)**	**(235)**	**(556)**	**(3,357)**
Carrying value as at April 1, 2023	**907**	**343**	**–**	**151**	**348**	**1,749**
Carrying value as at March 31, 2024	**712**	**345**	**–**	**114**	**226**	**1,397**

Particulars	Customer-related	Software-related	Intellectual property rights-related	Brand or trademark-related	Others*	Total
Estimated useful life (in years)	**1-15**	**3-10**	–	**3-10**	**3-7**	–
Estimated remaining useful life (in years)	**1-10**	**1-5**	–	**1-6**	**1-4**	–

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2023 were as follows :

(In ₹ crore)

Particulars	Customer-related	Software-related	Intellectual property rights-related	Brand or trademark-related	Others*	Total
Gross carrying value as at April 1, 2022	**2,080**	**915**	**1**	**299**	**686**	**3,981**
Additions	–	62	–	–	–	62
Acquisition through business combination *(Refer to Note 2.1)*	274	–	–	24	30	328
Deletions	–	(4)	–	–	–	(4)
Translation difference	153	58	–	23	58	292
Gross carrying value as at March 31, 2023	**2,507**	**1,031**	**1**	**346**	**774**	**4,659**
Accumulated amortization as at April 1, 2022	**(1,279)**	**(569)**	**(1)**	**(141)**	**(284)**	**(2,274)**
Amortization expense	(236)	(84)	–	(45)	(119)	(484)
Deletions	–	3	–	–	–	3
Translation differences	(85)	(38)	–	(9)	(23)	(155)
Accumulated amortization as at March 31, 2023	**(1,600)**	**(688)**	**(1)**	**(195)**	**(426)**	**(2,910)**
Carrying value as at April 1, 2022	**801**	**346**	–	**158**	**402**	**1,707**
Carrying value as at March 31, 2023	**907**	**343**	–	**151**	**348**	**1,749**
Estimated useful life (in years)	**1-15**	**3-10**	–	**3-10**	**3-7**	–
Estimated remaining useful life (in years)	**1-11**	**1-6**	–	**1-7**	**1-5**	–

* Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and Development expenditure

Research and development expense recognized in the Consolidated Statement of Profit and Loss for the year ended March 31, 2024 and March 31, 2023 was ₹1,118 crore and ₹1,042 crore, respectively.

2.5 Investments

(In ₹ crore)

Particulars	As at March 31, 2024	2023
Non-current investments		
Unquoted		
Investments carried at fair value through other comprehensive income		
Preference securities	91	193
Equity securities	2	3
	93	**196**
Investments carried at fair value through profit or loss		
Target maturity fund units	431	402
Others [(1)]	198	169
	629	**571**

Particulars	As at March 31,	
	2024	2023
Quoted		
Investments carried at amortized cost		
Government bonds	28	28
Tax-free bonds	1,731	1,742
	1,759	**1,770**
Investments carried at fair value through other comprehensive income		
Non-convertible debentures	2,217	2,713
Equity securities	113	–
Government securities	6,897	7,319
	9,227	**10,032**
Total non-current investments	**11,708**	**12,569**
Current investments		
Unquoted		
Investments carried at fair value through profit or loss		
Liquid mutual fund units	2,615	975
	2,615	**975**
Investments carried at fair value through other comprehensive income		
Commercial paper	4,830	742
Certificates of deposit	3,043	3,574
	7,873	**4,316**
Quoted		
Investments carried at amortized cost		
Tax-free bonds	–	150
	–	**150**
Investments carried at fair value through other comprehensive income		
Non-convertible debentures	1,962	1,155
Government securities	465	313
	2,427	**1,468**
Total current investments	**12,915**	**6,909**
Total investments	**24,623**	**19,478**
Aggregate amount of quoted investments	13,413	13,420
Market value of quoted investments (including interest accrued), current	2,428	1,637
Market value of quoted investments (including interest accrued), non-current	11,201	12,042
Aggregate amount of unquoted investments	11,210	6,058
Investments carried at amortized cost	1,759	1,920
Investments carried at fair value through other comprehensive income	19,620	16,012
Investments carried at fair value through profit or loss	3,244	1,546

[1] Uncalled capital commitments outstanding as at March 31, 2024 and March 31, 2023 was ₹79 crore and ₹92 crore, respectively.

Refer to Note 2.11 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income :

(In ₹ crore)

Particulars	Year ended March 31, 2024			Year ended March 31, 2023		
	Gross	Tax	Net	Gross	Tax	Net
Net gain / (loss) on						
Non-convertible debentures	62	5	67	(100)	(1)	(101)
Certificates of deposit	(1)	–	(1)	(1)	–	(1)
Government securities	98	(20)	78	(162)	8	(154)
Equity and preference securities	10	9	19	(8)	1	(7)

Method of fair valuation:

(In ₹ crore)

Class of investment	Method	Fair value as at March 31,	
		2024	2023
Liquid mutual fund units – carried at fair value through profit or loss	Quoted price	2,615	975
Target maturity fund units – carried at fair value through profit or loss	Quoted price	431	402
Tax-free bonds and government bonds – carried at amortized cost	Quoted price and market observable inputs	1,973	2,148
Non-convertible debentures – carried at fair value through other comprehensive income	Quoted price and market observable inputs	4,179	3,868
Government securities – carried at fair value through other comprehensive income	Quoted price and market observable inputs	7,362	7,632
Commercial papers – carried at fair value through other comprehensive income	Market observable inputs	4,830	742
Certificates of deposit – carried at fair value through other comprehensive income	Market observable inputs	3,043	3,574
Quoted equity securities – carried at fair value through other comprehensive income	Quoted price	113	–
Unquoted equity and preference securities – carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	93	196
Others – carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	198	169
Total		**24,837**	**19,706**

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2024 and March 31, 2023 are as follows :

(In ₹ crore, except otherwise stated)

Particulars	As at March 31,	
	2024	2023
Preference securities		
Airviz, Inc.	–	–
2,89,695(2,89,695) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop, Inc.	60	53
1,10,59,340 (1,10,59,340) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
Nivetti Systems Private Limited	31	26
2,28,501(2,28,501) Preferred Stock, fully paid up, par value ₹1 each		

Particulars	As at March 31,	
	2024	2023
Tidalscale, Inc.	–	–
Nil (36,74,269) Series B Preferred Stock		
Ideaforge Technology Limited	–	114
Nil (5,402) Series A compulsorily convertible cumulative Preference shares of ₹10 each, fully paid up		
Nil (1,787) Series B compulsorily convertible cumulative Preference shares of ₹10 each, fully paid up		
Total investment in preference securities	**91**	**193**
Equity Instruments		
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹8,052 each, fully paid up, par value ₹10 each		
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at ₹1,000 each, fully paid up, par value ₹1,000 each		
Ideaforge Technology Limited	113	1
16,47,314 (22,600) equity shares at ₹10, fully paid up		
Total investment in equity instruments	**115**	**3**
Others		
Stellaris Venture Partners India	84	82
The House Fund II, L.P.	107	84
The House Fund III, L.P.	7	3
Total investment in others	**198**	**169**
Total	**404**	**365**

2.6 Loans

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Non-current		
Loans considered good – Unsecured		
Other loans		
Loans to employees	34	39
	34	**39**
Loans credit impaired – Unsecured		
Other loans		
Loans to employees	2	2
Less: Allowance for credit impairment	(2)	(2)
	–	–
Total non-current loans	**34**	**39**
Current		
Loans considered good – Unsecured		
Other loans		
Loans to employees	248	289
Total current loans	**248**	**289**
Total loans	**282**	**328**

2.7 Other financial assets

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Non-current		
Security deposits (1)	259	287
Unbilled revenues (1)#	1,677	1,185
Net investment in sublease of right of use asset (1)	3	305
Restricted deposits (1)*	47	96
Others (1)**	1,119	925
Total non-current other financial assets	**3,105**	**2,798**
Current		
Security deposits (1)	75	42
Restricted deposits (1)*	2,535	2,348
Unbilled revenues (1)#	7,923	8,317
Interest accrued but not due (1)	537	488
Foreign currency forward and options contracts (2)(3)	84	101
Net investment in sublease of right-of-use asset (1)	6	53

Particulars	As at March 31, 2024	As at March 31, 2023
Others [(1)**]	925	255
Total current other financial assets	**12,085**	**11,604**
Total other financial assets	**15,190**	**14,402**
[(1)] Financial assets carried at amortized cost	15,106	14,301
[(2)] Financial assets carried at fair value through other comprehensive income	23	32
[(3)] Financial assets carried at fair value through profit or loss	61	69

* Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

\# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time

** Primarily includes net investment in lease

2.8 Trade receivables

(In ₹ crore)

Particulars	As at March 31, 2024	As at March 31, 2023
Current		
Trade receivable considered good – Unsecured	30,713	25,965
Less: Allowance for expected credit loss	520	541
Trade receivable considered good – Unsecured	**30,193**	**25,424**
Trade receivable – credit impaired – Unsecured	196	142
Less: Allowance for credit impairment	196	142
Trade receivable – credit impaired – Unsecured	–	–
Total trade receivables	**30,193**	**25,424**

The trade receivables ageing schedule for the year ended as on March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	Not due	Outstanding for following periods from due date of payment					Total
		Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	
Undisputed trade receivables – considered good	22,572	7,402	319	414	2	4	30,713
	18,397	7,501	58	3	4	2	25,965
Undisputed trade receivables – credit impaired	3	15	7	6	4	106	141
	14	7	2	4	69	38	134
Disputed trade receivables – considered good	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
Disputed trade receivables – credit impaired	–	1	21	26	2	5	55
	–	–	–	–	3	5	8
	22,575	7,418	347	446	8	115	30,909
	18,411	7,508	60	7	76	45	26,107
Less: Allowance for credit loss							716
							683
Total trade receivables							**30,193**
							25,424

2.9 Cash and cash equivalents

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Balances with banks		
In current and deposit accounts	14,786	10,026
Cash on hand	–	–
Others		
Deposits with financial institutions	–	2,147
Total cash and cash equivalents	**14,786**	**12,173**
Balances with banks in unpaid dividend accounts	37	37
Deposit with more than 12 months maturity	57	833

Cash and cash equivalents as at March 31, 2024 and March 31, 2023 include restricted cash and bank balances of ₹348 crore and ₹362 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.10 Other assets

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Non-current		
Capital advances	155	159
Advances other than capital advances		
Others		
Withholding taxes and others	673	684
Unbilled revenues #	103	264
Defined benefit plan assets	31	36
Prepaid expenses	343	332
Deferred contract cost		
Cost of obtaining a contract *	129	191
Cost of fulfillment	687	652
Total non-current other assets	**2,121**	**2,318**
Current		
Advances other than capital advances		
Payment to vendors for supply of goods	356	202
Others		
Unbilled revenues #	4,845	6,972
Withholding taxes and others	3,540	3,268
Prepaid expenses	3,329	2,745
Deferred contract cost		
Cost of obtaining a contract *	200	853
Cost of fulfillment	358	175
Other receivables	180	261
Total current other assets	**12,808**	**14,476**
Total other assets	**14,929**	**16,794**

Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

* Includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with Ind AS 115, *Revenue from Contract with Customers*. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at March 31, 2024 and March 31, 2023, the financial liability pertaining to such arrangements amounts to ₹372 crore and ₹731 crore, respectively. For the year ended March 31, 2023, ₹118 crore was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction (Refer to Note 2.13)

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.11 Financial instruments

Accounting policy

2.11.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its

investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of these instruments.

2.11.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2024 are as follows:

(In ₹ crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.9)*	14,786	–	–	–	–	14,786	14,786
Investments *(Refer to Note 2.5)*							
Equity and preference securities	–	–	–	206	–	206	206
Tax-free bonds and government bonds	1,759	–	–	–	–	1,759	1,973 [(1)]
Liquid mutual fund units	–	–	2,615	–	–	2,615	2,615
Target maturity fund units	–	–	431	–	–	431	431
Non-convertible debentures	–	–	–	–	4,179	4,179	4,179
Government securities	–	–	–	–	7,362	7,362	7,362
Commercial paper	–	–	–	–	4,830	4,830	4,830
Certificates of deposit	–	–	–	–	3,043	3,043	3,043
Other investments	–	–	198	–	–	198	198
Trade receivables *(Refer to Note 2.8)*	30,193	–	–	–	–	30,193	30,193
Loans *(Refer to Note 2.6)*	282	–	–	–	–	282	282
Other financial assets *(Refer to Note 2.7)*[(3)]	15,106	–	61	–	23	15,190	15,106 [(2)]
Total	**62,126**	**–**	**3,305**	**206**	**19,437**	**85,074**	**85,204**
Liabilities							
Trade payables *(Refer to Note 2.14)*	3,956	–	–	–	–	3,956	3,956
Lease liabilities *(Refer to Note 2.21)*	8,359	–	–	–	–	8,359	8,359
Financial liability under option arrangements *(Refer to Note 2.13)*	–	–	597	–	–	597	597
Other financial liabilities *(Refer to Note 2.13)*	15,750	–	30	–	1	15,781	15,781
Total	**28,065**	**–**	**627**	**–**	**1**	**28,693**	**28,693**

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹84 crore

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2023 were as follows :

(In ₹ crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.9)*	12,173	–	–	–	–	12,173	12,173
Investments *(Refer to Note 2.5)*							
Equity and preference securities	–	–	–	196	–	196	196
Tax-free bonds and government bonds	1,920	–	–	–	–	1,920	2,148 [1]
Liquid mutual fund units	–	–	975	–	–	975	975
Target maturity fund units	–	–	402	–	–	402	402
Non-convertible debentures	–	–	–	–	3,868	3,868	3,868
Government securities	–	–	–	–	7,632	7,632	7,632
Commercial paper	–	–	–	–	742	742	742
Certificates of deposit	–	–	–	–	3,574	3,574	3,574
Other investments	–	–	169	–	–	169	169
Trade receivables *(Refer to Note 2.8)*	25,424	–	–	–	–	25,424	25,424
Loans *(Refer to Note 2.6)*	328	–	–	–	–	328	328
Other financial assets *(Refer to Note 2.7)*[3]	14,301	–	69	–	32	14,402	14,311 [2]
Total	**54,146**	–	**1,615**	**196**	**15,848**	**71,805**	**71,942**
Liabilities							
Trade payables *(Refer to Note 2.14)*	3,865	–	–	–	–	3,865	3,865
Lease liabilities *(Refer to Note 2.21)*	8,299	–	–	–	–	8,299	8,299
Financial liability under option arrangements *(Refer to Note 2.13)*	–	–	600	–	–	600	600
Other financial liabilities *(Refer to Note 2.13)*	17,359	–	161	–	14	17,534	17,534
Total	**29,523**	–	**761**	–	**14**	**30,298**	**30,298**

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹84 crore

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2024 is as follows :

(In ₹ crore)

Particulars	As at March 31, 2024	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments *(Refer to Note 2.5)*				
Investments in liquid mutual funds	2,615	2,615	–	–
Investments in target maturity fund units	431	431	–	–
Investments in tax-free bonds	1,944	1,944	–	–
Investments in government bonds	29	29	–	–
Investments in non-convertible debentures	4,179	3,922	257	–
Investment in government securities	7,362	7,289	73	–
Investments in equity securities	115	113	–	2
Investments in preference securities	91	–	–	91
Investments in commercial paper	4,830	–	4,830	–
Investments in certificates of deposit	3,043	–	3,043	–
Other investments	198	–	–	198
Others				
Derivative financial instruments – gain on outstanding foreign exchange forward and option contracts	84	–	84	–
Liabilities				
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts *(Refer to Note 2.13)*	31	–	31	–
Financial liability under option arrangements *(Refer to Note 2.13)*[1]	597	–	–	597

[1] Discount rate ranges from 9% to 15%

During the year ended March 31, 2024, government securities , non-convertible debentures and tax-free bonds of ₹2,143 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, government securities of ₹73 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 was as follows :

(In ₹ crore)

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments *(Refer to Note 2.5)*				
Investments in liquid mutual funds	975	975	–	–
Investments in target maturity fund units	402	402	–	–
Investments in tax-free bonds	2,120	1,331	789	–
Investments in government bonds	28	28	–	–
Investments in non-convertible debentures	3,868	1,793	2,075	–
Investment in government securities	7,632	7,549	83	–
Investments in equity instruments	3	–	–	3
Investments in preference securities	193	–	–	193
Investments in commercial paper	742	–	742	–
Investments in certificates of deposit	3,574	–	3,574	–

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Other investments	169	–	–	169
Others				
Derivative financial instruments – gain on outstanding foreign exchange forward and option contracts *(Refer to Note 2.7)*	101	–	101	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign exchange forward and option contracts *(Refer to Note 2.13)*	78	–	78	–
Financial liability under option arrangements *(Refer to Note 2.13)*[(1)]	600	–	–	600
Liability towards contingent consideration *(Refer to Note 2.13)*[(1)]	97	–	–	97

[(1)] Discount rate ranges from 10% to 15%

During the year ended March 31, 2023, government securities and tax-free bonds of ₹383 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, non-convertible debentures of ₹1,611 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The Group is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The analysis of foreign currency risk from financial assets and liabilities as at March 31, 2024 is as follows :

(In ₹ crore)

Particulars	US Dollar	Euro	United Kingdom Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	26,126	9,559	2,153	1,479	2,917	42,234
Net financial liabilities	(11,925)	(3,378)	(710)	(813)	(2,218)	(19,044)
Total	**14,201**	**6,181**	**1,443**	**666**	**699**	**23,190**

The analysis of foreign currency risk from financial assets and liabilities as at March 31, 2023 was as follows :

(In ₹ crore)

Particulars	US Dollar	Euro	United Kingdom Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	20,777	7,459	1,816	1,809	2,604	34,465
Net financial liabilities	(12,148)	(3,734)	(737)	(953)	(2,208)	(19,780)
Total	**8,629**	**3,725**	**1,079**	**856**	**396**	**14,685**

Sensitivity analysis between Indian rupee and US Dollar

Particulars	Year ended March 31,	
	2024	2023
Impact on the Group's incremental operating margins	0.43%	0.44%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows :

Particulars	As at March 31, 2024		As at March 31, 2023	
	In million	In ₹ crore	In million	In ₹ crore
Derivatives designated as cash flow hedges				
Forward contracts				
In Euro	30	270	–	–
Option contracts				
In Euro	236	2,121	325	2,907
In Australian Dollar	106	573	140	770
In United Kingdom Pound Sterling	35	368	55	559
Other derivatives				
Forward contracts				
In US Dollar	1,423	11,866	1,670	13,726
In Euro	574	5,163	316	2,825
In Singapore Dollar	171	1,046	204	1,245
In United Kingdom Pound Sterling	86	902	86	877
In Swiss Franc	17	158	1	8
In New Zealand Dollar	30	149	30	154
In Czech Koruna	374	135	364	134
In Danish Krone	100	121	–	–
In Norwegian Krone	130	100	100	79
In Canadian Dollar	15	92	–	–
In Australian Dollar	14	75	10	55
In Hungarian Forint	2,500	57	–	–
In Chinese Yuan	43	49	41	49
In South African rand	85	37	85	39

Particulars	As at March 31, 2024		As at March 31, 2023	
	In million	In ₹ crore	In million	In ₹ crore
Option contracts				
In US Dollar	543	4,527	300	2,465
In Euro	100	897	160	1,431
In Australian Dollar	20	111	30	165
In United Kingdom Pound Sterling	–	–	15	153
Total forwards and options contracts		**28,817**		**27,641**

The group recognized a net gain of ₹186 crore during year ended March 31, 2024 and a net loss of ₹558 crore for the year ended March 31, 2023, respectively, on derivative financial instruments not designated as cash flow hedges which are included in other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In ₹ crore)

Particulars	As at March 31,	
	2024	2023
Not later than one month	10,877	13,155
Later than one month and not later than three months	15,963	11,159
Later than three months and not later than one year	1,977	3,327
Total	**28,817**	**27,641**

During the year ended March 31, 2024 and March 31, 2023, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of March 31, 2024 are expected to occur and will be reclassified to the Consolidated Statement of Profit and Loss within three months.

The Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the year ended March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Gain / (Loss)		
Balance at the beginning of the year	(5)	2
Gain / (Loss) recognized in other comprehensive income during the year	8	90
Amount reclassified to profit or loss during the year	7	(99)
Tax impact on above	(4)	2
Balance at the end of the year	**6**	**(5)**

The Group offsets a financial asset and a financial liability when it

currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In ₹ crore)

Particulars	As at March 31, 2024		As at March 31, 2023	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	98	(45)	127	(104)
Amount set off	(14)	14	(26)	26
Net amount presented in Balance Sheet	**84**	**(31)**	**101**	**(78)**

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹30,193 crore and ₹25,424 crore as at March 31, 2024 and March 31, 2023, respectively and unbilled revenues amounting to ₹14,548 crore and ₹16,738 crore as at March 31, 2024 and March 31, 2023, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenues from customers primarily located in the United States of America. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from top five customers and top ten customers is as follows :

(In %)

Particulars	Year ended March 31,	
	2024	2023
Revenue from top five customers	13.3	12.7
Revenue from top ten customers	20.0	20.2

Credit risk exposure

The Group's credit period generally ranges from 30-75 days.

The allowance for lifetime ECL on customer balances for the year ended March 31, 2024 and March 31, 2023 was ₹90 crore and ₹228 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Balance at the beginning	961	858
Impairment loss recognized / (reversed), net	90	228
Amounts written off	(98)	(166)
Translation differences	–	41
Balance at the end	**953**	**961**

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Trade receivables	30,193	25,424
Unbilled revenues	14,548	16,738

Days sales outstanding was 71 days and 62 days as of March 31, 2024 and March 31, 2023, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these *Consolidated financial statements.*

The investments of the Group primarily include investment in liquid mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial paper, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per the Group's risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2024, the Group had a working capital of ₹50,638 crore including cash and cash equivalents of ₹14,786 crore and current investments of ₹12,915 crore. As at March 31, 2023, the Group had a working capital of ₹31,695 crore including cash and cash equivalents of ₹12,173 crore and current investments of ₹6,909 crore.

As at March 31, 2024 and March 31, 2023, the outstanding compensated absences were ₹2,711 crore and ₹2,482 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2024 are as follows :

(In ₹ crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	3,956	–	–	–	3,956
Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis *(Refer to Note 2.13)*	13,820	1,321	570	67	15,778
Financial liability under option arrangements on an undiscounted basis *(Refer to Note 2.13)*	554	–	–	136	690

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2023 were as follows :

(In ₹ crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	3,865	–	–	–	3,865
Other financial liabilities (excluding liability towards contingent consideration) *(Refer to Note 2.13)*	15,403	1,532	438	13	17,386
Financial liability under option arrangements on an undiscounted basis *(Refer to Note 2.13)*	676	–	–	–	676
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.13)*	101	–	–	–	101

2.12 Equity

Accounting policy

Ordinary shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from securities premium.

Description of reserves

Capital Redemption Reserve

In accordance with Section 69 of the Indian Companies Act, 2013, the Company creates a Capital Redemption Reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled, share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income-tax Act, 1961.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1 Equity share capital

(In ₹ crore, except as otherwise stated)

Particulars	Year ended March 31,	
	2024	2023
Authorized		
Equity shares, ₹5 par value		
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, subscribed and paid-up		
Equity shares, ₹5 par value[(1)]	2,071	2,069
413,99,50,635 (413,63,87,925) equity shares fully paid-up[(2)]		
	2,071	**2,069**

Note: Forfeited shares amounted to ₹1,500 (₹1,500)

(1) Refer to Note 2.23 for details of basic and diluted shares

(2) Net of treasury shares 1,09,16,829 (1,21,72,119)

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADSs) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2024:

Buyback

In the period of five years immediately preceding March 31, 2024, the Company had purchased and extinguished a total of 21,41,00,951 fully paid-up equity shares of face value ₹5 each from the stock exchange. The Company has only one class of equity shares.

Capital Allocation Policy

Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback / special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in February 2023

In line with the Capital Allocation Policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of postal ballot.

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period, the Company had purchased and extinguished a total of 6,04,26,348 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,539.06 per equity share comprising 1.44% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created a Capital Redemption Reserve of ₹30 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2024, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.12.2 Shareholding of promoter

Shares held by promoters at March 31, 2024:

Promoter name	No. of shares	% of total shares	% change during the year
Sudha Gopalakrishnan	9,53,57,000	2.30	–
Rohan Murty	6,08,12,892	1.47	–
S Gopalakrishnan	3,18,53,808	0.77	(23.89)
Nandan M Nilekani	4,07,83,162	0.98	–
Akshata Murty	3,89,57,096	0.94	–
Asha Dinesh	3,85,79,304	0.93	–
Sudha N Murty	3,45,50,626	0.83	–
Rohini Nilekani	3,43,35,092	0.83	–
Dinesh Krishnaswamy	3,24,79,590	0.78	–
Shreyas Shibulal	2,13,23,515	0.51	(10.04)
N R Narayana Murthy	1,51,45,638	0.36	(9.01)
Nihar Nilekani	1,26,77,752	0.31	–
Janhavi Nilekani	85,89,721	0.21	–
Kumari Shibulal	49,45,935	0.12	(5.77)
Deeksha Dinesh	76,46,684	0.18	–
Divya Dinesh	76,46,684	0.18	–
Meghana Gopalakrishnan	1,48,34,928	0.36	206.83
Shruti Shibulal	27,37,538	0.07	–
S D Shibulal	52,08,673	0.13	(10.42)
Ekagrah Rohan Murty	15,00,000	0.04	100.00
Promoters Group			
Gaurav Manchanda	1,25,24,106	0.30	(8.82)
Milan Shibulal Manchanda	65,13,389	0.16	(6.52)
Nikita Shibulal Manchanda	65,13,389	0.16	(6.52)
Bhairavi Madhusudhan Shibulal	60,21,716	0.15	(9.84)
Shray Chandra	7,19,424	0.02	–
Tanush Nilekani Chandra	33,56,017	0.08	–

The percentage shareholding above has been computed considering the outstanding number of shares of 415,08,67,464 as at March 31, 2024.

2.12.3 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders is as follows :

(In ₹)

Particulars	Year ended March 31,	
	2024	2023
Final dividend for fiscal 2022	–	16.00
Interim dividend for fiscal 2023	–	16.50
Final dividend for fiscal 2023	17.50	–
Interim dividend for fiscal 2024	18.00	–

During the year ended March 31, 2024, on account of the final dividend for fiscal 2023 and interim dividend for fiscal 2024, the Company has incurred a net cash outflow of ₹14,692 crore (excluding dividend paid on treasury shares).

The Board of Directors, in its meeting held on April 18, 2024, recommended a final dividend of ₹20 per equity share for the financial year ended March 31, 2024 and a special dividend of ₹8 per equity share. The payment is subject to the approval of shareholders in the AGM of the Company to be held on June 26, 2024 and if approved, would result in a net cash outflow of approximately ₹11,592 crore (excluding dividend paid on treasury shares).

The details of shareholders holding more than 5% shares as at March 31, 2024 and March 31, 2023 are as follows :

Name of the shareholder	As at March 31, 2024		As at March 31, 2023	
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	44,24,17,564	10.66	50,57,90,851	12.19
Life Insurance Corporation of India	38,59,52,941	9.30	29,82,44,977	7.19

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore, except as stated otherwise)

Particulars	As at March 31, 2024		As at March 31, 2023	
	Number of shares	% held	Number of shares	% held
As at the beginning of the year	**413,63,87,925**	**2,069**	**419,30,12,929**	**2,098**
Add: Shares issued on exercise of employee stock options	35,62,710	2	38,01,344	1
Less: Shares bought back	–	–	6,04,26,348	30
As at the end of the year	**413,99,50,635**	**2,071**	**413,63,87,925**	**2,069**

2.12.4 Employee Stock Option Plan (ESOP)

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the consolidated statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of four years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity-settled and cash-settled RSUs and stock options would vest generally over a period of four years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,09,16,829 and 1,21,72,119 shares as at March 31, 2024 and March 31, 2023, respectively, under the 2015 Plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2024 and March 31, 2023.

The summary of grants made during year ended March 31, 2024 and March 31, 2023 is as follows :

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2024	2023	2024	2023
Equity-settled RSUs				
Key Management Personnel (KMP)	1,41,171	2,10,643	4,98,730	3,67,479
Employees other than KMP	40,46,731	37,04,014	46,40,640	17,84,975
	41,87,902	**39,14,657**	**51,39,370**	**21,52,454**
Cash-settled RSUs				
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	–	–	1,76,990	92,400
	–	–	1,76,990	92,400
Total grants	**41,87,902**	**39,14,657**	**53,16,360**	**22,44,854**

Notes on grants to KMP

CEO & MD

Under the 2015 Plan

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the following grants for fiscal 2024. In accordance with such approval the following grants were made effective May 2, 2023.

- 2,72,026 performance-based RSUs (annual performance equity grant) of fair value of ₹34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.
- 15,656 performance-based grant of RSUs (annual performance equity ESG grant) of fair value of ₹2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.
- 39,140 performance-based grant of RSUs (annual performance equity TSR grant) of fair value of ₹5 crore . These RSUs will vest in line with the employment agreement based on Company's performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, an annual time-based grant of 18,104 RSUs was made effective February 1, 2024 for fiscal 2024.

Though the annual time-based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2024, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, *Share-based payments.* The grant date for this purpose in accordance with Ind AS 102, *Share-based payments* is July 1, 2022.

Under the 2019 Plan

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved a performance-based grant of RSUs amounting to ₹10 crore for fiscal 2024 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 78,281 performance-based RSUs were granted effective May 2, 2023.

Other KMP

Under the 2015 Plan

During the year ended March 31, 2024, based on recommendations of Nomination and Remuneration Committee, the Board approved 1,47,030 time-based RSUs and 6,774 performance-based RSUs to other KMP under the 2015 Plan. Time-based RSUs will vest over three to four years and performance-based RSUs will vest over three years based on certain performance targets.

Under the 2019 Plan

During the year ended March 31, 2024, based on recommendations of Nomination and Remuneration Committee, the Board approved performance-based grants of 62,890 RSUs to other KMPs under the 2019 Plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Granted to:		
KMP*	68	49
Employees other than KMP	584	470
Total (1)	**652**	**519**
(1) Cash-settled stock compensation expense included in the above	13	5

* Includes reversal of employee stock compensation expense on account of resignation / retirement of key managerial personnel.

The activity in the 2015 and 2019 Plan for equity-settled, share-based payment transactions during the year ended March 31, 2024 and March 31, 2023 is as follows :

Particulars	Year ended March 31, 2024		Year ended March 31, 2023	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: RSU				
Outstanding at the beginning	54,08,018	5.00	62,32,975	4.82
Granted	51,39,370	5.00	21,52,454	5.00
Exercised	18,15,025	5.00	21,05,904	4.50
Forfeited and expired	6,56,305	5.00	8,71,507	4.93
Outstanding at the end	**80,76,058**	**5.00**	**54,08,018**	**5.00**
Exercisable at the end	8,31,050	4.98	7,87,976	4.97
2015 Plan: Employee Stock Options (ESOPs)				
Outstanding at the beginning	1,34,030	529	7,00,844	557
Granted	–	–	–	–
Exercised	51,980	499	5,66,814	596
Forfeited and expired	–	–	–	–
Outstanding at the end	**82,050**	**551**	**1,34,030**	**529**
Exercisable at the end	82,050	551	1,34,030	529
2019 Plan: RSU				
Outstanding at the beginning	72,22,038	5.00	49,58,938	5.00
Granted	41,87,902	5.00	39,14,657	5.00
Exercised	16,95,705	5.00	11,28,626	5.00
Forfeited and expired	16,90,380	5.00	5,22,931	5.00
Outstanding at the end	**80,23,855**	**5.00**	**72,22,038**	**5.00**
Exercisable at the end	8,14,798	5.00	13,52,150	5.00

The weighted average share price of option exercised is as follows :

(In ₹)

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2024	2023	2024	2023
Weighted average share price of options exercised	1,352	1,485	1,414	1,515

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2024 is as follows :

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0 - 5 (RSU)	80,23,855	1.42	5	80,76,058	1.77	5
450 - 640 (ESOP)	–	–	–	82,050	1.10	551

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2023 was as follows :

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0 - 5 (RSU)	72,22,038	1.33	5.00	54,08,018	1.49	5.00
450 - 630 (ESOP)	–	–	–	1,34,030	1.77	529

As at March 31, 2024 and March 31, 2023, 2,91,795 and 2,24,924 cash-settled options were outstanding, respectively. The carrying value of liability towards cash-settled, share-based payments was ₹13 crore and ₹4 crore as at March 31, 2024 and March 31, 2023, respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR-based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity-settled award is estimated on the date of grant using the following assumptions :

Particulars	For options granted in			
	Fiscal 2024 Equity shares-RSU	Fiscal 2024-ADS-RSU	Fiscal 2023-Equity shares-RSU	Fiscal 2023-ADS-RSU
Weighted average share price (₹) / ($ ADS)	1,588	19.19	1,525	18.08
Exercise price (₹) / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-31	25-33	23-32	27-34
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	7	4-5	5-7	2-5
Weighted average fair value as on grant date (₹) / ($ ADS)	1,317	16.27	1,210	13.69

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP.

2.13 Other financial liabilities

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Non-current		
Others		
Accrued compensation to employees [1]	7	5
Accrued expenses [1]	1,779	1,628
Compensated absences	89	83
Financial liability under option arrangements [2]#	98	–
Other payables [1][4]	157	342
Total non-current other financial liabilities	**2,130**	**2,058**
Current		
Unpaid dividends [1]	37	37
Others		
Accrued compensation to employees [1]	4,454	4,174
Accrued expenses [1]	8,224	7,802
Payable for acquisition of business – Contingent consideration [2]	–	97
Payable by controlled trusts [1]	211	211
Compensated absences	2,622	2,399
Financial liability under option arrangements [2]#	499	600
Foreign currency forward and options contracts [2][3]	31	78
Capital creditors [1]	310	674
Other payables [1][4]	571	2,486
Total current other financial liabilities	**16,959**	**18,558**
Total other financial liabilities	**19,089**	**20,616**
[1] Financial liability carried at amortized cost	15,750	17,359
[2] Financial liability carried at fair value through profit or loss	627	761
[3] Financial liability carried at fair value through other comprehensive income	1	14
Financial liability under option arrangements on an undiscounted basis	690	676
Contingent consideration on undiscounted basis	–	101

[4] Deferred contract cost in Note 2.10 includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with Ind AS 115, *Revenue from Contract with Customers*. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at March 31, 2024 and March 31, 2023, the financial liability pertaining to such arrangements amounts to ₹372 crore and ₹731 crore, respectively. For the year ended March 31, 2023, ₹118 crore was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction.

Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

2.14 Trade payables

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Trade payables	3,956	3,865
Total trade payables	**3,956**	**3,865**

The trade payables ageing schedule for the year ended as on March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	Not due	Outstanding for following periods from due date of payment				Total
		Less than 1 year	1-2 years	2-3 years	More than 3 years	
Trade payables	3,789	167	–	–	–	3,956
	3,040	825	–	–	–	3,865
Total trade payables	**3,789**	**167**	–	–	–	**3,956**
	3,040	**825**	–	–	–	**3,865**

There are no transactions with struck off companies for the year ending March 31, 2024 and March 31, 2023.

2.15 Other liabilities

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Non-current		
Others		
Accrued defined benefit liability	159	445
Others	76	55
Total non-current other liabilities	**235**	**500**
Current		
Unearned revenue	7,341	7,163
Others		
Withholding taxes and others	3,185	3,632
Accrued defined benefit liability	5	4
Others	8	31
Total current other liabilities	**10,539**	**10,830**
Total other liabilities	**10,774**	**11,330**

2.16 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Group provides its clients with a fixed-period post-sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Current		
Others		
Post-sales client support and other provisions	1,796	1,307
Total provisions	**1,796**	**1,307**

The movement in the provision for post-sales client support is as follows :

(In ₹ crore)

Particulars	Year ended March 31, 2024
Balance at the beginning	**1,307**
Provision recognized / (reversed)	895
Provision utilized	(421)
Translation difference	15
Balance at the end	**1,796**

Provision for post-sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of one year.

Provision for post-sales client support and other provisions is included in cost of sales in the Consolidated Statement of Profit and Loss.

2.17 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes

in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Consolidated Statement of Profit and Loss comprises :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Current taxes	8,390	9,287
Deferred taxes	1,350	(73)
Income tax expense	**9,740**	**9,214**

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Profit before income taxes	35,988	33,322
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	12,576	11,644
Tax effect due to non-taxable income for Indian tax purposes	(3,009)	(2,916)
Overseas taxes	1,128	1,060
Tax provision (reversals)	(937)	(106)
Effect of exempt non-operating income	(49)	(52)
Effect of unrecognized deferred tax assets	203	109
Effect of differential tax rates	(568)	(329)
Effect of non-deductible expenses	165	153
Others	231	(349)
Income tax expense	**9,740**	**9,214**

The applicable Indian corporate statutory tax rate for the years ended March 31, 2024 and March 31, 2023 is 34.94% each.

Income tax expense for the year ended March 31, 2024 and March 31, 2023 includes reversal (net of provisions) of ₹937 crore and ₹106 crore, respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ended March 31, 2024, the Company received orders under Sections 250 and 254 of the Income-tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result, interest income (pre-tax) of ₹1,933 crore was recognized and provision for income tax aggregating ₹525 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to ₹1,628 crore has been reduced from contingent liabilities.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961. (Refer to Special Economic Zone Re-investment reserve under Note 2.12 Equity)

Deferred income tax for the year ended March 31, 2024 and March 31, 2023 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2024, Infosys' US branch net assets amounted to approximately ₹7,844 crore. As at March 31, 2024, the Company has a deferred tax liability for Branch Profit Tax of ₹269 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹10,776 crore and ₹10,948 crore as at March 31, 2024 and March 31, 2023, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

The Group majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax free manner.

Deferred income tax assets have not been recognized on accumulated losses of ₹4,668 crore and ₹4,423 crore as at March 31, 2024 and March 31, 2023, respectively, as it is probable that future taxable profit will not be available against which the unused tax losses can be utilized in the foreseeable future.

The details of expiration of unused tax losses as at March 31, 2024 are as follows :

(In ₹ crore)

Year	As at March 31, 2024
2025	13
2026	202
2027	128
2028	467
2029	684
Thereafter	3,174
Total	**4,668**

The details of expiration of unused tax losses as at March 31, 2023 were as follows :

(In ₹ crore)

Year	As at March 31, 2023
2024	122
2025	138
2026	146
2027	88
2028	494
Thereafter	3,435
Total	**4,423**

The details of income tax assets and income tax liabilities as at March 31, 2024 and March 31, 2023 are as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Income tax assets	9,442	6,459
Current income tax liabilities	3,585	3,384
Net current income tax asset / (liability) at the end	**5,857**	**3,075**

The gross movement in the current income tax assets / (liabilities) for the year ended March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Net current income tax asset / (liability) at the beginning	**3,075**	**3,545**
Translation differences	–	1
Income tax paid	9,231	8,794
Interest on income tax refund	1,934	–
Current income tax expense	(8,390)	(9,287)
Income tax benefit arising on exercise of stock options	3	51
Additions through business combination	–	(12)
Tax impact on buyback expenses	–	9
Income tax on other comprehensive income	4	(24)
Impact on account of Ind AS 37 adoption	–	(2)
Net current income tax asset / (liability) at the end	**5,857**	**3,075**

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2024 is as follows :

(In ₹ crore)

Particulars	Carrying value as at April 1, 2023	Changes through profit and loss	Addition through business combination	Impact on account of Ind AS 37 adoption	Changes through OCI	Translation difference	Carrying value as at March 31, 2024
Deferred income tax assets / (liabilities)							
Property, plant and equipment	169	75	–	–	–	–	244
Lease liabilities	223	(25)	–	–	–	–	198
Accrued compensation to employees	68	(6)	–	–	–	–	62
Trade receivables	261	(40)	–	–	–	2	223
Compensated absences	576	50	–	–	–	1	627
Post-sales client support	248	(192)	–	–	–	–	56
Credits related to branch profits	718	84	–	–	–	9	811
Derivative financial instruments	–	(7)	–	–	(4)	–	(11)
Intangible assets	62	1	–	–	–	1	64
Intangibles arising on business combinations	(344)	63	–	–	–	(1)	(282)
Branch profit tax	(866)	(202)	–	–	–	(12)	(1,080)
SEZ re-investment reserve	(1,351)	(645)	–	–	–	–	(1,996)
Interest receivable on income tax refund	–	(487)	–	–	–	–	(487)
Others	261	(19)	–	–	(4)	(7)	231
Total deferred income tax assets / (liabilities)	**25**	**(1,350)**	**–**	**–**	**(8)**	**(7)**	**(1,340)**

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2023 was as follows :

(In ₹ crore)

Particulars	Carrying value as at April 1, 2022	Changes through profit and loss	Addition through business combination	Impact on account of Ind AS 37 adoption	Changes through OCI	Translation difference	Carrying value as at March 31, 2023
Deferred income tax assets / (liabilities)							
Property, plant and equipment	156	17	–	–	–	(4)	169
Lease liabilities	180	43	–	–	–	–	223
Accrued compensation to employees	51	15	–	–	–	2	68
Trade receivables	213	48	–	–	–	–	261
Compensated absences	529	47	–	–	–	–	576
Post-sales client support	131	114	–	2	–	1	248
Credits related to branch profits	676	(13)	–	–	–	55	718
Derivative financial instruments	(25)	22	–	–	2	1	–
Intangible assets	49	8	–	–	–	5	62
Intangibles arising on business combinations	(308)	70	(80)	–	–	(26)	(344)
Branch profit tax	(834)	35	–	–	–	(67)	(866)
SEZ re-investment reserve	(852)	(499)	–	–	–	–	(1,351)
Others	90	166	(1)	–	–	6	261
Total deferred income tax assets / (liabilities)	**56**	**73**	**(81)**	**2**	**2**	**(27)**	**25**

The deferred income tax assets and liabilities are as follows :

Particulars	Year ended March 31,	
	2024	2023
Deferred income tax assets after set off	454	1,245
Deferred income tax liabilities after set off	(1,794)	(1,220)

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company's Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company's best estimate determined based on the expected value method.

2.18 Revenue from operations

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group's core and digital offerings (together called as "software-related services") and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services ("performance obligations") to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services ("transaction price"). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group's contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone-based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost

plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license are made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight-line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, non-recurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Revenue from software services	145,285	137,575
Revenue from products and platforms	8,385	9,192
Total revenue from operations	**153,670**	**146,767**

Products and platforms

The Group also derives revenues from the sale of products and platforms including Finacle® – core banking solution, Edge Suite of products, Panaya platform, Infosys Equinox, Infosys Helix, Infosys Applied AI, Infosys Cortex, Stater digital platform and Infosys McCamish – insurance platform.

Disaggregated revenue information

Revenue disaggregation by business segments has been included in segment information (Refer to Note 2.26). The table below presents disaggregated revenues from contracts with customers by geography and contract type. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

For the year ended March 31, 2024 and March 31, 2023 :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Revenues by geography*		
North America	92,411	90,724
Europe	42,267	37,675
India	3,881	3,861
Rest of the World	15,111	14,507
Total	**1,53,670**	**1,46,767**

* Geographical revenue is based on the domicile of customer

The percentage of revenue from fixed-price contracts for each of the year ended March 31, 2024 and March 31, 2023 is approximately 53% and 52%, respectively.

Trade receivables and contract balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group's Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group's receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed-price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed-price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed-price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

During the year ended March 31, 2024 and March 31, 2023, the Company recognized revenue of ₹5,432 crore and ₹5,387 crore arising from opening unearned revenue as of April 1, 2023 and April 1, 2022, respectively.

During the year ended March 31, 2024 and March 31, 2023, ₹7,023 crore and ₹5,950 crore of unbilled revenue pertaining to other fixed-price and fixed-time frame contracts as of April 1, 2023 and April 1, 2022, respectively has been reclassified to trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2024, other than those meeting the exclusion criteria mentioned above, is ₹90,658 crore. Out of this, the Group expects to recognize revenue of around 53.0% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2023 was ₹80,867 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 Other income, net

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investment and exchange gain / loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency – Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, EdgeVerve, Skava, Infosys Green Forum, Danske IT and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the consolidated statement of profit and loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Interest income on financial assets carried at amortized cost		
Tax-free bonds and government bonds	131	149
Deposit with bank and others	929	712
Interest income on financial assets carried at fair value through other comprehensive income		
Non-convertible debentures, commercial paper, certificates of deposit and government securities	1,007	955
Income on investments carried at fair value through profit or loss:		
Gain / (loss) on liquid mutual funds and other investments	285	148
Income on investments carried at fair value through other comprehensive income	-	1
Interest on income tax refund	1,965	3
Exchange gains / (losses) on forward and options contracts	100	(647)
Exchange gains / (losses) on translation of other assets and liabilities	87	1,062
Miscellaneous income, net	207	318
Total other income	**4,711**	**2,701**

2.20 Expenses

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Employee benefit expenses		
Salaries including bonus	79,315	75,239
Contribution to provident and other funds	2,213	2,143
Share-based payments to employees *(Refer to Note 2.12)*	652	519
Staff welfare	440	458
	82,620	**78,359**
Cost of software packages and others		
For own use	2,145	1,937
Third party items bought for service delivery to clients	11,370	8,965
	13,515	**10,902**
Other expenses		
Repairs and maintenance	1,278	1,208
Power and fuel	199	176
Brand and marketing	1,007	905
Rates and taxes	326	299
Consumables	170	158
Insurance	210	174
Provision for post-sales client support and others	75	120
Commission to non-whole time directors	16	15
Impairment loss recognized / (reversed) under expected credit loss model	121	283
Contributions towards Corporate Social Responsibility	533	471
Others	781	583
	4,716	**4,392**

2.21 Leases

Accounting policy

The Group as a lessee

The Group's lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset ("ROU") and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group's operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

The ROU assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU assets have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

The changes in the carrying value of ROU assets for the year ended March 31, 2024 are as follows :

(In ₹ crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers	
Balance as of April 1, 2023	**623**	**3,896**	**15**	**2,348**	**6,882**
Additions*	–	394	12	1,872	2,278
Deletions	(10)	(181)	(1)	(755)	(947)
Impairment#	–	(88)	–	–	(88)
Depreciation	(6)	(728)	(10)	(851)	(1,595)
Translation difference	(2)	5	1	18	22
Balance as of March 31, 2024	**605**	**3,298**	**17**	**2,632**	**6,552**

* Net of adjustments on account of modifications and lease incentives

\# Includes under other expenses. Refer to Note 2.20

The changes in the carrying value of ROU assets for the year ended March 31, 2023 were as follows :

(In ₹ crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers	
Balance as of April 1, 2022	**628**	**3,711**	**16**	**468**	**4,823**
Additions*	–	847	8	2,646	3,501
Deletions	–	(45)	–	(364)	(409)
Depreciation	(6)	(671)	(10)	(499)	(1,186)
Translation difference	1	54	1	97	153
Balance as of March 31, 2023	**623**	**3,896**	**15**	**2,348**	**6,882**

* Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

The break-up of current and non-current lease liabilities as at March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Current lease liabilities	1,959	1,242
Non-current lease liabilities	6,400	7,057
Total	**8,359**	**8,299**

The movement in lease liabilities during the year ended March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Balance at the beginning	**8,299**	**5,474**
Additions	2,190	3,503
Deletions	(444)	(49)
Finance cost accrued during the period	326	245
Payment of lease liabilities	(2,030)	(1,241)
Translation difference	18	367
Balance at the end	**8,359**	**8,299**

The details regarding the contractual maturities of lease liabilities as at March 31, 2024 and March 31, 2023 on an undiscounted basis are as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Less than one year	2,152	1,803
One to five years	6,123	5,452
More than five years	994	1,978
Total	**9,269**	**9,233**

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹97 crore and ₹92 crore for the year ended March 31, 2024 and March 31, 2023, respectively.

The movement in the net investment in sublease of ROU assets during the year ended March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Balance at the beginning	**358**	**372**
Additions	–	6
Deletions	(346)	–
Interest income accrued during the period	–	13
Lease receipts	(3)	(63)
Translation difference	–	30
Balance at the end	**9**	**358**

Leases not yet commenced to which Group is committed is ₹497 crore for a lease term ranging from three years to eight years.

2.22 Employee benefits

Accounting policy

Gratuity and pensions

The Group provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust ("the Trust"). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and / or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.22.1 Gratuity and pension

The details of the defined benefit retirement plans and the amounts recognized in the Group's financial statements as at March 31, 2024 and March 31, 2023 are as follows :

(In ₹ crore)

Particulars	Gratuity		Pension	
	As at March 31,		As at March 31,	
	2024	2023	2024	2023
Change in benefit obligations				
Benefit obligations at the beginning	**1,778**	**1,722**	**917**	**926**
Transfer	29	–	–	19
Service cost	307	276	54	41
Interest expense	121	103	20	5
Remeasurements – Actuarial (gains) / losses	34	(72)	24	(143)
Past service cost – plan amendments	–	(1)	(33)	–
Employee contribution	–	–	34	27
Benefits paid	(154)	(268)	(10)	(46)
Translation difference	1	18	14	88
Benefit obligations at the end	**2,116**	**1,778**	**1,020**	**917**
Change in plan assets				
Fair value of plan assets at the beginning	1,755	1,711	870	846
Transfer	–	–	–	19
Interest income	127	105	20	4
Remeasurements – Return on plan assets excluding amounts included in interest income	18	24	16	(95)
Employer contribution	328	175	51	37
Employee contribution	–	–	34	27
Benefits paid	(149)	(260)	(10)	(46)
Translation difference	–	–	10	78
Fair value of plan assets at the end	**2,079**	**1,755**	**991**	**870**
Funded status	(37)	(23)	(29)	(47)
Defined benefit plan asset *(Refer to Note 2.10)*	16	23	15	13
Defined benefit plan liability *(Refer to Note 2.15)*	(53)	(46)	(44)	(60)

The amounts for the year ended March 31, 2024 and March 31, 2023 recognized in the Consolidated Statement of Profit and Loss under employee benefit are as follows :

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2024	2023	2024	2023
Service cost	307	276	54	41
Net interest on the net defined benefit liability / (asset)	(6)	(2)	–	1
Plan amendments	–	(1)	(33)	–
Net cost	**301**	**273**	**21**	**42**

The amounts for the year ended March 31, 2024 and March 31, 2023 recognized in the Consolidated Statement of Other Comprehensive Income are as follows :

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2024	2023	2024	2023
Remeasurements of the net defined benefit liability / (asset)				
Actuarial (gains) / losses	34	(72)	24	(143)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(18)	(24)	(16)	95
	16	**(96)**	**8**	**(48)**

The break-up of actuarial (gains) / losses for the year ended March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2024	2023	2024	2023
(Gain) / loss from change in demographic assumptions	–	–	–	–
(Gain) / loss from change in financial assumptions	10	(62)	24	(148)
(Gain) / loss from experience adjustment	24	(10)	-	5
	34	**(72)**	**24**	**(143)**

The weighted-average assumptions used to determine benefit obligations as at March 31, 2024 and March 31, 2023 are as follows :

Particulars	Gratuity		Pension	
	As at March 31,		As at March 31,	
	2024	2023	2024	2023
Discount rate (in %)[(1)]	7.0	7.1	1.5-3.4	1.8- 3.8
Weighted average rate of increase in compensation levels (in %)[(2)]	6.0	6.0	1-3	1-3
Weighted average duration of defined benefit obligation[(3)]	5.8 years	5.9 years	12 years	12 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2024 and March 31, 2023 are as follows :

(In %)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2024	2023	2024	2023
Discount rate	7.1	6.5	1.8-3.8	0.4-1.7
Weighted average rate of increase in compensation levels	6.0	6.0	1-3	1-3

(1) For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

(2) The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company's past compensation revision trends, inflation in respective markets and management's estimate of future salary increases.

(3) Attrition rate considered is the Management's estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Group assesses all of the above assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2024 and March 31, 2023, and contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investment are diversified and provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurements) of the gratuity plan for the year ended March 31, 2024 and March 31, 2023 were ₹145 crore and ₹129 crore, respectively and for the pension plan were ₹36 crore and ₹(91) crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The details of major plan assets into various categories as at March 31, 2024 and March 31, 2023 are as follows :

(In %)

Particulars	Pension	
	As at March 31,	
	2024	2023
Equity	34	34
Bonds	32	32
Real estate / property	26	26
Cash and cash equivalents	1	1
Other	7	7

These defined benefit plans expose the Group to actuarial risk which are set out below:

Interest rate risk: The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.

Life expectancy and investment risk: The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lump sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don't achieve the investment return implied by these conversion rates.

Asset volatility: A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members' account balances.

The sensitivity of significant assumptions used for valuation of defined benefit obligation is as follows :

(In ₹ crore)

Impact from	As at March 31, 2024	
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	112	43
Weighted average rate of increase in compensation levels	103	7

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation and keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute ₹335 crore to gratuity and ₹45 crore to pension during the fiscal 2025.

The maturity profile of defined benefit obligation is as follows :

(In ₹ crore)

Particulars	Gratuity	Pension
Within 1 year	316	62
1-2 years	311	67
2-3 years	338	65
3-4 years	417	70
4-5 years	444	65
5-10 years	2,122	332

2.22.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

The funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Group's financial statements as at March 31, 2024 and March 31, 2023 is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Change in benefit obligations		
Benefit obligations at the beginning	**10,527**	**9,304**
Service cost	880	814
Employee contribution	1,652	1,689
Interest expense	764	625
Actuarial (gains) / loss	96	(82)
Benefits paid	(2,040)	(1,823)
Benefit obligations at the end	**11,879**	**10,527**
Change in plan assets		
Fair value of plan assets at the beginning	**10,184**	**9,058**
Interest income	740	609
Remeasurements – Return on plan assets excluding amounts included in interest income	234	(186)
Employer contribution	1,042	837
Employee contribution	1,652	1,689
Benefits paid	(2,040)	(1,823)
Fair value of plan assets at the end	**11,812**	**10,184**
Net liability *(Refer to Note 2.15)*	(67)	(343)

The amounts for the year ended March 31, 2024 and March 31, 2023 recognized in the consolidated statement of comprehensive income are as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Service cost	880	814
Net interest on the net defined benefit liability / asset	24	16
Net provident fund cost	**904**	**830**

The amounts for the year ended March 31, 2024 and March 31, 2023 recognized in the Consolidated Statement of Other Comprehensive Income are as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	96	(82)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(234)	186
	(138)	**104**

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at March 31,	
	2024	2023
Government of India (GOI) bond yield [(1)]	7.00%	7.10%
Expected rate of return on plan assets	8.20%	8.15%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.25%	8.15%

(1) In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The break-up of the plan assets into various categories as at March 31, 2024 and March 31, 2023 is as follows :

(In %)

Particulars	As at March 31,	
	2024	2023
Central and state government bonds	60	60
Public sector undertakings and Private sector bonds	30	33
Others	10	7

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations. The actuarial valuation of PF liability exposes the Group to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2024, the defined benefit obligation would be affected by approximately ₹66 crore and ₹110 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed ₹1,257 crore and ₹1,193 crore to the provident fund during the year ended March 31, 2024 and March 31, 2023, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.22.3 Superannuation

The Group contributed ₹513 crore and ₹487 crore during the year ended March 31, 2024 and March 31, 2023, respectively and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.22.4 Employee benefit costs include

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Salaries and bonus[1]	80,532	76,365
Defined contribution plans	670	627
Defined benefit plans	1,418	1,367
	82,620	**78,359**

(1) Includes employee stock compensation expense of ₹652 crore and ₹519 crore for the year ended March 31, 2024 and March 31, 2023, respectively.

2.23 Reconciliation of basic and diluted shares used in computing earnings per equity share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is as follows :

Particulars	Year ended March 31,	
	2024	2023
Basic earnings per equity share – weighted average number of equity shares outstanding[1]	413,85,68,090	418,08,97,857
Effect of dilutive common equivalent shares – share options outstanding	61,12,335	68,33,213
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	**414,46,80,425**	**418,77,31,070**

(1) excludes treasury shares

For the year ended March 31, 2024 and March 31, 2023, there were 1,19,711 and 9,960 options to purchase equity shares which had an anti-dilutive effect.

2.24 Contingent liabilities and commitments

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

2.24.1 Contingent liability

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Contingent liabilities :		
Claims against the Group, not acknowledged as debts[1]	3,583	4,762
[Amount paid to statutory authorities ₹8,754 crore (₹6,539 crore)]		

(1) As at March 31, 2024 and March 31, 2023, claims against the Group not acknowledged as debts in respect of income tax matters amounted to ₹2,794 crore and ₹4,062 crore, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income-tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to associated enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to ₹8,743 crore and ₹6,528 crore as at March 31, 2024 and March 31, 2023, respectively.

2.24.2 McCamish Cybersecurity incident

In November 2023, Infosys McCamish Systems (McCamish), a step-down subsidiary of Infosys Limited, experienced a cybersecurity incident resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists' assistance, substantially remediated and restored the affected applications and systems.

Loss of contracted revenues and costs incurred with respect to remediations, restoration, communication efforts, investigative processes and analysis, legal services and others amounted to $38 million (approximately ₹316 crore).

Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party eDiscovery vendor in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish's review process is ongoing. McCamish may incur additional costs including indemnities or damages / claims, which are indeterminable at this time.

On March 6, 2024, a class action complaint was filed in the U.S. District Court for the Northern District of Georgia against McCamish . The complaint arises out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. The complaint was purportedly filed on behalf of all individuals within the United States whose personally identifiable information was exposed to unauthorized third parties as a result of the incident.

2.24.3 Legal proceedings

Apart from this, the Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group's management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group's results of operations or financial condition.

2.24.4 Commitments

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Commitments :		
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)[1]	780	959
Other commitments*	79	92

[1] Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment.

* Uncalled capital pertaining to investments.

2.25 Related party transactions

List of related parties

(In %)

Name of subsidiaries	Country	Holdings as at March 31,	
		2024	2023
Infosys Technologies (China) Co. Limited (Infosys China) [(1)]	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico) [(1)]	Mexico	100	100
Infosys Technologies (Sweden) AB (Infosys Sweden) [(1)]	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) [(1)]	China	100	100
EdgeVerve Systems Limited (EdgeVerve) [(1)]	India	100	100
Infosys Austria GmbH [(1)]	Austria	100	100
Skava Systems Private Limited (Skava Systems) [(1)(22)]	India	100	100
Infosys Chile SpA [(1)]	Chile	100	100
Infosys Arabia Limited [(2)(22)]	Saudi Arabia	70	70
Infosys Consulting Ltda. [(1)]	Brazil	100	100
Infosys Luxembourg S.a.r.l [(1)]	Luxembourg	100	100
Infosys Americas Inc. (Infosys Americas) [(1)(30)]	US	–	100
Infosys Consulting S.R.L. [(1)(19)]	Argentina	100	100
Infosys Consulting S.R.L. [(1)]	Romania	100	100
Infosys Limited Bulgaria EOOD [(1)]	Bulgaria	100	100
Infosys Turkey Bilgi Teknolojileri Limited Sirketi [(1)]	Turkey	100	100
Infosys Germany Holding Gmbh [(1)]	Germany	100	100
Infosys Automotive and Mobility GmbH & Co. KG [(1)]	Germany	100	100
Infosys Green Forum [(1)]	India	100	100
Infosys Business Solutions LLC [(1)]	Qatar	100	100
WongDoody Inc. [(1)]	US	100	100
Danske IT and Support Services India Private Limited (Danske IT) [(1)(32)]	India	100	–
Infosys Public Services, Inc. USA (Infosys Public Services) [(1)]	US	100	100
Infosys Public Services Canada Inc. [(12)(23)]	Canada	100	100
Infosys BPM Limited [(1)]	India	100	100
Infosys BPM UK Limited [(3)]	UK	100	100
Infosys (Czech Republic) Limited s.r.o. [(3)]	Czech Republic	100	100
Infosys Poland Sp z.o.o [(3)]	Poland	100	100
Infosys McCamish Systems LLC [(3)]	US	100	100
Portland Group Pty Ltd [(3)]	Australia	100	100
Infosys BPO Americas LLC. [(3)]	US	100	100
Infosys BPM Canada Inc [(3)(31)(36)]	Canada	–	–
Panaya Inc. (Panaya) [(1)]	US	100	100
Panaya Ltd. [(4)]	Israel	100	100
Panaya Germany GmbH [(4)(27)]	Germany	100	100
Brilliant Basics Holdings Limited (Brilliant Basics) [(1)(22)]	UK	100	100
Brilliant Basics Limited [(5)(22)]	UK	100	100
Infosys Consulting Holding AG [(1)]	Switzerland	100	100
Infosys Management Consulting Pty Limited [(6)]	Australia	100	100
Infosys Consulting AG [(6)]	Switzerland	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2024	2023
Infosys Consulting GmbH [6]	Germany	100	100
Infosys Consulting SAS [6]	France	100	100
Infy Consulting B.V. [6]	The Netherlands	100	100
Infosys Consulting (Belgium) NV [6]	Belgium	100	100
Infy Consulting Company Ltd [6]	UK	100	100
GuideVision s.r.o. [7]	Czech Republic	100	100
GuideVision Deutschland GmbH [8]	Germany	100	100
GuideVision Suomi Oy [8]	Finland	100	100
GuideVision Magyarország Kft [8]	Hungary	100	100
GuideVision Polska Sp. z.o.o [8]	Poland	100	100
GuideVision UK Ltd [8][22]	UK	100	100
Infosys Nova Holdings LLC. (Infosys Nova) [1]	US	100	100
Outbox systems Inc. dba Simplus (US) [9]	US	100	100
Simplus ANZ Pty Ltd. [10]	Australia	100	100
Simplus Australia Pty Ltd [11]	Australia	100	100
Simplus Philippines, Inc. [10]	Philippines	100	100
Kaleidoscope Animations, Inc. [9]	US	100	100
Kaleidoscope Prototyping LLC [18][34]	US	–	100
Blue Acorn iCi Inc *(formerly Beringer Commerce Inc)* [9]	US	100	100
Infosys Singapore Pte. Ltd. (*formerly Infosys Consulting Pte. Ltd.)* [1]	Singapore	100	100
Infosys Financial Services GmbH. *(formerly Panaya GmbH)* [13][29]	Germany	100	100
Infosys South Africa (Pty) Ltd [13]	South Africa	100	100
Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)* [13]	Malaysia	100	100
Infosys Middle East FZ LLC [13]	Dubai	100	100
Infosys Norway [13][28]	Norway	100	100
Infosys Compaz Pte. Ltd [14]	Singapore	60	60
HIPUS Co., Ltd [14]	Japan	81	81
Fluido Oy [13]	Finland	100	100
Fluido Sweden AB [15]	Sweden	100	100
Fluido Norway A/S [15]	Norway	100	100
Fluido Denmark A/S [15]	Denmark	100	100
Fluido Slovakia s.r.o [15]	Slovakia	100	100
Infosys Fluido UK, Ltd. [15]	UK	100	100
Infosys Fluido Ireland, Ltd. [16]	Ireland	100	100
Stater N.V. [14]	The Netherlands	75	75
Stater Nederland B.V. [17]	The Netherlands	75	75
Stater XXL B.V. [17]	The Netherlands	75	75
HypoCasso B.V. [17]	The Netherlands	75	75
Stater Participations B.V. [35]	The Netherlands	–	75
Stater Belgium N.V./S.A. [17][35]	Belgium	75	75
Stater Gmbh[17]	Germany	75	75
Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))* [13]	Germany	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2024	2023
WongDoody Gmbh *(formerly known as oddity GmbH)* [20]	Germany	100	100
WongDoody (Shanghai) Co. Limited *(formerly known as oddity (Shanghai) Co., Ltd.)* [21]	China	100	100
WongDoody limited (Taipei) *(formerly known as oddity Limited (Taipei))* [21]	Taiwan	100	100
oddity space GmbH [20][33]	Germany	–	100
oddity jungle GmbH [20][33]	Germany	–	100
oddity code GmbH [20][33]	Germany	–	100
WongDoody d.o.o *(formerly known as oddity code d.o.o)* [21][33]	Serbia	100	100
oddity waves GmbH [20][33]	Germany	–	100
oddity group services GmbH [20][33]	Germany	–	100
BASE life science A/S [13][24]	Denmark	100	100
BASE life science AG [25]	Switzerland	100	100
BASE life science GmbH [25]	Germany	100	100
BASE life science S.A.S [25]	France	100	100
BASE life science Ltd. [25]	UK	100	100
BASE life science S.r.l. [25]	Italy	100	100
Innovisor Inc. [25]	US	100	100
BASE life science Inc. [25]	US	100	100
BASE life science S.L. [25][26]	Spain	100	100

(1) Wholly-owned subsidiary of Infosys Limited

(2) Majority-owned and controlled subsidiary of Infosys Limited

(3) Wholly-owned subsidiary of Infosys BPM Limited

(4) Wholly-owned subsidiary of Panaya Inc.

(5) Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(6) Wholly-owned subsidiary of Infosys Consulting Holding AG

(7) Wholly-owned subsidiary of Infy Consulting Company Limited

(8) Wholly-owned subsidiary of GuideVision s.r.o.

(9) Wholly-owned subsidiary of Infosys Nova Holdings LLC

(10) Wholly-owned subsidiary of Outbox systems Inc. dba Simplus (US)

(11) Wholly-owned subsidiary of Simplus ANZ Pty Ltd

(12) Wholly-owned subsidiary of Infosys Public Services, Inc.

(13) Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*

(14) Majority-owned and controlled subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*

(15) Wholly-owned subsidiary of Fluido Oy

(16) Wholly-owned subsidiary of Infosys Fluido UK, Ltd.

(17) Wholly-owned subsidiary of Stater N.V.

(18) Wholly-owned subsidiary of Kaleidoscope Animations, Inc.

(19) Infosys Consulting S.R.L. (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority-owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022.

(20) On April 20, 2022, Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))* (a wholly-owned subsidiary of Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)*) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH and WongDoody Gmbh *(formerly known as oddity GmbH)*.

(21) Wholly-owned subsidiary of WongDoody Gmbh *(formerly known as oddity GmbH)*

(22) Under liquidation

(23) Incorporated on July 8, 2022

(24) On September 1, 2022, Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)* (a wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S.

(25) Wholly-owned subsidiary of BASE life science A/S

(26) Incorporated on September 6, 2022

(27) Incorporated effective December 15, 2022

(28) Incorporated effective September 22, 2022

(29) Infosys Financial Services GmbH. *(formerly Panaya GmbH)* became a wholly-owned subsidiary of Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)* with effect from February 23, 2023.

(30) Liquidated effective July 14, 2023

(31) Incorporated on August 11, 2023

(32) On September 1, 2023, Infosys Limted acquired 100% of voting interests in Danske IT and Support Services India Private Limited (Danske IT). Danske IT and Support Services India Private Limited renamed as Idunn Information Technology Private Limited from April 1, 2024.

(33) On September 29, 2023, oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of WongDoody Gmbh *(formerly known as oddity GmbH)*.

(34) Kaleidoscope Prototyping LLC, a wholly-owned subsidiary of Kaleidoscope Animations is liquidated effective November 1, 2023.

(35) On November 24, 2023, Stater Participations B.V (A wholly-owned subsidiary of Stater N.V.) merged with Stater N.V. and Stater Belgium N.V./S.A which was formerly a wholly-owned subsidiary of Stater Participations B.V. became a wholly-owned subsidiary of Stater N.V.

(36) On March 15, 2024, Infosys BPM Canada Inc., a wholly-owned subsidiary of Infosys BPM Limited got dissolved.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust	India	Controlled trust
Infosys Foundation [1]	India	Trust jointly controlled by KMPs

Refer to Note 2.22 for information on transactions with post-employment benefit plans mentioned above.

[1] During the years ended March 31, 2024 and March 31, 2023, the Group contributed ₹408 crore and ₹354 crore, respectively towards CSR.

List of key management personnel

Whole-time Directors

Salil Parekh, Chief Executive Officer and Managing Director

Non-whole-time Directors

Nandan M. Nilekani

D. Sundaram (appointed as lead independent director effective March 23, 2023)

Kiran Mazumdar-Shaw (retired as lead independent director effective March 22, 2023)

Micheal Gibbs

Uri Levine (retired as independent director effective April 19, 2023)

Bobby Parikh

Chitra Nayak

Govind Iyer (appointed as an independent director effective January 12, 2023)

Helene Auriol Potier (appointed as independent director effective May 26, 2023)

Nitin Paranjpe (appointed as an additional and independent director effective January 1, 2024)

Executive Officers

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Nilanjan Roy (resigned as Chief Financial Officer of the Company effective March 31, 2024)

Shaji Mathew (appointed as Group Head – Human Resources effective March 22, 2023)

Krishnamurthy Shankar (retired as Group Head – Human Resources effective March 21, 2023)

Mohit Joshi (resigned as President effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the Company)

Ravi Kumar S (resigned as President effective October 11, 2022)

Company Secretary

A.G.S. Manikantha

Transaction with key management personnel:

The compensation details to key management personnel which comprise directors and executive officers are as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2024	2023
Salaries and other employee benefits to whole-time directors and executive officers[(1)(2)]	113	111
Commission and other benefits to non-executive/independent directors	17	16
Total	**130**	127

[(1)] For the years ended March 31, 2024 and March 31, 2023, includes a charge of ₹68 crore and ₹49 crore respectively, towards employee stock compensation expense (Refer to Note 2.12).

[(2)] Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

Additional information pursuant to para 2 of general instructions for the preparation of Consolidated financial statements

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % age of consolidated net assets	Amount (In ₹ crore)	as % age of consolidated profit or loss	Amount (In ₹ crore)	as % age of consolidated other comprehensive income	Amount (In ₹ crore)	as % age of consolidated total comprehensive income	Amount (In ₹ crore)
Infosys Limited	81.59	81,176	90.88	27,234	97.95	287	90.95	27,521
Indian subsidiaries								
Infosys BPM Limited	3.37	3,357	2.67	799	2.73	8	2.67	807
EdgeVerve Systems Limited (EdgeVerve)	1.22	1,214	2.79	835	0.34	1	2.76	836
Infosys Green Forum	0.30	299	0.02	6	–	–	0.02	6
Danske IT and Support Services India Private Limited (Danske IT)	0.08	79	0.01	2	–	–	0.01	2
Skava Systems Pvt. Ltd. (Skava Systems)	–	3	–	1	–	–	–	1
Foreign subsidiaries								
Infosys Technologies (China) Co. Limited (Infosys China)	0.54	539	0.36	108	–	–	0.36	108
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	0.56	561	0.14	43	–	–	0.14	43
Infosys Technologies (Sweden) AB. (Infosys Sweden)	0.17	174	0.18	53	–	–	0.18	53
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	0.44	441	(0.34)	(103)	–	–	(0.34)	(103)
Panaya Inc. (Panaya)	0.15	155	(0.03)	(9)	–	–	(0.03)	(9)
Infosys Nova Holdings LLC. (Infosys Nova)	2.79	2,773	0.00	(1)	–	–	0.00	(1)
Panaya Ltd	(0.34)	(340)	0.12	36	–	–	0.12	36

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % age of consolidated net assets	Amount (In ₹ crore)	as % age of consolidated profit or loss	Amount (In ₹ crore)	as % age of consolidated other comprehensive income	Amount (In ₹ crore)	as % age of consolidated total comprehensive income	Amount (In ₹ crore)
Infosys Financial Services GmbH *(formerly known as Panaya Gmbh)*	0.00	3	0.00	1	–	–	–	1
Infosys Middle East FZ LLC	(0.01)	(13)	0.01	4	–	–	0.01	4
Infosys Chile SpA	0.04	37	0.06	18	–	–	0.06	18
WongDoody, Inc	0.38	375	0.18	53	–	–	0.18	53
Fluido Oy	0.13	129	(0.03)	(10)	–	–	(0.03)	(10)
Fluido Sweden AB (Extero)	0.05	53	0.10	29	–	–	0.10	29
Fluido Norway A/S	0.05	52	0.04	11	–	–	0.04	11
Fluido Denmark A/S	(0.01)	(14)	(0.05)	(14)	–	–	(0.05)	(14)
Fluido Slovakia s.r.o	0.01	6	0.00	1	–	–	–	1
Infosys Fluido UK Ltd	(0.01)	(13)	0.04	11	–	–	0.04	11
Infosys Fluido Ireland Ltd	0.00	4	0.01	2	–	–	0.01	2
Infosys Consulting Holding AG	0.56	556	0.13	41	–	–	0.14	41
Infosys Management Consulting Pty Ltd	0.05	53	0.06	17	–	–	0.06	17
Infosys Consulting AG	0.26	258	0.50	149	0.68	2	0.50	151
Infosys Consulting (Belgium) NV	0.00	(4)	0.01	4	–	–	0.01	4
Infosys Consulting GmbH	0.13	128	0.13	39	–	–	0.13	39
Infosys Singapore Pte. Ltd	2.45	2,444	0.41	124	–	–	0.41	124
Infosys Consulting SAS	0.02	16	0.03	9	–	–	0.03	9
Infosys Consulting S.R.L. (Argentina)	(0.02)	(21)	(0.06)	(18)	–	–	(0.06)	(18)
Infosys Austria GMBH	0.00	–	(0.01)	(2)	–	–	(0.01)	(2)
Infy Consulting B.V.	0.06	57	0.04	13	–	–	0.04	13
Infosys Consulting Ltda	0.14	137	0.05	16	–	–	0.05	16
Infosys Consulting S.R.L.	0.11	106	0.10	29	–	–	0.09	29
Infosys McCamish Systems LLC	1.14	1,130	(0.20)	(60)	–	–	(0.20)	(60)
Stater N.V.	0.28	284	(0.06)	(19)	–	–	(0.06)	(19)
Stater Nederland B.V.	0.21	209	0.35	104	–	–	0.34	104
Stater XXL B.V.	–	–	0.00	–	–	–	0.00	–
HypoCasso B.V.	0.02	23	0.03	10	–	–	0.03	10
Stater Gmbh	(0.03)	(31)	(0.07)	(21)	–	–	(0.07)	(21)
Stater Belgium N.V./S.A.	0.10	98	0.03	10	–	–	0.03	10
Infosys South Africa (Pty) Ltd	0.01	9	0.00	1	–	–	0.00	1
Infosys Limited Bulgaria EOOD	0.01	7	0.02	5	–	–	0.02	5

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % age of consolidated net assets	Amount (In ₹ crore)	as % age of consolidated profit or loss	Amount (In ₹ crore)	as % age of consolidated other comprehensive income	Amount (In ₹ crore)	as % age of consolidated total comprehensive income	Amount (In ₹ crore)
Kaleidoscope Animations, Inc.	0.16	159	0.17	52	–	–	0.17	52
Blue Acorn iCi Inc *(formerly known as Beringer Commerce Inc)*	0.27	271	0.27	80	–	–	0.26	80
GuideVision, s.r.o..	0.10	106	0.13	40	–	–	0.13	40
GuideVision Deutschland GmbH	(0.01)	(8)	(0.02)	(6)	–	–	(0.02)	(6)
GuideVision Suomi Oy	0.00	(1)	(0.01)	(3)	–	–	(0.01)	(3)
GuideVision Magyarország Kft.	0.00	(1)	(0.01)	(2)	–	–	(0.01)	(2)
GuideVision Polska SP. Z O.O.	–	–	–	1	–	–	–	1
GuideVision UK Ltd	–	3	–	–	–	–	–	–
Infosys Germany Holding Gmbh	–	2	–	–	–	–	–	–
Infosys Automotive and Mobility GmbH & Co. KG	(0.98)	(972)	(1.44)	(433)	(0.68)	(2)	(1.44)	(435)
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	0.00	1	(0.01)	(4)	–	–	(0.01)	(4)
Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall")*	(0.12)	(123)	(0.18)	(54)	–	–	(0.18)	(54)
WongDoody GmbH *(formerly known as oddity GmbH)*	0.05	52	(0.02)	(6)	–	–	(0.02)	(6)
oddity (Shanghai) Co., Ltd.	0.01	5	0.00	1	–	–	0.00	1
WongDoody limited (Taipei) *(formerly known as oddity Limited (Taipei))*	0.00	2	0.01	2	–	–	0.01	2
WongDoody d.o.o *(formerly known as oddity code d.o.o)*	0.01	5	0.01	3	–	–	0.01	3
Infosys Business Solutions LLC	0.03	31	0.05	17	–	–	0.06	17
Panaya Germany GmbH	0.00	(2)	0.00	1	–	–	–	1
Infosys Arabia Limited	0.00	4	0.00	–	–	–	–	–
Infosys Norway	0.00	1	0.00	–	–	–	–	–
Outbox systems Inc. dba Simplus (US)	0.11	111	0.07	20	–	–	0.07	20
Simplus Australia Pty Ltd	0.00	4	0.07	22	–	–	0.07	22
Simplus Philippines, Inc.	0.01	15	0.01	3	–	–	0.01	3
Simplus ANZ Pty Ltd.	–	–	–	–	–	–	–	–
BASE life science AG	0.03	26	0.04	12	(1.02)	(3)	0.03	9

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % age of consolidated net assets	Amount (In ₹ crore)	as % age of consolidated profit or loss	Amount (In ₹ crore)	as % age of consolidated other comprehensive income	Amount (In ₹ crore)	as % age of consolidated total comprehensive income	Amount (In ₹ crore)
BASE life science GmbH	0.00	(4)	(0.01)	(4)	–	–	(0.01)	(4)
BASE life science A/S	(0.06)	(62)	(0.29)	(88)	–	–	(0.29)	(88)
BASE life science S.A.S	0.00	(1)	(0.01)	(2)	–	–	(0.01)	(2)
BASE life science Ltd.	0.01	5	0.01	3	–	–	0.01	3
BASE life science S.r.l.	0.00	(1)	0.00	(1)	–	–	(0.01)	(1)
Innovisor Inc.	0.00	–	0.00	–	–	–	–	–
BASE life science Inc.	0.00	(1)	0.00	(1)	–	–	–	(1)
BASE life science S.L.	0.01	7	0.02	6	–	–	0.02	6
Infosys Public Services, Inc. USA (Infosys Public Services)	1.38	1,369	1.15	344	–	–	1.14	344
Infosys Luxembourg S.a.r.l	0.04	38	0.05	15	–	–	0.05	15
Infosys Compaz PTE Ltd	0.21	209	0.22	66	–	–	0.22	66
Infy Consulting Company Limited	0.25	254	0.25	75	–	–	0.25	75
Infosys Poland Sp. Z.o.o	1.02	1,015	0.45	134	–	–	0.44	134
Portland Group Pty Ltd	0.05	50	0.04	13	–	–	0.04	13
Infosys BPO Americas LLC	0.08	76	0.13	38	–	–	0.13	38
Infosys (Czech Republic) Limited s.r.o.	0.11	108	0.01	4	–	–	0.02	4
HIPUS Co., Ltd	0.12	122	0.11	32	–	–	0.10	32
Global Enterprise International (Malaysia) Sdn. Bhd.	0.01	15	0.04	13	–	–	0.04	13
Infosys BPM UK Limited	–	1	–	–	–	–	–	–
Infosys Public Services Canada Inc.	0.03	25	0.04	13	–	–	0.05	13
Brilliant Basics Holdings Limited	0.07	66	–	1	–	–	–	1
Brilliant Basics Limited	–	1	–	–	–	–	–	–
Subtotal	**100.00**	**99,492**	**100.00**	**29,968**	**100.00**	**293**	**100.00**	**30,261**
Adjustment arising out of consolidation		(11,269)		(3,678)		228		(3,450)
Controlled trusts		(107)		(57)		–		(57)
		88,116		**26,233**		**521**		**26,754**
Non-controlling interests		345		15		(1)		14
Total		**88,461**		**26,248**		**520**		**26,768**

2.26 Segment reporting

Ind AS 108, *Operating segments,* establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public Services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in Note 2.18, Revenue from operations.

Business segments

Years ended March 31, 2024 and March 31, 2023 :

(In ₹ crore)

Particulars	Financial Services (1)*	Retail (2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	42,158	22,504	17,991	20,035	22,298	12,411	11,515	4,758	153,670
	43,763	21,204	18,086	18,539	19,035	11,867	10,085	4,188	146,767
Identifiable operating expenses	24,782	11,704	11,071	10,838	14,596	7,232	6,716	2,938	89,877
	24,990	10,892	11,101	9,923	12,493	6,959	5,834	2,801	84,993
Allocated expenses	8,052	3,918	3,232	3,674	3,505	2,026	1,901	1,060	27,368
	7,930	3,916	3,226	3,461	3,429	1,949	1,685	1,048	26,644
Segment operating income	**9,324**	**6,882**	**3,688**	**5,523**	**4,197**	**3,153**	**2,898**	**760**	**36,425**
	10,843	**6,396**	**3,759**	**5,155**	**3,113**	**2,959**	**2,566**	**339**	**35,130**

Particulars	Financial Services [1]*	Retail [2]	Communication[3]	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences [4]	All other segments [5]	Total
Unallocable expenses									4,678
									4,225
Other income, net *(Refer to Note 2.19)*									4,711
									2,701
Finance cost									470
									284
Profit before tax									**35,988**
									33,322
Income tax expense									9,740
									9,214
Net Profit									**26,248**
									24,108
Depreciation and amortization expense									4,678
									4,225
Non-cash expenses other than depreciation and amortization									–
									–

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Healthcare

(5) Others include operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in Public Services

* Includes impact on account of McCamish cybersecurity incident. Refer note 2.24.2.

Significant clients

No client individually accounted for more than 10% of the revenues for the years ended March 31, 2024 and March 31, 2023, respectively.

2.27 Function-wise classification of Consolidated Statement of Profit and Loss

(In ₹ crore)

Particulars	Note	Year ended March 31,	
		2024	2023
Revenue from operations	2.18	153,670	146,767
Cost of sales		107,413	102,353
Gross profit		**46,257**	**44,414**
Operating expenses			
Selling and marketing expenses		6,973	6,249
General and administration expenses		7,537	7,260
Total operating expenses		**14,510**	**13,509**
Operating profit		**31,747**	**30,905**
Other income, net	2.19	4,711	2,701
Finance cost		470	284
Profit before tax		**35,988**	**33,322**
Tax expense:			
Current tax	2.17	8,390	9,287
Deferred tax	2.17	1,350	(73)
Profit for the year		**26,248**	**24,108**
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability/asset, net	2.22	120	8
Equity instruments through other comprehensive income, net	2.5	19	(7)
		139	1
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11	11	(7)
Exchange differences on translation of foreign operations, net		226	776
Fair value changes on investments, net	2.5	144	(256)
		381	**513**
Total other comprehensive income / (loss), net of tax		**520**	**514**
Total comprehensive income for the year		**26,768**	**24,622**
Profit attributable to:			
Owners of the Company		26,233	24,095
Non-controlling interests		15	13
		26,248	**24,108**
Total comprehensive income attributable to:			
Owners of the Company		26,754	24,598
Non-controlling interests		14	24
		26,768	**24,622**

for and on behalf of the Board of Directors of Infosys Limited

D. Sundaram
Lead Independent Director
DIN: 00016304

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 18, 2024

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

This page is intentionally left blank

May 31, 2024

Dear Member,

You are cordially invited to attend the 43rd Annual General Meeting (AGM) of the members of Infosys Limited ("the Company") to be held on Wednesday, June 26, 2024 at 4:00 p.m. IST through video conference and other audio-visual means ("VC").

The Notice of the meeting, containing the business to be transacted, is enclosed herewith. As per Section 108 of the Companies Act, 2013 ("the Act"), read with the related rules and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the LODR Regulations"), the Company is pleased to provide its members the facility to cast their vote by electronic means on all resolutions set forth in the Notice.

Very truly yours,

Sd/-

Nandan M. Nilekani
Chairman

Enclosures:
1. Notice of the 43rd Annual General Meeting
2. Instructions for participation through VC
3. Instructions for e-voting

Note: Attendees who require technical assistance to access and participate in the meeting through VC are requested to contact either of these helpline numbers: +91 80 4156 5555 / +91 80 4156 5777

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

investors@infosys.com
www.infosys.com

Notice of the 43rd Annual General Meeting

Notice is hereby given that the 43rd Annual General Meeting (AGM) of the members of Infosys Limited ("the Company") will be held on Wednesday, June 26, 2024, at 4:00 p.m. IST through video conference / other audio-visual means ("VC") to transact the following business:

Ordinary business

Item no. 1 – Adoption of financial statements

To consider and adopt the audited financial statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2024 and the reports of the Board of Directors ("the Board") and auditors thereon.

Item no. 2 – Declaration of dividend

To declare a final dividend of ₹20/- per equity share for the financial year ended March 31, 2024 and additionally a special dividend of ₹8/- per equity share.

Item no. 3 – Appointment of Nandan M. Nilekani as a director, liable to retire by rotation

To appoint a director in place of Nandan M. Nilekani (DIN: 00041245), who retires by rotation and being eligible, seeks reappointment.

Explanation: Based on the terms of appointment, executive directors , non-executive and non-independent chairman are subject to retirement by rotation. Nandan M. Nilekani, who was initially appointed on August 24, 2017 and last appointed on June 25, 2022, and whose office is liable to retire at the ensuing AGM, being eligible, seeks reappointment. Based on performance evaluation and the recommendation of the Nomination and Remuneration Committee, the Board recommends his reappointment.

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013, the approval of members of the Company, be and is hereby accorded to reappoint Nandan M. Nilekani (DIN: 00041245) as a director, who is liable to retire by rotation.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261 Fax: 91 80 2852 0362
investors@infosys.com
www.infosys.com

by order of the Board of Directors
for Infosys Limited

Sd/-

A.G.S. Manikantha
Company Secretary
Membership No. ACS 21918

April 18, 2024

Notes

1. Pursuant to the General Circular No. 09/2023 dated September 25, 2023, issued by the Ministry of Corporate Affairs (MCA) and Circular SEBI/HO/CFD/CFD-PoD-2/P/CIR/2023/167 dated October 7, 2023 issued by SEBI (hereinafter collectively referred to as "the Circulars"), companies are allowed to hold AGM through VC, without the physical presence of members at a common venue. Hence, in compliance with the Circulars, the AGM of the Company is being held through VC.
2. A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on his / her behalf and the proxy need not be a member of the Company. Since the AGM is being held in accordance with the Circulars through VC, the facility for the appointment of proxies by the members will not be available.
3. Participation of members through VC will be reckoned for the purpose of quorum for the AGM as per Section 103 of the Act.
4. Corporate members intending to authorize their representatives to participate and vote at the meeting are requested to send a certified copy of the Board resolution / authorization letter to the Scrutinizer by email to evoting@infosys.com with a copy marked to evoting@nsdl.com.
5. The register of directors and key managerial personnel (KMP) and their shareholding, maintained under Section 170 of the Act, and the register of contracts or arrangements in which the directors are interested, maintained under Section 189 of the Act, will be available electronically for inspection by the members during the AGM. All documents referred to in the Notice will also be available for electronic inspection without any fee from the date of circulation of this Notice up to the date of AGM, i.e. June 26, 2024. Members seeking to inspect such documents can send an email to investors@infosys.com.

6. Members whose shareholding is in demat mode are requested to notify any change in address or bank account details to their respective depository participant(s) (DP). Members whose shareholding is in physical mode are requested to opt for the Electronic Clearing System (ECS) mode to receive dividend on time in line with the Circulars. We urge members to utilize the ECS for receiving dividends. Please refer to point no. 16 for the process to be followed for updating bank account details.
7. Members may note that the Board, at its meeting held on April 18, 2024, has recommended a final dividend of ₹20/- per equity share for the financial year ended March 31, 2024 and additionally a special dividend of ₹8/- per equity share. The record date for the purpose of final dividend and special dividend is May 31, 2024. The final dividend and special dividend, once approved by the members in the ensuing AGM, will be paid on July 1, 2024, through various modes. To avoid delay in receiving dividend, members are requested to update their KYC with their depositories (where shares are held in dematerialized mode) and with the Company's Registrar and Transfer Agent (RTA) (where shares are held in physical mode) to receive the dividend directly into their bank account on the payout date.
8. Members may note that the Income-tax Act, 1961, ("the IT Act") as amended by the Finance Act, 2020, mandates that dividend paid or distributed by a company on or after April 1, 2020 shall be taxable in the hands of members. The Company shall therefore be required to deduct tax at source (TDS) at the time of making the payment of final and special dividend. To enable us to determine the appropriate TDS rate as applicable, members are requested to submit relevant documents, as specified in the below paragraphs, in accordance with the provisions of the IT Act.

For resident shareholders, taxes shall be deducted at source under Section 194 of the IT Act as follows:

Members having valid Permanent Account Number (PAN)	10%* or as notified by the Government of India (GOI)
Members not having PAN / valid PAN	20% or as notified by the GOI

*i) As per the Finance Act, 2021, Section 206AB has been inserted effective July 1, 2021, wherein higher rate of tax (twice the specified rate) would be applicable on payment made to a shareholder who is classified as 'Specified Person' as defined under Section 206AB of the Finance Act, 2021.

ii) As per Section 139AA of the IT Act, every person who has been allotted a PAN and who is eligible to obtain Aadhaar, shall be required to link the PAN with Aadhaar. In case of failure to comply with this, the PAN allotted shall be deemed to be invalid / inoperative and he shall be liable to all consequences under the IT Act and tax shall be deducted at the higher rates as prescribed under the IT Act.

However, no tax shall be deducted on the dividend payable to resident individual shareholders if the total dividend to be received by them during financial year 2024-25 does not exceed ₹5,000, and also in cases where members provide Form 15G / Form 15H (Form 15H is applicable to resident individual shareholders aged 60 years or more), subject to conditions specified in the IT Act. Resident shareholders may also submit any other document as prescribed under the IT Act to claim a lower / nil withholding of tax. PAN is mandatory for members providing Form 15G / 15H or any other document as mentioned above.

For non-resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20%** (plus applicable surcharge and cess) or as notified by the GOI on the amount of dividend payable. However, as per Section 90 of the IT Act, non-resident shareholders have the option to be governed by the provisions of the Double Tax Avoidance Agreement (DTAA), read with Multilateral Instrument (MLI) between India and the country of tax residence of the shareholders, if they are more beneficial to them. For this purpose, i.e. to avail the benefits under the DTAA read with MLI, non-resident shareholders will have to provide the following:

- Copy of the PAN card allotted by the Indian income tax authorities duly attested by the shareholders or details as prescribed under rule 37BC of the Income-tax Rules, 1962
- Copy of the Tax Residency Certificate for financial year 2023-24 obtained from the revenue or tax authorities of the country of tax residence, duly attested by shareholders
- Electronic Form 10F as per notification no. 03/2022 dated July 16, 2022 issued by the Central Board of Direct Tax [Notification can be read under notification-no-3-2022-systems.pdf (incometaxindia.gov.in)]. Form 10F can be obtained electronically through the e-filing portal of the income tax website at https://www.incometax.gov.in/iec/foportal
- Self-declaration by the shareholders of having no permanent establishment in India in accordance with the applicable tax treaty
- Self-declaration of beneficial ownership by the non-resident shareholder
- Any other documents as prescribed under the IT Act for lower withholding of taxes, if applicable, duly attested by the shareholders

In case of Foreign Institutional Investors (FII) / Foreign Portfolio Investors (FPI), tax will be deducted under Section 196D of the IT Act at the rate of 20%** (plus applicable surcharge and cess) or the rate provided in relevant DTAA, read with MLI, whichever is more beneficial, subject to the submission of the above documents, if applicable.

** As per the Finance Act, 2021, Section 206AB has been inserted effective July 1, 2021, wherein the higher rate of tax (twice the specified rate) would be applicable on payment made to a shareholder who is classified as 'Specified Person' as defined under the provisions of the aforesaid Section. However, in case of a non-resident shareholder or a non-resident FPI / FII, the higher rate of tax as mentioned in Section 206AB shall not apply if such non-resident does not have a permanent establishment in India.

The aforementioned documents are required to be uploaded on the shareholder portal at https://www.infosys.com/investors/shareholder-services/dividend-tax.html on or before June 07, 2024. Members are requested to visit https://www.infosys.com/investors/shareholder-services/dividend-tax.html for more instructions and information on this subject. No communication would be

accepted from members after June 07, 2024, regarding tax-withholding matters. Shareholders may write to dividend.tax@infosys.com for any clarifications on this subject.

TDS certificates in respect of tax deducted, if any, can be subsequently downloaded from the shareholder's portal. Shareholders can also check their tax credit in Form 26AS from the e-filing account at https://www.incometax.gov.in/iec/foportal or "View Your Tax Credit" on https://www.tdscpc.gov.in.

9. Members are requested to address all correspondence, including dividend-related matters, to RTA, KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032.
10. Members wishing to claim dividends that remain unclaimed are requested to correspond with the RTA as mentioned above, or with the Company Secretary, at the Company's registered office or at investors@infosys.com. Members are requested to note that dividends that are not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will be transferred to the Investor Education and Protection Fund (IEPF). Shares on which dividend remains unclaimed for seven consecutive years shall be transferred to the IEPF as per Section 124 of the Act, read with applicable IEPF rules.
11. In compliance with Section 108 of the Act, read with the corresponding rules, Regulation 44 of the LODR Regulations and in terms of SEBI circular no. SEBI/HO/CFD/CMD/ CIR/P/2020/242 dated December 9, 2020, the Company has provided a facility to its members to exercise their votes electronically through the electronic voting (e-voting) facility provided by the National Securities Depository Limited (NSDL). Members who have cast their votes by remote e-voting prior to the AGM may participate in the AGM but shall not be entitled to cast their votes again. The manner of voting remotely by members holding shares in dematerialized mode, physical mode and for members who have not registered their email addresses is provided in the 'Instructions for e-voting' section which forms part of this Notice. The Board has appointed Hemanth, Holla & Co., (Membership No. FCS 6374) (CP No. 6519) Practicing Company Secretaries, as the scrutinizer ("Scrutinizer") for conducting the e-voting process in a fair and transparent manner.
12. Members holding shares either in physical or dematerialized mode, as on cut-off date, i.e. June 19, 2024, may cast their votes electronically. The e-voting period commences on Friday, June 21, 2024 (9:00 a.m. IST) and ends on Tuesday, June 25, 2024 (5:00 p.m. IST). The e-voting module will be disabled by NSDL thereafter. Members will not be allowed to vote again on any resolution on which vote has already been cast. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the cut-off date, i.e. June 19, 2024. A person who is not a member as on the cut-off date is requested to treat this Notice for information purposes only.
13. The facility for voting during the AGM will also be made available. Members present in the AGM through VC and who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM.
14. Any person holding shares in physical mode or a person, who acquires shares and becomes a member of the Company after the Notice is sent and holding shares as on the cut-off date, i.e. June 19, 2024, may obtain the login ID and password by sending a request to evoting@nsdl.com. However, if he / she is already registered with NSDL for remote e-voting, then he / she can use his / her existing user ID and password for casting the vote.
15. In compliance with the Circulars, the Integrated Annual Report for 2023-24, the Notice of the 43rd AGM, and instructions for e-voting are being sent through electronic mode to those members whose email addresses are registered with the Company / depository participant(s) (DP).
16. We urge members to support our commitment to environmental protection by choosing to receive the Company's communication through email. Members holding shares in demat mode, who have not registered their email addresses, are requested to register their email addresses with their respective DP, and members holding shares in physical mode are requested to update their email addresses with the Company's RTA, KFin Technologies Limited at einward.ris@kfintech.com, to receive copies of the Integrated Annual Report 2023-24 in electronic mode. Members may follow the process detailed below for registration of email ID to obtain the report and update of bank account details for the receipt of dividend.

Type of holder	Process to be followed	
Physical	For availing the following investor services, send a written request in the prescribed forms to the RTA of the Company, KFin Technologies Limited either by email to einward.ris@kfintech.com or by post to KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032	
	Form for availing investor services to register PAN, email address, bank details and other KYC details or changes / update thereof for securities held in physical mode	Form ISR-1
	Update of signature of securities holder	Form ISR-2
	For nomination as provided in Rule 19(1) of the Companies (Share Capital and Debentures) Rules, 2014	Form SH-13
	Declaration to opt out	Form ISR-3
	Cancellation of nomination by the holder(s) (along with ISR-3) / Change of nominee	Form SH-14
	Form for requesting issue of duplicate certificate and other service requests for shares / debentures / bonds, etc., held in physical mode	Form ISR-4
Demat	Please contact your DP and register your email address and bank account details in your demat account, as per the process advised by your DP.	

17. Members may also note that the Notice of the 43rd AGM and the Integrated Annual Report 2023-24 will also be available on the Company's website at, https://www.infosys.com/investors/reports-filings.html, websites of the stock exchanges, i.e. BSE and NSE, at www.bseindia.com and www.nseindia.com, respectively, and on the website of NSDL, https://www.evoting.nsdl.com.
18. Additional information, pursuant to Regulation 36 of the LODR Regulations, in respect of the directors seeking appointment / reappointment at the AGM, forms part of this Notice.
19. Effective April 1, 2024, SEBI has mandated that the shareholders, who hold shares in physical mode and whose folios are not updated with any of the KYC details [viz., (i) PAN (ii) Choice of Nomination (iii) Contact Details (iv) Mobile Number (v) Bank Account Details and (vi) Signature], shall be eligible to get dividend only in electronic mode. Accordingly, payment of final and special dividend, subject to approval at the AGM, shall be paid to physical holders only after the above details are updated in their folios. Shareholders are requested to complete their KYC by writing to the Company's RTA, KFin Technologies Limited, at einward.ris@kfintech.com. The forms for updating the same are available at https://www.infosys.com/investors/shareholder-services/investors-service.html
20. As per Section 72 of the Act, members holding shares in physical mode may submit their nomination by submitting SH-13 which can be downloaded from the Company's website at https://www.infosys.com/investors/shareholder-services/documents/investors-service/form-sh13.pdf members holding shares in demat mode may contact their respective DPs to update the nomination.
21. The Scrutinizer will submit his report to the Chairman of the Company ("the Chairman") or to any other person authorized by the Chairman after the completion of the scrutiny of the e-voting (votes cast during the AGM and votes cast through remote e-voting), not later than 48 hours from the conclusion of the AGM. The result declared along with the Scrutinizer's report shall be communicated to the stock exchanges, NSDL and RTA, and will also be displayed on the Company's website, www.infosys.com.
22. Since the AGM will be held through VC in accordance with the Circulars, the route map, proxy form and attendance slip are not attached to this Notice.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261 Fax: 91 80 2852 0362
investors@infosys.com
www.infosys.com

April 18, 2024

by order of the Board of Directors
for Infosys Limited

Sd/-

A.G.S. Manikantha
Company Secretary
Membership No. ACS 21918

Additional information on directors recommended for appointment / reappointment as required under Regulation 36 of the LODR Regulations and applicable secretarial standards



Nandan M. Nilekani
Chairman

Nandan M. Nilekani (Nandan) is the Chairman of Infosys Limited, which he co-founded in 1981, and EkStep, a not-for-profit effort to create a learner-centric, technology-based platform to improve basic literacy and numeracy for millions of children. He was previously the Chairman of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister. In January 2023, he was appointed as the co- chair of the "G20 Task Force on Digital Public Infrastructure for Economic Transformation, Financial Inclusion and Development". Nandan received his bachelor's degree from IIT, Bombay. Fortune Magazine conferred on him the title of "Asia's Businessman of the Year – 2003". In 2005, he received the prestigious Joseph Schumpeter Prize for innovative services in economy, economic sciences and politics. In 2006, he was awarded the Padma Bhushan. The same year, he was named Businessman of the Year by Forbes Asia. Time magazine listed him as one of the 100 most influential people in the world in 2006 and 2009. Foreign Policy magazine listed him as one of the Top 100 Global Thinkers in 2010. He won The Economist Social & Economic Innovation Award for his leadership of India's unique identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from E&Y. CNBC-TV18 conferred the India Business Leader award for outstanding contribution to the Indian economy in 2017 and he also received the 22nd Nikkei Asia Prize for Economic & Business Innovation 2017. He is the author of *Imagining India* and co-authored with Viral Shah his second book, *Rebooting India: Realizing a Billion Aspirations* and his third book with Tanuj Bhojwani, *The Art of Bitfulness: Keeping Calm in the Digital World* released in January 2022.

Age: 68 years

Nature of expertise in specific functional areas: Financial, Diversity, Global Business, Cybersecurity, Strategy, Leadership, Information Technology, Board Service and Governance, Sales and Marketing, Mergers & Acquisitions, Risk Management, and Sustainability and ESG

Disclosure of inter-se relationships between directors and KMP: None

Listed entities (other than the Infosys Group) in which Nandan holds directorship and committee membership: Nil

Listed entities from which Nandan has resigned in the past three years: Nil

Shareholding in the Company as on April 18, 2024:

Name	Category	No. of equity shares held
Nandan M. Nilekani	Director	4,07,83,162
Rohini Nilekani	Relative (Spouse)	3,43,35,092
Nihar Nilekani	Relative (Son)	1,26,77,752
Janhavi Nilekani	Relative (Daughter)	85,89,721

Remuneration proposed to be paid: Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company .

Key terms and conditions of appointment: As per the resolution at Item no. 3 of this Notice. Nandan M. Nilekani's office as director shall be subject to retirement by rotation .

Date of first appointment to the Board, last drawn remuneration and number of Board meetings attended: Nandan M. Nilekani was first appointed to the Board in 1981. He ceased to be a member of the Board on July 9, 2009. He was unanimously appointed as a member and Chairman of the Board effective August 24, 2017. He voluntarily chose not to receive any remuneration for his services rendered to the Company. Details pertaining to his appointment, remuneration, and number of meetings attended are provided in the *Corporate governance report* of this Integrated Report 2023-24 .

Instructions for participation through VC

Please follow the below steps for registration and participation

<table>
<tr><td>Step 1:</td><td>Access the VC portal by clicking this link: https://agm.onwingspan.com/InfosysAGM or you could also join the AGM by visiting the investor page on our Company's website, www.infosys.com</td><td rowspan="2">System requirements for best VC experience
Internet connection: Broadband, wired or wireless (3G or 4G/LTE), with a speed of 5 Mbps or more
Microphone and speakers: Built-in or USB plug-in or wireless Bluetooth
Browser:
Google Chrome: Version 90 or latest
Mozilla Firefox: Version 90 or latest
Microsoft Edge Chromium: Version 90 or latest
Safari: Version 12 or latest
Internet Explorer: Not supported
Helpline numbers
+91-80- 4156 5555
+91-80- 4156 5777</td></tr>
<tr><td>Step 2:</td><td>Log in to join the VC session by using your DP ID and Client ID / Folio Number together with your PAN
a) Members with NSDL account: 8-character DP ID followed by 8-digit Client ID
(For example, if your DP ID is IN300*** and Client ID is 12******, then your user ID is IN300***12******).
b) Members with CDSL account: 16-digit Beneficiary ID (For example, if your Beneficiary ID is 12**************, then your user ID is 12**************).
c) Members with physical folio: ITL + Folio Number registered with the Company
(For example, if your Folio Number is 0*****, then your user ID is ITL0*****)</td></tr>
<tr><td></td><td colspan="2">Note: Institutional / corporate shareholders are required to upload the Board Resolution / Authorization Letter authorizing its representatives to attend the AGM through VC.</td></tr>
<tr><td>Step 3:</td><td colspan="2">Click 'Enter' to join the virtual AGM.</td></tr>
<tr><td>Step 4:</td><td colspan="2">Members can post questions either through chat or the video feature available in the VC. Members can exercise these options once the floor is open for shareholder queries.</td></tr>
<tr><td>Step 5:</td><td colspan="2">Members who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM by following the 'Instructions for e-voting'.</td></tr>
</table>

General guidelines for VC participation

i. Members may note that the 43rd AGM of the Company will be convened through VC in compliance with the applicable provisions of the Act, read with the Circulars. The facility to attend the meeting through VC will be provided by the Company. Members may access the same at https://agm.onwingspan.com/InfosysAGM.

ii. The facility of joining the AGM through VC will be opened 60 minutes before the scheduled start time of the AGM and will be available for members on a first-come-first-served basis.

iii. The Company reserves the right to limit the number of members asking questions depending on the availability of time at the AGM.

iv. Members can participate in the AGM through their desktops / smartphones / laptops etc. However, for better experience and smooth participation, it is advisable to join the meeting through desktops / laptops with high-speed internet connectivity.

v. Please note that participants connecting from mobile devices or tablets, or through laptops via mobile hotspot, may experience audio / video loss due to fluctuation in their respective networks. It is therefore recommended to use a stable Wi-Fi or LAN connection to mitigate any of the aforementioned glitches.

Instructions for e-voting

The process to vote electronically on NSDL e-voting system consists of two steps:

Step 1: Access to the NSDL e-voting system

(A) Login method for e-voting for individual shareholders holding securities in demat mode

In terms of SEBI circular SEBI/HO/CFD/CMD/CIR/P/2020/242 dated December 9, 2020 on e-voting facility provided by listed companies, individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email Id in their demat accounts in order to access e-voting facility.

Login method for individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login method
Individual shareholders holding securities in demat mode with NSDL	Existing IDeAS user can visit the e-Services website of NSDL Viz. https://eservices.nsdl.com either on a personal computer or on a mobile. On the e-Services home page click on the "Beneficial Owner" icon under "Login" which is available under 'IDeAS' section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-voting services under Value added services. Click on "Access to e-voting" under e-voting services and you will be able to see e-voting page. Click on company name or e-voting service provider i.e. NSDL and you will be re-directed to e-voting website of NSDL for casting your vote during the remote e-voting period.
	If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select "Register Online for IDeAS Portal" or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp
	Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section. A new screen will open. You will have to enter your User ID (i.e. your 16-digit demat account number held with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-voting page. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period.
	Shareholders / Members can also download NSDL Mobile App "NSDL Speede" facility by scanning the QR code mentioned below for seamless voting experience. **NSDL Mobile App is available on** App Store Google Play
Individual shareholders holding securities in demat mode with CDSL	Users who have opted for CDSL Easi / Easiest facility, can login through their existing user id and password. Option will be made available to reach e-voting page without any further authentication. The users to login Easi / Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon and New System Myeasi Tab and then use your existing my easi username and password.
	After successful login the Easi / Easiest user will be able to see the e-voting option for eligible companies where the evoting is in progress as per the information provided by company. On clicking the evoting option, the user will be able to see e-voting page of the e-voting service provider for casting your vote during the remote e-voting period. Additionally, there are also links provided to access the system of all e-voting Service Providers, so that the user can visit the e-voting service providers' website directly.
	If the user is not registered for Easi/Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option.

	Alternatively, the user can directly access e-voting page by providing Demat Account Number and PAN from a e-voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-voting option where the evoting is in progress and also able to directly access the system of all e-voting Service Providers.
Type of shareholders	**Login Method**
Individual shareholders (holding securities in demat mode) logging in through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-voting facility. Upon logging in, you will be able to see e-voting option. Click on e-voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-voting feature. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period.

Important note: Members who are unable to retrieve User ID / Password are advised to use "Forgot User ID" and "Forgot Password" options available on the above-mentioned website.

Helpdesk for individual shareholders holding securities in demat mode for any technical issues related to login through depository i.e. NSDL and CDSL

Login type	Helpdesk details
Individual shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.com or call 022-48867000
Individual shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call the toll-free number 1800 22 55 33

B) Login method for e-voting and voting during the meeting for shareholders other than individual shareholders holding securities in demat mode and shareholders holding securities in physical mode

How to Log-in to NSDL e-voting website?

1. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.
2. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section.
3. A new screen will open. Enter your User ID, Password / OTP and a verification code as shown on the screen.

   Alternatively, if you are registered for NSDL e-services i.e. IDeAS, you can log in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log in to NSDL e-services using your login credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.
4. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For members who hold shares in demat account with NSDL	8-character DP ID followed by 8-digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******.
b) For members who hold shares in demat account with CDSL	16-digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your User ID is 12**************
c) For members holding shares in physical mode	EVEN Number followed by Folio Number registered with the Company For example, if your Folio Number is 001*** and EVEN is 128691 then your User ID is 128691001***

5. Password details for shareholders other than individual shareholders are given below:
   a. If you are already registered for e-voting, then you can use your existing password to log in and cast your vote.
   b. If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' for the system to prompt you to change your password.

c. How to retrieve your 'initial password'?

(i) If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit Client ID for your NSDL account, or the last 8 digits of your Client ID for CDSL account, or Folio Number for shares held in physical mode. The .pdf file contains your 'User ID' and your 'initial password'.

(ii) If your email ID is not registered, please follow steps mentioned below in process for those shareholders whose email ids are not registered

6. If you are unable to retrieve or have not received the 'Initial password' or have forgotten your password:

   a. Click on 'Forgot User Details / Password?' (If you hold shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

   b. Physical User Reset Password? (If you hold shares in physical mode) option available on www.evoting.nsdl.com.

   c. If you are still unable to get the password by the above two options, you can send a request to evoting@nsdl.com mentioning your demat account number / Folio Number, your PAN, your name and your registered address.

   d. Members can also use the OTP (One Time Password) based login for casting their vote on the e-voting system of NSDL.

7. After entering your password, tick on "Agree with Terms and Conditions" by selecting on the check box.
8. Now, you will have to click on the 'Login' button.
9. After you click on the 'Login' button, the homepage of e-voting will open.

Step 2: Cast your vote electronically on NSDL e-voting system

How to cast your vote electronically on NSDL e-voting system?

1. After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle.
2. Select "EVEN" of company for which you wish to cast your vote during the remote e-voting period.
3. Now you are ready for e-voting as the Voting page opens.
4. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.
5. Upon confirmation, the message "Vote cast successfully" will be displayed.
6. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote

General guidelines for shareholders

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.com. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-voting" tab in their login.
2. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.
3. In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on : 022 - 4886 7000 or send a request to evoting@nsdl.com, or contact Amit Vishal, Deputy Vice President, or Pallavi Mhatre, Senior Manager, National Securities Depository Ltd., at the designated email ID: evoting@nsdl.com to get your grievances on e-voting addressed.

Process for those shareholders whose email ids are not registered with the depositories for procuring user id and password and registration of e mail ids for e-voting for the resolutions set out in this notice:

1. In case shares are held in physical mode please provide Folio No., Name of shareholder, scanned copy of the share certificate (front and back), PAN (self attested scanned copy of PAN card), AADHAAR (self attested scanned copy of Aadhaar Card) by email to investors@infosys.com & evoting@infosys.com.
2. In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16 digit beneficiary ID), Name, client master or copy of Consolidated Account Statement, PAN (self attested scanned copy of PAN card), AADHAAR (self attested scanned copy of Aadhaar Card) to investors@infosys.com & evoting@infosys.com. If you are an Individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-voting for Individual shareholders holding securities in demat mode.

3. Alternatively, shareholders/members may send a request to evoting@nsdl.com for procuring user id and password for e-voting by providing above mentioned documents.
4. In terms of SEBI circular dated December 9, 2020, on e-voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-voting facility

Information at a glance

Particulars	Details
Time and date of AGM	4:00 p.m. IST, Wednesday, June 26, 2024
Mode	Video conference and other audio-visual means
Participation through video-conferencing	https://agm.onwingspan.com/InfosysAGM
Helpline number for VC participation	+91-80-4156 5555 / +91-80-4156 5777
Webcast and transcripts	https://www.infosys.com/Investors/
Record date for the purpose of dividend	Friday, May 31, 2024
Dividend payment date	Monday, July 1, 2024
Information of tax on dividend	https://www.infosys.com/investors/shareholder-services/dividend-tax.html
Cut-off date for e-voting	Wednesday, June 19, 2024
E-voting start time and date	9:00 a.m. IST, Friday, June 21, 2024
E-voting end time and date	5:00 p.m. IST, Tuesday, June 25, 2024
E-voting website of NSDL	https://www.evoting.nsdl.com/
Name, address and contact details of e-voting service provider	Contact name: **Amit Vishal** *Deputy Vice President* **Pallavi Mhatre** *Senior Manager* National Securities Depository Limited, 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, India Contact details: Email ID's: amitv@nsdl.com pallavid@nsdl.com evoting@nsdl.com Contact number: 022 - 4886 7000
Name, address and contact details of Registrar and Transfer Agent	Contact name: **Shobha Anand** *Deputy Vice President* KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032 Contact details: Email ID's: shobha.anand@kfintech.com; einward.ris@kfintech.com; Contact number: 1800-309-4001

Safe Harbor

This Annual Report contains 'forward-looking statements' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance and are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. These statements are subject to substantial known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties relating to the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruption and innovations such as Generative AI, complex and evolving regulatory landscape, including immigration regulation changes, ESG vision, our Capital Allocation Policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources and corporate actions including acquisitions, the findings of the review of the extent and nature of data subject to unauthorized access and exfiltration in relation to the McCamish cybersecurity incident and reaction to such findings, the timing of the notification process, and the amount of any additional costs, including indemnities or damages / claims, resulting directly or indirectly from the incident. These and additional factors are discussed in the "Outlook, risks and concerns" and risk management report sections in this Annual Report, and are discussed in detail in our Form 20-F filed with the U.S. Securities and Exchange Commission. In the light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

Designed by Communication Design Group, Infosys Limited.

www.infosys.com

To read the report online